ERSTE

ERSTE GROUP



Annual Report 2008

2008

Cash earnings per share in EUR


4.5
3.0
1.5
0
2.18
2.98
3.14
3.92
2.89
2004
2005
2006
2007
2008

Cash return on equity (in %)


25
20
15
10
5
0
17.0
19.5
13.8
14.6
10.1
2004
2005
2006
2007
2008

Cost/income ratio (in %)


66
64
62
60
58
56
64.1
61.7
59.5
59.2
57.2
2004
2005
2006
2007
2008

Net interest margin (in %)


4.5
3.0
1.5
0
2.33
2.22
2.31
2.49
2.84
2004
2005
2006
2007
2008

Shareholder structure as at 31 December 2008 By investors (in %)


5.0
Austria Verein
45.4
Institutional investors
31.1
Erste Foundation
3.5
Employees
9.0
Savings banks
6.0
Private investors

Shareholder structure as at 31 December 2008 By regions (in %)


2.4
Others
13.7
Continental Europe
13.5
UK & Ireland
15.3
North Amerika
55.1
Austria

Ratings as at 31 December 2008

Fitch	
Long-term	A
Short-term	F1
Outlook	Stable
Moody's Investors Service	
Long-term	Aa3
Short-term	P-1
Outlook	Under review
Standard& Poor's	
Long-term	A
Short-term	A-1
Outlook	Negative

INVESTOR RELATIONS

Erste Group Bank AG
Milchgasse 1, A-1010 Wien
Telefon: +43 (0) 50 100 – 17693
Fax: +43 (0) 50 100 – 913112
Email: investor.relations@erstegroup.com
Internet: www.erstegroup.com/ir

Gabriele Werzer
Phone: +43 (0) 50 100 – 11 286
Email: gabriele.werzer@erstegroup.com

Thomas Sommerauer
Phone: +43 (0) 50 100 – 17 326
Email: thomas.sommerauer@erstegroup.com

Peter Makray
Phone: +43 (0) 50 100 – 16 878
Email: peter.makray@erstegroup.com

Key Financial and Operating Data*

EUR million (unless otherwise stated)	2004	2005	2006	2007	2008
Balance sheet					
Total assets	**139,812**	**152,681**	**181,703**	**200,519**	**201,441**
Loans and advances to credit institutions	15,684	16,858	16,616	14,937	14,344
Loans and advances to customers	72,843	80,419	97,107	113,956	126,185
Risk provisions for loans and advances	-2,804	-2,817	-3,133	-3,296	-3,783
Securities and other financial assets	35,071	39,455	42,497	44,214	41,770
Other assets	19,018	18,766	28,616	30,708	22,925
Total liabilities and equity	**139,812**	**152,681**	**181,703**	**200,519**	**201,441**
Deposits by banks	28,551	33,911	37,688	35,165	34,672
Customer accounts	68,213	72,793	90,849	100,116	109,305
Debts securities in issue, including subordinated capital	23,416	25,581	27,024	36,667	36,530
Other liabilities, provisions	13,679	14,017	15,238	17,168	9,839
Shareholder's equity	3,424	4,065	7,979	8,452	8,079
Minority interests	2,529	2,314	2,925	2,951	3,016
Changes in total qualifying capital					
Risk-weighted assets pursuant to section 22 Austrian Banking Act	65,384	75,078	94,129	95,091	103,663
Qualifying consolidated capital pursuant to sections 23 & 34 Austrian Banking Act	7,286	8,611	10,111	11,114	11,758
Core capital (Tier 1)	4,377	5,112	6,185	6,674	7,448
Hybrid capital	711	900	1,250	1,248	1,256
Solvency ratio pursuant to section 22 Austrian Banking Act	10.7%	11.0%	10.3%	10.5%	10.1%
Tier 1 ratio	6.7%	6.8%	6.6%	7.0%	7.2%
Income statement					
Net interest income	2,660.3	2,794.2	3,189.3	3,945.8	4,913.1
Risk provisions for loans and advances	-406.2	-421.6	-439.1	-454.7	-1,071.4
Net commission income	1,135.4	1,256.8	1,445.9	1,857.9	1,971.1
Net trading result	216.5	241.7	277.9	351.1	114.7
General administrative expenses	-2,594.9	-2,670.0	-2,945.3	-3,642.1	-4,001.9
Operating result	1,454.1	1,659.4	2,003.6	2,512.7	2,996.9
Pre-tax profit	996.6	1,221.7	1,522.2	1,892.6	576.2
Net profit after minorities	520.8	716.7	932.2	1,174.7	859.6
Operating data					
Number of employees	35,862	36,150	50,164	52,442	52,648
Number of branches	2,242	2,283	2,721	2,908	3,159
Number of customers (million)	11.9	12.4	15.9	16.4	17.2
Share price and key ratios					
High (EUR)	39.80	47.50	59.00	61.50	49.20
Low (EUR)	24.78	36.36	40.40	44.00	13.25
Closing price (EUR)	39.30	47.05	58.10	48.50	16.20
Price/earnings ratio	18.2	16.0	19.7	13.0	6.0
Dividend per share (EUR)	0.50	0.55	0.65	0.75	0.65
Payout ratio	23.2%	18.7%	22.0%	20.2%	24.0%
Dividend yield	1.3%	1.2%	1.1%	1.5%	4.0%
Book value per share (EUR)	14.3	17.1	25.6	27.0	25.8
Price/book ratio	2.7	2.8	2.3	1.8	0.6
Total shareholder return (TSR)	62.0%	21.0%	24.7%	-15.4%	-65.1%
Number of shares					
Number of shares outstanding	241,442,892	243,183,600	315,296,185	316,288,945	317,012,763
Average number of shares outstanding	238,576,585	240,145,648	300,272,502	312,039,861	313,218,568
Market capitalisation (EUR billion)	9.5	11.4	18.3	15.3	5.1
Trading volume (EUR billion)	6.9	8.9	16.8	23.1	29.4

*) Share price data adjusted for 4:1 share split of 8 July 2004.
Dividend quoted for 2008 is proposal to annual general meeting.
Shares outstanding include Erste Group shares held by savings banks that are members of the Haftungsverbund (cross-guarantee system).
Trading volume as reported by Vienna Stock Exchange, based on single counting.

Extensive presence in Central and Eastern Europe


SLOVENSKÁ SPORITEĽŇA
SLOVAKIA
Employees: 4,953
Branches: 275
Customers: 2.6 m
ERSTE BANK Ukraine
UKRAINE
Employees: 2,120
Branches: 135
Customers: 0.1 m
ČESKÁ SPOŘITELNA
CZECH REP.
Employees: 10,865
Branches: 658
Customers: 5.3 m
ERSTE BANK Hungary
HUNGARY
Employees: 3,255
Branches: 203
Customers: 0.8 m
ERSTE BANK
AUSTRIA
Employees: 16,278
Branches: 274
Customers: 1.1 m
SPARKASSE
Branches: 786
Customers: 1.9 m
BCR
ROMANIA
Employees: 9,985
Branches: 641
Customers: 4.5 m
ERSTE BANK Croatia
CROATIA
Employees: 2,061
Branches: 119
Customers: 0.7 m
ERSTE BANK Serbia
SERBIA
Employees: 1,009
Branches: 68
Customers: 0.2 m

Highlights

Record operating profit despite financial crisis
- **Net interest income is major revenue driver**
- **Cost/income ratio at best ever level of 57.2%**

Extraordinary effects drive decline in net profit
- **Writedown of goodwill in selected CEE countries**
- **Defaults of Icelandic banks and Lehman Brothers**

Sale of non-core insurance operations
- **Vienna Insurance Group buys majority stake**
- **Long-term partnership agreement signed**

Successful liquidity management
- **Strong deposit base is key competitive advantage**
- **Flexible issuance policy proves beneficial**

Capital ratios at comfortable levels
- **Tier 1 ratio at solid 7.2% at year-end**
- **State participation capital to further bolster capital**

Unchanged strategic direction
- **Erste Group benefits from sustainable business model**
- **Profitable retail banking in EU countries of Central and Eastern Europe**

Table of Contents


ERSTE

Letter from the CEO

Dear shareholders,

Despite a rapidly deteriorating economic outlook, especially towards the end of 2008 and in early 2009, historic disruptions to the global banking system and distressed financial markets, Erste Group was among a minority of banks to report solid net profit and record operating profit as well as an improved balance sheet structure and a stronger capital position – even before any state support. The major positive highlight for 2008 was the continued highly profitable performance of our CEE retail and SME business. In addition, the successful sale of our non-core insurance assets boosted our ability to cope with the side-effects of the financial crisis and the ensuing economic slowdown: higher risk costs, precautionary goodwill write-downs associated with operations in Ukraine, Serbia and Romania, as well as substantial revaluations and write-downs of financial assets. All in all, net profit amounted to EUR 860 million, down 27% on the previous year, while operating profit came in at EUR 3 billion and the tier 1 ratio reached 7.2% – an historic high for Erste Group. Equally, the cost/income ratio improved to its best ever level at 57.2%.

2008 – Financial crisis hits the real economy

2008 was the year in which the multi-decade US debt supercycle that was built on high levels of private sector leverage and fuelled strong asset price inflation came to an end. The ensuing deleveraging process – which is still under way – resulted in unprecedented financial market turmoil and wealth destruction, and led to substantial declines in US and global economic activity, especially in the fourth quarter of 2008. This development was primarily driven by two factors: a complete reversal in investor risk appetite as well as declining credit demand and availability. As wealth creation in the US – and in its tailwind private consumption – used to be a function of rising house and share prices, both of which continue to show a downward trend, the outlook for the world's largest economy remains poor, even before considering that job losses are accelerating at an alarming rate.

The continued decline of the world's largest economy clearly has an impact on the rest of the world, not only as a result of vastly expanded international trade ties but also due to the global nature of today's capital markets and money flows. The demise of the decoupling theory became very much apparent in the final quarter of 2008, when leading export nations, such as Germany and Japan were among the worst hit in terms of GDP decline. Even China, which is also a leading exporter and the world's leading creditor nation, could not escape a substantial economic deceleration and growing unemployment. Naturally, this synchronous slowdown led to growing concerns about the impact of the global financial crisis on our home market Central and Eastern Europe.

Central and Eastern Europe in the spotlight

It is undisputable that Central and Eastern Europe has been affected by the current global economic and financial crisis, as aversion to potential short-term risks has resulted in a slowdown of investment activity and the decline in global demand is likely to hit smaller open economies with higher export shares. It is also true, however, that most of the countries in which Erste Group operates will remain highly attractive investment destinations. They benefit from a well educated population, a high degree of labour market flexibility, investor-friendly tax regimes and ongoing EU integration. In addition, the region has substantially lower public and private sector debt ratios than most Western economies despite enjoying its fair share of credit growth over the past years. But even this development should be viewed in context: growth rates in the high double-digits were not a sign of excess, but rather the result of the complete absence of any retail banking services as short as 5 or 10 years ago. Or, viewed from another angle, of the 14.2 million customers we serviced at the end of 2008 in Central and Eastern Europe only 314,000 had a housing loan, while only 1.1 million were owners of a credit card, with the majority of the latter being located in the economically advanced Czech Republic.

Another positive for Central and Eastern Europe is that financial asset-based wealth creation has so far remained insignificant. Instead wealth creation was mainly driven by the privatisation of formerly state-owned property at below market rates. This led to very high home ownership ratios across the region without the corresponding high levels of leverage. Accordingly, the collapse in global stock markets has only a limited effect on the personal wealth of the average Central or East European. Similarly, other segments of the economy, such as housing lacked the speculative element that was intrinsic to many developed economies. While property prices clearly appreciated, they typically did so most in the most underdeveloped and higher risk markets, in which we are underrepresented.

Sound and profitable core business

In the current uncertain economic environment we possess one key competitive advantage: our business model is simple and sustainable. Hence, we do not need to change it; if anything, we need to focus more on it. Our core retail business, which balances loan with deposit growth, has proved to be stable in terms of margins and remarkably resilient in terms of asset quality. This is not to say that risk costs during times of economic difficulty will not rise – they will, but a healthy retail business can absorb a substantial deterioration in asset quality and still remain profitable. In order to further improve the profile of our retail business, products like retail FX lending will be constrained in the future: to this effect we abolished Swiss Franc lending in Austria and Hungary in 2008. While euro FX lending will continue to be offered, we will adhere to even more restrictive standards than we already employed in the past.

Our regional footprint is very much a reflection of our cautious business approach. We have restricted large investments to those countries that had a realistic prospect of EU membership and limited our exposure to higher risk countries, such as the Ukraine and Serbia to relatively small amounts. And, while financial results in all countries have been highly satisfactory, this does not mean that there is no room for improvement. In countries where our growth was not as balanced as that at group level, such as in the Ukraine or in Hungary, we will bring local strategies in line with our savings bank heritage, and focus on deposit-funded lending business. This will lead to slower growth, but also to diminished reliance on parent company funding and hence to a more balanced and sustainable business.

While our focus on retail banking in Central and Eastern Europe was – and due to the long-term catch up potential of the region – will remain the right direction, our record was not unblemished in 2008. We had to write down exposure to defaulted Icelandic banks and Lehman Brothers to the tune of EUR 288 million and EUR 33 million, respectively. Negative revaluations of our structured credit portfolio amounted to EUR 158 million in the profit and loss accounts. And, last but not least, our decision to revise business plans in the Ukraine, Serbia and Romania downwards triggered goodwill write-downs in the order of EUR 570 million. On the positive side, the sale of our insurance business gave us the scope to take the goodwill adjustments in our stride. Given the uncertainties about the economic outlook and higher capital requirements demanded by the market, and alongside multiple capital infusions into the global banking system, we have also decided to bolster our capital position by issuing participation capital to the government and private investors of up to EUR 2.7 billion. Once the transaction has been completed this will result in a tier 1 ratio of more than 9%.

Does the share price reflect the bank's prospects?

Our share price lost 66% of its value in 2008 and has fallen further in the early months of 2009. While according to the old stock market adage "the market is always right" and despite the fact that the stock market is also a discounting mechanism of future prospects, we also do know that the market has a habit of overshooting on the up- as well as the downside. We believe the latter is the case in the early part of 2009. At this time, all banks are treated the same irrespective of strategic orientation. We will therefore continue to work hard at backing up what we believe is a sound long-term strategy with solid financial results.

Looking beyond the crisis

The strong underlying performance of the past year once again underscores the continued validity and sustainability of our retail business model in Austria and Central and Eastern Europe, which is also based on the strong commitment of our employees. As always, but in particular this year, our thanks go to the people who work with our customers every day. Beyond the prevailing theme of the financial crisis, the past year was also marked by the sudden and unexpected death of Johannes Kinsky, whom we greatly miss as a colleague and a friend.

While we are convinced about the long-term potential of our markets, we are under no illusion that 2009 will be any easier than 2008. Macroeconomic growth will probably be muted at best, unemployment will go up, business growth will slow down and stock markets will stay volatile. While it will be a challenge to cope with all the typical side-effects of an economic downturn, we are ready to rise to it.

Andreas Treichl


ERSTE OESTERREICHISCHE SPAR-CASSE

Management Board

Andreas Treichl

Appointed until June 2012

Born in 1952

He studied economics in Vienna. He started his career with Chase Manhattan Bank in New York in 1977. He first joined Erste Group in 1983 for three years; rejoined the bank in 1994, when he was appointed member of the management board. Chairman of the Management Board since July 1997.

Responsibilities: Group Communication, Group HR, Strategic Group Development, Group Secretariat, Group Audit, Group Marketing, Group Investor Relations



Franz Hochstrasser

Appointed until June 2012

Born in 1963

He studied business administration in Graz. In 1992 he joined GiroCredit Bank AG and after the merger with Erste Group in 1997 became member of the management board of the combined entity in 1999. Appointed Deputy Chairman of the Management Board in September 2008.

Responsibilities: Group Research, Group Balance Sheet Management, Group Capital Markets. On an interim basis: Group Real Estate & Leasing, Group Investment Banking, Group Large Corporates Banking, International Banking, GCIB Operations



Manfred Wimmer

Appointed until June 2012

Born in 1956

He studied law in Innsbruck. He started his career with Creditanstalt-Bankverein, Vienna in 1982. He joined Erste Group in 1998. After various senior management positions among others as „Head of Group Architecture and Strategic Group Development" he was appointed interim CEO of Banca Comercială Română. He became member of the management board as Chief Financial Officer and Chief Performance Officer as of September 2008.

Responsibilities: Group Accounting, Group Performance Management, Strategic Group Products



Bernhard Spalt

Appointed until June 2012

Born in 1968

He studied law in Vienna. He joined Erste Group in 1991 and after various management positions in Austria and the Czech Republic was appointed member of the management board in 2006 as Chief Risk Officer.

Responsibilities: Group Risk Management, Risk Management International, Group Legal, Group Card Risk Management, Group Compliance



Herbert Juranek

Appointed until June 2012

Born in 1966

He joined Erste Group in 1999 after working for GiroCredit Bank AG and Reuters Ges.m.b.H. Austria. Member of the management board since July 2007.

Responsibilities: Group Organisation, Group IT, Group Operations/Processing, Card Operations, Facility Management, Procurement





Supervisory Board Report

Dear shareholders,

In the 2008 financial year we fulfilled our responsibilities under the law and the articles of association. We advised the management board on the governance of the group and monitored the management of Erste Group Bank AG. The management board provided us with regular, prompt and comprehensive reports on all relevant matters. We dealt intensively with the financial crisis in 2008 and its effects on the group. The members of the management board reported on developments in their respective divisions; for some business items, experts were brought in to supply detailed information. Current individual subjects and decisions were discussed on an ongoing basis in meetings between the chief executive officer and the supervisory board president.

Supervisory Board meetings

At its meetings the supervisory board was regularly informed on the current group financial results, market risk and risk absorption capacity, and briefed by the supervisory board president on the audit subjects and significant findings of the internal audit department. In the meetings the supervisory board committees reported on their activities.

The supervisory board met seven times during the 2008 financial year. All members but one personally attended at least half of the meetings held since their appointment.

On 26 March 2008 the company financial statements and management report for 2007 and the consolidated financial statements and group management report for 2007 were reviewed and approved, as recommended by the audit committee, and the proposal for the appropriation of net profit for 2007 was endorsed. In addition, the decision was made to de-merge the Austrian business. At the ad hoc meeting on 19 April 2008, as a result of the resignation of Peter Kisbenedek from the management board, Manfred Wimmer was appointed to the management board with effect from 1 September 2008 for a term ending 30 June 2012.

At the meeting on 25 June 2008 the supervisory board took note of the report on equity holdings and was briefed with the report on compliance activity for the 2007 financial year. On 24 September 2008 the planned Erste Campus project to be built at Vienna's future main railway station was presented. At the ad hoc meeting on 16 October 2008, the Austrian government's banking package to counter the financial crisis was presented; at the same meeting the potential adoption of such measures to strengthen the capital base was approved.

On 11 December 2008 the budget and overall investment plan of Erste Group Bank AG for 2009 were approved and the board was briefed on the group-level planning for 2009. The supervisory board also discussed the current status in respect of the planned capital infusion under the government's support package for banks.

Committees of the Supervisory Board

At its meetings, the committee for management board matters approved new terms of reference for the management board, including the allocation of responsibilities and proxy responsibilities. Further, the committee nominated Franz Hochstrasser as deputy chief executive officer. This nomination was ratified by the supervisory board at its meeting on 24 September 2008.

The audit committee met four times in 2008. On 27 February 2008 the agenda included the company's and the consolidated preliminary financial results for 2007; the auditors reported on the status of the audit of the company financial statements and consolidated financial statements.

The audit committee held the final audit meeting on 26 March 2008. During this session, the company financial statements and management report and the consolidated financial statements and group management report were examined and the ratification of the company financial statements was recommended to the supervisory board. The audit committee also took note of the management board's proposal for the appropriation of 2007 net profit available for distribution. The de-merger auditor reported on the audit of the spin-off of the Austrian business. The head of group audit reported on the main audit subjects and significant audit findings of the 2007 audit year and explained the 2009 audit plan. Separately, it was decided to propose Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H. as supplementary auditor for the 2009 financial year. In addition, on 28 July 2008 the audit committee heard reports on the group audit rulebook, the anti money laundering project and the planned changes to the Austrian Code of Corporate Governance.

In its 18 meetings held in 2008 the risk management committee regularly made decisions on those investments and loans exceeding the scope of the management board's approval authority and was briefed on the credit facilities approved within the management board's powers. The yearly report on foreign currency lending and interest only loans as well as regular briefings on market risk, risk absorption capacity and structured finance were received. Special reports covered the financial crisis (including the situation at Lehman Brothers and AIG), the liquidity situation, hedge funds and the group's real estate portfolio.

The strategy committee met five times in 2008. It attended to the de-merger of Erste Bank, was briefed on an ongoing basis on the competitive situation in Austria and in the CEE markets and received the report on equity holdings. The strategy committee also dealt with the situation at the banking and other subsidiaries and regularly evaluated the current financial data for the group. At its ad hoc meeting on 10 November 2008 it decided to call an extraordinary general meeting to request approval for obtaining equity capital under the government's banking package.

Financial statements

The company financial statements and management report as well as the consolidated financial statements and group management report for 2008 were audited by, and received an unqualified opinion from, Sparkassen-Prüfungsverband as the legally mandated auditor and Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H. as the selected supplementary auditor. Representatives of both auditors participated in the supervisory board's financial statements review meeting and provided supporting information. We are in agreement with the results of these audits and the proposed appropriation of net profit. We approved the parent company financial statements prepared by the management board, which are thereby adopted in accordance with section 125 (2) of the Austrian Stock Corporation Act. The consolidated financial statements and group management report were also reviewed and accepted.

Changes in board memberships

On behalf of the entire supervisory board, I express our sadness at the sudden and unexpected passing of management board member Johannes Kinsky, who died on 29 June 2008. He had joined the management board of Erste Group Bank AG as of 1 July 2007 and, despite the briefness of his tenure, made a valuable contribution to the success of the bank, for which we are grateful to him.

Elisabeth Bleyleben-Koren, Thomas Uher and Peter Bosek retired from the management board of Erste Group Bank AG with effect from the registration of the de-merger in the Companies Register on 9 August 2008. Elisabeth Bleyleben-Koren had been a member of the management board since 1 July 1997, most recently as Deputy Chairwoman. The supervisory board extends its sincere thanks to Ms. Bleyleben-Koren for her many years of highly dedicated service. Thomas Uher and Peter Bosek had both been appointed to the management board as of 1 July 2007 in preparation for the planned de-merger. The supervisory board also thanks Messrs Uher and Bosek for their activity and wishes them and Ms. Bleyleben-Koren every success in their roles on the management board of Erste Bank Oesterreich[1].

Hubert Singer, who had been on the supervisory board of Erste Bank since 2000, retired from the board as of the fifteenth annual general meeting on 6 May 2008. We thank Hubert Singer for his committed service on the supervisory board.

The fifteenth annual general meeting newly elected Werner Tessmar-Pfohl to the supervisory board for a term ending at the conclusion of the general meeting that decides on the discharge from liability for the 2012 financial year. Theresa Jordis was re-elected by the annual general meeting and confirmed by the supervisory board in her existing functions on the supervisory board and its committees.

For the supervisory board:



Heinz Kessler
President of the Supervisory Board

Vienna, March 2009

[1] The 2008 annual report of Erste Bank Oesterreich contains additional information on these persons.


ERSTE
BANK

Supervisory Board

HEINZ KESSLER
President of the Supervisory Board
Tenure: 26 May 1998 – AGM 2012
Retired Chief Executive Officer
Additional supervisory board memberships:
Deputy Chairman Austria Versicherungsverein auf Gegenseitigkeit Privatstiftung
Member ERSTE Foundation
Chairman Nettingsdorfer Papierfabrik Management AG
Chairman Rath Aktiengesellschaft
Chairman Reform-Werke Bauer & Co Gesellschaft m.b.H.
Chairman Reform-Werke Bauer & Co Holding Aktiengesellschaft
Deputy Chairman UNIQA Versicherungen AG
Functions in companies of the savings banks sector

GEORG WINCKLER
First Vice President
Tenure: 27 April 1993 – AGM 2010
Rector of the University of Vienna
Professor of Economics at the University of Vienna
Additional supervisory board memberships:
Member Austria Versicherungsverein auf Gegenseitigkeit Privatstiftung
Deputy Chairman ERSTE Foundation
Deputy Chairman UNIQA Versicherungen AG
Functions in companies of the savings banks sector

THERESA JORDIS
Second Vice President
Tenure: 26 May 1998 – AGM 2013
Attorney at law
Additional supervisory board memberships:
Chairwoman Miba Aktiengesellschaft
Chairwoman Mitterbauer Beteiligungs-Aktiengesellschaft
Chairwoman Prinzhorn Holding GmbH
Chairwoman Wolford Aktiengesellschaft

BETTINA BREITENEDER
Tenure: 4 May 2004 – AGM 2009
Businesswoman
Additional supervisory board memberships:
Member ZS Einkaufszentren Errichtungs- und Vermietungs-Aktiengesellschaft

ELISABETH GÜRTLER
Tenure: 26 May 1998 – AGM 2010
Businesswoman
Member of the General Council of Oesterreichische Nationalbank

JAN HOMAN
Tenure: 4 May 2004 – AGM 2009
Chief Executive Officer of Teich AG
Additional supervisory board memberships:
Member Allianz Elementar Versicherungs-Aktiengesellschaft

BRIAN D. O'NEILL
Tenure: 31 May 2007 – AGM 2012
Retired Businessman
Member of the Board of Trustees of El Museo del Barrio
Member of the Advisory Council of David Rockefeller Center for Latin American Studies
Member of the Council of Americas and the Americas Society

WILHELM G. RASINGER
Tenure: 11 May 2005 – AGM 2010
Advisor
Additional supervisory board memberships:
Member CEE Immobilien Development AG
Member Wienerberger AG

FRIEDRICH RÖDLER
Tenure: 4 May 2004 – AGM 2009
Public Accountant and Tax Consultant
Functions in companies of the savings banks sector

HUBERT SINGER
Tenure: until 6 May 2008
Retired Chief Executive Officer

JOHN JAMES STACK
Tenure: 31 May 2007 – AGM 2012
Retired Businessman

WERNER TESSMAR-PFOHL
Tenure: 6 May 2008 – AGM 2013
Chairman Sattler AG
Chairman Teufelberger Holding Aktiengesellschaft
Functions in companies of the savings banks sector

GABRIELE ZUNA-KRATKY
Tenure: 19 May 2006 – AGM 2011
Director of Technisches Museum Wien

Staff council representatives:

FRIEDRICH LACKNER
Chairman of the Staff Council
Additional supervisory board memberships:
Member ERSTE Foundation

GÜNTER BENISCHEK
(until 9 August 2008)
Chairman of the Central Staff Council
Additional supervisory board memberships:
Member ERSTE Foundation
Functions in companies of the savings banks sector

ERIKA HEGMALA
(until 9 August 2008)
Vice Chairwoman of the Central Staff Council
Additional supervisory board memberships:
Member VBV-Pensionskasse Aktiengesellschaft
Functions in companies of the savings banks sector

ILSE FETIK
(until 9 August 2008)
Member of the Central Staff Council
Functions in companies of the savings banks sector

CHRISTIAN HAVELKA
Member of the Staff Council

ANDREAS LACHS
(since 9 August 2008)
Member of the Staff Council

DAVID KRIEBER
(since 17 January and until 9 August 2008)
Member of the Central Staff Council

BERTRAM MACH
(since 9 August 2008)
Vice Chairman of the Staff Council

BARBARA SMRCKA
(since 9 August 2008)
Vice Chairwoman of the Staff Council

KARIN ZEISEL
(until 17 January and since 9 August 2008)
Vice Chairwoman of the Staff Council


ERSTE

Corporate Governance

The Austrian Code of Corporate Governance

In October 2002 the Austrian Working Group for Corporate Governance presented the Austrian Code of Corporate Governance. The Code constitutes a voluntary, self-regulatory initiative that goes beyond a corporation's statutory responsibilities. The Code seeks to promote accountable corporate management and oversight to create value in a sustained way, and to balance and define all rights and responsibilities of all stakeholders – the management, supervisory board, customers, employees, shareholders and the general public – and the relationships between these groups. The Code is designed to ensure a high degree of transparency for all stakeholders. Its full wording is available at www.corporate-governance.at.

The Company Law Amendment Act 2008 as well as international and national developments in 2008 required the adjustment of certain rules of the Code. The most important changes relate to rules covering the corporate governance report, the improvement of compensation transparency, the strengthening of the independence of the supervisory board and its committees and the consideration of the diversity of supervisory board members.

Accordingly, the Austrian Working Group for Corporate Governance adopted a new version of the Austrian Code of Corporate Governance. This will be applicable to financial years, starting after 31 December 2008. The financial year 2008 is therefore still governed by the Code approved in June 2007.

Clear commitment and external evaluation

Erste Group is committed to complying with the Code of Corporate Governance in the spirit of responsible and transparent business management.

In the 2008 financial year Erste Group complied with all legal requirements ("L rules") and recommendations ("R rules"). The departures from two "comply-or-explain" provisions (C rules) are described and explained on the website of Erste Group at www.erstegroup.com/investorrelations.

In 2006 Erste Group for the first time voluntarily underwent an independent review of its compliance with the Code in the 2005 financial year. This evaluation established that Erste Group complies with all rules of the Code. Another voluntary external review relating to the 2008 financial year is scheduled for the spring of 2009. As with the results of the 2006 review, the review summary will be available on the Erste Group's website at www.erstegroup.com/investorrelations.

One share – one vote

Erste Group is listed on the Vienna and Prague stock exchanges and, since 14 February 2008, on the Bucharest Stock Exchange, with 317.0 million ordinary shares outstanding at the end of 2008. There are no preferred shares and no restrictions on ordinary shares. In Erste Stiftung, a foundation which owns 31.1% of the share capital, Erste Group has a principal shareholder with a long-term focus. The shareholder structure at the end of 2008 is presented on the inside cover of this report.

Compliance

The responsibility for all compliance issues at Erste Group rests with the group compliance office, a staff unit reporting directly to the chief risk officer. The compliance rules of Erste Group are based on the relevant legislation, such as the Austrian Stock Exchange Act and the Securities Supervision Act; on the Standard Compliance Code of the Austrian banking industry as well as on international practices and standards. Conflicts of interest between our customers, Erste Group and employees are covered by clear rules regarding "Chinese walls", provisions on employee transactions, research disclaimer, gift policy etc.

Directors' dealings

In accordance with the Stock Exchange Act and the Issuer Compliance Regulation of the Austrian Financial Market Authority (FMA), individual trades by members of the management board and supervisory board in Erste Group shares are published on the websites of Erste Group (www.erstegroup.com/investorrelations) and the FMA.

Transparency
Investor confidence in public companies is essential to the functioning of the global economy. Transparent operations and reporting play a crucial part in building up confidence. Accordingly, it is one of the main goals of Erste Group and its investors that the financial results fairly reflect the results of its operations. Erste Group has always been diligent in maintaining compliance with its established financial accounting policies, which are consistent with requirements of International Financial Reporting Standards (IFRS) and for reporting its results with objectivity and the highest degree of integrity.

Risk management
Erste Group's approach to risk management seeks to achieve the best balance between risks and returns for earning a sustained high return on equity. A detailed report on risk policy, risk management strategy and organisation, as well as a thorough discussion of the individual risk categories, are found in the Notes beginning on page 114. In addition, credit risk is analysed in detail in a separate section from page 41 onwards, in the "Segments" section of this report.

MANAGEMENT BOARD
The management board of Erste Group is responsible for managing the group. It must act to the benefit of the Group and consider the interests of the shareholders and staff. The management board develops the strategic direction for the group, in cooperation with the supervisory board. The management board safeguards effective risk management and risk control. It reaches its decisions with due regard to all relevant laws, the articles of association and its terms of reference.

The composition of the management board and information on its members are presented beginning on page 4.

The Group Executive Committee
In addition to the holding management board, Erste Group has a group executive committee (GEC). The GEC is the group's highest coordinating body. It consists of the management board of Erste Group and the chief executive officers of all central and east European banking subsidiaries.

The GEC meets six times per year. The meetings address subjects and projects relevant to the group. As the GEC has no formal decision-making powers, the decisions taken are implemented by resolutions of the holding board and the local management boards.

Compensation of the management board
The total remuneration of the management board is structured so as to be aligned as closely as possible with the interests of shareholders and is described in detail in the Notes on page 112. It consists of a fixed base salary, a performance-related bonus and other compensation. The criteria for the management board's performance-related pay are return on equity, the results of a leadership appraisal for those board members who are responsible for business divisions and the achievement of the business plan targets adopted by the supervisory board. The entire compensation scheme of the management board is currently being redeveloped.

The maximum annual bonus amounts to 200% of annual gross base salary for the CEO, 300% of annual gross base salary for those board members who are responsible for business divisions and 100% of annual gross base salary for all other board members. The maximum bonus is payable when return on equity reaches at least 16% and the leadership appraisal score equals at least 4.6 out of a maximum of 5 points. This notwithstanding, the board members have waived their right to bonus payments for 2008. The ongoing management stock option programme has been terminated in 2008 for the entire group.

The members of the management board also participate in Erste Group's defined contribution pension plan, on the same basis as the other staff. Contributions are calibrated so that, assuming sufficient performance of the pension fund, an appropriate level of income is assured upon retirement at age 65. If a management board member's tenure is ended before that time by no fault of the individual, corresponding compensatory payments are made to the pension fund.

Regarding benefit entitlements of management board members in the event of loss of their position, the standard legal termination benefit conditions of section 23 of the Salaried Employees Act still apply for three members of the management board. None of the other members of the management board are entitled to termination benefits.

SUPERVISORY BOARD

The supervisory board advises the management board on its strategic planning and undertakings. It takes part in the decisions identified for its attention by the law, the articles of association and the supervisory board's terms of reference. The supervisory board oversees the management board in managing the enterprise.

The composition of the supervisory board, as well as the additional positions held by its members, is presented beginning on page 8. Details on the supervisory board's compensation can be found in the Notes on page 113.

Independence of the supervisory board members

The supervisory board of Erste Group decided in March 2006 to implement the amended Austrian Code of Corporate Governance and, in this context, adopted the guidelines in Annex 1 of the Code as Erste Group's criteria of supervisory board independence. Based on these criteria, all members of the supervisory board have declared themselves independent. As the former CEO of Česká spořitelna (until May 2007), John James Stack declared himself not independent pursuant to the Guidelines for Independence.

Committees of the supervisory board

The supervisory board maintains a risk management committee, a strategy committee, an audit committee and a committee on management board matters.

The risk management committee decides on credit facilities and large to very large investments that fall outside the management board's powers of approval. Within the limits of the law and its own authority, the risk management committee may grant authorisations in advance. The committee also has the mandate of monitoring the risk management of Erste Group. As at 31 December 2008 it had the following members:

- **Chairman: Friedrich RÖDLER**
- **Heinz KESSLER**
- **Georg WINCKLER**
- **Theresa JORDIS**
- **Bettina BREITENEDER**
- **Elisabeth GÜRTLER**
- **Bertram MACH**
- **Andreas LACHS**
- **Karin ZEISEL**
- **Substitute members: Jan HOMAN, Wilhelm RASINGER, Christian HAVELKA**

The strategy committee, in its function of overseeing the Group's strategic direction, is responsible especially for scrutinising the budget; reviewing the reports on the individual business units and on business performance; determining investment policy; and setting key strategic goals for the company. The strategy committee is also responsible for overseeing the Group's portfolio of equity holdings. As at 31 December 2008 the strategy committee members were:

- **Chairman: Heinz KESSLER**
- **Georg WINCKLER**
- **Theresa JORDIS**
- **Jan HOMAN**
- **Friedrich RÖDLER**
- **Gabriele ZUNA-KRATKY**
- **Friedrich LACKNER**
- **Bertram MACH**
- **Christian HAVELKA**
- **Substitute members: Wilhelm RASINGER, Andreas LACHS**

The audit committee is primarily responsible for the supervision of the accounting process, the effectiveness of the internal control system, the internal auditing organisation and the risk management system. The audit committee checks and monitors the qualification and the independence of the (Group-) auditor. In addition, it is responsible for the auditing and preparation of the adoption of the company financial statements; the proposal for the appropriation of net profit, the company management report and the corporate governance report as well as for the auditing of the consolidated financial statements and group management report.

The audit committee takes note of the audit plan of the internal audit department and receives information on the audit highlights of the auditor. It receives reports on compliance in the fields of corporate governance and anti-money laundering. As at 31 December 2008, the audit committee was composed as follows:

- **Chairman: Heinz KESSLER**
- **Georg WINCKLER**
- **Theresa JORDIS**
- **Jan HOMAN**
- **Wilhelm RASINGER**
- **Friedrich RÖDLER**
- **Friedrich LACKNER**
- **Barbara SMRCKA**
- **Christian HAVELKA**
- **Substitute members: Bettina BREITENEDER, Andreas LACHS**

The committee on management board matters deals with and decides upon the relationships between the company and the members of the management board. As at 31 December 2008 the committee had the following members:

- **Chairman: Heinz KESSLER**
- **Georg WINCKLER**
- **Theresa JORDIS**

ACCOUNTING AND AUDITORS

The company financial statements, company management report, consolidated financial statements and group management report of Erste Group Bank AG for the financial year 2008 were audited by Sparkassen-Prüfungsverband as the legally mandated auditor and by Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., appointed by the annual general meeting as the supplementary auditor.

FINANCIAL CALENDAR

Date	Event
30 April 2009	Q1 2009 results
12 May 2009	Annual general meeting
15 May 2009	Ex-dividend day
19 May 2008	Dividend payment day
30 July 2009	H1 2009 results
30 October 2009	Q3 2009 results

As the financial calendar is subject to change, please check Erste Group's website for the most up-to-date version. (www.erstegroup.com/investorrelations).


ERSTE
BANK

Corporate Social Responsibility

INTRODUCTION

Corporate social responsibility, far from being perceived as a fad or a nuisance requirement, is for Erste Group an ingrained practice that is firmly embedded in day-to-day corporate life. This basic stance towards CSR goes back to the traditional origins of the savings banks, which have always seen themselves as being guided by the common good. Erste Group's long-standing sense of responsibility to society is thus rooted in our history and continues to grow with us.

For us, CSR is a corporate philosophy that involves the clear goal of the sustainable creation and building of value. This aim can be achieved only when two criteria are fulfilled: We must consider the opportunities and risks arising from economic, environmental and social challenges; and we must address all relevant stakeholders, such as our customers, employees, investors and civil society.

In 2008 our efforts in this area were very visibly recognised when we came second in the annual CSR ranking of the 100 largest Austrian companies sponsored by the Center for Corporate Citizenship Austria.

CUSTOMERS

With Erste Group's products and services, we always strive to match the client's wishes and requirements as closely as possible. As a financial partner to our customers, we welcome opinions, suggestions and, of course, criticism.

Retail customers

In Austria in 2008, we created a new discussion platform in the form of a "client parliament" – a kind of customer advisory board – to promote a direct exchange with customers whose critical and creative skills help Erste Group to keep improving. One sensitive topic addressed in this forum was that of how customers perceive turnover in account managers. The frank discussion confirmed the importance of the relationship manager and has prompted plans by Erste Bank Oesterreich to study and optimise the process of relationship manager transition.

As a result of the changing requirements and our aim to become the market leader, an annual customer satisfaction survey, "Qualität NEU", will be conducted beginning in 2009. The survey will continually collect customer feedback all year round. The preparations for this study resulted in a break in the satisfaction survey for 2008, but will lead to a significant improvement in data quality in the coming years.

The complaints-and-suggestions offices that have now been set up in each Erste Group country are to serve as points of contact to receive ideas and criticism and to drive a comprehensive improvement in service quality. Customers thus have someone to approach directly with their thoughts and concerns.

In the annual customer satisfaction survey for Slovenská sporiteľňa, the bank received superb marks, particularly from retail customers, among whom the respondents' level of satisfaction was 97.8%.

In April 2008 Erste Bank Oesterreich launched its first activities for economic migrants. In a pilot project, three Vienna branches actively offered Serbian- and Croatian-language advice and product information as well as specialised financial services. For instance, following up on a need identified in a market study, Erste Bank Oesterreich accommodated the wish for attractive remittance facilities (ways for customers to send money to their home countries). Going forward, additional branches are to provide the service offering for migrant workers.

Since 2007, Erste Group subsidiary Banca Comercială Română has advisory offices across Romania that provide extensive information on EU-funded development projects and also support clients in applying for funding and implementing their projects.

To stand by customers in difficult times, too, is very important to Česká spořitelna. That's why the bank, together with the Czech consumer protection association, has established a credit counselling centre that offers professional assistance.

At Slovenská sporiteľňa, the defining theme in 2008 was the switch to the euro. The bank financed a variety of events, including the nation-wide Euro Day, and projects at schools. Slovenská sporiteľňa was also an initiator of the "Code of Ethics for Businesses for the Euro Changeover", which companies voluntarily sign, thus committing themselves to refraining from unjustified price increases in connection with the changeover to the euro.

The bank established itself as a market leader in this area, not least through its cooperation with the Slovak central bank and other public institutions.

Erste Bank Oesterreich's sustainability-related messages are also addressed at teenagers. Through the spark7 youth club, Erste Bank Oesterreich makes itself available to 14- to 19-year-olds as a trustworthy partner in financial matters and with education and leisure offerings. Key areas of emphasis are money management skills as well as support in personal and career development.

Small and medium companies (SME)

At Erste Bank Oesterreich the focus in the SME business in 2008 was on working in partnership with SMEs, in particular including the services of the chamber of commerce.

Austria's small and medium-sized businesses, which make up 99.5% of all companies, are the lifeblood of the domestic economy. Yet in financing their investment projects, they are burdened with a government-imposed loan agreement fee of 0.8% of the loan principal. The Austrian chamber of commerce has long been calling for this fee to be abolished. Erste Bank Oesterreich took up the challenge and, under its 100-million-euro campaign to boost SME business, paid the fee for its SME clients, thus providing relief to them. Together with the chamber of commerce, Erste Bank also held numerous events on current topics such as energy efficiency, climate protection and social security measures for companies in this size class.

Under this partnership, support was also provided to young entrepreneurs in starting their businesses. In the jointly hosted competition known as "i2b & GO!" 266 business plans were handed in by prospective entrepreneurs. Experts then provided feedback free of charge. The offering was rounded out by consulting and continuing education programmes through the "GO!" academy for entrepreneurs.

Ethical investing

In June 2008, Erste Group launched ESPA VINIS STOCK EUROPE EMERGING, the first sustainable equity fund for Eastern Europe. The fund invests in about 50 companies in the Central and Eastern Europe region that attach importance to socially and environmentally responsible business practices.

The new fund is the seventh product in the ESPA VINIS line-up of sustainable investment funds, two of which were established together with the WWF. The fund sponsors are Erste Sparinvest, Erste Group's fund management arm, and VINIS, a subsidiary of VBV-Pensionskasse AG.

These ethical investment funds are only permitted to invest in holdings that have passed a rigorous review by experts. Examples of selection criteria are a light environmental impact, non-reliance on nuclear energy and non-tolerance of child labour.

With ESPA VINIS STOCK EUROPE EMERGING, Erste Group has further strengthened its market-leading role in sustainable investing.

Owing to the financial crisis, ethical funds also saw a decline in assets under management, to EUR 996 million at the end of 2008, although their share total funds assets increased slightly to 4.3%.

CIVIL SOCIETY

Lending a hand to people in need has been a core value of Erste Group for almost 190 years. Founded in 1819, its precursor "Erste oesterreichische Sparcasse", the first Austrian savings bank, had the mission of giving formerly excluded parts of the population access to simple financial services, and thus to an efficient means of personal financial provision for the future. By virtue of this founding principle of savings banks, the idea of social responsibility has therefore been integral to Erste Group from its very beginnings. It is this traditional calling that is also at the heart of "Die Zweite Wiener Vereins-Sparcasse" (Zweite Sparkasse), which marked its second anniversary in autumn 2008. Zweite Sparkasse provides access to basic financial services for people who for any number of reasons are no longer able to open a regular bank account. By making available an account without overdraft facilities, the goal is to help clients find their way back to an orderly existence. Zweite Sparkasse has already opened 4,300 accounts since its founding. In partnership with credit counselling agencies and specialists from Caritas, it is operated on a volunteer basis by more than 400 employees of Erste Bank Oesterreich. There are now six branches of Zweite Sparkasse across Austria.

"Second Chance" is the name of the first development programme launched by Romania's BCR. The purpose of the initiative is to reintegrate marginalised youth into society and the school system. In 2008 about 2,000 young people were successfully reintegrated. Current projects include the distribution of books to school libraries and provision of financial support and advice to families.

Through the Slovak foundation, Nadácia Slovenskej sporiteľne, a large number of individual projects that add value to Slovak society received the Group's support. To make this possible, the foundation maintains long-standing partnerships with institutions such as the Slovak Physicists Society, the Catholic Community, the Slovak Philharmonic, the Jazz Days Festival and many others.

The platform for the CSR activities in the Czech Republic, Nadace České spořitelny, is a foundation established in 2002. Its focus is on backing social projects that receive insufficient or no support from other donors, such as in elder care and help for people with addictions.

Partnerships with charitable organisations

Erste Group and Caritas are linked by a long-established partnership that includes joint development work in Central and Eastern Europe. Sharing responsibility for the stable and peaceful social development in this region is a central aim for Erste Group, especially in times of economic turmoil. The Group has therefore helped its partner Caritas since 1999, particularly in working with and for children in Europe's poorest countries. Through a Caritas campaign in 2008, Erste Group sponsored a "youth farm" in Bacova, Romania. Here street kids are able to start a new life. They have the opportunity to go to school, learn a trade and benefit from the stabilising effect of a steady and meaningful daily rhythm by working the farm on which they live.

Another important part of the involvement with Caritas is the fight against poverty in Austria. Thus in 2008 Erste Bank Oesterreich also supported the Caritas autumn campaign for people in need. The campaign motto this year emphasised that happiness grows through sharing. The shared goal with Caritas is to improve the life situation of the almost half a million people in Austria who are poor or in danger of falling into poverty. In addition, one euro from every savings product opened in December 2008 was donated to helping this part of the population.

Erste Bank Oesterreich and Österreichisches Hilfswerk – a non-profit organisation that is one of the country's largest domestic providers of healthcare and general care for the ill, the elderly and children – have been partners since 2003. From the start, the collaboration has focused on two main themes: the major issue of healthcare and general care associated with growing life expectancies; and the importance of family. To bring the wide range of Hilfswerk's services to the public's attention, the partners conduct sweeping publicity campaigns every year. In 2008, Hilfswerk devoted its annual campaign to children and childcare. Encapsulated by the slogan "To each child its own. And the very best for all children.", the initiative was designed to raise awareness of current issues and problems and discuss them among a wide audience.

Arts and culture

In 2008 the social and cultural initiatives and activities of Erste Group continued to be delivered through "Kontakt – The Arts and Civil Society Program of Erste Group".

The website (www.kontakt.erstegroup.net) is the central information hub for this successful programme. With a regular newsletter and an online magazine on current developments in the arts and civil society in Austria and Central and Eastern Europe, this website in German, English, Czech, Slovak, Hungarian and Croatian has become a virtual landmark destination for those who take a cultural and social interest in these regions.

In addition to the web presence, Erste Group publishes "Report", a magazine covering the arts, sciences and society in Central and Eastern Europe. Published twice yearly in print and five times per year as an online edition, Report is a fixture on the website. In 2008 the magazine won a distinction in Austria's prestigious MAECENAS arts sponsorship awards. In the "Arts and Media" category, "Report" was recognised in the Special Award segment. This marked the twentieth time that the award was handed out. It is awarded by the independent Austrian Business Committee for the Arts in cooperation with the ORF (the Austrian Broadcasting Company) and the Austrian chamber of commerce.

An important part of Kontakt is the art collection of the same name owned by Erste Group. This singular collection is concerned with art production in Central, Eastern and Southeastern Europe and the associated contemporary art discourse and critical theory. The aspiration of the Kontakt art collection is to present works that apply a holistic approach to creating a pan-European art history. An exhibition was held in early summer in Hungary's Dunaújváros at the Institute of Contemporary Art, followed by an exhibit at the Austrian Cultural Forum in New York.

Music

Every year since 1989, the Erste Bank composition commission is awarded to a young Austrian composer. At the "Wien Modern" festival the premiere of the resulting work is performed by Klangforum Wien (a leading ensemble for contemporary music whose main sponsor since 2007 has been Erste Bank Oesterreich) and the piece is also added to two other concert programmes of this outstanding ensemble. The compositions from the commission's first 18 years are collected in a publication titled "Creation of Value – The Erste Bank Composition Commission, 1989–2007".

Film

For the fifth time last year, Erste Bank Oesterreich acted as partner and principal sponsor of the Viennale, Austria's largest international film festival, which attracts about 90,000 visitors annually. As in the past, the bank's customers and employees had access to tickets at reduced prices, a print issue of Report magazine, an exclusive film brunch and the festival lounge.

Fashion

Erste Bank Oesterreich is a long-term partner to Unit F, the Vienna association for contemporary fashion. Since 2006, the "Kontakt Fashion Award by Erste Bank" is thus presented at the Vienna Festival for Fashion & Photography to a designer from Central and Eastern Europe. The winner is selected by an international jury of experts and receives a cash prize. The winning collection is also presented live on the runway at the Austrian Fashion Awards Night.

Literature

Last year Kontakt supported Unabhängiges Literaturhaus Niederösterreich, an organisation that helps promising and interesting authors to gain exposure. This project, now sponsored for the fourth year, enables authors from Central and Eastern Europe to spend two months in Austria to present their works through readings. In addition, the writings of these largely still unknown authors are introduced to the German-speaking public in "Top 22", a regularly published anthology.

Fine arts

For many years Erste Bank has been working closely with Secession, a renowned artists' association and independent gallery. On the giving side of this connection from the bank's perspective, exhibitions and a number of publications and events are made possible every year. On the receiving side, the partnership is also intended to benefit the employees of Erste Bank Oesterreich, by bringing them into close contact with art and culture as an enriching dimension of life. In this spirit the two partners have developed an art appreciation programme that regularly offers special tours, pre-openings, gallery visits and lectures.

Tranzit, a platform started in 2002, is a network of initiatives dedicated to the promotion of contemporary art and theory in Central and Eastern Europe. It provides opportunities for artists, curators and theorists to work together in developing creative approaches and socially relevant strategies for the new sociopolitical trends in Europe.

Under the umbrella of "Kontakt", Erste Bank Oesterreich has since 2005 been supporting the participation of Eastern European galleries in the VIENNAFAIR art fair, thus enabling them to introduce artists to the international art market. In 2008 the number of sponsored galleries grew from 15 to 17.

Sports and physical activity

In 2008 Erste Bank Oesterreich sponsored more than 175 events for runners throughout the country.

Austria's largest running-related initiative, Erste Bank Sparkasse Running, represents a perfect symbiosis of preventive healthcare and financial provision for the future. The Vienna City Marathon is also sponsored by Erste Bank Oesterreich every year. At the Vienna Night Run – a charity run in support of Light for the World, a provider of vision care in developing countries – the bank was the main sponsor for the second time in 2008.

In addition to these activities and the Erste Bank Ice Hockey League, the involvement in sports sponsorships continued to include the traditional role of promoting the development of new cadres of young players in the school soccer and volleyball leagues.

Education

Together with Mobilkom, McKinsey, OMV, Vienna Insurance Group and Wolf Theiss, Erste Group took part in students4excellence. This programme's ambition is to bring the partners together early on with the top students from Austrian universities and allow students to network among themselves. The partner companies provide assistance with entering the job market, organise events with the potential employers and, for selected students, offer mentorships as well as products from their respective industry.

In 2008/2009, in collaboration with OMV and the Executive Academy at Vienna University of Economics and Business Administration, Erste Group for the second time conducted an MBA programme for junior managers from Romania. Out of more than 100 applicants, 20 were chosen for the programme. In the selection process, importance was attached to approving as many applicants as possible who are not employed by the partner entities (Petrom and BCR), in order to demonstrate that boosting young management talent in Romania also has a social responsibility dimension.

In July, for the eighth year, "Danubia Summer University" was staged in cooperation with Wirtschaftsuniversität Wien (Vienna University of Economics and Business Administration). Sixty students from Austria, the Czech Republic, Slovakia, Hungary, Serbia, Croatia, Romania and Ukraine travelled to the countries where Erste Group operates. The scientific part of the curriculum was contributed by the partner universities of Wirtschaftsuniversität Wien while the practical elements were provided by the banking subsidiaries of Erste Group.

A leading role in corporate social responsibility was taken by Erste Bank Oestereich together with University of Vienna in connection with the lecture series "CSR – On Companies' Economic, Environmental and Social Responsibility". The purpose of the lectures was to reflect on fundamental questions of business ethics and introduce best-practice models of economic, ecological and social responsibility in their specific applications. The set of lectures brought together economists, philosophers, sociologists and practitioners from business and civil society (NGOs) in an interdisciplinary meeting of minds. Thanks to the enthusiastic participation and the openness of the project partners involved, pioneering steps were identified to advance the interdisciplinary research focus of business ethics. The discussions with students constituted an active stakeholder dialogue.

Since 2006, Erste Group, in conjunction with the Erste Foundation supports the Balkan Case Challenge. This annual case study competition aims to strengthen the coordination between university education and business and to foster the exchange of knowledge and ideas between the best students from South-eastern Europe and Austria.

Via seminars, lectures and a dedicated website, more than 3,000 Romanian pupils between the ages of 15 and 19 acquired knowledge of financial literature, economics and banking. Through the instruction modules and the close cooperation with BCR staff, the intent is to kindle the young people's interest in banking and finance subjects. This programme was conducted together with the Romanian ministries of education and finance and is based on a partnership with Junior Achievement Romania, part of one the world's largest youth education organisations.

In Slovakia a very special project was carried out to bring pupils and companies closer together. In an effort to promote the training and further education of young talent, Slovenská sporiteľňa became the first bank in Slovakia to work with selected business colleges to better adjust the curricula to the needs of the business world.

The changeover to the euro played a particularly important role in Slovenská sporiteľňa's education initiatives. Assistance was given mainly to projects that helped educate and support the public. Together with long-standing partner Cisco Systems and the ministry of education, a unique online learning system was devised that gave pupils more information on the European Union and the single currency.

STAFF

Key staff indicators – (Austria, ex savings banks)

	2008	2007	2006
Employee turnover	5.1%	5.5%	4.8%
Sick days per year	6.8	7.0	7.9
Training days per year	3.2	3.2	2.6
Women in management positions	24.4%	22.9%	23.1%
Share of part-time staff	21.6%	22.5%	22.8%
Share of female part-time staff	84.9%	85.5%	86.4%

Staff survey

As mentioned in the previous annual report, in autumn 2007 a Group-wide employee survey was conducted, covering 55 entities of the Group in seven countries. The response rate was 55%. The analysis of the survey data was completed in 2008. It produced valuable insights that form the basis for a suite of follow-up actions:

- **The flow of information is rated as very positive.**
- **Erste Group is perceived as relatively innovation-oriented. In completing tasks, compliance with rules is seen as more important than achieving goals.**
- **Performance management lacks efficiency and a consistent style.**
- **The administration of Erste Group is perceived as too centralised.**
- **A high percentage of respondents identify very strongly with the Group.**
- **In terms of motivation, the results show a profile strongly driven by consumption. Customer satisfaction is important to staff, while there tends to be a critical view of the work itself and many employees do not feel valued enough.**
- **There is a strong reluctance to move geographically for work reasons.**
- **In conjunction with their high expectations of the company, employees have a very high degree of trust and confidence in the group and the new organisational structure. The employee profit sharing scheme is also rated as very positive.**
- **Employees expect greater emphasis on service improvement and would like more Group projects that focus on the following areas in particular: customer service; financial support for professional development; training; and best-practice models.**

With the help of these survey results, the first improvement measures were developed. The Group plans to build a clear and transparent performance management system and implement a best-practice culture. These two initiatives are to become the main pillars of the internal culture of Erste Group. In 2009 these two thrusts will be central to the Group's human resources activities.

Work and family

For the third time now, both Erste Bank Oesterreich and Erste Group were recognised with the full certificate of the Work and Family Audit from the Austrian Ministry of Health, Family and Youth, and 2008 marked the bank's ten-year anniversary as an audited organisation. In connection with the 2008 audit, the action plan for the coming three years was put in place. This includes especially the implementation of a new career model, the evaluation and expansion of work/family opportunities and services for staff, and a number of innovations in management training.

Under the Affirmative Action for Women initiative of the Austrian Ministry of Economics and Labour, the package of work/life balance measures taken by Erste Bank Oesterreich was recognised as one of the ten best projects promoting better conditions for women. This programme aims to improve reintegration into the workplace after periods of materninty leave and to enhance women's access to jobs and to promotions.

Health

Erste Group has no higher priority than the health of its employees, a value that is enshrined in the statement of the Group's guiding principles.

In 2008 all employees in Austria were offered a preventive medical check-up including a spine examination; 40% of staff made use of this opportunity. Also available to employees were melanoma screening and an eye and vision exam. All preventive medical care was performed in the workplace. In addition, staff had access to medical and psychological advice and treatment at the health centre of Erste Bank Oesterreich. The centre also offers nutrition counselling and physiotherapy. Last year the health centre logged about 9,000 consultations.

October 2007 saw the launch of First Health, a healthcare improvement project for trainees. This one-year initiative was honoured with an award by Fund for A Healthy Austria as a particularly innovative project, and was financially supported by the Fund. The goal was the focused maintenance and improvement of trainees' health. As one indicator of its success, this project reduced illness-related absences among trainees by more than half.

In Romania the collaboration with a private clinic since 2007 that gives all employees access to high-quality medical care was expanded. Going forward, BCR has decided to extend this service to staff family members as well.

In 2008 Slovenská sporiteľňa had all workplaces and working conditions analysed and made improvements to ensure these are in line with the latest health and safety standards. The preventive medical checkups for staff were expanded to include all employees, with an emphasis on the early detection and treatment of cancer. These programmes were used by 79% of the workforce.

Staff development

In February 2008 the Group founded Erste School of Banking and Finance, one of the first corporate universities in Austria. Its goal is the further development of technical excellence among the Group's staff. The in-house university provides a framework for standardised continuing education at the country-level banks. One programme offered by Erste School of Banking and Finance is the Erste Group Junior Training Programme, through which 46 trainees from ten Central and Eastern European countries are currently being schooled in risk management, corporate investment, real estate banking and treasury. The curriculum consists of a mix of hands-on training in different countries, and online learning. In September, a lecture series titled "The Power of Trust" was held For Erste Group's senior management, in which experts from the fields of banking, neurobiology, social sciences and philosophy shared scientific insights into the nature of trust.

The Group-wide initiative known as Group Talent Management was first introduced in 2006. This programme is designed for talented employees from any part of Erste Group that are willing to contribute and apply their knowledge across national borders. By the end of 2008, this had allowed 23 managers and 40 promising individuals without management responsibility to be given individual support and be prepared for international career opportunities.

"Learning from Experience" was the guiding theme of a novel approach to management training. In 2008 a new form of management mentorship programme was developed that offers an alternative to conventional educational opportunities. As part of the programme, experienced managers pass on their knowledge and experience to other managerial staff. The benefits can be mutual. For the mentors, it is an opportunity to both reflect on their practices and to encounter the thought processes of other generations and levels of management. In turn, mentees can learn from the knowledge and skills of their mentor and further their personal development. Erste Bank Oesterreich was thus able to give experienced managers exposure to current technical and social developments while at the same time advancing the training of young, capable leadership talent.

In May 2008 the outplacement programme of BCR commenced, in cooperation with an external national provider. Working closely with public agencies, 35 career counsellors organised training and information events for BCR employees. In this way, within six months, 90% of all staff affected by the wave of redundancies were provided with detailed information and advice on the programme.

ENVIRONMENT

Key environmental indicators*

	2007	2006	2005
Flight distance (km per employee)	3,015.5	1,643.3	938.0
CO2 emissions (tonnes per employee)	3.1	2.9	2.7
Water consumption (litres per employee)	11,816.2	12,209.8	15,586.0
Paper consumption (kg per employee)	30.8	47.2	55.9
Energy consumption (kWh per employee)	318.3	320.0	332.3
Electricity (kWh per employee)	234.0	190.8	196.0
Heat energy (kWh per employee)	84.3	129.2	136.2
Waste (kg per employee)	267.5	346.2	279.5

*) The statistics on kilometres flown and carbon dioxide emissions were calculated on the basis of the data for Erste Group Bank AG in Austria and of 4,184 employees. The other metrics are based only on the headquarters buildings of Erste Bank Oesterreich, with a total of 55,301 square metres of space and 2,791 employees.

The milder summer and winter and the selective use of cooling and heating systems led to a significant decrease in energy consumption. Energy and paper use also continued to fall considerably, thanks to the regular use of energy monitoring and analysis, the conservation measures taken and the active involvement of the whole staff. The continuation of the waste reduction programme substantially lowered the amounts of waste produced. The sharp rise in kilometres flown is explained by the increased travel to the more distant Central and Eastern European countries. To counteract this trend, a greater use of video conferencing is planned.

All environmental measures are regularly evaluated by an established environment team.

As a result of its environmental activities, Erste Bank Oesterreich was recognised as an "Eco-Business" through the 2008 ÖkoProfit project.

In September 2008 the winning design was selected in the architectural competition for the new Group headquarters, the Erste Campus. The first basic specifications for the innovative project were determined, with the following key considerations:

- **Energy concept with ambitious conservation targets (setting of consumption limits, simulation of room temperatures, air humidity and quality, documentation of fresh air supply)**
- **Business case (life cycle cost, sustainability analysis)**
- **Emissions analysis (use of physical resources, recyclability of building materials)**
- **Quality assurance during construction**
- **Ergonomics**
- **Monitoring during operating phase**

With a view to environmental certification, the objective is to meet a low-energy building standard. Particular emphasis is being placed on adhering to the principles of sustainable construction. The primary energy requirement will therefore be well below the present average for office buildings. The design and execution will also incorporate the trends of modern forward-looking office building construction, such as flexibility, sustainability, mobility, electronic connectivity, ergonomics and design, safety and cost reduction.

For Slovenská sporiteľňa, the most significant event in 2008 environmentally was the completion of the Slovak group's new headquarters. By autumn the move to the new offices had almost been completed. The new premises meet the highest European standards of safety, technology and environmental friendliness and provide a pleasant workspace for employees.

Together with Erste Holding, Slovenská sporiteľňa supported the reforestation of Slovakia's Tatra National Park, whose forest cover had been devastated by a storm in 2004; the institution's financial backing sent a clear message of environmental engagement in its home country. For this project, Slovenská sporiteľňa received the 2008 "ENERGY GLOBE Award".

A prominent issue in the first quarter of 2008 revolved around Mochovce, a nuclear power plant project. Erste Group engaged in intensive dialogue with NGOs and other representatives of civil society to discuss questions regarding the financing of the Mochovce nuclear generating station. Against the backdrop of Slovenská sporiteľňa's participation in an international consortium for the financing of energy group Slovenské elektrárne, criticism was voiced to the effect that through this consortium, Erste Group was helping to finance atomic energy in Eastern Europe. For Erste Group this was the first controversy of its kind, and the bank responded swiftly. An environmental assessment was commissioned and consultations with experts from the scientific community were stepped up to gain full insight into the complex issue and include all relevant stakeholders. Ultimately, in view of unmet environmental requirements, a legally binding agreement was reached with the energy company that absolutely no monies from Slovenská sporiteľňa are to be used for the financing of the high-risk reactors 3 and 4 at the Mochovce power plant. Erste Group is convinced that this decision has contributed to the much-needed dialogue on the necessary security standards for nuclear power stations.

As an important in-house consequence of the Mochovce debate, a new organisational unit, Reputation Risk Management, was formed. Furthermore, ethical ground rules for financing and investment are in development, as is the inclusion of environmental and social risks in a uniform risk management framework for Erste Group.

Further environment-related highlights in the last financial year included:

- **Expansion of the recording of environmental data at the branches of Erste Bank Oesterreich and continuation of the energy use monitoring activities**
- **Completion of the new programme for replacing printers and multifunction machines at the central offices and branches of Erste Bank Oesterreich**
- **Creation of secure bicycle parking at two central locations and provision of company bicycles to increase the staff's physical mobility**
- **Changing of heating systems and use of innovative building fronts in branch refurbishments**
- **Start of the changeover to natural-gas-powered vehicles for the technicians at the property management subsidiary**
- **Completion of the changeover in outdoor branch advertising to energy-saving LED lighting**
- **Collaboration with klima:aktiv, an initiative of the Austrian environment ministry; klima:aktiv promotes active climate protection and is part of the Austrian Climate Strategy. The goal here is the rapid and broad-based market launch of climate-friendly technologies and services.**
- **Project work on the design of an environmentally advanced bank branch ("eco bank branch") with the Wieselburg Campus of Fachhochschule Wiener Neustadt (Wiener Neustadt University of Applied Sciences) with a view to developing standards of sustainable construction for Group branches.**

Preview of environmental activities

The environment will continue to be an important topic for Erste Group in 2009, when the following measures are planned:

- **Construction of the "eco bank branch" in collaboration with the Wieselburg Campus of Wiener Neustadt University of Applied Sciences, and expansion of the concept to additional branches**
- **Driver training for a reduced environmental and economic impact (fuel-saving techniques)**
- **Expansion of the fleet by further natural-gas-powered vehicles**
- **Installation of additional secure bicycle parking in central locations**
- **Analysis of mobility behaviour**
- **Continuing participation in the ÖkoProfit project**



Erste Group Share

Continuing the trend of 2007, when the share price of Erste Group registered its first net calendar-year decline since 1999, last year the share remained caught in the dramatic international downtrend. In 2008, despite the continuing good business performance, Erste Group, one of the leading banks in Central and Eastern Europe with over 17 million customers, saw a decrease of more than 66% in its share price.

DEVELOPMENT OF STOCK INDICES

Stock markets in the grip of the financial crisis

As a result of the financial crisis which has been continuing since the third quarter of 2007, the international stock markets have been recording dramatic price falls over the last year. At year-end the Dow Jones Index was at a level not seen since 2003, and the S&P 500 Index was at its lowest since 1997. American indices closed the period under review down 33.8% (Dow Jones Index) and 38.5% (S&P500 Index). The Dow Jones Euro Stoxx Index fell by 44.3% over the course of 2008.

Dramatic liquidity bottlenecks caused by the collapse of the interbank market, and the increasingly evident negative effects on the real economy made it necessary for measures to be taken by governments, financial market regulators and central banks. In the second half of 2008, the credit crisis reached its peak with the collapse of Lehman Brothers and the bankruptcy of Iceland.

Intervention by governments and central banks support the banking system

In the United States, imminent insolvencies and emergency sales of banks and financial institutions led to the biggest wave of nationalisations in US history and to the reorientation of the country's financial industry, bringing in their wake greater bureaucratisation and control by the US Fed. Similarly, a 700 billion dollar government rescue package was approved in order to secure the flow of credit. The deterioration in macroeconomic data (incoming orders, industrial production, consumer confidence, employment market data), as well as corporate profit warnings confirmed the downwardly revised forecasts and warnings of a longer recession, as issued by both the US Fed and the European economic research institutions. Against the background of the economic downturn, a series of concerted global key interest rate reductions to historic lows was undertaken by the central banks. The final stage of these rate cuts that started in autumn 2007 was reached when the US Fed reduced the key interest rate to almost zero. In addition to the reduction of the "Fed Funds Rate" to its lowest level since it was first determined in 1971, there was also an unlimited buying of mortgage-backed securities over and above the original framework of US$ 600 billion.

In the fourth quarter of 2008, the escalation in the United States led to a deepening of the financial crisis in Europe, after massive write-downs within many major European banks had already caused losses in the first three quarters. In Europe, too, as a result of liquidity bottlenecks in interbank business and the problems associated with possible cash outflows, some banks had to be rescued by means of public guarantees and nationalisation measures. In addition, the European Central Bank and other European issuing banks poured billions into the money market to maintain the liquidity of the banks. In the year ended, the Dow Jones Euro Stoxx Bank Index, which represents the most important European bank shares, recorded a fall of 63.7%, 40.6% in the fourth quarter alone.

ATX loses more than 60%

The development of prices on the Vienna Stock Exchange reflected the deepening global financial crisis and its effects on the real economy. At the end of the year the ATX (Austrian Traded Index) stood at 1,750.83 points, its lowest level since February 2004. By comparison with other European indices, the ATX showed a disproportionate fall of 61.2%. The liquidity crisis on the Russian financial market, and the upgrading of the country risk by the Fitch ratings agency for some Eastern European countries in which Austrian groups are present, also contributed to the price pressure. Similarly, the oil shares weighted in the ATX fell to 2004 levels as a result of the oil price collapse following record highs in the first half of 2008. Financial securities and, in particular, real estate shares recorded the greatest losses.

DEVELOPMENT OF THE ERSTE GROUP SHARE

Uncertainty concerning economic development in Central and Eastern Europe leads to a marked decline

The spread of the liquidity crisis to Europe, and concerns as to further economic growth in the CEE markets, have led to marked losses in the Erste Group share price. In the fourth quarter alone, the Erste Group Bank AG share suffered a fall of over 50%. At the close of 2008, the share price stood at EUR 16.20, down 66.6% on the previous year's value. By way of comparison, the Dow Jones Euro Stoxx Bank Index lost 63.7%.

Despite the extremely difficult market conditions, Erste Group's fundamental performance in 2008 was satisfactory. In addition to the sale of the insurance business, the net profit of EUR 860 million was largely a result of the continued strong profitability of our CEE retail business. Nonetheless, the Republic of Austria's offer to subscribe participation and hybrid capital of up to EUR 2.7 billion was accepted in order to meet the new capital standards required by international competition.

Because of the deteriorating market environment, reservations concerning the further development of the macroeconomic situation in the CEE countries, and the slower growth of Erste Group that is consequently to be expected, analysts have withdrawn their result estimates and target share prices. In the long term, however, Erste Group's strong positioning and its solid capital resources, as well as the strengthening of the equity basis as a result of the participation capital provided by the Republic of Austria, is seen as positive.

Trading volume and market capitalisation

A capital increase from contingent capital (under management stock option and employee share ownership plans) increased the number of Erste Group's outstanding shares last year from 316,288,945 to 317,012,763. As a result of the decrease in the share price, the market capitalisation of Erste Group at the end of 2008 was EUR 5.1 billion, compared with EUR 15.3 billion at 31 December 2007.

The trading volume of the Erste Group share expanded significantly in the year under review. On average in 2008, about 1,612,962 Erste Group shares were traded per day on the Vienna Stock Exchange. This represented an increase of about 90% in average daily turnover compared to 2007. The value of the traded volume rose by almost 27%. The share's trading volume on the Prague Stock Exchange, where Erste Group has been listed since October 2002, rose by 49% from the prior year to approximately 405,740 shares per day.

On 14 February 2008, trading of Erste Group shares began on the Bucharest Stock Exchange. Average daily trading volume was 8,630 shares.

Performance of the Erste Group share*

	Erste Group Share	ATX	DJ Euro Stoxx Bank Index
Since IPO (Dec 1997)	46.2%	34.2%	–
Since SPO (Sept 2000)	37.9%	49.8%	-58.0%
Since SPO (July 2002)	-7.0%	43.5%	-41.2%
Since SPO (Jan 2006)	-64.0%	-55.1%	-61.0%
2008	-66.6%	-61.2%	-63.7%

*) IPO ... Initial Public Offering/Börseneinführung, SPO ... Secondary Public Offering/Kapitalerhöhung.

DIVIDEND POLICY

Since 2005 Erste Group's dividend policy has not been based on a fixed dividend payout ratio, but rather on the management board's intention to increase the dividend by a minimum of 10% compared to the year before provided that targets for the respective year were achieved. Given the difficult market conditions in 2008, which led to a decrease in net profit for the year, the management board decided to propose a decreased dividend of EUR 0.65 (2007: EUR 0.75) to the Annual General Meeting. At this level the dividend payout ratio remains at historic levels of about 20-25%. This enables Erste Group to retain a large part of its profit and strengthens the bank's capital base. In future, Erste Group aims to continue to pay a dividend, the amount of which will be determined by the bank's profitability, growth outlook and capital requirements.

INVESTOR RELATIONS

In May 2008, after the presentation of the results for the first quarter, Erste Group's management and investor relations team conducted the spring road show. Similarly, the strategy and positioning of Erste Group against the backdrop of the financial and credit crisis were presented at numerous international banking and investor conferences organised by Morgan Stanley, Merrill Lynch, JP Morgan, Goldman Sachs, ING, UBS, Deutsche Bank and Société Générale, as well as at road shows in London and New York held jointly by Vienna Stock Exchange, Erste Group and other Austrian banks. In total last year, the management and the IR team conducted 480 one-on-one or group meetings with local and international investors (2007: 515 meetings).

A further milestone in the now ten-year history of the Erste Group share was its first day of trading on the Bucharest stock exchange on 14 February 2008. In addition to Vienna and Prague, the shares of Erste Group are thus now also quoted on the exchange in the Romanian capital – the first listing of an international group in Bucharest.

On 12 December 2008 Erste Group held its sixth international Capital Markets Day in Vienna. The more than 50 institutional investors and analysts drawn to the event were briefed in detail by the management on the trends and prospects in Erste Group's markets amid the current macroeconomic conditions. Strong interest was demonstrated in the live webcast of the Capital Markets Day on the Internet, which was downloaded 1,273 times on the day of the event.

Two events last year were designed specifically for Erste Group's retail shareholders. On 14 April 2008, Erste Group hosted the eighth annual Internet chat forum with its Chief Executive Officer. This "virtual meeting" gave many current and prospective retail investors the opportunity to communicate directly with CEO Andreas Treichl. On 9 October 2008 shareholders had the chance to speak to the retail shareholder representatives on the supervisory board.

The strong interest in the Erste Group share was documented by the numerous research reports on the Erste Group. A total of 27 investment banks published research on Erste Group including five that initiated coverage during the year.

Performance of the Erste Group share (indexed)



120
70
20
1 January 2008
31 December 2008
Erste Group-Aktie
Austrian Traded Index (ATX)
DJ Euro Stoxx Banks

Research coverage of Erste Group:

- **Cazenove**
- **Cheuvreux**
- **Citigroup**
- **Credit Suisse**
- **Deutsche Bank**
- **Fox-Pitt, Kelton**
- **Goldman Sachs**
- **ING**
- **JP Morgan**
- **KBC Securities**
- **Keefe, Bruyette & Woods**
- **Kepler**
- **MainFirst**
- **Merrill Lynch**
- **Morgan Stanley**
- **Nomura**
- **Raiffeisen Centrobank**
- **Sal. Oppenheim**
- **Société Générale**
- **UBS**
- **Unicredit**
- **Wood**


ERSTE

Strategy

Consistent strategy despite global financial crisis

2008 was a defining year for bank strategies, as the deepening of the global financial crisis exposed weaknesses in business models that have strayed away from the traditional banking model. Strategies that were built on the availability of ample, low cost liquidity in the form of wholesale funding rather than deposit taking collapsed. Strategies that were too heavily focused on loan origination without any consideration for risk and subsequent securitisation were no longer feasible. Strategies that employed excessive levels of leverage had to be abruptly adjusted and made way for a sometimes disorderly deleveraging process. In short, banks without a sustainable and balanced business model – be it in terms of customers, funding, capital base, product mix or investment discipline – had to rethink their strategy.

Erste Group's strategy rests on 3 pillars


CONSISTENT STRATEGY since 1997 IPO
Business focus: retail banking
Geographic focus: Central and Eastern Europe
Efficiency focus: Holistic approach to efficiency
VALUE CREATION FOR SHAREHOLDERS, CLIENTS AND EMPLOYEES

The key elements of our strategy have been in place since the initial public offering in 1997. The fact that even in a crisis year like 2008 no material changes were required is testament to its quality in terms of sustainability and balance, and a key competitive advantage. Overall, our strategy continues to rest on three pillars: the business focus pillar identifies the development of our retail and SME banking operations as our key activity; the geographic focus pillar defines Central and Eastern Europe as our home market and the efficiency focus pillar links these two, by setting out the vision of operating as efficiently as possible. The efficiency pillar covers all aspects of the business, rather than being confined to organisational efficiency or cost management; in 2008 the main topics in this respect were the completion of the redesign of our new group governance model and the efficient management of capital and liquidity resources in light of waning risk appetite and deteriorating fundamentals.

Business focus – retail banking

A clearly defined business focus lies at the core of our operations: we directly serve 17.2 million customers in eight core markets and operate some 3,200 branches, as well as state-of-the-art alternative distribution channels, such as internet and phone banking. Hence, while we do have substantial operations outside retail banking, retail banking is our core competence. This core competence in retail banking is a direct result of the bank's history and accordingly woven into Erste Group's genetic fabric. In 1819 wealthy Viennese citizens donated funds in order to establish Erste Group's predecessor, a savings bank. They aimed to bring affordable banking services to wide sections of the population. This goal is just as valid today as it was some 190 years ago, especially against the backdrop of operating in Central and Eastern Europe.

In today's context, retail banking is attractive to us for a number of reasons: it offers a compelling business case that is built on market leadership, a favourable risk reward profile and the principle of self-funding; comprehensive scope in terms of product offering, covering simple and understandable products with substantial cross-selling potential; and, the opportunity to operate in well diversified markets both geographically and in terms of maturity. In short, our retail banking model allows for sustainable, self-funded and profitable growth even in economically more challenging times.

The business case is characterised by a number of favourable parameters: market leadership in all key countries gives us a competitive edge in terms of pricing power, makes it easier to attract deposits, especially in tougher economic times, and offers a more diversified revenue base. The business case also benefits from a favourable risk reward profile resulting in a lower level of revenue and risk cost volatility than experienced in corporate or investment banking. Consequently, our earnings growth has historically been strong and stable, our provisioning levels were almost unchanged over a number of years and as a result our capital requirements were lower. While in the current economic environment earnings growth will clearly slow down or disappear altogether, risk costs will go up and capital requirements will rise, we strongly believe that due to the continued underpenetration of most of our markets the retail business will remain profitable throughout the down cycle.

Our retail banking activities are not focused on a niche, but cover a comprehensive range of standard banking products that are simple and understandable and satisfy actual customer needs. The depth of the product range, comprising current accounts, debit and credit cards, deposits and investment products, and, mortgages and consumer loans, also translates into meaningful cross-selling potential among the existing customer base. The wide product mix also adds to customer and geographic diversification and means that we can draw on our broad product knowledge in mature markets and selectively apply those retail banking products that are most suited to our clients' needs in less developed markets.

Another positive factor is the diversification across customer segments and countries, which is a result of operating in a portfolio of markets that are at different stages of economic development: Austria is a mature and stable banking market, the Czech Republic, Romania, Slovakia, Hungary and Croatia are developing transformation economies, while Serbia and the Ukraine are emerging banking markets. In terms of customers, we service private individuals in the mass and mass affluent market segments, free professionals and micro as well as small and medium enterprises.

Geographic focus – Central and Eastern Europe

In the late 1990s we came to the conclusion that our long-term future as an independent bank was very much contingent on finding new markets outside Austria: at that time growth opportunities were limited, leaving only repeated cost cutting exercises as a way to improve the bottom line. As a result we decided to make a long-term commitment to the markets at our doorstep that had a realistic prospect of EU membership, essentially our neighbouring countries in Central Europe – the Czech Republic, Slovakia, Hungary, Croatia and Slovenia. We defined an extended home market of 40 million people with the clear intention to enter these markets by making selected acquisitions. In Austria we pursued a policy of seeking closer integration with the savings banks sector in order to increase scale, offer our clients better value and work more efficiently.

Since then we have far surpassed our initial goals. Our home market now covers a contiguous region of 120 million inhabitants, we service 17.2 million customers, 16.2 million of which are residents of the European Union, we have successfully integrated more than ten acquisitions in Central and Eastern Europe, and in Austria we have made a quantum leap forward in our efforts to work more closely with the savings banks through the establishment of a new cross guarantee system. This agreement forms the basis for a wide-ranging cooperation between Erste Group and the savings banks covering such aspects as common back office structures, common marketing and common product development.

Creating a favourable risk reward profile was always at the forefront of our expansion into Central and Eastern Europe. We achieved this by committing large investments to lower risk EU member countries, such as the Czech Republic or Slovakia, while limiting exposure to high potential but high risk, non-EU member countries, such as the Ukraine or Serbia. This has yielded great benefits: shareholders have enjoyed sustainable earnings growth, customers can access our comprehensive range of services in more countries than ever before, and our employees have more development opportunities than at any time in the company's history. Consequently, we will continue on our proven path, maintaining and developing our footprint in Central and Eastern Europe.

Efficiency focus – a holistic approach to efficiency

Our aim to work more efficiently across the group is a direct result of our rapid expansion. It also reflects the realisation that a number of tasks are more efficiently carried out on a group-wide, standardised basis, while sales efforts are best handled locally. Or put differently, we aim to create a more successful banking group of what is already a successful group of banks. After performing a project-oriented approach in realising synergies, we took the natural next step and introduced a new group governance model in order to ensure strategic flexibility and increased efficiency.

The organisational restructuring related to the new group governance model was completed in 2008 and led to the spin-off of the Austrian retail and SME business into a stand-alone subsidiary – Erste Bank Oesterreich – and to the setup of an operating holding company. In addition to executing classic steering functions, Erste Holding also became home to two operating divisions in the form of the newly established Global Markets (GM) and Group Corporate and Investment Banking (GCIB) divisions. These units consolidate debt capital markets and treasury activities on the one hand and equity capital markets, corporate banking, real estate and international wholesale banking activities on the other for the first time. This allows better group-wide coordination, improved market presence and regional as well as industry-specific customer service.

In contrast to Erste Holding the regional subsidiaries in Central and Eastern Europe as well as the spun-off Austrian customer business, Erste Bank Oesterreich, will run the local retail and SME businesses. In addition, group-wide platforms for regional business topics (e.g. retail cross-selling initiatives) will ensure the adoption of best practices and exchange of experience across the group.

The implementation of the new governance model is a key milestone in Erste Group's development. The management of Erste Bank Oesterreich can now fully focus on running the Austrian customer business and the cooperation with the savings banks, while the new group board can focus on strategy and exert equal attention to the performance of all businesses. This creates the basis for stable growth and further synergies in the future.

Another efficiency aspect that came to the forefront in 2008 was the efficient management of capital resources. In light of the deepening financial crisis and mounting losses at many West European and US banks investors demanded higher capital ratios from all banks. As collapsing share prices made it difficult for most banks to issue equity at reasonable terms or in sufficient amounts, governments across the globe stepped in offering to purchase core capital eligible securities as a medium term solution. In order to maintain a level competitive playing field the Austrian government also launched a banking package valued at EUR 100 billion, comprising EUR 15 billion of capital infusions, EUR 75 billion in state guarantees in order to ensure continued access to liquidity, and EUR 10 billion in additional deposit insurance coverage. While we posted our best ever tier 1 ratio in 2008 – at 7.2% – prudence required us to take up the measures offered by the government. Accordingly, we have entered into agreements setting out the issuance of up to EUR 6 billion in state guaranteed bonds in order to further bolster an otherwise solid liquidity position, and the issuance of up to EUR 2.7 billion in core tier 1 eligible participation capital, in order to further strengthen our capital base.

LONG-TERM DEVELOPMENT DRIVERS

While business growth will clearly not be a topic for the immediate or possibly even the medium-term future as a result of the weakening global economic fundamentals, we will still briefly present the long-term development patterns in our markets, as well as the three most important determinants of our long-term growth: retail business, wealth management and the continued business development within our existing CEE markets.

Development patterns

Our business model benefits from a long-term growth profile that extends over the next 15 – 20 years and is tied to the economic catch-up process of Central and Eastern Europe. While this process is characterised by phases of faster growth as well as retrenchment periods, the underlying trend is clearly pointing towards a long-term, sustainable growth path. Our business model derives its strength from the fact that our markets are at different stages of development. For this purpose, we have classified our markets into three clusters: emerging, developing and mature markets.

Emerging markets are characterised by a GDP/capita level of below EUR 5,000 and a banking asset penetration of some 60% or less; for classification purposes we use only GDP/capita as financial intermediation measures can temporarily show inconsistencies as a result of unsustainable growth bursts. Depending on the economic position at the start of transformation, we estimate this period to take between 5 – 20 years. Within our business portfolio Erste Bank Serbia and Erste Bank Ukraine, our Serbian and Ukrainian subsidiaries respectively, operate in such markets. At this stage of development growth is mostly derived from plain-vanilla banking products, such as savings and payments transfers as well as current accounts and debit cards. While household loans usually play an insignificant role at these levels of income, an increase in the banked population is typically a major source of growth.

Banking development stages in transformation economies


Emerging
Developing
Mature
5-20 years
15-20 years
300
225
150
75
Banking assets/GDP 2008 (in %)
Austria*
Hungary
Croatia
Ukraine
Czech Republic
Slovakia
Serbia
Romania
= 10m inhabitants
1
5
10
20
100
GDP/capita in 2008 (in EUR thousand, log scale), time

*) Domestic assets only

Source: Local central banks, Erste Group.

Developing markets feature GDP/capita between EUR 5,000 and EUR 20,000 and a banking asset penetration ratio of anywhere between 60% and 140%. We estimate that this stage lasts at least 15 – 20 years. In this period retail lending comes of age and transformation countries reach a level of wealth that facilitates the introduction of more sophisticated banking products, such as mortgages, credit cards and consumer loans as well as wealth management products. Our central European businesses in the Czech Republic, Slovakia, Hungary, Croatia and Romania fall into this bracket.

Mature markets are defined by GDP/capita in excess of EUR 20,000 and banking asset penetration north of 150%. These tend to offer only selected growth opportunities and typically only grow in line with GDP. We find it useful to operate in such markets to the extent that we can draw on experiences and transfer knowledge to less developed markets. Depending on the factors that influence market structure, the most significant of which is shareholder orientation or the lack thereof, these markets can either be very profitable such as in the UK or Spain, or less so, such as in Austria or Germany.

Retail business growth

In many of the countries in which we operate, modern retail banking services except for deposits were non-existent just a couple of years ago. On the lending side, this was firstly because nominal and real interest rates were high, secondly because disposable incomes did not support household credit growth and thirdly because of a lack of a healthy competitive environment due to high levels of state ownership. All this has changed over the past few years: in developing transformation economies interest rates are in the process of convergence or have already converged, disposable incomes have risen strongly on the back of overall GDP growth, and most state banks have been sold to foreign strategic investors fostering product innovation and competition. Even in the face of the current economic slowdown and potential temporary negative effects for the banking systems in Central and Eastern Europe this powerful combination will be the driver of future development.

Customer loans/capita in CEE (2008) in EUR thousand


42
36
30
24
18
12
6
0
37.0
Developing transformation economies
Emerging transformation economies
7.6
7.5
6.9
5.9
2.4
1.6
1.5
Austria
Croatia
Czech Rep
Hungary
Slovakia
Romania
Serbia
Ukraine

Source: Local central banks, Erste Group.

The comparison of per capita indebtedness in Central and Eastern Europe with that of mature economies reveals an enormous gap that exists even today. Countries such as Hungary and the Czech Republic, but also Croatia and Slovakia are many years away from reaching Austrian, let alone west European levels of loans per capita; even on a relative basis these countries are far off Western levels. This picture is even starker in emerging economies: levels of private sector and especially household indebtedness in Serbia or Ukraine barely register on the radar screen in the context of developed economies. While the current global economic decline will likely lead to a new assessment as to the sustainable level of debt, and to a decline in lending activity in Central and Eastern Europe at least in the short-term, we continue to believe that credit expansion accompanied by long-term economic growth will prove to be a secular growth trend, rather than a process that has already surpassed its peak.

Within the overall loan growth trend, we will particularly benefit from our focus on the retail customer. In almost all of our markets retail lending, particularly in the form of residential mortgages, has only just started. A case in point is mortgage penetration: it equals about 15-20% of GDP in our most developed markets, while it is still substantially lower in Romania, Serbia or the Ukraine. Even in Austria this measure only stands at about 25%, leaving room for growth, while in the European Union it reached an estimated 50% in 2008.

Wealth management

As customers become wealthier, another source of long-term growth will be wealth management, which covers our affluent banking and fund management activities. Irrespective of when this business actually becomes meaningful, we are already uniquely positioned to benefit from any such development: we dominate the fund management markets in our existing central and east European universe with a market share of 20%. In addition, we can draw on our experience in Austria, where we are leaders in retail funds and hold the No. 2 spot overall with a market share of 19%. While we also used to be active in the life insurance business and established substantial footholds in all key CEE markets, we have sold off these operations to Vienna Insurance Group and entered into a long-term distribution agreement with them. This way we will continue to benefit from the expected rise in demand for insurance products over the long term.

The growth dynamics in fund management differ fundamentally from those experienced in standard banking products, in so far as meaningful growth typically kicks in at a later stage of economic development. Based on historic trends in countries such as Spain or Austria, we estimate that growth in fund management reaches critical mass when nominal GDP/capita substantially and sustainably surpasses the EUR 10,000 mark. Almost all developing transformation economies, such as the Czech Republic, Slovakia, Hungary and Croatia have either surpassed or are closing in on this level. It is at this level that we believe basic consumption needs are satisfied and attention starts to shift towards providing for the future. The current economic environment is, of course, not conducive to substantial growth in wealth management activities in the short term, as clients focus on safety first and put any new money into deposit products, rather than committing it to mutual or pension funds.

Fund management market shares (2008) in %


48
42
36
30
24
18
12
6
0
40.3
25.7
25.2
23.8
18.7
10.3
Romania
Czech Rep
Croatia
Slovakia
Austria
Hungary

Source: Erste Sparinvest.

This notwithstanding, the divide in fund management between mature and developing markets on the one hand, and between developing and emerging transformation economies on the other is even starker than that experienced in the area of loans. Funds under management per capita in Austria equalled EUR 15,100 at the end of 2008, while the same figure stood at about EUR 1,000 and EUR 900 in the Czech Republic and Hungary, respectively. In Romania the fund management market is in the very early stages of development, with funds under management standing at EUR 233 million or only EUR 11 per capita. In Serbia the legal infrastructure for fund management was only established in 2007 and accordingly all the growth is still to come.

Funds/capita in CEE (2008) in EUR thousand


20
15
10
5
0
15.1
Developing transformation economies
Emerging transformation eocnomies
1.0
0.9
0.7
0.4
0
0
Austria
Czech Rep
Hungary
Slovakia
Croatia
Serbia
Romania

Source: Local fund management associations, Erste Group.

The wealth management opportunity is best illustrated by a striking comparison. At the end of 2008 we managed assets of EUR 24 billion in Austria, a market of 8.3 million people. In our developed central and east European markets, covering the Czech Republic, Slovakia, Hungary and Croatia, which have a combined population of just over 30 million, the same figure stood at only EUR 5.2 billion. While growth patterns were severely disrupted in 2008 as a result of financial market turmoil, with funds under management falling faster in CEE than in Austria, the long-term trend still points towards faster growth is CEE. Based on the long-term catch-up trend developing CEE funds under management could reach 50% of the Austrian levels inside ten years.

Developing existing CEE markets

While we expect to be one of the major beneficiaries of the macro trends in retail banking and wealth management in Central and Eastern Europe, regional expansion through large-scale acquisitions will no longer be the preferred way to grow the business, at least not in the short or medium term. All the more, as we are already operating in a well-diversified and underpenetrated market of 120 million people. The existing market therefore offers ample opportunities for business growth, even without adding further markets to the portfolio.

The quality of our existing franchise is a reflection of our measured acquisition policy in the past that struck a sensible balance between risk and return. In markets where political and economic risks were higher, typically in countries that had no immediate hope of joining the European Union, we limited our investments to levels that minimised our down-side, while at the same time allowing us to capture the opportunity. Cases in point are our operations in Ukraine and Serbia. In the former we effectively entered the market through a greenfield operation, while in the latter we only established a regional, instead of a country-wide presence, reflecting our assessment of the market at the time. To countries that had a realistic prospect of speedy European integration, such as those in Central Europe, we committed substantial resources.

Irrespective of the actual market entry strategy, we always adhered to a defined set of guiding principles in our expansion. Firstly, within the EU we always bought a bank with a leading market position or when this was not feasible an operation that we felt had a chance of reaching a market share of 15 – 20% in terms of clients and/or retail products, either through bolt-on acquisitions or organic growth. Outside the EU our operations should offer a solid base to achieve such a market share if we saw fit. Secondly, any new bank had to fit the existing network and be beneficial to our clients. Thirdly, we only acquired majority stakes in order to exert full management control.

As a result of our successful acquisitions we now occupy market leadership positions in key CEE countries, such as the Czech Republic, Slovakia and Romania. We are also among the top five banks in Hungary and Croatia, and hold small market shares in Ukraine and Serbia. In markets where we already have a strong presence our goal is to maintain our market position; in other markets we will carefully assess the business environment in light of the evolving economic situation and distinguish between short-term tactical positioning and long term growth. Even though in the short-term this might lead to the scaling back of operations in fringe markets, such as Ukraine, we are firmly committed to all of our markets in the long term and hence aim to expand our market share especially in countries where we are currently underrepresented.



Management Report

ECONOMIC ENVIRONMENT 2008

The year 2008 was marked by the onset of an economic slump in the USA and an accompanying economic downturn in the rest of the world. While inflation fears still prevailed during the first half of the year as commodity prices continued to soar, which also kept interest rates rising in the euro area, the second half of the year brought a plunge in economic output. The trigger was the dramatic worsening in autumn 2008 of the US-led financial crisis that had been simmering all year. While several large financial institutions were shored up by government intervention, the collapse of others sparked instability and volatility in financial markets. These developments led to a progressive deterioration in the outlook for growth, which in turn drove commodity prices sharply lower and caused interest rates to fall.

Austria did not yet feel the full effect of the negative international environment in 2008. Gross domestic product in 2008 still grew by an estimated 1.8%, compared with 3.3% in the year before. However, towards the end of the year, Austria also witnessed a marked slowdown in growth; in particular the export-oriented sectors with their exposure to the world economy were hurt by falling demand. To cushion the impact of the economic crisis, the Austrian government passed a package of support measures for banks, introduced tax cuts and increased social expenditure.

In the markets of Central and Eastern Europe, growth in the countries relevant to Erste Group generally remained high for the year as a whole. However, towards the end of the year, this region too was drawn into a powerful downswing. Full-year growth in real GDP was thus 3.7% in the Czech Republic, 7.6% in Romania and 6.1% in Slovakia, which joined the euro zone on January 1, 2009. Hungary continued to struggle with the braking effect of the budget consolidation and a much tighter credit environment and only achieved growth of 0.9%. As in Western Europe and the USA, inflation fell substantially in Central and Eastern Europe. The interest rate policies of the central banks were largely determined by local conditions concerning currency stability and inflation management. Thus, interest rates fell steeply in the Czech Republic as a result of its currency strength, but rose in Hungary and remained stable in Romania after increases at the beginning of the year.

PERFORMANCE 2008

Regarding the rates of change stated below it should be considered that two savings banks joined the Austrian Savings Banks in December 2007 and four additional savings banks in January 2008 and are therefore incorporated in the consolidated financial statement from this point in time. Investbanka a.d., Skopje, acquired by Steiermärkische Sparkasse, has been included into the Group results starting 1 October 2008. Furthermore, Erste Card Club (formerly Diners Club Adriatic), Croatia has been part of the consolidated financial statements since 2 April 2007 and ABS Banka, Bosnia, acquired by Steiermärkische Sparkasse, since 3 April 2007. This results in minor distortion of the rates of change compared with the comparative periods for the previous year.

Write-down of goodwill in Romania, Serbia and Ukraine

In view of the deterioration in global macroeconomic conditions which occurred in 2008 and its future anticipated effects on Central and Eastern Europe, management decided to adapt its short term business plans accordingly. As a result, goodwill in Serbia and Ukraine was fully written down in the amount of EUR 65.5 million and EUR 21.3 million, respectively and goodwill in Romania was partially written down in the amount of EUR 480 million. These measures were allocated to the Corporate Center.

Sale of the insurance division

Erste Group Bank AG largely completed the sale of its insurance holdings in Central and Eastern Europe including s Versicherung in Austria to WIENER STÄDTISCHE Versicherung AG – Vienna Insurance Group – on 15 September 2008 following the approval of the responsible competition and local insurance supervision authorities. The transaction in Romania was completed – after final consent by the Romanian competition and insurance supervision authority – on 17 December 2008. As part of this transaction, Erste Group and its local subsidiaries will continue to hold 5% of the local insurance companies. The total consideration of the transaction amounted to EUR 1,145 million. The contribution to Erste Group net profit from the sale amounted to EUR 601.5 million in 2008 (before minority interests: EUR 630.8 million).

In addition to the sale of the insurance subsidiaries, a mutual sales cooperation agreement was concluded for a period of 15 years. The value of the sales agreement amounts to approx. EUR 300 million. This amount will be accrued over 15 years.

Overview

Despite an extraordinarily difficult market environment Erste Group increased operating profit significantly by 19.3% due to a strong retail business in Central and Eastern Europe.

Net profit after minority interests declined by 26.8% to EUR 859.6 million. Without the write-down of intangibles in Romania, Serbia and Ukraine, net profit would have been up by 14.1% to EUR 1,340.1 million.

Due to the significant rise of net interest income (+24.5% to EUR 4,913.1 million) and despite the decline in trading result (-67.3% to EUR 114.7 million), **operating income** increased by 13.7% in 2008 to EUR 6,998.9 million. **Administrative expenses** increased by 9.9% to EUR 4,001.9 million.

Operating income and operating expenses in EUR million


8,000
6,000
4,000
2,000
0
4,049
4,329
4,949
6,155
6,999
2,595
2,670
2,945
3,642
4,002
2004
2005
2006
2007
2008
General administrative expenses
Operating income

Operating result was up by 19.3% to EUR 2,997.0 million.

Operating result and net profit after minorities in EUR million


4,000
3,000
2,000
1,000
0
1,454
1,659
2,004
2,513
2,997
521
717
932
1,175
860
2004
2005
2006
2007
2008
Net profit after minorities
Operating result

The **cost/income ratio** (general administrative expenses as a percentage of operating income) improved to 57.2% (full year 2007: 59.2% after restatement due to IFRS 5).

Cash earnings per share (i.e. after linear depreciation of the customer base) were EUR 2.89 as of 31 December 2008 (reported value EUR 2.74). The comparable figure in the previous year was EUR 3.92 (reported value EUR 3.76).

The **cash return on equity** (i.e. after the linear depreciation of the customer base), declined from 14.6% (reported value 14.1%) at the end of 2007 to 10.1% (reported value 9.6%) in 2008.

Key profitability ratios in %



80
70
60
50
30
20
10
0
17.0
19.5
13.7
14.1
9.6
64.1
61.7
59.5
59.2
57.2
2004
2005
2006
2007
2008
Cost/income ratio
Return on equity

Total assets increased only slightly and reached EUR 201.4 billion as of 31 December 2008 (+0.5%); adjusting for the impact of the sale of the insurance company the increase would have been a moderate 4.7%.

The **solvency ratio** based on credit risk declined slightly from 10.5% to 10.1% as of 31 December 2008 as a result of the 10.7% growth in risk-weighted assets (RWA). Therefore, it continued to be comfortably above the statutory minimum requirement of 8.0%. The **Tier 1 ratio**, based on credit risk, amounted to 7.2% as of 31 December 2008.

Dividend

For the 2008 financial year the management board will propose to the annual general meeting a dividend of EUR 0.65 per share (2007: EUR 0.75 per share).

Outlook

The past months have seen a slowdown in global economic activity that is unprecedented in speed and scale. The ripple effects of these developments have clearly been felt across the world, with continuing downward revisions to both macroeconomic and company forecasts. Erste Group operates in a region that is presently regarded as being particularly vulnerable. Whereas we recognise the concerns regarding the sovereign and financial services industry risk in the CEE region, we also see strong competitive advantages in our region which serve to mitigate the macroeconomic risks. Erste Group's markets benefit from substantially lower public and private sector debt ratios than most Western economies, a higher degree of labour market flexibility, investor-friendly tax regimes and ongoing EU integration. These key competitive advantages form a solid basis for continued strong profitability in the region over the medium and long term.

Based on our sustainable retail business model, our strong market position, our conservative lending policies and our strong liquidity in all local currencies, we believe we are in control not only of our cost base but also of a significant part of our earnings stream, forming the basis for a very solid operating performance. However, despite these positive factors, given the current uncertain economic outlook, it is difficult to issue detailed short term business forecasts at this time.

Analysis of performance

Net interest income

Despite slowing credit demand in the last months of 2008, **net interest income** increased by 24.5% compared to the previous year, from EUR 3,945.8 million to EUR 4,913.1 million. All business segments contributed to the good performance of net interest income.

Net interest margin in %



5
4
3
2
1
0
4.00
3.72
3.80
4.15
4.56
2.33
2.22
2.31
2.49
2.84
1.85
1.73
1.72
1.61
1.77
2004
2005
2006
2007
2008
Austria
Central and Eastern Europe
Overall group

The net interest margin (net interest income as a percentage of average interest-bearing assets) rose from 2.49% in 2007 to 2.84% in 2008. Net interest margin in Central and Eastern Europe rose from 4.1% to 4.6 % while in the Austrian business it went up from 1.6% to 1.8%.

Net fee and commission income

In 2008 **net fee and commission income** increased by 6.1%, from EUR 1,857.9 million to EUR 1,971.1 million.

In particular, a significant rise was shown in payment transfers (+15.3% to EUR 855.2 million) – supported by the card business, which rose by 29.2% to EUR 196.7 million. Furthermore, lending business (+8.4% to EUR 375.5 million) and insurance brokerage (+49.4% to EUR 89.2 million) contributed significantly to this positive result. As expected, the weaker stock markets and declining fund volumes led to a significant decline of the securities business overall (-12.8% to EUR 451.3 million) – particularly in the Asset Management and fund business.

Net fee and commission income, structure and trend in EUR million


2,400
2,000
1,600
1,200
800
400
0
1,135
1,257
1,446
1,858
1,971
2004
2005
2006
2007
2008
Securities business
Building society and other
Lending business
Payment business
Insurance business

Net trading result

Net trading result sharply declined by 67.3% from EUR 351.1 million in 2007 to EUR 114.7 million in 2008, mainly due to the continuously weak securities business (EUR -141.1 million in 2008 compared to EUR 102.1 million in 2007). This mainly includes valuation losses for securities in the trading book as a result of volatile markets.

General and administrative expenses

General and administrative expenses increased by a moderate 9.9% from EUR 3,642.1 million to EUR 4,001.9 million. Adjusted for the currency movements, the rise was 8.9%. Around two percentage points of the increase are attributable to the expansion in the scope of consolidation since October 2007 (six additional savings banks joined the cross-guarantee system (Haftungsverbund).

General administrative expenses, structure and trend, in EUR million


4,500
3,750
3,000
2,250
1,500
750
0
2,595
2,670
2,945
3,642
4,002
2004
2005
2006
2007
2008
Personnel expenses
Other operating expenses
Depreciation of property and equipment

Personnel expenses rose by only 5.7% (currency-adjusted 5.5%) from EUR 2,189.3 million to EUR 2,313.8 million. This was due in part to the selective expansion of the branch network, as well as to legally required and market-related salary adjustments in several CEE countries. In contrast, the decline in performance-related salaries in the 4th quarter and lower restructuring costs in Romania had a positive effect on personnel expenses.

Headcount at 31 December 2008


Slovenská sporiteľňa
Erste Bank Hungary
Erste Bank Croatia
Erste Bank Serbia
Erste Bank Ukraine
Other
Česká spořitelna
Banca Comercială Română
Erste Bank Group in Austria
Savings banks in Austria
3,255
2,061
1,009
2,120
2,122
4,953
10,865
7,733
9,985
8,545

As of December 2008 the Erste Group employed a total of 52,648 people (31 December 2007: 52,442 employees).

The headcount in Austria was primarily influenced by the consolidation of four additional savings banks in the cross-guarantee system (Haftungsverbund) in 2008 (+407 employees) and by the reorganisation of Erste Group.

In 2008, **other administrative expenses** increased by 22.7%, from EUR 1,070.5 million to EUR 1,313.1 million. Among other factors, this was due to costs relating to the conversion of the core banking system and the introduction of the euro in Slovakia, as well as the expansion of the branch network in Romania and Ukraine. There was an above-average rise in IT costs (+27.3% to EUR 311.0 million) as well as in expenses related to the reorganisation of Erste Group and the implementation of group projects.

Continuing the trend of the previous years, the **depreciation** of fixed assets also declined slightly in 2008 (-1.9% from EUR 382.3 million to EUR 375.0 million).

Restructuring and transformation costs at BCR were substantially lower (EUR 22.5 million) in 2008 compared to EUR 68.2 million in the previous year.

Operating result

Operating income rose by 13.7% from EUR 6,154.8 million to EUR 6,998.9 million, while **general administrative expenses** went up by 9.9% from EUR 3,642.1 million to EUR 4,001.9 million. As a result, **operating result** improved by 19.3% in 2008 from EUR 2,512.7 million to EUR 2,996.9 million.

Risk provisions

On balance, this line item increased considerably, by 135.6% from EUR 454.7 million to EUR 1,071.4 million due to the impact of allocation and release of provisions for the lending business, costs from writing off loans and income from the repayment of loans already written off. These additional **risk provisions** were made as a result of the conservative provisioning strategy against the background of deteriorating macroeconomic conditions and the associated anticipated rise in credit defaults. More than 50% of the increase came from the Austrian savings banks and the Group Large Corporate and Investment banking (GCIB) segment, both of which recorded very low risk costs in 2007. The risk costs relating to average customer advances in 2008 amounted to 88 basis points.

Other operating result

Other operating result worsened from EUR -169.3 million to EUR -778.8 million. In addition to the write-down of goodwill in the amount of EUR 566.8 million (for Serbia, Ukraine and Romania), this item includes linear amortisation of intangible assets (customer base) in the amount of EUR 76.9 million, as well as expenses for payments into deposit guarantee systems in Central and Eastern Europe.

Results from financial assets

The overall result from all categories of financial assets deteriorated significantly. Whereas in 2007 – in an already difficult market environment – a slightly positive total result of EUR 3.9 million was posted, the balance as of 31 December 2008 was distinctly negative at EUR -570.6 million. This was mainly due to revaluation requirements for structured products in the fair value portfolio (EUR 158.4 million) and impairments of bonds held in the AfS portfolio or HtM portfolio (particularly Icelandic banks and the Lehman Brothers-related).

On 31 December 2008 the market value of the Erste Group ABS/CDO portfolio, including that of the savings banks, amounted to around EUR 2.0 billion, down from EUR 3.4 billion at the end of 2007. In the fourth quarter of 2008, the fair value portfolio saw a revaluation with an overall impact on the income statement to the effect of EUR -92.2 million (after tax and minorities EUR -73.8 million). For the full year 2008 the impact amounted to EUR -158.4 million (after tax and minorities EUR -126.7 million). In the available for sale portfolio, mark-to-market revaluations in the fourth quarter of 2008 resulted in a decline of EUR 381.0 million (full year 2008: EUR -548.6 million), booked against equity. As there was no deterioration in the performance of the underlying assets, the quality of the overall portfolio is still good.

Profits from discontinued operations net of tax

This item comprises not only net profit from the insurance business until its sale but also the gain on disposal from the sale of the insurance business and the applicable taxes.

The result from the insurance business was, at about EUR 8.0 million as of 31 December 2008, far below that of the same period in the previous year (EUR 35.0 million). This was mainly due to weaker results from financial investments in light of the difficult financial market situation. Net profit from the sale of the insurance business amounted to EUR 630.8 million after taxes and before minorities.

Pre-tax profit and net profit after minority interest

As a result of the write-down of goodwill and valuation losses, as well as impairments of financial assets, **pre-tax profit in the continuing business operations** declined by 69.6%, from EUR 1,892.6 million to EUR 576.2 million.

Net profit after minority interests declined by 26.8% from EUR 1,174.7 million to EUR 859.6 million.

Tax situation

In accordance with current group taxation regulations, the majority of the most important domestic subsidiaries (especially s Bausparkasse, Immorent, Erste-Sparinvest KAG, und Salzburger Sparkasse) constitute a group of companies with Erste Group Bank AG for tax purposes under section 9 of the Austrian Corporation Tax Act and are thus subject to taxation as a single entity.

For 2008 this profit pool incurred no current tax expense for Austrian corporate income tax. This was mainly attributable to high non-taxable dividend income. The amounts reported under taxes on income thus relate primarily to foreign income-based taxes, deferred tax assets and liabilities recognised under IFRS, as well as tax payable by smaller Austrian subsidiaries and various Haftungsverbund savings banks.

In 2008 the reported total income tax expense amounted to EUR 177.3 Mio (2007: EUR 371.0 Mio).

The tax rate increased from 19.6% in 2007 to 30.8% in 2008.

Balance sheet development

Total assets of Erste Group increased by 0.5% from EUR 200.5 billion at the end of 2007 to EUR 201.4 billion at the end of December 2008. Approximately EUR 3.0 billion of this increase relates to four savings banks which joined the Haftungsverbund at the beginning of 2008.

Loans and advances to credit institutions fell by 4.0% from EUR 14.9 billion to EUR 14.3 billion. **Loans and advances to customers** increased by 10.7% from EUR 114.0 billion to EUR 126.2 billion.

Loans and advances to customers, structure and trend in EUR million


150,000
120,000
90,000
60,000
30,000
0
72,843
6,937
80,419
9,771
97,107
15,963
113,956
21,878
126,185
26,948
2004
2005
2006
2007
2008
Public sector
Private customers and others
Commercial customers
Foreign private households

Due to new allocations as a result of credit growth and the difficult credit environment, the level of **risk provisions** increased from EUR 3.3 billion to EUR 3.8 billion. The ratio of non-performing loans (NPL) to total exposure increased to 2.9% in the fourth quarter (2.5% in Q3 2008).

Securities investments in the various categories of financial assets declined – not least due to the current market situation and principal repayments – by 8.8 % from EUR 37.5 billion at the end of 2007 to EUR 34.2 billion.

Balance sheet structure/liabilities and total equity in EUR million


250,000
200,000
150,000
100,000
50,000
0
139,812
152,681
181,703
200,519
201,441
2004
2005
2006
2007
2008
Deposits by banks
Debts evidenced by certificates and subordinated liabilities
Customer accounts
Total equity and other liabilities

Customer deposits rose significantly by 9.2% from EUR 100.1 billion at the end of 2007 to EUR 109.3 billion. The loan to deposit ratio stood at 115.4% as of 31 December 2008 reflecting the strength of the Group's retail strategy and its ability to support loan growth with rising deposits.

The 1.9% decline in **debt securities in issue** from EUR 31.1 billion to EUR 30.5 billion resulted mainly from redemptions on certificates of deposit.

Total equity of Erste Group declined by 2.5% from EUR 11.4 billion to EUR 11.1 billion mainly driven by the negative impact of the AfS reserve and currency depreciation. The increase in the scope of consolidation by four additional savings banks had a corresponding increasing effect on minority interests.

Risk-weighted assets (RWA) rose from EUR 95.1 billion to EUR 103.7 billion in 2008, with the additional four savings banks making up around EUR 1.2 billion. **Total own funds** of Erste Group according to the Austrian Banking Act amounted to EUR 11.8 billion (31 December 2007 EUR 11.1 billion) as of 31 December 2008. The **coverage ratio** in relation to the statutory minimum requirement on this date (EUR 9.6 billion), was 123% (year-end 2007: 127%).

After deductions in accordance with the Austrian Banking Act, **tier 1 capital** stood at EUR 7.4 billion (year-end 2007: EUR 6.7 billion).

Tier 1 capital acc. to ABA and hybrid Tier 1 capital in EUR million


9,000
6,000
3,000
0
4,377
5,112
6,185
6,674
7,448
711
900
1,250
1,248
1,256
2004
2005
2006
2007
2008
Tier 1 capital
Hybrides Tier 1 capital

The **tier 1 ratio** based on the credit risk (tier 1 capital after deductions in accordance with the Austrian Banking Act, in relation to the assessment basis for the credit risk pursuant to Article 22 section 2 Austrian Banking Act) equalled 7.2%. When adjusted for hybrid capital the tier 1 ratio results in a value of 6.0%; additionally adjusting for the regulatory capital requirements for market and operational risks the tier 1 ratio equalled 5.3%.

Solvency and tier 1 capital ratio
in %



15
10
5
0
10.7
11.0
10.3
10.5
10.1
6.7
6.8
6.6
7.0
7.2
2004
2005
2006
2007
2008
Solvency ratio
Tier 1 ratio

The **solvency ratio** in respect of credit risk (total own funds less the non-credit risk capital requirements – especially settlement risks, operational risks and position risks in the trading book and foreign currency positions – as a percentage of the assessment base for credit risk pursuant to Article 22 section 2 of the Austrian Banking Act) was 10.1% (year-end 2007: 10.5%) as of 31 December 2008 and thus considerably above the statutory minimum requirement of 8.0%.

RISK MANAGEMENT

The financial risks of Erste Group and the goals and methods of risk management are discussed in the risk report in the notes of the consolidated financial statements.

RESEARCH AND DEVELOPMENT

Erste Group is not engaged in the area of research and development.

CORPORATE SOCIAL RESPONSIBILITY

Corporate Social Responsibility (CSR) is a corporate philosophy that involves the clear goal of the sustainable creation and building of value. This aim can be achieved only when two criteria are fulfilled: We must consider the opportunities and risks arising from economic, environmental and social challenges; and we must address all relevant stakeholders, such as our customers, employees, investors and civil society.

Customers

With Erste Group's products and services, we always strive to match the client's wishes and requirements as closely as possible.

Ethical investing

In June 2008, Erste Group launched ESPA VINIS STOCK EUROPE EMERGING, the first sustainable equity fund for Eastern Europe. The fund invests in about 50 companies in the Central and Eastern Europe region that attach importance to socially and environmentally responsible business practices.

Civil society

The idea of social responsibility has been integral to Erste Group from its very beginnings. It is this traditional calling that is also at the heart of "Die Zweite Wiener Vereins-Sparcasse" (Zweite Sparkasse), which marked its second anniversary in autumn 2008. Zweite Sparkasse provides access to basic financial services for people who for any number of reasons are no longer able to open a regular bank account. By making available an account without overdraft facilities, the goal is to help clients find their way back to an ordered existence. Zweite Sparkasse has already opened 4,300 accounts since its foundation. In partnership with credit counselling agencies and specialists from Caritas, it is operated on a volunteer basis by more than 400 employees of Erste Group. Now there are six branches of Zweite Sparkasse across Austria.

Partnerships with charitable organisations

Erste Group and Caritas are linked by a long-established partnership that includes joint development work in Central and Eastern Europe. Through a Caritas campaign in 2008 Erste Group sponsored a "youth farm" in Bacova, Romania. Here street kids are able to start a new life. They have the opportunity to go to school, learn a trade and benefit from the stabilising effect of a steady and meaningful daily rhythm by working the farm on which they live.

Arts and culture

In 2008 the social and cultural initiatives and activities of Erste Group continued to be delivered through "Kontakt – The Arts and Civil Society Program of Erste Group".

In addition to its web presence, Erste Group publishes "Report", a magazine covering the arts, sciences and society in Central and Eastern Europe. In 2008 the magazine received numerous awards.

An important part of Kontakt is the art collection of the same name owned by Erste Group. This singular collection is concerned with art production in Central, Eastern and South-eastern Europe and the associated contemporary art discourse and critical theory.

Education

Together with Mobilkom, McKinsey, OMV, Vienna Insurance Group and Wolf Theiss, Erste Group took part in students4excellence. This programme's ambition is to bring the partners together early on with the top students from Austrian universities and to allow the students to network among themselves.

In 2008/2009, in collaboration with OMV and the Executive Academy at Vienna University of Economics and Business Administration, Erste Group for the second time conducted an MBA programme for junior managers from Romania.

In July, for the eighth year, "Danubia Summer University" was staged in cooperation with Wirtschaftsuniversität Wien (Vienna University of Economics and Business Administration). Sixty students from Austria, the Czech Republic, Slovakia, Hungary, Serbia, Croatia, Romania and Ukraine travelled to the countries where Erste Group operates.

Since 2006, Erste Group in conjunction with the Erste Foundation has supported the Balkan Case Challenge. This annual case study competition aims to strengthen the coordination between university education and business and to foster the exchange of knowledge and ideas between the best students from South-eastern Europe and Austria.

Staff survey

In autumn 2007 a Group-wide employee survey was conducted, covering 55 entities of the Group in seven countries. The response rate was 55%. The analysis of the survey data was completed in 2008. It produced valuable insights that form the basis for a suite of follow-up actions.

With the help of these survey results, the first improvement measures were developed. The Group plans to build a clear and transparent performance management system and implement a best-practice culture. These two initiatives are to become the main pillars of the internal culture of Erste Group. In 2009 these two thrusts will be central to the Group's human resources activities.

Work and family

For the third time now, both Erste Bank Oesterreich and Erste Group have been recognised with the full certificate of the Work and Family Audit from the Austrian Ministry of Health, Family and Youth.

Under the Affirmative Action for Women initiative of the Austrian Ministry of Economics and Labour, the package of work/life balance measures taken by Erste Bank Oesterreich was recognised as one of the ten best projects promoting better conditions for women. This programme aims to improve reintegration into the workplace after periods of maternal leave and to enhance women's access to jobs and to promotions.

Health

In 2008 all employees in Austria were offered a preventive medical check-up including a spine examination; 40% of staff made use of this opportunity. Also available to employees were melanoma screening and an eye and vision exam. All preventive medical care was performed in the workplace. In addition, staff had access to medical and psychological advice and treatment at the health centre of Erste Group. The centre also offers nutrition counselling and physiotherapy. Last year the health centre logged about 9,000 consultations.

Staff development

In February 2008 the Group founded Erste University, one of the first corporate universities in Austria. Its goal is to further build up the technical excellence of the Group's staff.

The Group-wide initiative known as Group Talent Management was first introduced in 2006. This programme is designed for talented employees from any part of Erste Group that are willing to contribute and apply their knowledge across national borders. At the end of 2008, this allowed 23 managers and 40 promising individuals without management responsibility to be given individualised support and prepared for international career opportunities.

"Learning from Experience" was the guiding theme of a novel approach to management training. In 2008 a new form of management mentorship programme was developed that offers an alternative to conventional educational opportunities. In it, experienced managers pass on their knowledge and experience to other managerial staff. The resulting benefits are often mutual.

Environment

In September 2008 the winning design was selected in the architectural competition for the new Group headquarters, the Erste Campus. The first basic specifications for the innovative project were determined, with the following key considerations:

- **Energy concept with ambitious conservation targets (setting of consumption limits, simulation of room temperatures, air humidity and quality, documentation of fresh air supply)**
- **Business case (life cycle cost, sustainability analysis)**
- **Emissions analysis (use of physical resources, recyclability of building materials)**
- **Quality assurance during construction**
- **Ergonomics**
- **Monitoring during operating phase**

With a view to environmental certification, the objective is to meet a low-energy building standard. Particular emphasis is being placed on adhering to the principles of sustainable construction. The primary energy requirement will therefore be well below the present average for office buildings. The design and execution will also incorporate the trends of modern forward-looking office building construction, such as flexibility, sustainability, mobility, electronic connectivity, ergonomics and design, safety and cost reduction.

In 2008 Erste Group engaged in intensive dialogue with NGOs and other representatives of civil society to discuss questions regarding the financing of the Mochovce nuclear generating station. Against the backdrop of Slovenská sporiteľňa's participation in an international consortium for the financing of energy group Slovenské elektrárne, criticism was voiced to the effect that through this consortium, Erste Group was helping to finance atomic energy in Eastern Europe. For Erste Group this was the first controversy of its kind, and the bank responded swiftly. An environmental assessment was commissioned and consultations with experts from the scientific community were stepped up to gain full insight into the complex issue and include all relevant stakeholders. Ultimately, in view of unmet environmental requirements, a legally binding agreement was reached with the energy company that absolutely no monies from Slovenská sporiteľňa are to be used for the financing of the high-risk reactors 3 and 4 at the Mochovce power plant. Erste Group is convinced that this decision has contributed to the much-needed dialogue on the necessary security standards for nuclear power stations.

Preview of environmental activities

In 2009 as well, the environment will be an important topic for Erste Group. The following measures are planned:

- **Construction of the "eco bank branch" in collaboration with the Wieselburg Campus of Wiener Neustadt University of Applied Sciences, and expansion of the concept to additional branches**
- **Driver training for a reduced environmental and economic impact (fuel-saving techniques)**
- **Expansion of the fleet by further natural-gas-powered vehicles**
- **Installation of additional secure bicycle parking in central locations**
- **Analysis of mobility behaviour**
- **Continuing participation in the ÖkoProfit project**

INFORMATION ACCORDING TO SECTION 243A AUSTRIAN COMMERCIAL CODE

At 31 December 2008, DIE ERSTE österreichische Spar-Casse Privatstiftung, a foundation, held a direct equity interest of approximately 31.12% in Erste Group Bank AG. The foundation is Erste Group Bank AG's largest shareholder.

A provision relating to the appointment and withdrawal of members of the management board and supervisory board that does not follow directly from the legislation is clause 15.4 of the articles of association. Under this clause, the withdrawal of supervisory board members requires a majority of three-quarters of valid votes cast and a majority of three-quarters of the subscribed capital represented at the meeting considering the resolution.

The articles of association contain no restrictions in respect of voting rights or the transfer of shares. To the management board's knowledge, no restrictions are provided by agreements between shareholders. Only the share ownership and share option plans (MSOP and ESOP) involve a one-year holding period.

A provision not established directly by legislation, and which relates to the process of changing the articles of association, is described in clause 19.9 of the articles of association to the extent that changes to the articles of association which do not change the business purpose of Erste Group Bank AG may be adopted by the annual general meeting by a simple majority of votes cast and a simple majority of the subscribed capital represented at the meeting considering the resolution. Provisions of the articles that require larger majorities for the passing of resolutions can themselves only be changed by the same respective larger majorities. Furthermore, clause 19.9 can only be changed with a majority of three-quarters of votes cast and with a majority of three-quarters of the subscribed capital represented at the meeting considering the resolution.

The following are significant agreements (and their effects) to which Erste Group Bank AG is a party and which become effective, change, or end in the event of a change of control resulting from a takeover offer:

In the event of a takeover bid, the share option plan of Erste Group Bank AG sets out the following special provisions (section 17 of the share option plan):

(1) Should a takeover offer for the shares of Erste Group Bank AG be announced to the public, all options that have been granted to the management board members and eligible managers by that time but have not yet vested will immediately vest for those management board members and eligible managers who fulfil the personal requirements for participation.

(2) In this case the vesting date, the end of the exercise window and the value date will be determined by the management board of Erste Group Bank AG. They are to be chosen such that the exercise of the options and sale of the shares can be effected during the takeover offer process.

(3) In the event of a takeover offer, no "key personnel" (i.e., no persons outside the group of management board members and managers referred to above) will be selected as recipients of options and no options will be granted to key personnel.

(4) All options that have vested may be exercised by the eligible recipient from the day following the vesting date; the provisions of section 11(1)(2) (minimum holding period for options) and section 12(1) sentence 1 (exercise window) do not apply. The shares obtained may be offered for sale to the prospective acquiring entity in the takeover bid; section 16 (holding period) does not apply.

(5) In addition, for all shares previously purchased that are still subject to a holding period (section 16), this holding period ends when the takeover bid is announced to the public.

(6) Should the takeover offer be withdrawn without the presence of a rival takeover offer, the options vested under subsection 1 above that are not yet exercised cannot be exercised for a period of one year from the publication of the withdrawal of the takeover offer, while shares already purchased through options vested under subsection 1 become subject to a holding period of one year from the vesting date. However, holding periods that have ended pursuant to subsection 5 above are not revived.

The cross-guarantee system's (Haftungsverbund) agreement in principle allows the early termination of the agreement for material reason. Material reason allowing the respective other contracting parties to cancel the agreement is given if the ownership structure of a party to the contract changes in such a way – particularly by transfer or capital increase – that one or more third parties from outside the savings bank sector directly and/or indirectly gain a majority of the equity capital or voting power of the contracting party.

The cross-guarantee system's (Haftungsverbund) agreement in principle and supplementary agreement expire if, and as soon as, an entity that is not a member of the savings bank sector association acquires more than 25% of the voting power or equity capital of Erste Group Bank AG in any manner whatsoever and a member savings bank notifies its withdrawal from the cross-guarantee system's (Haftungsverbund) to the cross-guarantee system's (Haftungsverbund) steering company and to Erste Group Bank AG by registered mail within twelve weeks from the change of control.

Directors and officers insurance

Changes of control:

(1) In the event that any of the following transactions or processes (each constituting a "change of control") occur during the term of the policy in respect of the insured:

a) the insured ceases to exist as a result of merger or consolidation, unless the merger or consolidation occurs between two insured parties,
b) another company, person or group of companies or persons acting in concert that is/are not insured parties, acquire more than 50% of the insured's outstanding equity or more than 50% of its voting power (this gives rise to the right to control the voting power represented by the shares, and the right to appoint the management board members of the insured), then the insurance cover under this policy remains in full force and effect for claims relating to unlawful acts committed or alleged to have been committed before this change of control took effect. However, no insurance cover is afforded for claims relating to unlawful acts committed or allegedly committed after that time (unless the insured and insurer agree otherwise). The premium for this insurance cover is deemed to be completely earned.

(2) In the event that, during the life of the policy, a subsidiary ceases to be a subsidiary, the insurance cover under this policy shall remain in full force and effect for that entity until the end of the policy period or (if applicable) until the end of the extended discovery period, but only in respect of claims brought against an insured in relation to unlawful acts committed or alleged to have been committed by the insured during the existence of this entity as a subsidiary. No insurance cover is afforded for claims brought against an insured in relation to unlawful acts committed or allegedly committed after this entity ceased to exist.

In respect of the repurchasing of shares, the management board members have the following powers not established directly by the law:

By a resolution of the annual general meeting on 6 May 2008,

(1) Erste Group Bank AG is authorised to purchase its own shares (treasury shares) under section 65(1)(7) Austrian Stock Corporation Act for the purpose of securities trading; at the end of each day the balance of shares acquired for this purpose must not exceed 5% of Erste Group Bank AG's total share capital. The price paid per share must be not less than EUR 10 and not more than EUR 100. This authorisation is effective for the period of 18 months ending 5 November 2009;

(2) the management board is authorised to purchase, subject to the approval of the supervisory board, Erste Group Bank AG's own shares under section 65(1)(8) Austrian Stock Corporation Act; the total of the shares purchased under this authorisation and under section 65(1)(1), 65(1)(4) and 65(1)(7) of the Act must not exceed 10% of Erste Group Bank AG's total share capital. The price paid per share must be not less than EUR 10 and not more than EUR 100. Erste Group Bank AG is required to publish the relevant management board decision as well as publicly announce the resulting repurchase programme and its duration. Erste Group Bank AG's own shares purchased under these provisions may, subject to the approval of the supervisory board, be disposed of in a manner other than via the stock market or than by public offering; for instance, they may be used as compensation when acquiring, or to finance the acquisition of, companies, partial ownership, or other interests in companies in Austria or abroad. The management board is also empowered to retire Erste Group Bank AG's own shares without a further resolution to this effect by the annual general meeting. This authorisation is effective for the period of 18 months ending 5 November 2009.

All acquisitions and disposals made were consistent with the authorisation granted by the annual general meeting.

EVENTS AFTER THE BALANCE SHEET DATE

Details regarding events after the balance sheet date are given in Note 52 of consolidated financial statements.

Vienna, 10 March 2009

The Management Board

Andreas Treichl
Chairman

Franz Hochstrasser.
Vice Chairman

Manfred Wimmer
Member

Bernhard Spalt
Member

Herbert Juranek
Member



Segments

INTRODUCTION

Segment reporting of Erste Group follows the IFRS presentation and measurement requirements. There are four main segments: Retail & SME, Group Corporate & Investment Banking, Group Markets and Corporate Center. The Retail & SME segment is subdivided into the individual regional businesses focusing on Erste's local customer business. To improve transparency and to be consistent with current reporting, the Austrian segment is split into the new Erste Bank Oesterreich (including local subsidiaries) and the savings banks consolidated under the cross guarantee system In Central and Eastern Europe, all the subsidiaries continue to be reported individually.

The Group Corporate & Investment Banking segment includes all large corporate customers in Erste Group's region with a GDP-weighted turnover of more than EUR 175 million. The Group Markets segment includes divisionalised business lines like Group Treasury and Debt Capital Markets. The Corporate Center segment contains Group services such as marketing, organisation and information technology, as well as other departments supporting the execution of group strategy. In addition consolidation items and selected non-operating items are allocated to this segment. In the new structure Group Balance Sheet Management is now allocated to the Corporate Center. The result of local asset/liability management units remains with the respective local divisions.

In the new reporting structure, the segments are aligned with Erste Group's new organisational setup. This leads to a somewhat lower group contribution from the CEE subsidiaries as part of their local results are now allocated to the two holding business divisions, GCIB and GM. At the same time the new structure will help to improve transparency as the subsidiaries' results will fully reflect their core business activities and thus allow better comparison between the regions.

Segment reporting structure at Erste Group


Erste Group
Retail & SME
Austria
Central & Eastern Europe (CEE)
Erste Bank Oesterreich
(Erste Bank and majority owned savings banks plus subsidiaries)
Savings banks
(Haftungsverbund) Savings banks that are consolidated, but not or not majority owned)
Czech Republic
Romania
Slovakia
Hungary
Croatia
Serbia
Ukraine
Group Corporate and Investment Banking (GCIB)
Group Markets (GM)
Corporate Center (CC)

Retail & SME

The Retail & SME segment includes business with private individuals and small and medium enterprises in Austria and Central and Eastern Europe. These regions are further subdivided into the savings banks and Erste Bank Oesterreich in Austria and the activities in the transformation economies Czech Republic, Romania, Slovakia, Hungary, Croatia, Serbia and Ukraine.

AUSTRIA

Economic review

In 2008 Austria recorded real GDP growth of 1.8%, down from 3.1% in the previous year, but still ahead of eurozone growth of 0.8%. In line with international developments, the year was a story of two tales: while in the first half growth was robust and inflationary concerns were at the forefront, the second half of the year, and in particular the fourth quarter, was characterised by a sharp slowdown in economic activity; annualised real GDP growth advanced by only 0.5% of the final quarter of 2008. This was mainly due to a slowdown in export growth – the same sector that used to be the major growth driver in the past. Accordingly, domestic demand was the main growth contributor. Overall, Austria stayed among the richest countries in the world with GDP/capita averaging EUR 34,000.

Thanks to the still satisfactory economic development in 2008, the unemployment rate reached a multi-year-low of 3.5% and remained significantly lower than the EU average as the crisis had yet to impact the domestic labour market. Consumer prices surged in the first half of the year on the back of rampant commodity prices, but came back as quickly as they rose to post only a moderate increase of 3.2% for the year. Real estate prices continued the tradition of only rising by an equally moderate 2%, in line with the annual growth rates since 2000. This is a reflection of the low levels of home ownership in Austria as well as an affordable rental market, where many players are not for profit, entities such as state-subsidised housing cooperatives or councils.

On the back of diminished inflationary pressures and the deteriorating economic outlook, the European Central Bank cut its benchmark interest rate from 3.75% to 2.50% in 2008. Fiscal policy also moved centre stage in fighting the potential impact of a slowing economy: the government adopted various measures such as income tax cuts and higher transfer payments to families in order to boost disposable incomes. Combined with gradually slowing tax revenues, this translated into a higher than expected but still very manageable budget deficit of 0.5%.

Key economic indicators – Austria	2005	2006	2007	2008e
Population (ave, million)	8.2	8.3	8.3	8.3
GDP (nominal, EUR billion)	245.3	257.9	270.8	282.0
GDP/capita (in EUR thousand)	28.9	30.0	32.6	33.8
Real GDP growth (in %)	2.0	3.3	3.1	1.8
Private consumption growth (in %)	2.0	2.1	1.0	1.0
Exports (share of GDP in %)	38.9	39.4	41.2	41.0
Imports (share of GDP in %)	38.8	38.2	40.7	40.1
Unemployment (Eurostat definition, in %)	5.2	4.7	4.4	3.5
Consumer price inflation (ave, in %)	2.3	1.5	2.2	3.2
Short term interest rate (3 months eop, in %)	2.5	3.7	4.7	3.1
EUR FX rate (ave)	1.0	1.0	1.0	1.0
EUR FX rate (eop)	1.0	1.0	1.0	1.0
Current account balance (share of GDP, in %)	2.0	2.4	3.2	3.1
General government balance (share of GDP, in %)	-1.5	-1.5	-0.4	-0.5

Source: Erste Group.

Market review

The Austrian domestic banking market has the characteristics of a developed Western market: high penetration figures, high degree of competitiveness, and low profit margins. Although the Austrian market cannot compete with CEE markets in terms of long-term growth potential it still offers niche opportunities especially in the fields of mortgage business and wealth management. In wealth management the focus shifted from investment funds to more conservative investments such as savings and life insurance while the low rate of home ownership is a clear indication of the potential of the mortgage segment.

Financial intermediation – Austria (in % of GDP)


300
225
150
75
0
192
107
88
196
108
88
246
110
96
2004
2006
2008e
Domestic assets
Domestic loans
Domestic depostis

Source: Oesterreichische Nationalbank, Erste Group.

In October 2008 the Austrian Federal Government reacted to the spreading of the global financial crisis by introducing a package of measures worth EUR 100 billion with a view to strengthening the confidence in the Austrian money and financial markets. The banking package has three pillars: firstly, EUR 15 billion has been allocated to capital measures with the aim of bolstering core capital ratios of domestic banks to between 9 and 10%; secondly, EUR 75 billion was set aside for a government guaranteed bond issuance programme that gives domestic banks secure access to adequate liquidity in return for an annual fee of 90 basis points (of the outstanding volume); thirdly, deposits of private individuals enjoy full protection under the deposit protection scheme until the end of 2009 and up to EUR 100,000 per account thereafter.

Market shares – Austria (in %)


25
20
15
10
5
0
23
19
20
22
19
20
20
19
20
2006
2007
2008
Total assets
Domestic assets
Domestic deposits

Source: Oesterreichische Nationalbank, Erste Group.

2008 was also the year in which FX lending came to a halt in Austria, following a recommendation by the Financial Market Supervisory Authority in October. Due to the interest rate differential between the Swiss Franc and the euro, CHF-denominated loans were very popular in Austria, especially in housing finance among private individuals: at their height they made up 20% of all Austrian non-government, non-bank debt. By 2008 this ratio had already fallen to below 18%. As no or very limited – for those who have CHF cash flows – CHF loans are disbursed to private individuals anymore, the significance of this segment is expected to decline sharply in 2009.

In 2008 Erste Bank Oesterreich and the savings banks maintained their position as one of the leading players in Austria: they achieved stable market shares of 19-20% in loans and deposits alike and served three million customers in Austria in their 1,060 branches. The significant decline in combined total asset market share was due to the strong expansion of interbank lending business in the Austrian banking system, but outside of the savings bank sector, in the second half of 2008. This is also the main reason for the jump in domestic asset penetration to 246% – way beyond its stable historic range of 190-200% of GDP. The rise in domestic deposit penetration resulted from a combination of high interest rates until autumn in the eurozone in the period under review as well as a flight to safety.

SAVINGS BANKS

Business profile. In 2008 the Savings Banks segment comprised 49 Austrian savings banks (with 786 branches) that were consolidated as a result of their membership in the Haftungsverbund (the cross-guarantee system) and in which Erste Group held little or no equity interest. Savings banks that are majority-owned by Erste Bank Oesterreich, such as Salzburger Sparkasse, Tiroler Sparkasse and Sparkasse Hainburg-Bruck-Neusiedl, are included in the Erste Bank Oesterreich segment.

In October 2007 the approval of the first business combinations with the savings banks by the Austrian cartel authorities led to the establishment of the "Haftungsverbund Neu", the new cross-guarantee system. In May 2008 the Austrian Federal Competition Authority approved the business combination of Erste Group with Steiermärkische Sparkasse under the last such joint application by Erste Group and a savings bank for a business combination. In total, 54 of the 55 Austrian savings banks are now united by this affiliation. Only Sparkasse Oberösterreich has not joined the cross-guarantee system. However, as the "Haftungsverbund Alt" (the old cross-guarantee system) is still effective, Sparkasse Oberösterreich, too, is included in the Savings Banks segment.

Business review

Strategy. The aim of the cooperation between Erste Bank Oesterreich and the savings banks is to work together on all significant business tasks. This includes projects related to statutory requirements, cooperation in the development of management information and control as well as organisational projects and information technology issues. On the strong foundation provided by the new cross-guarantee system, the potential of the close partnership between Erste Bank Oesterreich and the savings banks can be fully utilised and will in the future also be leveraged in product development, distribution and joint marketing. As a result, not only can the safety of deposits now be guaranteed even after the expiration of the increased government deposit insurance, but the arrangement ensures the lasting availability – even outside densely populated urban areas – of a complete product offering with all the financial services that customers need.

Highlights in 2008

Customer growth in the savings bank sector. Despite the declining number of banking relationships per capita in Austria, the savings banks and Erste Bank Oesterreich were able to acquire 70,000 new customers last year. This was achieved by numerous joint marketing activities, such as the Austria-wide sale of "Happy Saver" packages through the retail stores of coffee chain Tchibo/Eduscho. The packages contained store coupons redeemable for merchandise at Tchibo/Eduscho, along with a coupon for opening a term deposit savings account with a highly competitive interest rate at the savings banks or Erste Bank Oesterreich.

Common savings bank strategy. Together with Erste Bank Oesterreich, the savings banks have adopted a unified strategy in the small and medium enterprise (SME) business that ideally combines the regional expertise of the savings banks with the know-how of Erste Bank Oesterreich for the benefit of customers. The shared goal is to become the market leader in the SME sector.

Joint new training and development framework for managers. In 2008 the savings banks and Erste Bank Oesterreich have redesigned their management training and development activities. The key principles in this regard are:

- **Clear alignment of the training and development offering with the strategic goals of the savings bank sector**
- **Career-long, coordinated training and development offering that addresses everyone, from staff with management qualities all the way to top management**
- **Decentralisation rather than rigid centralised control, to customise the offering to the greatest possible extent; support for every manager through coaching and mentoring**
- **Positioning savings banks as an attractive employer and placing strong emphasis on fostering staff retention**

The savings banks and Erste Bank Oesterreich want their management staff to be not only the best possible technical managers with the right expert knowledge but also to be effective staff developers in their own right who can transmit corporate strategy and culture to their staff.

Cooperation with Vienna Insurance Group. Spring 2008 saw the launch of a broader partnership between Erste Group and Vienna Insurance Group (VIG). Both are leading financial institutions in Central and Eastern Europe and have a wealth of experience and know-how in the development of flourishing business activities in this region. This can benefit Austria as well. Emphasizing the collaboration, the insurance group s Versicherung and its CEE subsidiaries changed hands and are now majority-owned by VIG. As a result, the customers of Erste Bank Oesterreich and the savings banks gain access to a much more attractive portfolio of insurance products, and the Austrian entities of VIG (Wiener Städtische and Donau) will sell financial services of the savings bank sector and refer business to them. A close working relationship with Donau-Versicherung had already existed for some time, particularly in those lines of business not covered by s Versicherung. The intention now is to capitalise on the high potential in life insurance, for which market penetration in Austria is still significantly below the EU average.

Financial review

in EUR million	2008	2007
Pre-tax profit	20.5	320.4
Net profit after minority interests	-26.1	20.0
Operating result	452.2	433.9
Cost/income ratio	67.0%	65.6%
Return on equity	-12.0%	8.8%
Customer loans	36,188	31,340
Customer deposits	31,805	28,436

As of the first quarter of 2008, six new savings banks joined the Haftungsverbund, affecting the comparability of results with the previous year. The 12.7% growth in net interest income, from EUR 864.4 million to EUR 974.1 million, was mainly due to the inclusion of the new savings banks. Net commission income reached EUR 381.9 million, exceeding last year's result by EUR 7.8 million, again significantly affected by the contribution from the new savings banks, without which, fees would have declined by EUR 13.8 million. Administrative expenses increased from EUR 828.3 million in the previous year to EUR 919.6 million (+11.0%). Excluding the new savings banks, however, this rise would only have been 3.2%. Despite higher costs and a declining trading result (from EUR 23.6 million in the previous year to EUR 15.8 million), the operating result reached 452.2 million, 4.2% above that of the previous year (EUR 433.9 million).

Risk provisions, which grew significantly to EUR 275.8 million, compared with EUR 96.2 million in the previous year, resulted, on the one hand, from a provision taken in relation with a savings banks merger, and, on the other hand, reflect a conservative risk policy. Valuation requirements for securities outside of the trading portfolio led to a significant decline in other result (by EUR 138.6 million, from EUR -17.3 million in the previous year to EUR -155.9 million, which ultimately resulted in a negative net profit after minorities of EUR 26.1 million. The cost/income ratio was at 67.0%.

Credit risk

Total exposure of the Savings Banks segment amounted to EUR 46.9 billion (2007: EUR 42.2 billion) or 21.8% of Erste Group's total exposure. As a result of the economic developments, non-performing loans rose from EUR 2.3 billion to EUR 2.6 billion, while the NPL ratio remained almost unchanged at 5.6%. NPL coverage (excluding collateral) – at just shy of 53% – also remained at last year's level.

ERSTE BANK OESTERREICH

Business profile. The Erste Bank Oesterreich segment includes Erste Bank Oesterreich and the three savings banks in which Erste Bank Oesterreich has a majority shareholding: Salzburger Sparkasse, Tiroler Sparkasse and Sparkasse Hainburg-Bruck-Neusiedl. A further part of this segment is the activity of the Erste Group in the Austrian property and mortgage business. This includes private mortgages and the financing of both state-subsidised and commercial housing construction, and also property management and the estate agency business. One of the most important operating units is s Bausparkasse, which, as the market leader in Austria, provides financing for private customers as well as non-profit and commercial property developers, and in addition has been responsible for Erste Bank Oesterreich's mortgage bond transactions. A significant role is also played by the estate agency s REAL with its 84 offices in Austria, and by s Wohnbaubank, a specialist bank for housing finance.

Business review

Strategy. Together with its three savings banks, Erste Bank Oesterreich's goal is to offer its customers one-stop-shop solutions for all of their financing and investment requirements. The strategic focus lies on the consolidation of the market position with young people and students, pension and investment products for all target groups, and increases in the target group of the over 60s. For small and medium-sized companies, Erste Bank Oesterreich aims to be the first point of contact in financial matters, and targets long-term customer relationships based on partnership. In the areas of private banking and asset management, the focus is on offering customers competitive products and services with the support of a team of well-trained advisors, and on continuously improving these products and services with product specialists and portfolio managers.

Highlights in 2008

Measures related to the financial crisis. Particularly during the financial crisis, it was important to provide comprehensive advisory services to support customers who had lost confidence in securities products. A special focus was placed on investment in Erste Bank Oesterreich's savings products. As the risks of foreign currency-based financing were difficult to estimate due to the insecurity on financial markets and the constant revisions of economic forecasts, Erste Bank Oesterreich and the savings banks welcomed the Austrian Financial Markets Supervisory Authority's recommendation to no longer grant foreign currency loans. Existing foreign currency loans were examined together with customers with the goal of finding the best individual solution.

Successful acquisition of new customers. One of Erste Bank Oesterreich's priorities in 2008 was the acquisition of new customers. There were various projects to achieve this goal: in cooperation with Vienna Insurance Group, the subsidiary Finanzpartner was established, which has accompanied new customers with competent and comprehensive advice directly in the companies that were won as clients. As the first joint product from Erste Bank Oesterreich and the savings banks, a "Happy Saver" package was introduced in all branches of the coffee retail chain, Tchibo/Eduscho, in Austria at the end of September. This package contained shopping vouchers for Tchibo as well as a coupon for opening a savings account with a very attractive interest rate. The packages were sold very quickly and a large number of new customers were acquired for Erste Bank Oesterreich and the savings banks.

Simple and transparent products. In order to be able to offer customers transparent products which are easy to understand, our product portfolio has been generally streamlined and reduced. Insurance products have always been a popular alternative to traditional investment products in economically insecure times. In this respect, the s Guarantee Concept offers customers a high level of security and attractive returns, while the s Privatpension is a suitable product for retirement provision.

Best ever results in SME business. In spite of weakening economic conditions in 2008, our Austrian SME business achieved its best ever results. Net profit increased by almost 50%, compared to the previous year, to EUR 40 million. This positive development was also due to the improvement in the service offering. For example, as of July 2008 Erste Bank Oesterreich has offered its customers an International Desk in ten countries in order to simplify cross-border commercial business. Erste Group and the network of savings banks support customers with information and the handling of cross-border business on a one-stop-shop basis. In addition to the special cross-border product package, a simplified international process for opening accounts was introduced throughout the Group.

Financial review

in EUR million	2008	2007
Pre-tax profit	95.2	158.2
Net profit after minority interests	81.5	118.7
Operating result	272.5	275.1
Cost/income ratio	70.6%	70.3%
Return on equity	8.3%	13.4%
Customer loans	23,183	22,005
Customer deposits	24,078	21,773

In spite of the challenging market situation, the net interest income increased by 6.4% compared with the previous year, from EUR 580.5 million to EUR 617.4 million, largely due to a strong increase in customer deposits. Deposits increased by 10.6% to EUR 24.1 billion, loans to customers grew by 5.4% to EUR 23.2 billion. Net commission income declined by 11.5% from the previous year (EUR 330.4 million), to EUR 292.4 million. The decline in securities business, primarily due to the development of the financial markets in the fourth quarter of 2008, was only partially compensated by an increase of insurance fees and payment transactions. Administrative expenses were almost flat, up 0.6% from EUR 649.9 million to EUR 654.1 million thanks to consistent cost management. Net operating income grew from EUR 174.0 million to EUR 180.0 million (+3.5%), with an increase in the net trading result of 19.4% from EUR 14.1 million to EUR 16.8 million. Risk provisions were 8.5% below last year's levels (EUR 101.1 million), at EUR 92.5 million. The devaluations of financial assets, required as a result of the negative developments on the financial markets, resulted in a significant decline in other result (from EUR -15.8 million in 2007 to EUR -84.8 million) and led to a decline in net profit after minorities from EUR 118.7 million in the previous year to EUR 81.5 million. The cost/income ratio was 70.6%, with return on equity at 8.3%.

Credit risk

Total exposure of Erste Bank Oesterreich amounted to EUR 35.2 billion at the end of 2008 (comparable figures for the previous year are not available due to the change in segment reporting) or 16.3% of Erste Group's total exposure. Asset quality remained excellent with 87% of exposure relating to the best risk class. The proportion of non-performing loans in total exposure amounted to 3.5%, of which 54% was covered by risk provisions. Including collateral NPL coverage was adequate.

CZECH REPUBLIC

Business profile. The Czech Republic segment includes the retail and SME business of Česká spořitelna and its subsidiary operations. Česká spořitelna is the leading retail bank in the country and the largest among Erste Group's operations in CEE. It serves some 5.3 million retail, SME and large corporate clients and operates a network of 658 branches and 1,164 ATMs. Česká spořitelna has issued more than 3.3 million bank cards, including almost 600,000 credit cards. The bank's asset management, building society, pension fund and factoring subsidiaries also occupy leading positions in their respective fields.

Economic review

The Czech economy grew by a respectable 3.7% in 2008; while GDP/capita almost reached EUR 15,000. However, even the Czech Republic could not avoid a negative impact from the global economic slowdown: given its strong trade ties with the eurozone, quarter-on-quarter GDP growth declined in the final quarter of the year. Factory orders as well as industrial production also fell sharply in Q4 2008, indicating that the years of economic growth will give way to at least a temporary recession. While the unemployment rate was still down year-on-year it saw an up-tick towards the end of the year as a substantial part of local industry – where most of the new jobs were created – is export-oriented.

Average consumer price inflation registered a marked increase compared to 2007 to 6.4%, mainly due to the government's tax reform and exogenous cost increases. While in the first half of the year the domestic economy generated pro-inflationary pressures, driven by high wage and robust economic growth, in the second half of the year the external environment turned decisively anti-inflationary. The latter fact also outweighed the impact from movements in the Czech Crown, which, after reaching record highs against the euro earlier in the year, depreciated materially towards the end of the year. As a result the Czech National Bank (CNB) became the first bank in the region to start easing monetary policy when it cut rates in August by 25bps in response to the significant strengthening of the Czech Crown over the summer. The CNB responded to the gloomier growth prospects by cutting more aggressively in November (75 bps). At the end of 2008, the reference rate of the Czech National Bank stood at 2.75%.

Topics that became a matter of interest for investors towards the end of the year, such as external and fiscal imbalances, were well under control in the Czech Republic. Thanks to a positive trade balance the current account was only mildly negative, while government spending only marginally outstripped revenues. Public and foreign debt remained at equally benign levels of below 30% of GDP. Although the Czech Republic is expected to fulfil all Maastricht criteria in time to adopt the euro by 2012, the adoption date remains uncertain, mainly for political reasons.

Key economic indicators – Czech Republic	2005	2006	2007	2008e
Population (ave, million)	10.3	10.3	10.3	10.3
GDP (nominal, EUR billion)	100.2	113.5	127.2	149.7
GDP/capita (in EUR thousand)	9.7	11.0	12.4	14.5
Real GDP growth (in %)	6.3	6.8	6.0	3.7
Private consumption growth (in %)	2.5	5.4	5.2	2.7
Exports (share of GDP in %)	62.6	66.7	70.2	67.4
Imports (share of GDP in %)	60.6	64.7	66.8	63.8
Unemployment (Eurostat definition, in %)	8.9	8.1	6.6	5.4
Consumer price inflation (ave, in %)	1.9	2.5	2.8	6.4
Short term interest rate (3 months eop, in %)	2.2	2.6	4.1	1.9
EUR FX rate (ave)	29.8	28.3	27.8	25.0
EUR FX rate (eop)	29.3	28.0	26.5	26.9
Current account balance (share of GDP, in %)	-1.6	-3.1	-2.5	-1.9
General government balance (share of GDP, in %)	-3.5	-2.9	-1.9	-0.5

Source: Erste Group.

Market review

The Czech banking market remained driven by the convergence story in 2008. Although being a relatively developed market compared to other CEE countries, asset penetration still remained low compared to Western European levels. Measured as a share of GDP, retail loans rose to 23% while housing loans increased to 19%. The market remained driven by retail loans which grew in excess of 20% in 2008. FX lending, which played a dominant role in countries with higher local interest rates, such as Hungary or Romania, remained insignificant, representing only 13% of total loans and related exclusively to the export-heavy corporate customer segment. In addition, 90% of FX-based loans were covered by FX deposits and/or revenues. The Czech National Bank proactively addressed the issue of frozen interbank market by offering new 2W and 3M facilities.

Financial intermediation – Czech Rep (in % of GDP)


120
100
80
60
40
20
0
94
97
111
36
59
44
63
56
69
2004
2006
2008e
Total assets
Customer loans
Customer deposits

Source: Czech National Bank, Erste Group.

Česká spořitelna comfortably maintained its number 1 position in retail banking and continued to be the second largest based on total assets. In doing so Česká spořitelna continued to reap the benefits from employing a conservative business model that is built on sustainable deposit funding. In terms of retail products Česká spořitelna maintained its dominant market position, owning approximately one third of housing loans as well as retail deposits. In relatively young and faster growing segments of market, such as credit cards, the bank's share was even higher.

Market shares – Czech Republic (in %)


35
30
25
20
15
10
5
0
22
32
33
21
31
32
21
29
31
2006
2007
2008
Total assets
Retail loans
Retail deposits

Source: Czech National Bank, Erste Group.

Business review

Strategy. Česká spořitelna's strategy is built on its strength in retail funding. This gives the bank a solid foundation for its continued growth and is a key competitive advantage in times of scarce liquidity. On this basis Česká spořitelna will continue to provide retail and SME customers with modern and flexible banking services in a sustainable and risk conscious manner.

Highlights in 2008

Focus on flexible products. Product choice and flexibility remained the key elements in ensuring customer satisfaction at Česká spořitelna in 2008. This was achieved by allowing customers to assemble products and services according to their individual requirements and needs. A major success in this respect was the launch of a new personal account, with multiple service options. The range of services was continuously enlarged and by the end of 2008 only 13% of clients had the same service combinations. The new personal account was introduced in August 2007 and by November 2008 it had attracted 1 million customers. Other successful flexible products included mortgages with various interest rate and fee options and a bank card product, named the Cool Card that offers shopping discounts, extended warranties on purchased goods and various design options. Within three months of its launch in August 2008 the number of issued Cool cards reached 100,000.

Growth in customer deposits. Building on its key competitive strength, the Czech retail & SME business recorded continued customer deposit growth of 19% in 2008. The growth was driven mainly by deposits of private individuals, supported also by a new product called Golden Deposit, which is a combination of a saving and an investment product. The Golden Deposit has a term of two years and provides customers with a guaranteed interest rate. By the end of 2008, i.e. after only eight months of its launch the Golden Deposit attracted nearly EUR 500 million in new deposits.

Loan growth slowed down in 2008. The loan portfolio of the Czech retail & SME business expanded by 12% to EUR 16.2 billion in 2008. This development was mainly driven by retail products, such as housing and consumer loans. Despite these solid results and in line with the slowing economy the growth dynamics in new loans was decreasing, particularly in mortgages. In addition, growth was also impacted by the tightening of lending standards for new business and the review of contracts with external mortgage brokers in early 2008. Despite these measures, Česká spořitelna maintained its leading position in the Czech mortgage market. In contrast to housing loans, building society loans, consumer loans and loans to small and medium-sized companies all posted double-digit growth rates in 2008. Despite the growing loan portfolio the loan-to-deposit ratio remained stable at very conservative levels.

Česká spořitelna successfully completed its First Choice Bank Programme (FCB). The FCB programme launched in July 2006 has affirmed Česká spořitelna's leading position in retail banking and financial markets, and reinforced its position in the SME market segment. As part of this programme Česká spořitelna has introduced dozens of successful user-friendly products and services and changed key processes, but also opened new client information and advisory centres and substantially expanded its distribution network. Overall, the FCB programme reinforced the strong foundations of Česká spořitelna's business model and created the conditions for the further strategic development of the bank even in economically more challenging times.

Dominant position in electronic banking. Česká spořitelna also maintained its leadership in the area of electronic banking. The total number of active users of direct banking (especially internet banking) products SERVIS 24 and BUSINESS 24 grew by 5% compared to 2007 and reached 1.2 million. The number of transactions carried out through SERVIS 24 and BUSINESS 24 recorded a 21% increase to 79 million. Česká spořitelna became the first bank in the Czech market to offer the option of accepting and paying invoices electronically in its SERVIS 24 internet banking service; the new e-invoice service can be activated directly via SERVIS 24.

Financial review

in EUR million	2008	2007
Pre-tax profit	439.9	460.9
Net profit after minority interests	349.8	372.3
Operating result	773.8	546.1
Cost/income ratio	49.1%	53.7%
Return on equity	43.3%	50.8%
Customer loans	16,233	14,457
Customer deposits	23,474	19,728

The Czech retail & SME business increased its net interest income significantly, by 33.2% (currency-adjusted 21.0%), from EUR 820.1 million to EUR 1,092.7 million, due to volume increases in both liabilities and assets Net commission income improved due to the positive trend in card business and account fees, by 24.1% (currency-adjusted 12.7%) from EUR 342.2 million to EUR 424.9 million. The declining trading result (from EUR 18.4 million in 2007 to EUR 2.6 million) is due to the depreciation of the CZK towards year end and the lowering of the key interest rate. Rising administrative expenses in relation to business expansion resulted in an increase in administrative expenses of EUR 111.8 million (17.6%) from EUR 634.6 million to EUR 746.4 million (6.8% on a currency-adjusted basis).

The operating result showed a very positive trend and at EUR 773.8 million was up 41.7% (currency-adjusted 28.6%) compared to the previous year (EUR 546.1 million). Higher lending volumes over the past years together with the deterioration of market conditions resulted in a significant increase in risk provisions, which rose by EUR 46.5 million or 66.3% to EUR 116.6 million (currency-adjusted +51.1%). In accordance with the current market situation, the other result was characterised by negative valuation requirements, which resulted in a decline to EUR -217.2 million from EUR -15.2 million. This item includes the write-down of exposure to Icelandic banks as well as to Lehman Brothers. The cost/income ratio improved from 53.7% to 49.1%. Net profit after minorities was down 6% to EUR 349.8 million (currency-adjusted -14.7%) compared to EUR 372.2 million in 2007. Return on equity was 43.3%.

Credit risk

Total exposure of the Czech retail & SME business was EUR 28.6 billion in 2008, or 13% of Erste Group's total exposure (no comparable figure is available for 2007 due to the change in segmentation during the course of the year). At the same time non-performing loans rose substantially, due to the seasoning of the loan portfolio, slowing loan growth in 2008 and methodological changes. This resulted in an NPL ratio of 1.9%. NPL coverage (excluding collateral) declined to approximately 60%.

ROMANIA

Business profile. The Romania segment includes the retail & SME business of Banca Comercială Română (BCR) and its subsidiaries. BCR is the clear market leader in the Romanian banking market offering a wide range of banking services. BCR also ranks first in leasing and asset management and is well positioned in the brokerage business. As of 2008 BCR entered the building society market and became an instant market leader. The bank services a broad base of 4.5 million customers and operates a network of 641 branches and more than 50 commercial centres.

Economic review

The Romanian economy continued to grow strongly in 2008, although – in line with international developments – growth slowed down markedly towards the end of the year. Real GDP growth still came in at an estimated 7.6% driven by investments and a good performance in the agriculture, construction and energy sectors. As a result GDP/capita advanced to EUR 6,400. Inflationary pressures eased markedly during the course of the year as a result of lower commodity prices, but this was not enough to push down average consumer price inflation below last year's level.

While the country's trade and current account deficits narrowed in relation to GDP the imbalances still remained in the double-digits, requiring substantial external financing. This was effectively provided through foreign direct investments, which amounted to nearly 7% of GDP in 2008 and parent bank financing to various local banking subsidiaries. Despite the fact that private sector debt stood at only 41% of GDP, concerns about the country's reliance on external financing led to a decline in the Romanian Leu, which depreciated by about 10% vs the euro during the course of the year. The decline would have been more pronounced had the national bank not intervened in the market and raised the interest rate to 10.25%.

Romania followed a very prudent fiscal policy over the last years, but this trend came unstuck as spending was increased ahead of the parliamentary elections November and revenues fell short of expectations in the final quarter of the year. While the budget deficit – at 4.8% of GDP – was the highest in more than 10 years, public debt remained at very manageable levels, especially compared to developed Western economies.

Key economic indicators – Romania	2005	2006	2007	2008e
Population (ave, million)	21.6	21.6	21.5	21.4
GDP (nominal, EUR billion)	79.7	97.8	123.8	138.3
GDP/capita (in EUR thousand)	3.7	4.5	5.8	6.4
Real GDP growth (in %)	4.2	7.9	6.2	7.6
Private consumption growth (in %)	9.4	11.4	9.8	7.5
Exports (share of GDP in %)	27.9	26.4	23.9	24.3
Imports (share of GDP in %)	40.8	41.7	41.1	38.0
Unemployment (Eurostat definition, in %)	5.9	5.2	4.1	4.4
Consumer price inflation (ave, in %)	9.0	6.6	4.8	7.9
Short term interest rate (3 months eop, in %)	7.6	8.6	8.4	15.5
EUR FX rate (ave)	3.6	3.5	3.3	3.7
EUR FX rate (eop)	3.7	3.4	3.6	4.0
Current account balance (share of GDP, in %)	-8.6	-10.4	-13.5	-13.1
General government balance (share of GDP, in %)	-0.8	-1.6	-2.3	-4.8

Source: Erste Group.

Market review

The Romanian banking market continued to grow strongly in 2008, even though there was a noticeable slowdown towards the end of the year. Customer loans grew by 35% with retail loans being the major driver in terms of customer segment and typically euro-based FX loans in terms of currency split. Housing loans were the single fastest growing product, advancing by 47% year-on-year, albeit from a very low base: as a result total housing loans outstanding amounted to only EUR 5.2 billion, or about EUR 250 per capita; as a percentage of GDP they stood at slightly above 4%. In contrast, the same measure amounted to between 80-100% in developed Western countries, such as the US, the UK, the Netherlands or Switzerland.

The slowdown towards the end of the year was directly related to the introduction of more restrictive national bank policies on lending, such as higher provisioning for unsecured FX loans, in order to minimise potential risks, keep loan growth at sustainable levels, tame domestic demand and contribute to the narrowing of the current account deficit. Deposits – at 19% year-on-year – grew slower than loans. Here again the retail segment was the key growth driver. Local currency deposits remained dominant and fully covered local currency loans, while FX deposits accounted for more than a third of the total deposit market and hence remained a key local funding source for FX loans.

In 2008 BCR's market shares continued to decline on the asset as well as on the liability side. On the one hand this was a result of not aggressively competing for low margin deposits that players, who had previously overextended themselves on the lending side, were fighting for; on the other, it reflected BCR's own conservative approach to lending. Importantly, BCR comfortably maintained its leading position in the Romanian banking market, with market shares of 20-25% in the main retail business categories.

Financial intermediation – Romania (in % of GDP)


80
60
40
20
0
37
17
23
51
27
28
62
40
32
2004
2006
2008e
Total assets
Customer loans
Customer loans

Source: National Bank of Romania, Erste Group.

Market shares – Romania (in %)


35
30
25
20
15
10
5
0
26
25
31
24
23
28
20
21
26
2006
2007
2008
Total assets
Retail loans
Retail deposits

Source: National Bank of Romania, Erste Group.

Business review

Strategy. BCR's strategy is to maintain its leading market position by further improving its sales channels as well as back office processes, and by continuing to put customer needs at the forefront of all activities. The main goal is to further increase customer loyalty and hence long-term profitability, while at the same time adhering to strict lending standards and offering high quality savings and investment products.

Highlights in 2008

Retail business – focus on efficiency and deposits. During 2008, BCR introduced price based and non-price based incentives in order to reduce costly and low revenue cash transactions in branches and to encourage the uptake of electronic payment services. In addition BCR implemented sales tools that make it easier to acquire new customers, retain existing customers and cross-sell to all customers. Examples include the preparation of sales arguments for all retail products and the introduction of user-friendly interfaces to make product information easily accessible to advisors and product experts. In addition, a new model for retail sales force performance measurement was implemented, containing key performance indicator definitions, target setting models, sales reports as well as a performance-based incentive scheme. In the context of the widening global financial crisis, maintaining the strength in the retail deposit market became ever more important in terms of funding business growth. In this respect, BCR ran marketing campaigns to promote its saving products including those of the newly established building society subsidiary.

Focus on secured lending. In 2008, the bank's policy was to increase the share of secured loans within the retail portfolio. Accordingly, secured housing loans grew the fastest, while unsecured – typically local currency denominated – consumer loans increased only moderately. However, the latter still made up about 40% of the retail portfolio. The local corporate portfolio registered quite a balanced increase in all client segments: while loans to SMEs increased fastest they were closely followed by those extended to municipalities. Overall, customer loans in the Romanian retail & SME business grew to EUR 11 billion, up a currency-unadjusted 12% on the previous year; a significant slowdown was registered towards the end of the year as a result of tighter lending standards demanded by the national bank on the one hand, and slowing economic growth on the other.

Integration programme successfully completed. The Integration and Development Program (IDP), which touched and transformed almost every aspect of the business in BCR, was officially completed in April 2008. The programme involved the transfer of back office activities from the branch network to the head office or to regional processing centres, as well as the centralisation or outsourcing of support functions. The full separation between front office and back office activities led to a higher level of customer focus among branch staff and consistent quality standards across the network. Furthermore, it contributed to increasing the bank's efficiency and facilitated better bank-wide risk management. Other key achievements have been the completion of payment centralisation and the outsourcing of procurement processes. Also, in order to be able to measure the performance of reengineered processes, a set of key performance indicators (KPIs) was defined and implemented.

Investments into alternative distribution channels. Alternative distribution channels play an important role in the bank's development and market share growth and therefore BCR has invested significant amounts into this area. This resulted in the transfer of transactions from branches, increased client retention and additional revenue generation. BCR continued to enhance the functionality of its 24/7 contact centre offering access to personalised information and transactions. Furthermore, self service areas were implemented in 20 larger branches in selected locations countrywide: Easy 24 Banking are fully automatic units, equipped with ATMs, FX ATMs, multi-functional machines, phone banking terminals, Info Kiosks and Service Boxes. Starting July 2008, the new Internet Banking Service (Click 24 Banking) was launched as a stable, flexible and user-friendly solution for private individuals. BCR also continued to expand its network of ATM and POS terminals, which numbered more than 1,500 and 13,000 units, respectively.

Financial review

in EUR million	2008	2007
Pre-tax profit	439.8	294.2
Net profit after minority interests	240.1	168.3
Operating result	547.7	270.8
Cost/income ratio	45.5%	65.6%
Return on equity	53.4%	40.8%
Customer loans	11,009	9,874
Customer deposits	7,303	7,364

The operating result of the Romanian retail and SME business, which more than doubled compared with the previous year, reached EUR 547.7 million (2007: 270.8 million). The significant, 45.2% rise in net interest income (currency-adjusted 60.4%), from EUR 510.8 million to EUR 741.6 million, mainly resulted from a strong rise in customer loans at resilient margins since H2 2007 supported by the application of the Effective Interest Rate (EIR) guidelines, which stipulate that interest-related commissions be transferred to interest income. The increase without the EIR effect and currency-adjusted was 37.0%.The rise in payment and lending fees was offset by the reclassification in net interest income and resulted in a decline in fee income of EUR 12.6 million (5.1%) compared with 2007 to EUR 236.3 million (currency-adjusted +4.9%). In addition to strict cost management, the 11.5% decline in administrative expenses (currency-adjusted 2.2%) from EUR 516.9 million in the previous year to EUR 457.6 million was also due to the successful integration of BCR (for instance headcount was reduced from 12,224 to 9,985 at the end of 2008), but also by lower restructuring costs of EUR 22.5 million in 2008. (2007: EUR 68 million). The cost/income ratio significantly improved on the previous year's value of 65.6%, to 45.5%.

The effects of the financial crisis, a conservative risk policy and the currency trend were reflected in the increase of risk provisions (from positive EUR 34.5 million in the previous year to negative EUR 121.2 million). This development was further impacted by positive one-off effects in 2007: cancellation of the reinsurance of consumer loans from June 2007; sales proceeds from receivables that had already been completely written off; and higher Group reserve releases together significantly aided the 2007 results. Sales proceeds from investments caused the rise in other result to EUR 13.2 million (previous year EUR -11.2 million). Net profit after minorities totalled EUR 240.1 million, compared to EUR 168.3 million in the previous year, which equates to an impressive rise of 42.7% (currency-adjusted 57.6%). Return on equity improved from 40.8% to 53.4%.

Credit risk

Total exposure of the Romanian retail & SME business amounted to EUR 13.2 billion or 6% of Erste Group's total credit risk exposure (no comparable figure is available for 2007 due to the change in segmentation during the course of the year). Non-performing loans rose as a result of slowing, albeit still significant loan growth and a gradual deterioration in asset quality across all segments in the second half of the year; this was also reflected in a rising NPL ratio, which stood at 3.8%, after 2.0% in the previous year. NPL coverage (excluding collateral) declined compared to 2007, but – at 106% – non-performing loans continued to be fully covered by risk provisions.

SLOVAKIA

Business profile. The Slovakia segment encompasses the retail & SME business of Slovenská sporiteľna (SLSP) and its subsidiaries. Slovenská sporiteľna, the formerly state owned savings bank, is the long standing market leader in Slovakia with a history dating back to the end of 19th century. It serves some 2.6 million clients, or about half of the Slovak population, through a network of 275 branches and more than 600 ATMs. Slovenská sporiteľňa also occupies leadership positions in asset management, leasing and factoring.

Economic review

2008 was another excellent year for the Slovak economy, even though growth slowed down markedly towards the end of the year, in line with the weakness of the global economy. Real GDP growth amounted to an estimated 6.8%, while GDP/capita advanced to more than EUR 12,000. With Germany and other major trading partners either in or approaching recession, foreign demand for Slovak goods and services has decreased, particularly affecting exporters of durable goods such as carmakers and their suppliers. As domestic demand also weakened, GDP grew significantly slower than in the record growth year of 2007. Still, Slovakia was among the top countries in the European Union based on the growth of the economy.

While average annual inflation was up compared with the previous year, there was a substantial decline in price pressure towards the end of the year. This resulted from a favourable base effect, as food prices saw significant price increases in 2007. The steep fall in oil prices led to cheaper fuels and has reduced pressure on energy prices. Since Slovakia adopted the euro in January 1, 2009, the central bank did not have much room left for independent monetary policy. Indeed, the NBS followed the ECB's moves without much delay.

2008 again confirmed that the deficit of the Slovak trade balance is mainly connected to oil and commodity imports and accordingly was mainly a reflection of the worsening trade balance with Russia, which is the most important oil and gas trading partner for Slovakia. On the export side, decreased demand for cars impacted the trade balance with countries such as the US and Germany. In addition, a higher deficit of services and transfers, as well as a smaller surplus of merchandise trade also contributed to the significant, but manageable current account deficit. In terms of fiscal policy, the budget deficit remained well within the ranges set by the Stability and Growth Pact and hence did not pose an obstacle to timely eurozone entry on 1 January 2009.

Key economic indicators – Slovakia	2005	2006	2007	2008e
Population (ave, million)	5.4	5.4	5.4	5.4
GDP (nominal, EUR billion)	38.5	44.6	54.8	65.3
GDP/capita (in EUR thousand)	7.1	8.3	10.1	12.1
Real GDP growth (in %)	6.6	8.5	10.4	6.8
Private consumption growth (in %)	6.5	5.9	7.1	6.3
Exports (share of GDP in %)	66.7	74.3	76.7	73.0
Imports (share of GDP in %)	71.6	78.8	77.9	74.1
Unemployment (Eurostat definition, in %)	11.6	10.4	8.4	7.6
Consumer price inflation (ave, in %)	2.7	4.5	2.8	4.6
Short term interest rate (3 months eop, in %)	3.2	4.7	4.3	3.0
EUR FX rate (ave)	38.6	37.2	33.8	31.3
EUR FX rate (eop)	37.8	34.6	33.6	30.1
Current account balance (share of GDP, in %)	-8.4	-7.2	-5.3	-5.7
General government balance (share of GDP, in %)	-2.8	-3.5	-2.0	-2.2

Source: Erste Group.

Market review

The Slovakian banking market remained one of the most balanced in the CEE region in 2008: deposits continued to grow in line with loans, resulting in a system-wide loan-to-deposit ratio of substantially below 100%, and the significance of FX loans in the corporate market was mainly a result of the country's status as an exporter. Due to the adoption of the euro at the start of 2009, FX loans will no longer be a topic even in the corporate sector. Overall, the strong economic growth in Slovakia supported the country's banking market. Due to fast growing retail and corporate loan demand and despite high real GDP growth, banking assets as a percentage of GDP rose to 93% by the end of 2008. On the asset side, housing and consumer loans remained the main growth drivers. On the liability side, deposit growth outpaced that of funds due to higher interest rates. However, financial intermediation ratios of the Slovakian banking market are still well below those in the EU, indicating further growth potential.

Financial intermediation – Slovakia (in % of GDP)


100
80
60
40
20
0
85
32
57
85
40
56
93
47
59
2004
2006
2008e
Total assets
Customer loans
Customer deposits

Source: National Bank of Slovakia, Erste Group.

Slovenská sporiteľňa comfortably maintained its leadership position in Slovakian banking market in 2008. True to its roots as a savings bank it held the highest share in the deposit and especially the retail deposit market. Similarly, a much stronger position in the retail segment was also characteristic for the lending business. While the stock of housing loans was three times as high as that of consumer loans, the market share in the latter – at 41% – was the highest among all product categories. Overall, total asset market share of SLSP remained at about 20%.

Market shares – Slovakia (in %)


40
35
30
25
20
15
10
5
0
21
24
32
18
23
31
20
24
29
2006
2007
2008
Total assets
Retail loans
Retail deposits

Source: National Bank of Slovakia, Erste Group.

Business review

Strategy. The strategic focus of Slovenská sporiteľňa remains on maintaining its leading position in retail and SME banking by building on its unique strength in retail funding. Specific business development measures will include the popularisation of electronic banking, increased emphasis on wealth creation services and the expansion of SME financing activities.

Highlights 2008

Euro adoption gives extra boost to deposit growth. Despite increasing economic uncertainties, the Slovak retail and SME business was one of the major beneficiaries from the euro changeover in Slovakia in terms of deposit taking. Deposits grew by 37% to EUR 7.6 billion thanks to a strong increase in the final quarter, when customers where depositing funds that were previously held as cash outside of the banking system, particularly with market leader Slovenská sporiteľňa, in order to ensure a free-of-charge translation into euros. Unstable financial markets also contributed to the growth in deposits as fund investors fled risky investments and placed them as term deposits with the bank.

Loan growth slows in 2008. Loan growth continued to slow down during the course of the year as an inevitable consequence of the slowing economy and rapid growth in previous years. Overall, total loans outstanding of the Slovak retail & SME business amounted to EUR 5.5 billion, up 24% on the previous year. Retail loans – and within this category housing loans – were the key growth driver. Demand for SME and local corporate loans slowed considerably towards the end of the year, but on an annual basis growth was still positive.

Office space consolidation completed. The vast majority of Slovenská sporiteľňa's and its subsidiaries' headquarter units moved to a new building in 2008, consolidating locations dispersed around Bratislava. This will result in easier inter-departmental communication and significant energy savings. In addition to moving to a new building, progress was also made with implementing the new core banking system. Both projects are expected to contribute significantly to the bank's future growth potential.

Non-cash transactions on the rise. The rise in non cash transactions was driven by two major factors: the bank's fee strategy was very much aimed at promoting the use of such transactions and more clients started to favour card payments, as a result of ease of use, the growing POS network and in preparation for euro adoption, ahead of which the general public was advised to employ card payments in order to prevent initial errors after the currency switch. While the volume of POS transactions grew by the double-digits, payment card utilisation also edged up. Card-related product innovations included the introduction of a cash-back and prepaid phone card recharging service via the POS network.

Financial review

in EUR million	2008	2007
Pre-tax profit	100.4	113.6
Net profit after minority interests	82.7	103.6
Operating result	216.3	178.9
Cost/income ratio	53.3%	55.0%
Return on equity	27.5%	38.4%
Customer loans	5,514	4,451
Customer deposits	7,599	5,546

The EUR 43.4 million, or 14.9% improvement of net interest income in the Slovak retail & SME business from EUR 291.4 million in the previous year to EUR 334.8 million (currency-adjusted +6.4%) was due to the rise in lending volumes and customer deposits accompanied by almost stable margins. Rising credit and payment transaction volumes and a new pricing policy contributed to an increase in net commission income of 18% (currency-adjusted: 9.3%) from EUR 91.9 to EUR 108.4 million in 2008. The good performance of net interest and fee income and the increase in trading result from EUR 13.8 million in the previous year to EUR 20.2 million lead to an operating result of EUR 216.3 million, exceeding that of the previous year (EUR 178.9 million) by 20.9% (currency-adjusted 11.9%).

The 13.3% increase in administrative expenses from EUR 218.2 million in 2007 to EUR 247.2 million (currency-adjusted +4.9%) was mainly due to costs in relation to the Euro introduction and costs for a new core banking system. The cost/income ratio further improved from 55.0% to 53.3%.The EUR 44 million rise in risk provisions to EUR 81.4 million (2007: EUR 37.4 million) reflected the changeover to the Basel II regime, as well as higher provisions for subsidiaries. Net profit after minorities was around 20.2% (currency-adjusted: 26.1%) below the previous year's value of EUR 103.6 million, at EUR 82.7 million. Return on equity was 27.5%.

Credit risk

Total credit exposure of the Slovak retail & SME business amounted to EUR 8.5 billion in 2008 (no comparable figure is available for 2007 due to the change in segmentation during the course of the year). Retail loans increased their share of total exposure, as housing loans continued to be in demand. Asset quality trends reflected the changes in the portfolio structure and tax legislation preventing the bank from selling NPLs in a tax-efficient manner unless they were three years overdue. This resulted in an NPL ratio of 3.2%, while NPL coverage (excluding collateral) stood at 82%.

HUNGARY

Business profile. The Hungary segment comprises the retail and SME business of Erste Bank Hungary and its subsidiaries. Erste Bank Hungary is a considerable player in the Hungarian banking market: in terms of customers it occupies the No. 2 spot with 800,000 clients; it was also second in retail lending, with a market share of over 12%. With a total asset market share of 7.8% Erste Bank Hungary ranks fifth in the market. The network coverage remains virtually unchanged at more than 200 branches nationwide, 27 commercial centres for SME clients and 327 online-post offices. In addition, Erste Bank Hungary maintains strong positions in the brokerage business and in leasing.

Economic review

Hungary's economy continued its poor performance in 2008. The government's austerity package launched in 2006 significantly increased the tax burden on individuals and corporates, and led to lower private consumption. The export performance, which used to be a major support factor in times of difficulty, also started to suffer in the final quarter of 2008, mainly due to the decline in global demand and high exposure to Germany. Overall, Hungary's GDP in 2008 grew only by 0.9%, one of the lowest in the region. The unemployment rate increased to 8.0%, as more than 10,000 people have lost their jobs due to the financial crisis in 2008. On the positive side, the austerity measures were instrumental in reigning in the budget deficit to 3.3% of GDP.

The year 2008 saw the forint at its strongest and its weakest nominal exchange rates vs the euro in a decade moving from 230 in July to 286 in October. Earlier in the year, abandoning the HUF trading band seemed to open the path for the exchange rate to become a powerful tool in fighting inflation, however, the gain of the forint quickly evaporated when the global financial crisis and with it evaporating risk appetite hit Hungary's economy. The national bank continuously increased the base rate until October (11.5%), however, the last quarter of the year saw two rate cuts and by year end the base rate stood at 10.0%.

The international financial crisis has drastically impacted Hungary in two areas: increased exchange rate volatility and government solvency problems due to the illiquid bond market. As a result, the IMF, the World Bank, and the EU have agreed with Hungary to introduce a EUR 20 billion package with the aim of boosting the economy and restoring confidence. In addition, the government introduced a new austerity package which will likely enable Hungary to reach most Maastricht criteria by 2010; accordingly, euro adoption may come sooner (2012) than originally expected.

Key economic indicators – Hungary	2005	2006	2007	2008e
Population (ave, million)	10.1	10.1	10.1	10.0
GDP (nominal, EUR billion)	88.7	90.0	101.1	105.4
GDP/capita (in EUR thousand)	8.8	8.9	10.1	10.5
Real GDP growth (in %)	4.0	4.1	1.1	0.9
Private consumption growth (in %)	3.6	1.9	-1.8	0.5
Exports (share of GDP in %)	56.0	64.9	67.6	68.6
Imports (share of GDP in %)	58.5	67.1	67.3	68.5
Unemployment (Eurostat definition, in %)	7.2	7.5	7.7	8.0
Consumer price inflation (ave, in %)	3.6	3.9	8.0	6.1
Short term interest rate (3 months eop, in %)	6.3	8.1	7.5	10.0
EUR FX rate (ave)	248.1	264.3	251.3	251.3
EUR FX rate (eop)	252.7	251.8	253.4	264.8
Current account balance (share of GDP, in %)	-7.5	-7.5	-6.4	-7.6
General government balance (share of GDP, in %)	-7.8	-9.2	-5.0	-3.3

Source: Erste Group.

Market review

The financial crisis significantly changed Hungary's foreign exchange loan-driven banking market. Banks stopped to offering Swiss Franc-based loans, which accounted for more than 90% of newly disbursed housing loans, the fastest growing product in the market. The switch to euro-based loans and, in the case of shorter maturity personal loans, local currency-based loans resulted in a significant slowdown of loan growth especially in the final quarter of 2008. The savings market also experienced significant changes as there was a substantial shift to bank deposits from investment funds. The competition for deposits has intensified – as banks have been marketing deposits as loss leaders – which put pressure on margins.

In this environment Erste Bank Hungary's total asset market share improved to 7.8% in 2008 with gains posted in the retail as well as the corporate segment. The bank successfully retained its No. 2 position in terms of customers thanks to its well-developed network of more than 200 branches and 27 commercial centres. In addition, Erste Bank Hungary continued to benefit from the strategic partnership with the Hungarian Post. Access to a variable cost distribution channel of 327 online post offices played an important role in the bank's successful deposit campaigns. Altogether, Erste Bank Hungary's deposit market share increased slightly to 6.3% in 2008.

Financial intermediation – Hungary (in % of GDP)


150
120
90
60
30
0
83
48
42
103
58
47
126
69
55
2004
2006
2008e
Total assets
Customer loans
Customer deposits

Source: National Bank of Hungary, Erste Group.

Market shares – Hungary (in %)


15
12
9
6
3
0
7.3
10.6
6.0
7.0
11.1
6.1
7.8
12.3
6.9
2006
2007
2008
Total assets
Retail loans
Retail deposits

Source: National Bank of Hungary, Erste Group.

Business review

Strategy. The global financial crisis and the quickly deteriorating economic outlook changed the rules of banking in Hungary. Pressure on the Hungarian Forint, reliance on parent company financing and increased funding costs exposed the risks of FX lending. Erste Bank Hungary reacted without delay and implemented a set of measures that will put the business plan on a slower growth, but more sustainable footing: Swiss Franc loans were abolished, interest rates were raised in order reflect higher funding costs and additional emphasis was put on deposit collection with a view to containing the loan/deposit ratio at manageable levels. This should equip Erste Bank Hungary with the tools to successfully confront a slower growth and higher risk cost business environment.

Highlights in 2008

Swiss Franc lending comes to a halt. While Erste Bank Hungary remained one of the top players in the housing loan market, it also became evident that extending Swiss Franc-based loans was no longer the right option. Accordingly, the bank stopped this business and efforts were made to re-channel demand for FX loans into euro-based products, as Erste Group overall enjoys a much better liquidity position in this currency. The extension of local currency loans is also expected to play a more prominent role, particularly in the case of unsecured loans, such as credit cards or personal loans.

Opportunities in SME and local corporate lending. While retail lending clearly slowed down in the second half of the year as a result of lower FX lending volumes, opportunities opened up in the local corporate market, as many players were either constrained by liquidity concerns or had withdrawn from the market for other reasons. This was especially the case in the real estate segment, where declining competitive tension gave those banks still active the market, such as Erste Bank Hungary, the opportunity to cherry-pick projects. While risk concerns have clearly increased in this segment, there were a number of risk mitigants such as pricing power and a real estate market that has seen no excesses over the past years.

Beneficial cooperation with the Hungarian Post Office. The strategic cooperation and the common sales and product development continued in 2008 between Erste Bank Hungary and the Hungarian Post. Prior to 2008 Erste Bank Hungary has already been offering a wide range of financial services and products via this distribution channel under a separate brand name. From 2008, additional products were launched, such as a new account product for pensioners and new services targeting the SME market. More than 200,000 customers manage their financial business at post offices, but do not necessarily have an account. Nonetheless the number of postal current accounts a well as funds under management at investment funds grew in the double-digits. As a result, the contribution of postal revenues is expected to increase within the retail segment.

Declining car leasing business. In 2008, leasing held a 10-12% market share in terms of total car and motorcycle financing volume, ranking 5th in the market. In the motorcycle segment Erste Bank Hungary had a market share of around 30-40%. The truck and machine financing segment (established in 2007) both had a market share of around 3%. As new car sales have slowed substantially, business for the leasing unit has also declined. The adverse trends have continued in the domestic car market, with decreasing turnover. While product innovations, such as loans with integrated casco insurance and FX-based loans with fixed monthly payments, helped to confront the slowdown, they did not completely make up for the decline in business volumes. In 2008, they still represented only a small but growing proportion of total car financings but are expected to increase their share going forward.

Brokerage business expands client base. Erste Investment Hungary was able to increase its market share to over 17% against the backdrop of decreasing turnover on Budapest Stock Exchange (BSE). In February 2008, it launched certificates onto the market, winning it the 'innovation prize 2008' from BSE. From early September, numerous clients opened new internet and local brokerage accounts in response to declining equity prices. Another highlight of the year was the sale of the stake in the Budapest Stock Exchange.

Financial review

in EUR million	2008	2007
Pre-tax profit	147.4	103.1
Net profit after minority interests	109.5	76.5
Operating result	205.7	173.5
Cost/income ratio	52.1%	54.4%
Return on equity	34.1%	26.9%
Customer loans	7,256	5,700
Customer deposits	3,159	2,783

The Hungarian retail & SME business increased its net interest income by 19.8% from EUR 245.7 million in the previous year to EUR 294.3 million. This positive development was mainly supported by continued retail loan demand. The 7.4% increase in net commission income from EUR 121.6 million in the previous year to EUR 130.7 million also contributed to the operating result, which improved by 18.6% from EUR 173.5 million in the previous year to EUR 205.7 million. The 8% increase in administrative expenses to EUR 223.8 million, following EUR 207.2 million in the previous year, resulted from personnel and salary increases and a higher office space requirement due to the expansion of business operations. The general market situation and higher lending volumes also caused a rise in risk provisions at Erste Bank Hungary of 15.7% (from EUR 59.7 million in 2007 to EUR 69.1 million). The EUR 21.5 million increase in other result to EUR 10.8 million (2007: EUR -10.7 million) resulted primarily from income from sales of a participation. At EUR 109.5 million, net profit after minorities improved by 43.1% (2007:

EUR 76.5 million). The cost/income ratio further improved from 54.4% in the previous year to 52.1%. Return on equity was 34.1%.

Credit risk

At the end of 2008 total exposure related to the retail & SME business of Erste Bank Hungary amounted to EUR 8.5 billion (no comparable figure is available for 2007 due to the change in segmentation during the course of the year), or 4% of Erste Group's total exposure. Housing loans continued to have the largest share in exposure. In view of deteriorating market conditions in the second half of 2008, several restrictive measures were taken: limits for loan-to-value ratios were reduced substantially and lending in Swiss francs was suspended. In the SME portfolio, which also includes public administration clients, the share of corporate loans declined, but remained above 50%; stronger growth, albeit from a low base, was achieved in municipality and real estate financing. Asset quality remained at satisfactory levels with 80% of total exposure in the best risk category. The non-performing loan ratio reached 2.9% at the end of 2008 and the NPL coverage (excluding collateral) amounted to 50%.

CROATIA

Business profile. The Croatia segment covers the retail & SME business of Erste & Steiermärkische Bank (ESB), commonly referred to as Erste Bank Croatia. It is one of the major banking institutions in Croatia with double-digit market shares in all key product categories. Erste Bank Croatia services some 700,000 clients via network of 119 branches and well developed alternative channels, such as internet and mobile communications as well as ATMs. In addition to banking services, Erste Bank Croatia also occupies leading market positions in a wide range of financial services, such as fund management, pension funds, brokerage and leasing.

Economic review

In line with the global economic slowdown, real GDP growth of the Croatian economy moderated significantly to 2.3% in 2008. At the same time, GDP/capita advanced to EUR 9,400. Growth was driven by investments and government consumption while private consumption and exports showed a relatively poor performance. The growth of the economy was also supported by the stable tourist sector performance. Importantly, the unemployment rate declined further to 8.9%. The current account deficit continued to rise as a result of stronger merchandise imports.

After peaking in July at an annualised rate of 8.4%, inflation pressures eased towards the end of the year, given the moderation in oil and food prices. On average, inflation was still substantially above last year's level. The exchange rate during the year was influenced by one-off effects, such as the public offer for INA by Hungarian oil company MOL, leading to a significant appreciation and bringing the exchange rate to 7.1 against the euro. Later in the year the kuna stabilized in the range of 7.2-7.3 versus the euro.

Key economic indicators – Croatia	2005	2006	2007	2008e
Population (ave, million)	4.4	4.4	4.4	4.4
GDP (nominal, EUR billion)	31.3	34.2	37.5	41.2
GDP/capita (in EUR thousand)	7.0	7.8	8.5	9.4
Real GDP growth (in %)	4.3	4.8	5.6	2.3
Private consumption growth (in %)	3.4	3.5	6.2	1.3
Exports (share of GDP in %)	23.1	24.7	24.5	23.9
Imports (share of GDP in %)	47.1	49.1	49.7	50.4
Unemployment (Eurostat definition, in %)	12.3	10.5	9.7	8.9
Consumer price inflation (ave, in %)	3.3	3.2	2.9	6.1
Short term interest rate (3 months eop, in %)	6.0	4.6	6.9	8.2
EUR FX rate (ave)	7.4	7.3	7.3	7.2
EUR FX rate (eop)	7.4	7.4	7.3	7.3
Current account balance (share of GDP, in %)	-6.3	-7.9	-8.6	-10.9
General government balance (share of GDP, in %)	-4.0	-2.4	-1.6	-1.6

Source: Erste Group.

Market review

The Croatian Banking market is among the most developed in the CEE region based on financial intermediation metrics. Total banking assets as a percentage of GDP, the broadest measure of penetration, remained flat at about 122%. At the same time customer loan penetration rose to 83%; while the deposit-to-GDP ratio declined slightly compared to 2007. In response to slower economic and lending growth, the central bank eased monetary policy by terminating the marginal reserve requirement for FX liabilities and lowering the obligatory reserve requirement from 17% to 14% supplying additional liquidity to the banking system, in order to stabilise money markets and improve public debt refinancing.

Financial intermediation – Croatia (in % of GDP)


150
120
90
60
30
0
105
60 60
120
76
67
122
83
69
2004
2006
2008e
Total assets
Customer loans
Customer deposits

Source: National Bank of Croatia, Erste Group.

The Croatian banking market was primarily driven by euro-based foreign exchange loans in 2008, the bulk of which was covered by FX deposits. In this respect, the termination of the marginal reserve requirement gave banks additional manoeuvring space by making FX-based financing available at a reasonable cost, hence ensuring additional funding to support credit activity. Erste Bank Croatia continued its successful operation in this regulated environment: the bank's market shares have slightly increased in 2008 finishing the year in the 12-14% range. Total assets market share went up from 12.0% to 12.4% in 2008, within which the share of retail loans increased from 11.8% to 12.3%. Total deposit market share improved to 13.0% (up from 12.4% in the previous year).

Market shares – Croatia (in %)


14
12
10
8
6
4
2
0
12 12
11
12 12 12
12 12 12
2006
2007
2008
Total assets
Retail loans
Retail deposits

Source: National Bank of Croatia, Erste Group.

Business review

Strategy. Erste Bank Croatia aims to firmly position itself as a premier provider of financial services in Croatia, both in terms of customer base and product as well as service quality. To achieve this it primarily targets the mass and mass affluent segments through a state-of-the-art branch network and alternative distribution channels. The continuing development of the product portfolio and distribution capabilities, as well as a pro-active and personalised approach to customers, are at the core of the bank's efforts of delivering superior value to its clients.

Highlights in 2008

National bank relaxes reserve requirements. Lower economic growth, strong inflationary pressures in the first half of the year and a very restrictive monetary policy set by the national bank in order to combat unsustainable credit growth, led to a substantial slowdown of credit growth. Accordingly the strict monetary policy was relaxed by terminating the marginal reserve requirement in October 2008, allowing banks to access foreign financing at a standard regulatory cost. The national bank has also reduced the banks' obligatory reserve requirement rate from 17% to 14% in order to provide additional liquidity to the banking system.

Focus on retail business. Erste Bank Croatia continued to focus on expanding its retail business in 2008. To this effect a number of new products were launched: the Medo Štedo Diners Club Credit card, which was developed in cooperation with EBC's credit card arm, combined credit card functionality with a special term deposit (i.e. savings accounts for children), was very well received and quickly became the most successful product of its kind on the market. In addition, a whole product range designed for young people, including savings products, was brought to market. On the lending side, Erste Bank Croatia further expanded its housing loan franchise and benefited from positive characteristics of this type of business: long-term customer loyalty and increased cross-selling potential.

Balanced corporate business. In corporate business Erste Bank Croatia put the emphasis on deposit collection in 2008, mainly by offering competitive terms on savings, sight and cross-border deposits. On the financing side, a successful cooperation with the Croatian Bank for Reconstruction and Development (HBOR) has resulted in an improved market position in the SME and infrastructure project financing segments. Finally, a cooperation with Erste Factoring, Erste Group's factoring unit, exceeded previous expectations and was a major fee driver in 2008.

Financial review

in EUR million	2008	2007
Pre-tax profit	128.7	98.8
Net profit after minority interests	66.7	51.2
Operating result	155.0	122.4
Cost/income ratio	45.4%	47.8%
Return on equity	42.1%	37.8%
Customer loans	4,325	3,391
Customer deposits	3,132	2,873

The comparison with the previous year is only possible to a limited extent due to the inclusion of the results of Erste Card Club (ECC, formerly Diners Club Adriatic d.d.) from the second quarter of 2007.

Erste Bank Croatia's retail and SME business increased net profit after minorities by EUR 15.5 million or 30.4% (currency-adjusted: 28.5%) in comparison with 2007 to EUR 66.7 million. The notable 22.5% (currency-adjusted 20.8%) growth in net interest income to EUR 193.6 million, following EUR 158 million in the previous year, is driven by a positive development in customer business, both retail and corporate. The continuing positive trend in payment transactions at Erste Bank Croatia and in the ECC credit card business led to a EUR 11.6 million, or 17.5% (currency-adjusted 15.8%) rise in net commission income to EUR 77.6 million (previous year: EUR 66.0 million). The operating result improved by 26.7% to EUR 155.0 million, from EUR 122.4 million for the previous year. The 35% increase in risk provisions from EUR 18.3 million to EUR 24.7 million was entirely due to ECC, which was only included in the Group result for 9 months in 2007. The cost/income ratio further improved from 47.8% to 45.4% despite the 14.9% rise in administrative expenses to EUR 128.9 million, compared to EUR 112.2 million in the previous year due to a higher headcount and higher IT service and premises costs. Return on equity was 42.1%.

Credit risk

Total credit risk related to the Croatian retail & SME business amounted to EUR 5.9 billion (no comparable figure is available for 2007 due to the change in segmentation during the course of the year) or 2.7% of Erste Group's total exposure. Compared to 2007, the structure of the portfolio did not change significantly; corporate and retail lending generated most of the growth and represented almost 70% of the total portfolio. The structure and quality of the portfolio remained satisfactory; accordingly, no major shifts occurred in the portfolio rating distribution. The non-performing loan ratio equalled 3.1%, while NPL coverage (excluding collateral) stood at 94.7%. At the end of the year, Erste Bank Croatia, submitted its Basel II IRB application to the Austrian regulator, the first among Croatian banks to do so, and is expecting approval by mid-2009.

SERBIA

Business profile. The Serbia segment comprises the retail and SME business of Erste Bank Serbia (EBS), which has more than 200,000 clients and a network of 68 retail branches as well as 11 commercial and centres for corporate clients. Catering to the needs of a broad retail and mid-market corporate client base, the bank is well represented in the major business centres in Serbia. Erste Bank Serbia offers a wide range of financial products. The bank's current market share is some 3% in key product segments; however, its position is considerably stronger in alternative distribution channels, with an over 8% market share in electronic payments in Serbia.

Economic review

After early parliamentary elections in May 2008, a new government was formed that proactively pursued the European integration of Serbia, thereby reducing political risk related to the country. During the second half of the year the spotlight turned to the global developments and their impact on the country's economy. Influenced by the crisis, real GDP growth slowed down in 2008 to 6.1%, from 7.1% in the previous year. The service sector's performance deteriorated, with the wholesale and retail segments recording the most significant slowdown. Manufacturing and construction activity remained supportive, while agricultural performance was rather disappointing. Export performance deteriorated towards the end of the year, due to the weakening in global demand.

After hitting a peak in mid-year, the second half brought moderating inflationary pressure, thanks to falling oil and agricultural product prices, thus bringing consumer price inflation back to the single-digits towards the end of the year. After a relatively stable first nine months of the year, the exchange rate declined in the wake of international developments. The stand-by arrangement with the IMF and NBS actions only managed to offset part of the depreciation. The NBS rate hike of 200 bps failed to produce more pronounced effects, with the NBS relying heavily on FX interventions to support the dinar.

External imbalances remained sizable, as the current account deficit widened to 16% of GDP. While import growth only declined marginally as a result of weaker domestic demand, a weaker than expected export performance also contributed. There was also pressure on the capital and current transfers account, given the increasing cost of debt financing and weaker remittances. FDI inflows also moderated in the second half of the year. While the rising external deficit was a clear negative, the budget deficit remained firmly under control at only 2% of GDP.

Key economic indicators – Serbia	2005	2006	2007	2008e
Population (ave, million)	7.4	7.4	7.4	7.4
GDP (nominal, EUR billion)	14.0	14.6	16.4	17.1
GDP/capita (in EUR thousand)	1.9	2.0	2.2	2.3
Real GDP growth (in %)	6.0	5.6	7.1	6.1
Private consumption growth (in %)	na	na	na	na
Exports (share of GDP in %)	28.7	35.5	39.4	43.8
Imports (share of GDP in %)	59.2	69.6	78.7	89.0
Unemployment (Eurostat definition, in %)	20.8	20.9	18.1	14.0
Consumer price inflation (ave, in %)	16.1	11.8	6.5	11.7
Short term interest rate (3 months eop, in %)	22.9	15.6	10.3	18.9
EUR FX rate (ave)	82.9	84.2	80.0	81.4
EUR FX rate (eop)	85.5	79.0	79.2	88.6
Current account balance (share of GDP, in %)	-8.4	-9.8	-13.2	-16.3
General government balance (share of GDP, in %)	0.7	-1.5	-1.9	-2.0

Source: Erste Group.

Market review

A higher degree of uncertainty regarding capital inflows affected credit activity of the Serbian banking sector in 2008. The National Bank of Serbia (NBS) decided to ease monetary policy measures, by lifting the high 45% reserve requirement on FX liabilities in order to allow banks to tap foreign-based financing. In doing so, the NBS eased refinancing activity in the banking system, boosted FX inflows and offset increasing liquidity pressures. The capitalisation of the banking sector remained robust, with the capital adequacy ratio standing at just below 30%.

Financial intermediation – Serbia (in % of GDP)


100
80
60
40
20
0
37
20
23
64
29
28
70
39
32
2004
2006
2008e
Total assets
Customer loans
Customer deposits

Source: National Bank of Serbia, Erste Group.

Total banking assets as a percentage of GDP declined for the first time in 7 years and stood at 70%, a level still considered low compared to other CEE countries. In contrast to other CEE markets, corporate loans grew faster – at 43% – than household loans in 2008. The majority of the system's outstanding portfolio remained in local currency-based loans, although the growth of FX-lending outpaced that of local currency loans. Deposits increased by a more moderate 9%. As a special feature of the Serbian market, almost 70% of deposits were in FX, mainly due to remittances sent home by citizens working abroad.

Market shares of Erste Bank Serbia rose in 2008 in each category. Total asset market share went up to 2.6% from 2.2% a year earlier driven mainly by gains in retail lending. In line with the market, the vast majority of loans were local currency-based. Deposit growth at Erste Bank Serbia even outpaced that of loans with corporate FX deposits achieving the best ever gain, which resulted in market share of 5.0%. Altogether, EBS's deposit market shares stood between 2.6% and 3.3% at the end of 2008.

Business review

Strategy. Erste Bank Serbia's main objective is to continuously increase market share in the key segments of retail as well as small and medium-sized corporate clients. To achieve this, the bank is developing a modern nation-wide distribution network. Continuous investments are also being made in personnel and product development. The bank's objective is to become recognised for the quality and efficiency of its services and position itself as a long-term partner of Serbia's growing middle class.

Highlights in 2008

Balanced business growth. In 2008, the Serbian retail & SME business expanded its customer loan portfolio by 30% to EUR 340 million despite intense competition and in a restrictive monetary policy environment. Retail loans were the major growth contributor growing nearly 70% in 2008, while corporate loans also showed annual growth of more than 30%. Within retail loans housing loans more than doubled, albeit from a very low base. In the corporate segment Erste Bank Serbia was highly successful in developing business relationships with some of the largest and leading Serbian corporations, which are serviced through Erste Group's Corporate and Investment Banking division. The solid performance in lending was complemented by successful deposit gathering efforts. Total deposits grew by 23% in 2008: while retail deposits stagnated in a decreasing market, corporate deposits grew by over 80% leading to a significant strengthening of the bank's customer deposit base. Overall, Erste Bank Serbia maintained a good balance between loans and deposits.

Continued strength in alternative channels. In 2008 Erste Bank Serbia further strengthened its position in cards and alternative distribution channels. Issued cards and e-bank users tripled to more than 200,000 and over 33,000, respectively, giving Erste Bank Serbia a close to 10% market share in electronic payments. In addition, the bank accounted for some 50% of all SMS messages generated through the biggest independent provider of mobile-banking services in Serbia.

Financial review

in EUR million	2008	2007
Pre-tax profit	5.9	-3.4
Net profit after minority interests	4.7	-2.7
Operating result	10.7	-5.4
Cost/income ratio	76.2%	123.2%
Return on equity	10.5%	-10.2%
Customer loans	340	261
Customer deposits	287	234

The Serbian retail & SME business increased its net interest income by EUR 17.3 million to EUR 33.5 million (following EUR 16.2 million in the previous year). This result was driven by a strong increase in customer business. Net commission income grew by 38.2% from EUR 5.4 million to EUR 7.4 million, supported by increased payment transactions. The improved trading result (EUR 4.1 million compared to EUR 1.5 million in the previous year) is based on higher income from foreign exchange transactions. Overall, operating result virtually doubled, from EUR 23.1 million in the previous year to EUR 45.0 million. This was despite the 20.7% increase in administrative expenses from EUR 28.4 million to EUR 34.3 million, due to the expansion of business operations. The operating result improved by EUR 16.1 million in comparison with 2007 to reach EUR 10.7 million. The rise in risk provisions from positive EUR 0.1 million to negative EUR 6.6 million reflected the trend in lending volume. Net profit after minorities increased by EUR 7.4 million, from EUR -2.7 million to EUR 4.7 million. Return on equity was 10.5%.

Credit risk

Total exposure of the Serbian retail & SME business amounted to EUR 750 million in 2008 (no comparable figure is available for 2007 due to the change in segmentation during the course of the year). Notwithstanding the powerful growth of credit activity for two years in a row, non-performing loans as a percentage of total exposure amounted to 3.8%. This was due to fast growth in better-rated client segments and solid collection results for overdue loans. As of the third quarter of 2008 Erste Bank Serbia performed its provisioning calculations fully in line with IFRS39 standards. Accordingly, the resulting NPL coverage (excluding collateral) remained at a comfortable 136%.

UKRAINE

Business profile. The Ukraine segment includes the business of Erste Bank Ukraine. The bank is a start-up operation that offers a wide range of standard banking services, particularly deposits, current accounts, car and mortgage loans, project financing and treasury services to its fast growing retail and corporate customer base. At the end of 2008 Erste Bank Ukraine serviced some 65,000 customers through a country-wide network of 135 branches. As the bank only launched its operations in 2007, its market shares are still small at about 1% of most product categories: in terms of total assets Erste Bank Ukraine ranks 23rd.

Economic review

Ukraine was among the countries hardest hit by the financial crisis in the CEE region in 2008. Real GDP growth only reached 2.1%, significantly down from 7.6% in the previous year, while GDP/capita stood at only EUR 3,000. The substantial decline in growth is mainly a result of the collapse in steel prices in the second half of 2008, as metallurgy accounts for 35% of exports and 25% of GDP and state budget revenues. Other sectors, such as real estate and banking were also heavily affected by the crisis. The unemployment rate was also negatively influenced by redundancies in these sectors.

In November 2008, the International Monetary Fund approved a USD 16.4bn two year stand-by loan. The program touches on fiscal, monetary and inflation policies and banking regulation. Under the agreement Ukrainian authorities agreed to cut spending and to impose a floating currency exchange rate regime. This triggered a substantial devaluation of the local currency and ended a 7-year period of exchange rate stability against the US dollar to which the local currency is officially tied. As a result even average consumer price inflation more than doubled in 2008.

Key economic indicators – Ukraine	2005	2006	2007	2008e
Population (ave, million)	46.9	46.6	46.4	46.1
GDP (nominal, EUR billion)	69.1	84.8	103.0	118.5
GDP/capita (in EUR thousand)	1.5	1.8	2.2	3.0
Real GDP growth (in %)	2.6	7.1	7.6	2.1
Private consumption growth (in %)	20.6	14.4	17.1	9.0
Exports (share of GDP in %)	39.8	36.0	34.7	38.5
Imports (share of GDP in %)	42.0	42.3	42.8	48.8
Unemployment (Eurostat definition, in %)	7.8	7.4	6.9	7.0
Consumer price inflation (ave, in %)	13.5	9.2	12.8	25.2
Short term interest rate (3 months eop, in %)	16.0	15.0	8.7	23.6
EUR FX rate (ave)	6.4	6.3	6.9	7.7
EUR FX rate (eop)	6.0	6.7	7.4	10.7
Current account balance (share of GDP, in %)	2.9	-2.9	-4.2	-6.7
General government balance (share of GDP, in %)	-1.8	-0.7	-1.1	-1.2

Source: Erste Group.

Market review

The Ukrainian banking market was heavily influenced by the global financial crisis, as previous growth rates were clearly unsustainable and heavily dependent on external funding. The agreement between the government and the IMF therefore included measures for the banking market such as an increase in the state guarantee for deposits, an increase in refinancing activities by the national bank, and higher transparency of publicly disclosed information from commercial banks. In addition, international experts were sent to the country to monitor and advise the biggest banks. Additional measures by the government included the creation of a UAH 40 billion stabilisation fund, which were earmarked for issuing loans to and conducting bail-outs of banks. The Ukrainian banking market remained highly fragmented in 2008 with about 180 institutions, none of which had a total asset market share of more than 12%.

Financial intermediation – Ukraine (in % of GDP)



120
100
80
60
40
20
0
39
26
24
63
46
34
102
81
39
2004
2006
2008e
Total assets
Customer loans
Customer deposits

Source: National Bank of Ukraine, Erste Group.

Total banking assets rose at an annual growth rate of more than 50% in nominal terms for the fourth consecutive year, driven by advancing customer loans. Due to high local interest rates FX lending remained a key feature with USD-based loans accounting for the vast majority of loans. Since the crisis hit the country in the second half of 2008, growth rates have came down due to tightening lending standards and declining demand. Erste Bank Ukraine held market shares in most product categories of about 1% at the end of 2008.

Business review

Strategy. Erste Bank Ukraine's main objective is to improve its market position on a sustainable basis and become a meaningful player in retail banking. Accordingly, the bank has adjusted its business model in response to the economic slowdown and the deteriorating banking market environment. This step was necessary as the bank's original business plan was built on quickly gaining market share in key product segments, such as housing loans, and establishing a substantial countrywide branch network. In light of recent events, though, Erste Bank Ukraine has halted network expansion, has scaled back its lending business and decided to put renewed focus on deposit collection.

Highlights in 2008

Solid capital adequacy, slowing loan growth. Erste Bank Ukraine more than doubled its loan book in 2008 to over EUR 600 million mainly driven by growth in secured retail loans; while overall growth in the first nine months was brisk, lending crawled to a halt in the final quarter of the year on the back of rising interest rates and slowing demand. Despite the quickly changing market environment, Erste Bank Ukraine's liquidity position was solid. Equally, at 15%, the regulatory capital adequacy ratio remained substantially above the legally required limit of 10%.

Strong deposit growth, but from a low base. Total deposits nearly quadrupled in 2008 to EUR 45 million. Growth was especially pronounced in the second half of the year, as new products were launched and customers channelled funds from local banks to subsidiaries of international banks, which were perceived as more stable. The continued expansion of the deposit base will continue to be a major focus for the bank.

Financial review

in EUR million	2008	2007
Pre-tax profit	-33.4	-23.0
Net profit after minority interests	-28.7	-19.1
Operating result	-11.1	-12.6
Cost/income ratio	124.5%	198.5%
Return on equity	-67.1%	-103.1%
Customer loans	616	286
Customer deposits	45	12

The Ukrainian retail & SME business increased operating income during the past financial year by EUR 32.3 million from EUR 12.8 million to EUR 45.1 million. This was driven primarily by net interest income, which at EUR 33.0 million more than quadrupled compared with the EUR 8.0 million of the previous year. The increase in fee income (from EUR 1.0 million to EUR 2.6 million) and growth of EUR 5.8 million in the trading result to EUR 9.5 million (following EUR 3.7 million in the previous year), which were based on a significant rise in income from foreign exchange transactions and fixed-interest securities, contributed to this result. The expansion of the branch network (from 71 branches in December 2007 to 135 in December 2008) and the significant rise in the number of employees (from 1,130 in December 2007 to 2,120 in 2008) led to an increase in administrative expenses by EUR 30.9 million to EUR 56.2 million. The net loss after minorities was EUR 28.7 million. Following the current economic developments in Ukraine further business expansion has been postponed. Consequently in 2009 headcount will be reduced by about 300 employees.

Credit risk

Total exposure of the Ukrainian retail & SME segment amounted to EUR 747 million in 2008 (no comparable figure is available for 2007 due to the change in segmentation during the course of the year), or 0.4% of Erste Group's total credit risk. The share of non-performing loans stood at 1.6%, while NPL coverage (excluding collateral) remained at a comfortable 264%. The maintenance of solid asset quality was a direct result of focusing on collateralised mortgage lending, and in doing so following strict lending standards in terms of loan-to-value ratios and collateral valuation.

Group Corporate and Investment Banking (GCIB)

Business profile. The Group Corporate and Investment Banking (GCIB) division was established in July 2007 as part of Erste Group's new group structure and its declared strategy to evolve from a "group of regional banks" into a "regional banking group". The GCIB division employs approximately 1,500 employees and provides a full range of banking services to the group's corporate clients throughout Central and Eastern Europe. The division operates on a fully divisionalised basis with a mix of industry and product expertise as well as local knowledge and experience. Product specialists from the division offer services in debt financing, equity capital markets, mergers and acquisitions, debt advisory, acquisition finance, infrastructure finance, project finance, syndication, real estate and leasing.

Business review

Strategy. GCIB's strategic thrust is to seize opportunities from multi-national large corporate clients and real estate projects, institutional and public sector clients, as well as to foster the cross-fertilisation with other business lines, such as capital markets and retail & SME. The current market environment offers GCIB a unique opportunity to improve its competitive positioning in Erste Group's region through professional handling of scarce capital and liquidity resources as well as prudent advice in a difficult business environment. In order to efficiently serve clients and take advantage of market opportunities, GCIB is actively improving the quality of its team and deepening its regional cooperation model with professionals throughout the group.

Highlights in 2008

Well balanced commercial real estate portfolio. In 2008 the Group Real Estate unit continued to run a balanced portfolio valued at about EUR 18 billion, with about 70% of the exposure focused on low risk Austria and Czech Republic. Across the region more than 80% of the portfolio was located in the respective capitals/regional capitals. In terms of sector composition, the portfolio remained well diversified covering residential properties, of which about 2/3 was low risk residential exposure subsidised by the Austrian government, shopping centres, retail outlets and offices. Major projects for 2008 include an investment financing of two class A office buildings located in the central business district of Bucharest (EUR 43 million) and financing the development and construction of two luxury hotels and beach-front apartments near Dubrovnik (EUR 108 million).

IMMORENT continues on growth path. In the year 2008 IMMORENT, Erste Group's leasing arm, showed good progress in major development projects, such as "Straulest Area" (a Romanian joint venture that develops office and residential properties in the north of Bucharest). Other significant projects include the office buildings Gemini and Avenir in Prague, the Canon building and various high quality-residential projects in Austria. In real estate leasing IMMORENT further improved its market position, being one of the top 3 players in most of Erste Group's core markets.

Reorganisation of investment banking. During 2008 investment banking activities were restructured into three product areas: mergers & acquisitions, corporate & acquisition finance and equity capital markets. Each of these units is managed out of Vienna and Prague where the critical mass of staff is located. In each of Erste Group's eight core markets a country head leads the team of client executives in that country. Additionally, during 2008 GCIB has implemented a strategy to focus on lending, deposit taking and banking services across five key industries: metals & mining, Energy (oil & gas, utilities), construction & building materials, consumer goods & pharmaceuticals (including health care, food, beverages and retail) and financial sponsors. These units are covered by industry teams, which in turn are led by members of the client executive and investment banking teams. The Group Investment Banking unit's strategy is to work closely with the client executives in the Group Large Corporates unit for the ongoing coverage of corporate and institutional clients for strategic discussion and problem solving. Group Investment Banking markets and executes its products across all eight core countries of Erste Group.

For Group Investment Banking significant M&A deals in 2008 included an advisory mandate related to the acquisition of approximately 92% in Prague Stock Exchange (deal value of EUR 171 million) by the Vienna Stock Exchange and advisory to Telefonica O2 for the sale and lease-back of a real estate portfolio (deal value exceeding EUR 170 million). In addition, the Equity Capital Markets unit was involved in two landmark transactions: in the EUR 1.1 billion rights issue for Vienna Insurance Group on the Vienna Stock Exchange Erste Group acted as Joint Global Coordinator and Joint Bookrunner together with JPMorgan and Merrill Lynch. The shares were offered to the public in Austria and the Czech Republic and to international institutional investors (including the US). In the GBP 1.3 billion IPO of New World Resources N.V. on the London, Prague and Warsaw Stock Exchanges Erste Group acted as Co-Lead Manager and Regional Lead Manager for CEE.

Riding the storm – International Business was doing comparatively well in 2008. International Business continues to be responsible for all commercial lending activities outside Erste Group's core markets, as well as for business development and credit line management with banks and credit institutions. While lending activities are split regionally amongst the branches in London, New York and Hong Kong and the head office, bank coverage activities are centralised in Vienna.

The strategic raison d'être of the International Business remains portfolio diversification, i.e. to contribute to balancing the natural overweight the Group has in Central and Eastern Europe by the booking of assets and credit risks throughout most other parts of the world. The focus remained on developing a portfolio of high-quality asset classes, thereby improving the overall counterparty rating grid of the Group.

In the first 9 months of 2008 development was very promising; earnings and profits were well in excess of plan, and performance ratios again improved over comparative figures of 2007 – on track for another great year in a series of many. It was only when Icelandic banks defaulted that the outlook suddenly turned negative. Neither the corporate credit issues in the US nor those in Western Europe would have prevented the International Business making its budget. But with Iceland causing substantial provisioning requirements in this division as well as other divisions, International Business's pre-tax profit was substantially reduced in comparison to previous years.

Active credit portfolio and asset management as well as very careful asset selection after the market restarts will be the way forward in 2009.

Financial review

in EUR million	2008	2007
Pre-tax profit	230.0	366.4
Net profit after minority interests	169.8	269.5
Operating result	451.8	370.8
Cost/income ratio	27.7%	28.9%
Return on equity	11.7%	19.9%
Customer loans	21,812	20,689
Customer deposits	5,087	5,630

The increase in net interest income in the GCIB segment, which, at EUR 460.6 million was 23.5% above the previous year's value (EUR 373.0 million), resulted from the expansion of business operations in the Large Corporates, Real Estate Austria, International Business and at the leasing subsidiary Immorent. The EUR 20.9 million rise in net commission income (from EUR 140.4 million in the previous year to EUR 161.3 million) was driven by higher income in International Business. The operating result improved by 21.9% from EUR 370.8 in the previous year to EUR 451.8 million - despite the fact that administrative expenses rose by EUR 22.4 million, from EUR 150.4 million to EUR 172.8 million. Risk provisions, which reached EUR 177.4 million, (2007: EUR 27.5 million), include the write-down of the exposure to the defaulted Icelandic banks and provisions against the deteriorating economic situation. Moreover, 2007 also benefited from the release of risk provisions. Other result was also impacted by market-related valuation requirements in the fair value portfolio and shows a decline of EUR 67.5 million to EUR -44.4 million. Net profit after minorities was 37.0% below the previous year's value of EUR 269.5 million, at EUR 169.8 million. The cost/income ratio improved from 28.9% to 27.7%. Return on equity was 11.7%.

Credit risk

Total exposure in the Group Corporate and Investment Banking segment amounted to EUR 46.3 billion in 2008, or 21% of Erste Group's total credit risk. About 60% of exposure was related to corporate customers: 20% to financial institutions and 10% to federal, regional and local governments. In terms of regional distribution, roughly 50% of exposure was related to Central and Eastern Europe, while the remainder originated from the rest of the world. While asset quality remained satisfactory across the various business units, despite the deteriorating economic environment, the default of Icelandic banks resulted in an increase in non-performing loans; the NPL ratio amounted to 1.4%, while NPL coverage (excluding collateral) amounted to 62%.

Group Markets (GM)

Business profile. The Group Markets segment comprises the divisionalised business units Group Treasury and Debt Capital Markets. Besides Erste Holding's own treasury activities, it also includes the treasury units of the CEE subsidiaries, the foreign branches in Hong Kong and New York, as well as results of the investment banks, in Poland, Hungary and Croatia and Erste Sparinvest.

Business review

Strategy. The Group Capital Markets unit is the link between financial markets, customers and the bank, and views itself as the 'CEE specialist' for its customers in Austria and CEE. The success factors are the wide range of standard products, the CEE expertise, tailor-made, simply-structured products, competitive prices and professional advice. The goal is also to react in good time to changing economic situations, particularly with regard to products, and to continue the move – especially in the retail sector – towards easily understandable products with an emphasis on safety. The aim is to use the strong market position in the region, the know-how and proximity to the market as an advantage in trading. In this context, the diversification of trading activities as well as the active management of risk positions is the guarantee for sustainable results in the face of market volatility.

Highlights in 2008

Divisionalisation of Group Capital Markets. The concept of the group-wide divisionalisation of Group Capital Markets was successfully implemented at the start of 2008. The new structure led to a concentration of risk-taking and trading activities in group trading portfolios while at the same time preserving know-how related to regional markets by maintaining several trading locations. Higher flows led to improved market positioning; in this way, duplications were reduced and resources redeployed. Since summer 2008, customers have also been able to take advantage of a 24-hour service for FX orders. The relevant sales units with direct customer contacts continue to be based locally. In 2009, the technical integration of BCR, Erste Bank Ukraine and Erste Bank Serbia is to be examined and then implemented accordingly.

New IT system for structured products. The new IT system for structured products for interest rate structures has been deployed successfully since April 2008. The goal is to further increase the level of own production of innovative products tailored to meet customers' needs. In 2009, structured FX products are to be implemented, followed by share and commodities structures in 2010. In addition, all of the technical and process-oriented changes related to the separation of the Austrian business from the newly-founded holding company were successfully completed in 2008.

Focus on simple and transparent products. In spite of the difficult market situation in 2008, Group Capital Markets was able to post a successful year in the field of structured investment products. The product portfolio was swiftly modified towards easily understandable and safety-focused products. In the retail sector, products with a capital guarantee and a minimum interest rate such as Best Garant and High-End Maxi Sprinter were in great demand. In Hungary, we became the leading provider of certificates on the Hungarian market. For corporate customers, the sales initiatives with tailor-made solutions were successfully continued and extended. The range of capital market products to hedge against risks in the field of foreign currencies, interest rates and liquidity was continuously expanded and adapted.

Flexible issuance policy ensures access to liquidity. Debt issuance activity in the past year was influenced by a difficult market environment. Increasing uncertainty about the credit worthiness of banks led to substantially higher refinancing costs. Erste Group has successfully coped with the challenging situation through strategically focusing on the retail customer segment and private placements on the one hand, and benefiting from relatively small public issuance requirements – compared to similar sized institutions – on the other. As a result liquidity needs for the full year were already satisfied by the third quarter. The flexible issuance policy enabled Erste Group to push more cost efficient debt instruments, such as covered bonds and private placements. Overall 224 instruments totalling EUR 6.5 billion were issued. Compared to 2007, this was an increase of 60% and 22% in terms of number of issues and issue amount, respectively.

Asset management suffers from market environment. Erste Sparinvest, Erste Group's asset management arm, suffered heavily from outflows and declining asset prices in the past year. Funds under management declined by EUR 7.8 billion or 25.2% from EUR 30.8 billion to EUR 23 billion, even though market share decreased only marginally to 18.3%. Institutional outflows were more significant than those of private investors. As a result, retail funds accounted for EUR 14.2 billion, institutional and specialty funds for EUR 8.8 billion. Retail fund market share rose from 23.4% to 24.5%.

Financial review

in EUR million	2008	2007
Pre-tax profit	211.1	303.0
Net profit after minority interests	151.5	227.5
Operating result	221.2	300.2
Cost/income ratio	47.0%	37.2%
Return on equity	79.8%	152.3%
Customer loans	0	0
Customer deposits	1,288	1,220

The EUR 154.9 million increase in net interest income, from EUR 108.9 million to EUR 263.8 million was primarily due to the very good result from the Money Market division in Vienna and the New York and Hong Kong branches. The declining net commission income (from EUR 155.8 million to EUR 137.8 million) and the – as expected – significantly lower trading result (EUR 15.8 million following EUR 213.2 million in the previous year) due to valuation requirements for securities in the trading portfolio, resulted in an operating result which was 26.3% below the previous year's value, at EUR 221.2 million. The 10.4% rise in administrative expenses from EUR 177.6 million to EUR 196.1 million was based on higher personnel and IT costs, which were, in turn, related to the set-up of the divisional structure. Net profit after minorities showed a decline by EUR 76.0 million or 33.4% to EUR 151.5 million. The cost/income ratio was at 47.0%, return on equity at 79.8%.

Credit risk

Total exposure of the Group Markets segment amounted to EUR 15.9 billion or nearly 8% of Erste Group's total credit risk (no comparable figure is available for 2007 due to the change in segmentation during the course of the year). Non-performing loans rose compared to the previous year as a result of the financial crisis (Icelandic bank defaults) and the first-time inclusion of capital market investments in CEE. As securities investments are typically marked to market in the case of issuer default there are no significant risk provisions in this segment.

Corporate Center (CC)

Business profile. The Corporate Center segment includes results from companies that cannot be assigned directly to a specific business segment, intra-group eliminations between the segments, linear depreciation of the customer base for BCR and Erste Card Club as well as one-off effects which cannot be assigned to a specific business segment without distorting comparability. The income from the VIG transaction (sale of the insurance division to the Vienna Insurance Group) is reported in the 2008 result of this segment. The complete write-off of intangible assets from the Ukraine and Serbia business, as well as the partial write-off of goodwill in Romania, in the total amount of EUR 566.8 million before tax are also assigned to this segment. Furthermore, the ALM of Erste Group Bank AG (holding) is also attributed to this segment. The results of the local asset/liability management (ALM) units continue to be allocated to the respective individual segments.

Financial review

in EUR million	2008	2007
Pre-tax profit	-1,209.3	-299.6
Net profit after minority interests	-341.9	-211.0
Operating result	-298.9	-141.0
Cost/income ratio	-123.1%	-194.6%
Return on equity	-8.7%	-5.5%

In the net interest income, the positive contribution from the unwinding effect in the amount of EUR 85.2 million was more than offset by the negative contribution from ALM due to adverse market developments. Overall, the unwinding did not affect the result, as the positive effect in net interest income simultaneously resulted in risk provisions of the same amount. The development in commission income and administrative expenses was mainly due to intra-group elimination of banking support operations. The administrative expenses were particularly impacted by group projects and costs in relation to the setup of the holding structure. Other result included the linear depreciation of BCR's customer base, as well as the customer base depreciation of the Erste Card Club, totalling EUR 75.7 million and valuation requirements for financial assets. The net profit from discontinued operations, in the amount of EUR 631.6 million, related to the net income after tax from the sale of the insurance business to the Vienna Insurance Group.

Consolidated Financial Statements



Consolidated Financial Statements 2008 (IFRS)

I. Consolidated Income Statement of Erste Group for the year ended 31 December 2008

in EUR thousand	Notes	2008	2007
Interest and similar income		11,944,535	9,665,433
Interest and similar expenses		(7,052,896)	(5,743,405)
Income from associates accounted for at equity		21,509	23,759
Net interest income	1	**4,913,147**	**3,945,787**
Risk provisions for loans and advances	2	(1,071,436)	(454,727)
Fee and commission income		2,426,056	2,240,610
Fee and commission expenses		(455,004)	(382,742)
Net fee and commission income	3	**1,971,053**	**1,857,868**
Net trading result	4	114,697	351,139
General administrative expenses	5	(4,001,898)	(3,642,097)
Other operating result	6	(778,761)	(169,281)
Result from financial assets - at fair value through profit or loss	7	(295,629)	(47,832)
Result from financial assets - available for sale	8	(213,800)	50,969
Result from financial assets - held to maturity	9	(61,133)	725
Pre-tax profit from continuing operations		**576,240**	**1,892,551**
Taxes on income	10	(177,302)	(371,004)
Post-tax profit from continuing operations		**398,937**	**1,521,547**
Profit from discontinued operations net of tax	11	639,665	28,407
Net profit before minority interests		**1,038,602**	**1,549,954**
Minority interests		(178,988)	(375,259)
Net profit after minority interests	12	**859,614**	**1,174,695**

Earnings per share

Earnings per share constitute net profit after minority interests divided by the average number of ordinary shares outstanding. Diluted earnings per share represent the maximum potential dilution (increase in the average number of shares) which would occur if all granted subscription and conversion rights were exercised (also see Note 36, Total equity).

		2008	2007
Net profit after minority interests	in EUR thousand	859,614	1,174,695
Thereof continuing operations		250,549	1,152,237
Thereof discontinued operations		609,065	22,458
Weighted average number of shares outstanding	Number	313,218,568	312,039,861
Earnings per share	**in EUR**	**2.74**	**3.76**
Thereof continuing operations		**0.80**	**3.69**
Thereof discontinued operations		**1.94**	**0.07**
Weighted average number of shares taking into account the effect of dilution	Number	313,489,516	312,716,331
Diluted earnings per share	in EUR	2.74	3.76
Thereof continuing operations		0.80	3.68
Thereof discontinued operations		1.94	0.07
Dividend per share	in EUR	0.65	0.75

II. Consolidated Balance Sheet of Erste Group at 31 December 2008

in EUR thousand	Notes	2008	2007
ASSETS			
Cash and balances with central banks	13	**7,556,245**	7,615,030
Loans and advances to credit institutions	14	**14,344,033**	14,937,124
Loans and advances to customers	15	**126,184,918**	113,955,901
Risk provisions for loans and advances	16	**(3,782,793)**	(3,296,453)
Trading assets	17	**7,534,383**	6,636,691
Financial assets - at fair value through profit or loss	18	**4,057,770**	4,533,598
Financial assets - available for sale	19	**16,033,080**	16,200,397
Financial assets - held to maturity	20	**14,145,411**	16,843,138
Investments of insurance companies	21	**0**	8,054,004
Equity holdings in associates accounted for at equity	22	**260,396**	285,064
Intangible assets	23	**4,804,486**	5,962,277
Property and equipment	23	**2,385,994**	2,288,706
Tax assets	24	**858,624**	446,095
Assets held for sale	25	**525,578**	0
Other assets	23, 26	**6,533,020**	6,057,269
Total assets		**201,441,145**	**200,518,841**
LIABILITIES AND EQUITY			
Deposits by banks	27	**34,671,550**	35,164,647
Customer deposits	28	**109,304,601**	100,116,391
Debt securities in issue	29	**30,483,574**	31,078,230
Trading liabilities	30	**2,519,554**	1,755,711
Underwriting provisions	31	**0**	8,638,277
Other provisions	32	**1,620,418**	1,791,722
Tax liabilities	24	**389,145**	329,296
Liabilities associated with assets held for sale	33	**342,855**	0
Other liabilities	34	**4,967,572**	4,652,481
Subordinated liabilities	35	**6,046,632**	5,588,810
Total equity	36	**11,095,244**	11,403,276
Shareholders' equity		**8,078,771**	8,451,935
Minority interests		**3,016,473**	2,951,341
Total liabilities and equity		**201,441,145**	**200,518,841**

III. Consolidated Statement of Changes in Total Equity

A) CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEAR ENDED 31 DECEMBER 2008

in EUR million	Subscribed capital	Additional paid-in capital	Retained earnings and other reserves	Total Share-holder´s equity	Minority interests	Total equity 2008
Total equity at 31 December 2007	**632**	**4,557**	**3,263**	**8,452**	**2,951**	**11,403**
Changes in own shares			(61)	(61)		(61)
Purchase			(1,063)	(1,063)		(1,063)
Sale			996	996		996
Result			6	6		6
Dividends			(235)	(235)	(74)	(309)
Capital increases[1)]	2	26		28		28
Net profit before minority interests			860	860	179	1,039
Income and expenses recognised directly in equity			(965)	(965)	(145)	(1,110)
Thereof Currency translation			(534)	(534)	(77)	(611)
Change in interest in subsidiaries				0	105	105
Total equity at 31 December 2008	**634**	**4,583**	**2,862**	**8,079**	**3,016**	**11,095**

Cash flow hedge reserve at 31 December 2008				70	21	91
Available for sale reserve at 31 December 2008				(1,073)	(406)	(1,479)
Actuarial gains/losses from long-term employee provisions at 31 December 2008				(254)	(112)	(366)
Deferred tax reserve at 31 December 2008				380	125	505

1) Capital increase in connection with the Employee Share Ownership Plan (ESOP) and Management Share Option Plan (MSOP).

For further details see note 36, total equity.

B) CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEAR ENDED 31 DECEMBER 2007

in EUR million	Subscribed capital	Additional paid-in capital	Retained earnings and other reserves	Total Share-holder´s equity	Minority interests	Total equity 2007
Total equity at 31 December 2006	**630**	**4,514**	**2,835**	**7,979**	**2,925**	**10,904**
Changes in own shares			(65)	(65)		(65)
Purchase			(1,170)	(1,170)		(1,170)
Sale			1,076	1,076		1,076
Result			29	29		29
Dividends			(202)	(202)	(145)	(347)
Capital increases[1]	2	43		45		45
Net profit before minority interests			1,175	1,175	375	1,550
Income and expenses recognised directly in equity			(480)	(480)	(218)	(698)
Thereof Currency translation			(224)	(224)	(40)	(264)
Change in interest in subsidiaries					14	14
Total equity at 31 December 2007	**632**	**4,557**	**3,263**	**8,452**	**2,951**	**11,403**
Cash flow hedge reserve at 31 December 2007				(28)	(17)	(45)
Available for sale reserve at 31 December 2007				(321)	(275)	(596)
Actuarial gains/losses from long-term employee provisions at 31 December 2007				(256)	(116)	(372)
Deferred tax reserve at 31 December 2007				159	104	263

1) Capital increase in connection with the Employee Share Ownership Plan (ESOP) and Management Share Option Plan (MSOP).

Income and expenses recognised directly in equity

in EUR million	2008	2007
Net profit before minority interests	**1,039**	**1,550**
Available for sale-reserve (including currency translation)	(883)	(557)
Cash flow hedge-reserve (including currency translation)	136	(14)
Actuarial gains and losses	6	(25)
Deferred taxes on items recognised directly in equity	242	162
Currency translation	(611)	(264)
Total gains and losses recognised directly in equity	**(1,110)**	**(698)**
Total result	**(71)**	**852**
Shareholders' equity	(105)	695
Minority interests	34	157

Changes in number of shares (see Note 36)

in units	2008	2007
Shares outstanding at 1 January	**294,744,718**	**296,014,126**
Acquisition of own shares	(9,780,615)	(21,713,124)
Disposal of own shares	3,396,265	19,450,956
Capital increases due to ESOP and MSOP	723,818	992,760
Shares outstanding at 31 December	**289,084,186**	**294,744,718**
Own shares	27,928,577	21,544,227
Number of shares at 31 December	**317,012,763**	**316,288,945**

Weighted average number of shares outstanding	313,218,568	312,039,861
Dilution due to MSOP/ESOP	270,948	676,470
Weighted average number of shares taking into account the effect of dilution	313,489,516	312,716,331

IV. Cash Flow Statement

in EUR million	2008	2007
Profit from continuing operations	**399**	**1,522**
Profit from discontinued operations	**640**	**28**
Net profit before minority interests	**1,039**	**1,550**
Non-cash adjustments for items in net profit before minority interests		
Depreciation, amortisation, impairment and reversal of impairment	1,359	485
Allocation to and release of provisions (including risk provisions)	1,234	623
Gains / (losses) from the sale of assets	191	(26)
Other adjustments	(1,554)	(731)
Changes in assets and liabilities from operating activities after adjustment for non-cash components		
Loans and advances to credit institutions	885	1,880
Loans and advances to customers	(10,803)	(15,932)
Trading assets	(833)	(424)
Financial assets - at fair value through profit or loss	180	350
Financial assets - available for sale	(137)	(2,086)
Other assets from operating activities	(2,132)	(1,578)
Deposits by banks	(875)	(2,863)
Customer deposits	7,693	8,418
Debt securities in issue	(840)	9,156
Trading liabilities	672	527
Other liabilities from operating activities	1,058	1,232
Cash flow from operating activities	**(2,863)**	**581**
Thereof discontinued operations	**468**	**(393)**
Proceeds of disposal		
Financial assets - held to maturity and associated companies	4,931	2,917
Property and equipment, intangible assets and investment properties	810	679
Acquisition of		
Financial assets - held to maturity and associated companies	(3,072)	(2,782)
Property and equipment, intangible assets and investment properties	(930)	(933)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	(38)	(205)
Disposal of subsidiaries	1,145	0
Cash flow from investing activities	**2,846**	**(324)**
Thereof discontinued operations	**(355)**	**649**
Capital increases	28	45
Dividends paid	(235)	(202)
Other financing activities (mainly changes of subordinated liabilities)	572	356
Cash flow from financing activities	**365**	**199**
Thereof discontinued operations	**19**	**(305)**
Cash and cash equivalents*) at beginning of period	**7,615**	**7,378**
Cash flow from operating activities	(2,863)	581
Cash flow from investing activities	2,846	(324)
Cash flow from financing activities	365	199
Effect of currency translation	(407)	(219)
Cash and cash equivalents*) at end of period	**7,556**	**7,615**
Cash flows related to taxes, interest and dividends	**4,571**	**3,602**
Payments for taxes on income	(342)	(344)
Interest received	11,744	9,493
Dividends received	222	196
Interest paid	(7,053)	(5,743)

*) Cash and cash equivalents are equal to cash in hand and balances with central banks.

Cash flow from disposal and acquisition of subsidiaries

in EUR million addition/decrease from acquisition/disposal *Successive share purchase*	Insurance[1]	Investbanka 24.81%	ABS Banka 8.09%	Savings Banks within Cross Guarantee System 0.00%	Total
Cash and cash equivalents	0	9		27	
Loans and advances to credit institutions	0	14		278	
Loans and advances to customers	0	76		1,430	
Risk provisions for loans and advances	0	(2)		(45)	
Financial assets - available for sale	0	7		615	
Investments of insurance companies	(8,992)	0			
Property and equipment	(1)	5		29	
Intangible assets	(199)	5		0	
Other assets	(352)	3		63	
Deposits by banks	0	29		352	
Customer deposits	0	66		1,429	
Debt securities in issue	0	0		245	
Underwriting provisions	(8,939)	0		0	
Other liabilities	(423)	3		94	
Total equity	(182)	20		276	
Shares purchased/disposed		24.81%	8.09%	0.00%	
Shareholders' equity		5	6	0	
Minority interests		15	16	276	
Total		**20**	**22**	**276**	
Goodwill		18	14	0	
Purchase price		38[2]	36[2]	0	74
Selling price	1,145[2]			0	1,145
Cash and cash equivalents	0	9		27	(36)
Cash flow from acquisition of companies net of cash and cash equivalents acquired					**38**
Cash flow from disposal of subsidiaries					**1,145**

1) In the course of selling insurance business following entities were sold: Pojišťovna České spořitelny, BCR Asigurari und BCR Asigurari de Viata

2) Total purchase / selling price was settled in cash.

Above disclosed shares refer to directly and indirectly held shares of Erste Group Bank AG.

V. Notes to the Consolidated Financial Statements of Erste Group

A. GENERAL INFORMATION

Erste Group Bank AG is Austria's oldest savings bank and the largest wholly privately-owned Austrian credit institution listed on Vienna Stock Exchange. It is also quoted on Prague Stock Exchange (since October 2002) and on Bucharest Stock Exchange (since 14 February 2008). The registered office of Erste Group Bank AG is located at Graben 21, 1010 Vienna, Austria.

Erste Group offers a complete range of banking and other financial services, such as saving, asset management (including investment funds), consumer credit and mortgage lending, investment banking, securities and derivatives trading, portfolio management, project finance, foreign trade financing, corporate finance, capital market and money market services, foreign exchange trading, leasing and factoring.

With the registration in the Companies Register on 9 August 2008, the demerger of the Austrian business of "Erste Bank der oesterreichischen Sparkassen AG" into a separate company became legally effective. This was followed in the subsequent months by all the steps needed for the organisational and legal implementation of the holding company structure from the middle of 2008 as planned. The result is a clear division of responsibilities between Erste Group Bank AG, which now acts as the holding company, and its subsidiaries in the group countries, which can now focus fully on local customer business.

This reorganisation of Erste Group also leads to a new segmentation for reporting purposes. In line with the new Group structure, the reporting is now based on four primary segments: Retail & SME, Group Corporate & Investment Banking, Group Markets and Corporate Center. Changes in segmentation were applied retrospectively.

The consolidated financial statements of Erste Group for the 2008 financial year and the comparable data for 2007 were prepared in compliance with applicable International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) published by the International Accounting Standards Board (IASB) and with their interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC, formerly Standing Interpretations Committee or SIC) as adopted by the European Union, thus satisfying the requirements of section 59a Austrian Banking Act and section 245a Austrian Commercial Code.

Except as otherwise indicated, all amounts are stated in millions of euros. The tables in this report may contain rounding differences.

The Supervisory Board approved the consolidated financial statements on 30 March 2009 for publication.

B. ACQUISITIONS AND DISPOSALS

Acquisitions in 2008

With effect from 12 January 2008, the following savings banks joined the cross-guarantee system (the Haftungsverbund) of the Austrian savings banks: Sparkasse Mittersill Bank AG, Sparkasse der Stadt Kitzbühel, Sparkasse Reutte AG and Sparkasse Schwaz AG. Since that date, all four savings banks are now included in the consolidated financial statements of Erste Group. Erste Group holds no equity interest in these savings banks.

In aggregate, these four savings banks' identifiable assets acquired and liabilities assumed, measured at fair value, had the following composition at the time of initial consolidation:

in EUR million	Carrying amount	Fair value adjustment	Fair value
Cash and balances with central banks	26.6		26.6
Loans and advances to credit institutions	278.1		278.1
Loans and advances to customers	1,430.0		1,430.0
Risk provisions for loans and advances	(44.7)	(0.5)	(45.2)
Property and equipment	29.1		29.1
Other assets	664.8	13.6	678.4
TOTAL ASSETS	**2,383.8**	**13.1**	**2,396.9**
Deposits by banks	352.2		352.2
Customer deposits	1,428.9		1,428.9
Debt securities in issue	245.0		245.0
Other liabilities	86.0	8.3	94.3
Total equity	271.6	4.8	276.4
TOTAL LIABILITIES AND EQUITY	**2,383.8**	**13.1**	**2,396.9**

The net asset value adjustments pertain to four items: risk provisions for loans and advances, measurement of securities, employee benefit provisions, and the related deferred taxes.

The contribution of the four savings banks in the cross-guarantee system to the operating income of Erste Group from the time of initial consolidation was EUR 60.9 million; their contribution to net profit after minority interest was EUR 0 million.

Steiermärkische Sparkasse acquired a total of 99.22% of Investbanka a.d. Skopje (24.81% directly and indirectly held shares by Erste Group Bank AG), Macedonia. Investbanka a.d. Skopje is included in the consolidated financial statements of Erste Group with effect from 1 October 2008, by full consolidation.

The total purchase price for the acquisition of the shares of Investbanka a.d. Skopje, including transaction costs, was about EUR 38.5 million. The resulting goodwill, after net asset value adjustments, was MKD 1,136.5 million or EUR 18.4 million.

The net asset value adjustments in connection with the purchase price allocation pertain primarily to the recognition of the customer relationships acquired and to the related deferred taxes.

Customer relationships are recognised separately from goodwill. The customer relationships were valued at MKD 277.5 million or EUR 5 million at initial consolidation and are amortised on a straight-line basis over the expected useful life of 10 years.

The contribution of Investbanka a.d. Skopje to the operating income of Erste Group since the time of initial consolidation was EUR 1.8 million; after amortisation of customer relationships, its contribution to net profit after minority interests was EUR 0 million. Had Investbanka a.d. Skopje already been included in Erste Group's consolidated financial statements from 1 January 2008, its contribution to operating profit would have been EUR 6.2 million. In the same case, net profit after minority interests and after amortisation of customer relationships would have been EUR 0 million.

The identifiable assets acquired and liabilities assumed, measured at fair value, had the following composition at the time of initial consolidation:

in EUR million	Carrying amount	Fair value adjustment	Fair value
Loans and advances to credit institutions	13.9		13.9
Loans and advances to customers	76.3		76.3
Risk provisions for loans and advances	(2.5)		(2.5)
Customer relationships	0.0	5.0	5.0
Property and equipment	5.2		5.2
Other assets	20.3		20.3
TOTAL ASSETS	**113.2**	**5.0**	**118.2**
Deposits by banks	29.4		29.4
Customer deposits	65.8		65.8
Other liabilities	2.2	0.5	2.7
Total equity	15.8	4.5	20.3
TOTAL LIABILITIES AND EQUITY	**113.2**	**5.0**	**118.2**

The goodwill associated with Investbanka a.d. Skopje was determined as follows:

in EUR million	2008
Purchase price incl. additional expenses	38.5
Shareholder's equity adjusted	(5.0)
Minority interests restated	**(15.1)**
Total	**(20.1)**
Goodwill	**18.4**

In 2008, Steiermärkische Sparkasse acquired a further 32.34% of ABS Banka d.d. (8.09% directly and indirectly held shares by Erste Group Bank AG), Bosnia-Herzegovina, and thus owned 95.29% of the shares of ABS Banka d.d. at 31 December 2008. The total purchase price (including transaction costs) of the 32.34% stake was about EUR 35.9 million, resulting in goodwill at the acquisition date of BAM 27.9 million or EUR 14.3 million.

Disposals in 2008

On 15 September 2008, following the signing of the contract on 26 March 2008, Erste Group Bank AG largely completed the sale of its insurance holdings in Central and Eastern Europe (including s Versicherung in Austria) to Vienna Insurance Group, having received approval from the competition regulators and local insurance authorities. Upon final approval of the Romanian competition and insurance supervisors, the Romanian portion of the transaction was concluded on 17 December 2008. Under the terms of the transaction, Erste Group and the local subsidiaries retrospectively retain a 5% ownership interest in the local life insurance companies. The 2008 contribution from this transaction to Erste Group's net profit after minority interests was EUR 601.5 million.

In addition to the sale of the insurance subsidiaries, a mutual sales cooperation agreement was concluded with Vienna Insurance Group for a term of 15 years. The value of the sales agreement is about EUR 300 million. This amount will be deferred over the 15-year period in accordance with IFRS.

Acquisitions in 2007

In 2007 Erste Group acquired 100% of Open Joint-Stock Company "Erste Bank" (formerly Bank Prestige), Ukraine. Open Joint-Stock Company "Erste Bank" is included in the consolidated financial statements of Erste Group from the transaction's closing date of 24 January 2007.

The total purchase price of Open Joint-Stock Company "Erste Bank", including transaction costs, was EUR 81.5 million. This gave rise to goodwill of UAH 230.8 million or EUR 35.4 million.

On 2 April 2007 the purchase agreement was signed for the acquisition of 100% of Erste Card Club d.d. (formerly Diners Club Adriatic d.d. Croatia), one of the leading Croatian credit card companies. Erste Card Club d.d. is included in the consolidated financial statements of Erste Group from that date. The purchase price including transaction costs was EUR 152.2 million. This gave rise to goodwill of HRK 602.7 million or EUR 81.4 million after net asset value adjustments.

At the end of December 2007, 41% of the shares of Erste Card Club d.d. were sold by Erste Group Bank AG to Steiermärkische Sparkasse, a fully consolidated subsidiary of Erste Group.

Since April 2007, Steiermärkische Sparkasse acquired a further 14.45% of ABS Banka d.d., Bosnia-Herzegovina, bringing to 62.94% total interest in ABS Banka d.d. at the end of 2007. ABS Banka d.d. is included in the consolidated financial statements of Erste Group with effect from 3 April 2007, by full consolidation.

The total purchase price for the shares of ABS Banka d.d., including transaction costs, was about EUR 33.0 million. The resulting goodwill, after net asset value adjustments, was BAM 30.5 million or EUR 16.5 million.

Having joined the cross-guarantee system, two additional savings banks – Sparkasse Ried im Innkreis-Haag am Hausruck and Waldviertler Sparkasse von 1842 AG – are included in the consolidated financial statements of Erste Group since 31 December 2007. Erste Group does not hold any equity interests in these savings banks.

Shareholdings in significant companies and their representation in the consolidated financial statements are detailed in Note 54.

C. ACCOUNTING POLICIES

a) BASIS OF CONSOLIDATION

All subsidiaries directly or indirectly controlled by Erste Group Bank AG are fully consolidated in the group financial statements, on the basis of the subsidiaries' annual accounts at and for the year ended 31 December 2008.

Erste Group Bank AG is a member of the cross-guarantee system (or "Haftungsverbund") of the Austrian savings bank sector. At the balance sheet date almost all of Austria's savings banks, in addition to Erste Group Bank AG and Erste Bank der oesterreichischen Sparkassen AG, formed part of this cross-guarantee system.

The provisions of the agreement governing the cross-guarantee system are implemented by a steering company, Haftungsverbund GmbH. Erste Group Bank AG indirectly always holds at least 51% of the subscribed capital of the steering company, through Erste Bank der oesterreichischen Sparkassen AG. Two of the four members of the steering company's management, including the CEO, who has the casting vote, are appointed by Erste Bank der oesterreichischen Sparkassen AG. The steering company is vested with the power to monitor the common risk policies of its members. As well, if a member encounters serious financial difficulties – this can be discerned from the specific indicator data that is continually generated – the steering company has the mandate to provide support measures and/or to intervene, as required, in the business management of the affected member savings bank. As Erste Group Bank AG owns the controlling interest in the steering company, it exercises control over the members of the cross-guarantee system. In accordance with IFRS, all cross-guarantee system members are therefore fully consolidated.

Investments in companies over which Erste Group Bank AG exercises a significant influence (associated undertakings, or "associates") are accounted for by the equity method. As a general rule, significant influence is given by an ownership interest of between 20% and 50%. Joint ventures are also included using the equity method (IAS 31.38). Under the equity method, an interest in an associate is recognised in the balance sheet at cost plus post-acquisition changes in the group's share of the net assets of the entity. The group's share of the associate's profit or loss is recognised in the income statement. Entities accounted for by the equity method are recognised largely on the basis of annual financial statements at and for the year ended 31 December 2008.

Business combinations are accounted for using the purchase method, by offsetting the acquisition cost against the parent company's share of identifiable assets and liabilities. The subsidiary's assets and liabilities are measured at their individual fair values at the acquisition date. The difference between acquisition costs and net assets at fair value has been recognised as goodwill since 1 January 1995. Goodwill is tested for impairment annually as required under IFRS 3 (Business Combinations) in conjunction with IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets).

Minority interests are determined on the basis of assets and liabilities measured at fair value. Minority interests are disclosed separately both in the income statement and balance sheet. In the balance sheet, they are shown within total equity, separately from the equity attributable to shareholders of the parent.

Intercompany balances, intercompany income and expenses and intercompany profits and losses are eliminated.

b) ACCOUNTING AND MEASUREMENT METHODS

An asset is recognised in the balance sheet if it is probable that it will generate a future economic benefit for Erste Group and if its cost can be measured reliably.

A liability is recognised in the balance sheet if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and if the amount to be paid can be measured reliably.

Regular way (spot) purchases and sales of financial assets are recognised at settlement date.

Foreign currency translation

The consolidated financial statements of Erste Group are stated in euros, the group's functional currency. This is the currency of the primary business environment in which Erste Group operates.

Assets and liabilities stated in foreign currencies and outstanding foreign currency spot transactions are translated at ECB reference rates; outstanding forward exchange contracts are translated at the forward rate at the balance sheet date.

Currency translation of the financial statements of foreign subsidiaries reporting in foreign currencies and of intangible assets accounted within the acquisition of subsidiaries (goodwill, customer relationships and brand), the ECB reference rate of exchange at the balance sheet date is used for translating the balance sheet and the average rate for the year is used for translating the income statement. Currency translation gains and losses resulting from the consolidation of foreign subsidiaries in the group accounts are recognised directly in equity. When a foreign subsidiary is sold, the cumulative amount recognised in equity for currency translation pertaining to the foreign subsidiary is taken to income.

Net interest income
Interest and similar income mainly includes interest income in the narrow sense on loans and advances to credit institutions and customers, on balances at central banks and on bonds and other interest-bearing securities. Also reported in interest and similar income are current income from shares and other equity-related securities (especially dividends), income from other investments in companies and non-consolidated subsidiaries, income from investment properties and interest-like income calculated in the same manner as interest.

Interest income from impaired loans is calculated by applying the original effective interest rate and is also reported in interest and similar income.

Interest and similar expenses mainly include interest paid on deposits by banks and customer deposits, deposits of central banks, debt securities in issue and subordinated debt (including hybrid issues). This item also includes interest-like expenses calculated in the same way as interest.

Interest income (if deemed collectible) and interest expenses are recognised as they accrue. Income from investments in companies is recognised when the right to receive payment comes into being.

Income from associates accounted for at equity is likewise included in net interest income. Impairment losses, reversal of impairment losses, and realised gains and losses on investments in associates accounted for at equity are reported in other operating result.

Risk provisions for loans and advances
This item includes allocations to and releases of specific and portfolio risk provisions for loans and advances for both on-balance-sheet and off-balance-sheet transactions. Also reported in this item are direct write-offs of loans and advances as well as recoveries on loans written off.

Net fee and commission income
Net fee and commission income consists of income and expenses from services business that were accrued in the reporting period. It includes income and expenses mainly from fees and commissions payable or receivable for payment services, securities brokerage and lending business, as well as from insurance brokerage, mortgage brokerage and foreign exchange transactions.

Net trading result
Net trading result includes all results from securities, derivatives classified as held for trading and currencies. These include realised gains and losses, unrealised changes in fair value, and dividend income and net interest income from trading portfolios.

General administrative expenses
General administrative expenses represent the following expenses accrued in the reporting period: personnel and other administrative expenses, as well as depreciation and amortisation. Not included are any amortisation of customer relationships and impairment of goodwill.

Personnel expenses include wages and salaries, bonuses, statutory and voluntary social security contributions, staff-related taxes and levies, and expenses for severance benefits, pensions and jubilee benefits (including amounts allocated to and released from provisions).

Other administrative expenses include information technology expenses, expenses for office space, office operating expenses, advertising and marketing, expenditures for legal and other consultants as well as sundry other administrative expenses.

Other operating result
Other operating result reflects all other income and expenses not attributable to Erste Group's ordinary activities. This includes especially impairment losses or any reversal of impairment losses as well as results on the sale of property and equipment, amortisation and impairment of customer relationships, any impairment losses on goodwill, and impairment losses (and any reversal of impairment losses) on other intangible assets. In addition, other operating result encompasses the following: expenses for other taxes and for deposit insurance contributions; income from the release of and expenses for allocations to other provisions; impairment losses (and their reversal if any) on investments in associates accounted for at equity and realised gains and losses from the disposal of equity-accounted investments.

Result from financial assets – at fair value through profit or loss

This item consists of results of fair value measurement of and realised gains or losses from securities, derivatives, investments in companies, and credit assets/liabilities assigned to the fair value portfolio (see Note: Financial assets – at fair value through profit or loss).

Result from financial assets – available for sale

The item represents – for available for sale securities and investments in companies – gains or losses on disposal as well as impairment losses and certain types of reversal of impairment loss resulting from a change in the issuer's credit rating (see Note: Financial assets – available for sale).

Result from financial assets – held to maturity

This item is composed of gains and losses from securities classified as held to maturity (see Note: Financial assets – held to maturity). This includes especially impairment losses, and any reversal of impairment losses, resulting from a change in the issuer's credit rating. The reversal of an impairment loss cannot increase the asset's value beyond its amortised cost.

Taxes on income

Taxes on income consist of current and deferred income tax.

Post-tax profit from discontinued operations

This item comprises the net profit from the insurance business up to the time of its disposal, the gain on disposal of the insurance business and the related taxes.

Loans and advances

Loans and advances to credit institutions and to customers are measured at amortised cost, or in case the fair value option was applied, loans and advances to credit institutions and to customers are measured at fair value. Eventual direct write-offs of credit losses are accounted as deductions from the respective carrying amounts or fair values.

The allowances for impairment of loans and advances, inasmuch as it relate to on-balance-sheet assets, are disclosed as risk provisions for loans and advances on the face of the balance sheet.

Interest bearing securities not quoted in an active market are also reported in loans and advances.

Risk provisions for loans and advances

The special risks inherent in the banking business are taken into account as required through an allowance for impairment of loans and advances (for lendings recognised on the balance sheet) and through provisions for off-balance-sheet transactions. Provisions for credit risks are determined using the same measurement methods throughout the group and reflect any collateral present.

Risk provisions for loans and advances include specific risk provisions for loans and advances for which objective evidence of impairment exists. In addition, risk provisions for loans and advances include portfolio risk provisions for loans and advances for which no objective evidence of impairment exists in single observation (incurred but not detected).

When a loan or advance is uncollectible, it is derecognised against an existing related specific risk provision if any, or otherwise is charged off directly in the income statement.

The total amount of risk provisions for loans and advances, in as much as it relates to on-balance-sheet assets, is reported as a line item deduction on the face of the balance sheet in assets, below loans and advances to credit institutions and to customers. The provisions for off-balance-sheet transactions (particularly warranties and guarantees as well as other credit commitments) are included in other provisions.

Trading assets

Trading assets consist of securities, positive market values of derivatives and other financial instruments acquired for trading purposes. Trading assets are measured at fair value, with changes in fair value recognised in profit or loss.

Financial assets – at fair value through profit or loss

Financial assets that, under the group's internal guidelines, are not classified as held for trading but whose performance is evaluated on a fair value basis are reported in the item "financial assets – at fair value through profit or loss" (a treatment referred to as the fair value option) and measured at fair value, with changes in fair value recognised in the income statement. Classification as a financial asset – at fair value through profit or loss is permitted only at initial recognition. Subsequent reclassification is not possible.

Financial assets – available for sale

Financial assets – available for sale are non-derivative financial instruments that are neither held for trading, nor measured at fair value with fair value movements recognised in profit or loss, nor classified as loans and advances or as held to maturity. The item consists of securities and investments in non-consolidated companies. Measurement is at fair value. Changes in fair value of AFS securities arising from measurement are recognised directly in equity until the financial asset is derecognised or impaired. Impairment losses on AFS securities are recognised in the income statement item "result from financial assets – available for sale". If the fair value of the investments in non-consolidated companies cannot be measured reliably, they are recorded at cost.

Financial assets – held to maturity
Non-derivative financial assets with fixed or determinable payments and fixed maturity dates are classified as held to maturity if the group has the intention and ability to hold them until maturity. They are measured at amortised cost. The item "financial assets held to maturity" (HTM) represents bonds and other interest bearing securities held until maturity.

Equity holdings in associates accounted for at equity
This item represents investments in associates.

In accordance with IAS 1.68, investments in companies accounted for by the equity method – known as investments in associates – are reported as a separate line item. Companies are accounted for at equity if the group exercises significant influence over them; this is generally deemed to be the case when the group has an ownership interest of 20% to 50%.

Intangible assets
Intangible assets consist of goodwill resulting from business combinations and other intangibles recognised separately from goodwill (customer relationships, brands, merchant relationships) and software.

As required by IFRS 3 (in conjunction with IAS 36 and IAS 38), an annual impairment test is carried out for all cash-generating units (CGUs) to review the value of existing goodwill. A CGU is the smallest identifiable group of assets that generates permanent cash inflows from continuing use which is largely independent of the cash inflows from other assets or groups of assets. In Erste Group, all business segments distinguished in the segment reporting in the financial statements are defined as CGUs. Separate legal entities within these segments are treated as separate CGUs.

The impairment test is performed for all CGUs to which goodwill is allocated. It is assumed for all other CGUs that any impairment in assets is taken into account on the basis of individual asset valuations. The calculation of the expected cash flows is based on the normalised projected earnings of the CGU. As a rule, the basis for the normalised projected earnings is the reported pre-tax IFRS profit before minority interests in local currency before deduction of consolidation items and before financing costs for the CGU.

To determine the net present values, future cash flows are discounted at a pre-tax discount rate. The planning period consists of a detailed forecast period (typically 3 to 5 years, or longer if warranted by exceptional circumstances) and a rough planning period (represented by a perpetuity calculated based on the latest available detailed planning period). For the perpetuity a growth rate of 2% is applied.

The discount rate used is a long-term risk-free rate before taxes in local currency, to which country- and industry-specific risk premiums are added. These risk premiums do not reflect risks for which future cash flows have already been adjusted. The discount rate used is pre-tax. The discount rates currently used range from 10.22% to 15.56%.

Based on the above parameters, the CGU's value in use is calculated in euros as of each November. Currency translation into euros is based on the exchange rate (middle rate) then prevailing. Where available, the CGU's fair value less costs to sell is determined, based on recent transactions, market quotations, appraisals, etc. The higher of value in use and fair value less costs to sell is the recoverable amount.

The subsidiary's proportionate or full recoverable amount (calculated as outlined above) is compared, respectively, to the sum of proportionate or full equity in the subsidiary, and goodwill. If the proportionate or full recoverable amount is less than the sum of proportionate or full equity and goodwill, the difference is recognised as an impairment loss, in the following order. The impairment loss is allocated first to writing down the CGU's goodwill. Any remaining impairment loss reduces the carrying amount of the CGU's other assets, though not to an amount less than their fair value. There is no need to recognise an impairment loss if the proportionate or full recoverable amount of the CGU is higher than or equal to the sum of proportionate or full equity and goodwill. Once recognised, an impairment loss for goodwill cannot be reversed in later periods.

Customer relationships and brands are capitalised if they can be measured with sufficient reliability; they are recognised separately from goodwill. Customer relationships are amortised on a straight-line basis over their expected useful life. Brands are not amortised as they are assumed to have an indefinite useful life. In the event of impairment, impairment losses are recognised.

Software produced internally is capitalised if the future economic benefits associated with the software are likely to flow to the group and the cost can be reliably determined. Such software is amortised over the estimated useful life, which is generally deemed to be 4 to 6 years; the same range is assumed for acquired software.

In the event of impairment, impairment losses are recognised.

Property and equipment

Property and equipment – land and buildings, office furniture and equipment – are measured at cost, less straight-line depreciation (according to estimated useful life) and any impairment losses.

	Useful life in years
Buildings	20-50
Office furniture and equipment	5-20
Computer hardware	4-5

Assets held for sale

Non-current assets and disposal groups that can be sold in their present condition and are likely to be sold are classified as held for sale and reported in this item. Under IFRS 5, non-current assets held for sale must be written down to the lower of carrying amount and fair value less costs to sell.

Other assets

The most important items reported under other assets are accrued interest and commission income, prepaid expenses, investment properties as defined by IAS 40, and positive fair values of derivatives in the banking book.

Investment properties are measured at cost less accumulated straight-line depreciation based on useful life using the cost model permitted by IAS 40. Any impairment losses are recognised as required. If the reasons which led to the impairment cease to apply, the previously recognised impairment loss is reversed to no more than the asset's carrying amount if no impairment loss had been recognised. Investment properties under IAS 40.32B are measured at fair value.

Leases

The lease agreements in force at Erste Group almost exclusively represent finance leases, defined as leases in which all of the risks and rewards associated with the leased asset are transferred to the lessee. Pursuant to IAS 17, the lessor reports a receivable from the lessee amounting to the present value of the contractually agreed payments, taking into account any residual value.

In the case of operating leases – defined as leases where the risks and rewards of ownership remain with the lessor – the leased asset is reported by the lessor in property and equipment and depreciated in accordance with the principles applicable to the assets involved.

Deposits and other liabilities

Deposits and other liabilities are stated at amortised cost, except for those measured at fair value through profit or loss. Deposits and other liabilities that meet the criteria for use of the fair value option are reported at fair value. Zero coupon bonds and similar instruments are likewise reported at amortised cost or at their present value.

Trading liabilities

This item represents derivative financial instruments with a negative fair value, delivery obligations from securities short sales, and other trading portfolio liabilities.

Other provisions

Long-term employee benefit provisions, which are reported in other provisions, are for pensions, severance and jubilee benefits. They relate to defined-benefit plans. The pension obligations for current employees were transferred to external pension funds in previous years. Pension provisions relate only to retired employees. Remaining with Erste Group is a defined-benefit obligation for entitlements of former employees who were already retired as of 31 December 1998 before the pension reform took effect, and for those former employees who retired only in 1999 but remained entitled to a direct pension from Erste Group under individual agreements; and for entitlements to resulting survivor pensions. Severance benefit provisions are created for severance benefit obligations to Austrian employees who entered the group's employment before 1 January 2003.

The severance benefit is a one-time remuneration to which employees are entitled when their employment relationship ends. The entitlement to this severance pay arises after three years of employment. Provisions are also established for "jubilee" benefit obligations to Austrian employees. Jubilee payments (long-service/loyal-service payments) are remuneration tied to the length of employees' service to an employer. The entitlement to jubilee benefits is established by collective agreement, which defines both the conditions and amount of the entitlement.

In accordance with IAS 19 (Employee Benefits), long-term employee provisions are determined using the projected unit credit method. Future obligations are determined based on actuarial expert opinions. The calculation takes into account not only those pensions and vested rights to future pension payments known at the balance sheet date, but also anticipated future rates of increase in salaries and pensions.

As of 31 December 2008, for all domestic subsidiaries, the most important actuarial assumptions used in the computation were adjusted to reflect the situation at year-end 2008. Thus, the actuarial calculation of pension, severance and jubilee benefit obligations is based on a discount rate (long-term capital market interest rate) of 5.5% per annum (previously: 5.0%). The statutory increase in pension benefits is assumed to be 3.0% per year (previously: 2.5%) and severance and jubilee benefits are calculated based on an expected annual increase of 4.3% per year in salaries (previously: 3.8%).

Long-term employee benefit provisions (pension, severance and jubilee benefit obligations) were calculated in accordance with the Pagler & Pagler mortality tables titled "AVÖ 2008 P – Rechnungsgrundlagen für die Pensionsversicherung".

The expected retirement age for each employee was individually calculated on the basis of the changes set out in the Budget Implementation Act of 2003 (Austrian Federal Law Gazette Vol. I No. 71/2003) regarding the increase in the minimum retirement age. The currently applicable legislation on the gradual raising of the retirement age for men and women to 65 was taken into consideration.

For the Central European subsidiaries the discount rates used range from 4.8% (previously: 5.25%) to 7.0% (previously: 7.4%) depending on the country.

The liability recognised from a defined-benefit plan represents the present value of the obligation less the fair value of the plan assets available for the direct settlement of obligations. At Erste Group the plan assets consist of qualifying insurance policies purchased to back severance and jubilee benefit provisions.

Erste Group applies the option allowed by IAS 19 to recognise actuarial gains or losses in respect of employee benefit provisions (defined-benefit plans for post-employment benefits) outside profit or loss. Actuarial gains or losses in pension and severance benefit obligations and of plan assets available to settle these obligations are recognised directly in equity for the period in which they occur (IAS 19.93A).

Actuarial gains or losses in provisions for jubilee benefits – for which the option of recognition outside profit or loss is not allowed – are recognised in profit or loss in the period during which they occur.

Sundry provisions are made for contingent liabilities to outside parties in the amount of the expected expense. Also included in sundry provisions are restructuring provisions and provisions for off-balance sheet risks.

Underwriting provisions are presented as a main item of that name.

Liabilities associated with assets held for sale

This item comprises liabilities associated with assets held for sale, that are, liabilities which form part of a disposal group.

Shares and share-based payments

Erste Group grants shares and share options to employees and managers as compensation for their services, under employee share ownership and management share option plans. These share-based payments are recognised and measured in accordance with IFRS 2 (Share-based Payment). Shares and share options granted under the employee share ownership plan (ESOP) and under the management share option plans (MSOP) of 2002 and 2005 are measured at fair value at grant date. Any expense incurred in granting shares at a discounted price (the difference between issue price and fair value) under the ESOP is recognised immediately in profit or loss within personnel expenses. Any expense resulting from option grants under the MSOP is spread over the vesting period (the period between the grant date and the first permitted exercise date) and recognised in personnel expenses. Fair value is determined by means of generally accepted option pricing models (Black and Scholes, Binomial model).

Tax assets and liabilities

Assets and liabilities in respect of current and deferred taxes are recorded in tax assets and tax liabilities.

Current tax assets and liabilities are recognised at the amounts expected to be paid to or credited by the tax authorities concerned.

In measuring deferred taxes, the balance sheet liability method is used for temporary differences. Under this method the carrying amount of an asset or liability in the balance sheet is compared with its tax base for the respective group entity. Differences between these amounts represent temporary differences for which deferred tax assets or deferred tax liabilities are recognised regardless of when such differences cease to exist. The deferred taxes for the group entities are measured at the local future tax rates that are expected to be applied. A group entity's deferred tax assets are netted with its deferred tax liabilities to the extent that the taxes in question relate to the same tax authority.

Deferred tax assets for unused tax losses are recognised inasmuch as it is likely that these loss carryforwards will be utilised in the future by offsetting against taxable income to realise a tax benefit. Deferred taxes are not discounted.

Sale and repurchase agreements and securities lending/borrowing

Repurchase agreements, also known as "repos" or "sale and repurchase agreements", are contracts under which financial assets are transferred to a transferee (lender) in return for a cash payment while also specifying that the financial assets must later be transferred back to the transferor (borrower) for an amount of money agreed in advance. The financial assets transferred out by Erste Group under repurchase agreements remain on the group's balance sheet and are measured according to the rules applicable to the respective balance sheet item. The cash received under repo arrangements is recorded in deposits by banks or customer deposits as appropriate.

Conversely, under agreements to resell, known as "reverse repos", financial assets are acquired for a consideration while at the same time committing to their future resale. Erste Group's cash outflows under reverse repos are recorded in loans and advances to credit institutions or loans and advances to customers as appropriate.

In securities lending transactions, the lender transfers ownership of securities to the borrower on the condition that the borrower will retransfer, at the end of the agreed loan term, ownership of instruments of the same type, quality and quantity and will pay a fee determined by the duration of the loan. Securities lent to counterparties are accounted for in the same way as repos: They are retained in the group's financial statements and are measured in accordance with IAS 39. Securities lending and borrowing transactions are generally collateralised. Collateral furnished by the securities borrower continues to be recorded in the borrower's financial statements.

Financial guarantees

An obligation arising from a financial guarantee is recognised as soon as Erste Group becomes a contracting party, i.e., when the guarantee offer is accepted. Financial guarantees are initially measured at fair value at the date of recognition. On balance, the fair value of a financial guarantee at contract inception is nil, as the value of the agreed premium in a stand-alone arm's length transaction with an unrelated party generally equals the value of the guarantee obligation. In subsequent measurement, the guarantee contract is reviewed for a possible requirement for a provision.

Significant judgements, assumptions and estimates

The consolidated financial statements contains amounts that have been determined on the basis of judgements and by use of estimates and assumptions. As a consequence of the uncertainty associated with these assumptions and estimates, actual results could in future periods lead to adjustments in the carrying amounts of the related assets or liabilities.

The estimates and assumptions used are based on historical experience and other factors, such as planning as well as expectations and forecasts of future events that are currently deemed to be reasonable.

Estimation uncertainty is associated with impairment tests to review the carrying amounts of intangible assets (particularly goodwill) in determining value in use.

The determination of deferred tax assets requires assumptions in respect of the expected timing and amount of future taxable income and regarding future tax planning.

The actuarial valuation of long-term employee benefit provisions is based on assumptions as to discount rates, future rates of change in salaries, mortality and future pension increases.

Risk provisions for loans and advances are determined on the basis of expected future cash flows.

Where the fair value of on-balance sheet financial assets and financial liabilities cannot be determined by reference to market prices, it is ascertained on the basis of valuation models. Additional information is provided in note 45, fair value of financial instruments.

Judgement is required especially in the treatment of lease relationships entered into by Erste Group as lessor.

Furthermore, judgements are in particular necessary concerning negative valuations from financial instruments of the available for sale portfolio. Erste Group judges a negative valuation as impairment, if there is, due to one or several events that occurred after initial balancing of the financial instrument, an objective indication for a reduction in value and this reduction has an impact on the expected future cash flows of the financial instrument.

c) APPLICATION OF AMENDED AND NEW IFRS/IAS

Effective standards and interpretations

In October 2008 the IASB issued amendments to IAS 39 (Financial Instruments: Recognition and Measurement) and to IFRS 7 (Financial Instruments: Disclosures) which were adopted into European Union law in the same month. These amendments permit reclassification, in rare circumstances, of some financial instruments out of the trading category and out of the available-for-sale portfolio. Erste Group did not make use of this option.

IFRIC Interpretation 11 (Group and Treasury Share Transactions) was issued in November 2006 and adopted into European Union law with effect from 1 June 2007. Under this interpretation, arrangements whereby employees are granted rights to an entity's equity instruments must be accounted for as equity-settled share-based payment transactions even if the entity buys the instruments from another party or if the shareholders of the entity provide the equity instruments needed. This interpretation must be applied for financial years beginning on or after 1 March 2007. Its application did not have an impact on Erste Group.

IFRIC Interpretation 14 (The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction) was published in July 2007 and adopted into European Union law in December 2008. IFRIC 14 provides guidance for determining the maximum amount of surplus in a defined-benefit plan that may be recognised as an asset under IAS 19 (Employee Benefits). IFRIC 14 must be applied for financial years beginning on or after 1 January 2008. Its application did not have an impact on the results and financial position of Erste Group.

Standards and interpretations applied before their effective date

In November 2006 the IASB issued IFRS 8 (Operating Segments). In November 2007, IFRS 8 was adopted into European Union law. IFRS 8 replaces IAS 14 and prescribes segment reporting based on operating segments. Under IFRS 8, operating segments are defined as those components of an entity for which separate financial information is available that is regularly reviewed by the entity's chief operating decision maker (a definition based on the so-called "management approach"). Application of IFRS 8 is mandatory from 1 January 2009. Erste Group has applied IFRS 8 early.

In March 2007 the IASB issued the revised IAS 23 (Borrowing Costs). It was adopted into European Union law in December 2008. The standard requires the capitalisation of borrowing costs that can be attributed to qualifying assets. A qualifying asset is an asset that requires a substantial period of time to be readied for its intended use or sale. Application of the amended IAS 23 is mandatory for financial years beginning on or after 1 January 2009. Erste Group has applied the revised IAS 23 early. As the standard requires prospective application, it did not result in retrospective changes.

Standards and interpretations not yet applied

IFRIC Interpretation 13 (Customer Loyalty Programmes) was published in June 2007 and adopted into European Union law in December 2008. Under this interpretation, loyalty award credits granted to customers are to be accounted for as a separately identifiable component of the sales transactions in which they were granted. Part of the fair value of the consideration received is allocated to the award credits, on an accrual basis. This portion is subsequently recognised as income in the reporting period during which the award credits are redeemed. IFRIC 13 is effective for financial years beginning on or after 1 July 2008. Its application is not expected to have a material impact on the results and financial position of Erste Group.

In January 2008 the IASB published an amendment to IFRS 2 (Share-based Payment). The revision was adopted into European Union law in December 2008. The changes to IFRS 2 define vesting conditions in greater detail and provide explicit rules for the accounting treatment of effectively cancelled share-based payment arrangements. Application of the amended IFRS 2 is mandatory for financial years beginning on or after 1 January 2009. Its application is not expected to have a material impact on the results and financial position of Erste Group.

A revised IAS 1 (Presentation of Financial Statements) was issued by the IASB in September 2007 and adopted into European Union law in December 2008. The amendment pertains to the presentation of changes in equity and introduces the presentation of comprehensive income. Application of the amended IAS 1 is mandatory for financial years beginning on or after 1 January 2009. Its application will not have an impact on the results and financial position of Erste Group.

In January 2008 the IASB issued an amended IFRS 3 (Business Combinations) and an amended IAS 27 (Consolidated and Separate Financial Statements). However, these revisions still require endorsement by the EU for adoption into European law. The most important changes in the amended IFRS 3 are:

- It creates an option, available on a transaction-by-transaction basis, to measure non-controlling interests either at fair value or at the proportionate share of the net assets acquired.

- A contingent consideration for the acquisition must be measured at fair value at the acquisition date.

- The acquirer's transaction costs must be recognised as period expenses.

The changes to IAS 27 relate to the presentation of minority interests in the financial statements, the accounting treatment when control of a subsidiary is lost, and the attribution of profit or loss to controlling and non-controlling interests in a subsidiary. The revisions to IFRS 3 and IAS 27 are effective for financial years beginning on or after 1 July 2009. Erste Group is currently assessing the possible effects of the application of the revised IFRS 3 and IAS 27 on the group.

In May 2008, IASB published a standard with the aim of changing different IFRS standards to eliminate inconsistencies and clarify formulations. This standard is not expected to have a material impact on the results and financial position of Erste Group.

Furthermore, IFRIC-12 (Service Concession Arrangements) is not expected to have a material impact on the results and financial position of Erste Group.

D. NOTES TO THE CONSOLIDATED INCOME STATEMENT AND THE CONSOLIDATED BALANCE SHEET OF ERSTE GROUP

1) Net interest income

in EUR million	2008	2007
Interest income		
Lending and money market transactions with credit institutions	1,886.7	1,342.8
Lending and money market transactions with customers	8,120.4	6,334.1
Bonds and other interest-bearing securities	1,423.9	1,521.7
Other interest and similar income	26.9	54.4
Current income		
Equity-related securities	130.2	120.9
Investments		
Non-consolidated subsidiaries	13.4	9.5
Other investments	21.6	17.6
Investment properties	82.2	72.2
Interest and similar income	**11,705.3**	**9,473.2**
Interest income from financial assets - at fair value through profit or loss	239.2	192.2
Total interest and similar income	**11,944.5**	**9,665.4**
Interest expenses		
Deposits by banks	(2,105.9)	(1,829.0)
Customer deposits	(3,259.1)	(2,404.1)
Debt securities in issue	(1,292.5)	(1,135.2)
Subordinated liabilities	(389.0)	(351.3)
Other	(6.4)	(23.4)
Interest and similar expenses	**(7,052.9)**	**(5,743.0)**
Interest expenses from financial assets - at fair value through profit or loss	0.0	(0.4)
Total interest and similar expenses	**(7,052.9)**	**(5,743.4)**
Income from associates accounted for at equity	**21.5**	**23.8**
Total	**4,913.1**	**3,945.8**

2) Risk provisions for loans and advances

in EUR million	2008	2007
Allocation to risk provisions for loans and advances	(1,720.3)	(1,308.6)
Release of risk provisions for loans and advances	668.8	849.4
Direct write-offs of loans and advances	(80.7)	(89.4)
Recoveries on written-off loans and advances	60.8	93.9
Total	**(1,071.4)**	**(454.7)**

3) Net fee and commission income

in EUR million	2008	2007
Lending business	375.5	346.3
Payment transfers	855.2	742.0
Card business	196.7	152.3
Securities transactions	451.3	517.8
Investment fund transactions	209.0	239.8
Custodial fees	31.1	53.2
Brokerage	211.2	224.8
Insurance brokerage	89.2	59.7
Building society brokerage	42.5	38.2
Foreign exchange transactions	37.2	37.2
Investment banking business	16.7	27.8
Other	103.5	88.9
Total	**1,971.1**	**1,857.9**

4) Net trading result

in EUR million	2008	2007
Securities and derivatives trading	(141.1)	102.1
Foreign exchange transactions	255.8	249.0
Total	**114.7**	**351.1**

5) General administrative expenses

in EUR million	2008	2007
Personnel expenses	(2,313.8)	(2,189.3)
Other administrative expenses	(1,313.1)	(1,070.5)
Depreciation and amortisation	(375.0)	(382.3)
Total	**(4,001.9)**	**(3,642.1)**

Personnel expenses

in EUR million	2008	2007
Wages and salaries	(1,710.0)	(1,618.9)
Compulsory social security contributions	(461.3)	(440.1)
Long-term employee provisions	(95.0)	(83.0)
Other personnel expenses	(47.5)	(47.3)
Total	**(2,313.8)**	**(2,189.3)**

Personnel expenses include expenses of EUR 46.3 million (2007: EUR 41.6 million) for defined-contribution plans.

Average number of employees during the financial year (weighted according to the level of employment)

	2008	2007
Employed by Erste Group	53,847	52,352
Domestic	16,369	15,128
Haftungsverbund savings banks	7,725	6,906
Abroad	37,478	37,224
Banca Comercială Română Group	11,564	13,084
Česká spořitelna Group	10,911	10,897
Slovenská sporiteľňa Group	4,916	4,812
Erste Bank Hungary Group	3,194	3,064
Erste Bank Croatia Group	1,975	1,827
Erste Bank Serbia	942	906
Erste Bank Ukraine	1,849	784
Other subsidiaries and foreign branch offices	2,127	1,850

Other administrative expenses

in EUR million	2008	2007
IT expenses	(311.0)	(244.4)
Expenses for office space	(261.4)	(233.5)
Office operating expenses	(203.1)	(164.7)
Advertising/marketing	(205.2)	(179.6)
Legal and consulting costs	(178.5)	(123.5)
Sundry administrative expenses	(153.9)	(124.8)
Total	**(1,313.1)**	**(1,070.5)**

Depreciation and amortisation

in EUR million	2008	2007
Software and other intangible assets	(151.2)	(163.5)
Real estate used by the Group	(75.2)	(71.4)
Office furniture and equipment and sundry property and equipment	(148.6)	(147.4)
Total	**(375.0)**	**(382.3)**

Amortisation of customer relationships is not included in the item depreciation and amortisation, but in other operating result.

6) Other operating result

in EUR million	2008	2007
Other operating income	242.5	198.8
Other operating expenses	(1,021.3)	(368.1)
Total	**(778.8)**	**(169.3)**

Result from real estates/properties	4.7	25.1
Allocation/release of other provisions/risks	(25.5)	8.3
Expenses for deposit insurance contributions	(45.3)	(37.6)
Amortisation of intangible assets (customer relationships)	(76.9)	(81.8)
Other taxes	(25.5)	(26.0)
Impairment of goodwill	(579.1)*)	0.0
Result from other operating expenses/income	(31.2)	(57.3)
Total	**(778.8)**	**(169.3)**

*) Thereof apply to Banca Comercială Română, Erste Bank Serbia and Erste Bank Ukraine in total EUR 566,8 million.

7) Result from financial assets – at fair value through profit or loss

in EUR million	2008	2007
Gain/(loss) from measurement/sale of financial assets at fair value through p&l	(295.6)	(47.8)

8) Result from financial assets – available for sale

in EUR million	2008	2007
Gain/(loss) from sale of financial assets available for sale	66.1	54.5
Impairment / reversal of impairment of financial assets available for sale	(279.9)	(3.5)
Total	**(213.8)**	**51.0**

During the reporting period the amount removed from equity to result from financial assets – available for sale was EUR (52,7) million (2007: EUR 36,0 million).

9) Result from financial assets – held to maturity

in EUR million	2008	2007
Income		
Income from sale of financial assets held to maturity	0.0	0.7
Reversal of impairment loss of financial assets held to maturity	0.0	0.2
Expenses		
Loss from sale of financial assets held to maturity	(0.7)	(0.2)
Impairment of financial assets held to maturity	(60.5)	0.0
Total	**(61.2)**	**0.7**

10) Taxes on income

Taxes on income are made up of current taxes on income calculated in each of the group companies based on the results reported for tax purposes, corrections to taxes on income for previous years, and the change in deferred taxes.

in EUR million	2008	2007
Current tax expense	(342.3)	(335.0)
Deferred tax expense / income	165.0	(36.0)
Total	**(177.3)**	**(371.0)**

The following table reconciles the product of pre-tax profit multiplied by the Austrian tax rate to the income taxes reported in the income statement.

in EUR million	2008	2007
Pre-tax profit from continuing operations	576.2	1,892.6
Income tax expense for the financial year at the domestic statutory tax rate (25%)	(144.1)	(473.2)
Impact of different foreign tax rates	53.6	24.9
Impact of tax-exempt earnings of investments and other tax-exempt income	139.7	132.2
Tax increases due to non-deductible expenses	(258.3)	(55.0)
Tax income not attributable to the reporting period	31.8	0.1
Total	**(177.3)**	**(371.0)**

11) Profit from discontinued operations net of tax

in EUR million	2008	2007
Profit from disposal of discontinuing operations	749.6	0.0
Taxes from disposal of discontinued operations	(118.7)	0.0
Profit from discontinued operations	8.0	35.0
Income tax on discontinued operations	0.8	(6.6)
Total	**639.7**	**28.4**

12) Appropriation of profit

It will be proposed to the annual general meeting of Erste Group Bank AG to pay shareholders a dividend of EUR 0.65 per share (prior year: EUR 0.75 per share), or EUR 206,058,295.95 in total. The distributable profit according to Austrian accounting regulations of Erste Group Bank AG amounts to EUR 206.1 million (2007: EUR 237.4 million).

13) Cash and balances with central banks

in EUR million	2008	2007
Cash in hand	2,236	1,894
Balances with central banks	5,320	5,721
Total	**7,556**	**7,615**

14) Loans and advances to credit institutions

in EUR million	2008	2007
Loans and advances to domestic credit institutions	1,471	1,556
Loans and advances to foreign credit institutions	12,873	13,381
Total	**14,344**	**14,937**

Loans and advances to credit institutions include a total of EUR 100.9 million of items to which the fair value option was applied.

15) Loans and advances to customers

in EUR million	2008	2007
Loans and advances to domestic customers		
Public sector	2,947	2,934
Commercial customers	35,821	31,357
Private customers	22,805	21,463
Unlisted securities	0	20
Other	136	114
Total loans and advances to domestic customers	**61,709**	**55,888**
Loans and advances to foreign customers		
Public sector	2,026	1,978
Commercial customers	34,179	32,932
Private customers	26,948	21,878
Unlisted securities	1,172	1,084
Other	151	196
Total loans and advances to foreign customers	**64,476**	**58,068**
Total	**126,185**	**113,956**

16) Risk provisions for loans and advances

Risk provisions 2008

in EUR million	2007	Acquisition of subsidiaries	Currency translation	Allocations	Use	Releases	Interest income from non-performing loans	Reclassification[2]	2008
Specific provisions	2,431	34	(18)	1,377	(443)	(521)	(85)	227	3,002
Portfolio provisions	865	11	(8)	241	0	(76)	0	(252)	781
Risk provisions for loans and advances[1]	**3,296**	**45**	**(26)**	**1,618**	**(443)**	**(597)**	**(85)**	**(25)**	**3,783**
Other risk provisions[3]	143	0	1	9	(26)	(24)	0	4	107
Provision for guarantees	66	0	(1)	92	(3)	(48)	0	21	127
Total	**3,505**	**45**	**(26)**	**1,719**	**(472)**	**(669)**	**(85)**	**0**	**4,017**

1) Risk provisions for loans and advances are recognised in the balance sheet as a deduction from assets.
2) In the course of implementation of Erste Group Risk management standards, portfolio provisions were reclassified to specific provisions.
3) Other risk provisions mainly include provisions for legal proceedings, realisation losses, and liabilities for statements made in offering circulars.

Risk provisions 2007

in EUR million	2006	Acquisition of subsidiaries	Currency translation	Allocations	Use	Releases	Interest income from non-performing loans	Reclassification[2]	2007
Specific provisions	2,476	48	(6)	1,030	(375)	(612)	(62)	(68)	2,431
Portfolio provisions	657	3	(33)	228	0	(204)	0	214	865
Risk provisions for loans and advances[1]	**3,133**	**51**	**(39)**	**1,258**	**(375)**	**(816)**	**(62)**	**146**	**3,296**
Other risk provisions[3]	105	0	1	22	(3)	(10)	0	28	143
Provision for guarantees	70	0	0	30	(1)	(25)	0	(8)	66
Total	**3,308**	**51**	**(38)**	**1,310**	**(379)**	**(851)**	**(62)**	**166**	**3,505**

1) Risk provisions for loans and advances are recognised in the balance sheet as a deduction from assets.
2) Reclassifications include reintegrations of loans written off.
3) Other risk provisions mainly include provisions for legal proceedings, realisation losses, and liabilities for statements made in offering circulars.

17) Trading assets

in EUR million	2008	2007
Bonds and other interest-bearing securities		
Listed	4,327	3,900
Unlisted	148	121
Equity-related securities		
Listed	112	507
Unlisted	415	299
Positive fair value of derivative financial instruments		
Currency-related derivatives	485	433
Interest-rate-related derivatives	1,987	1,286
Other derivatives	60	91
Total	**7,534**	**6,637**

Among equity-related securities especially investment-funds are disclosed.

18) Financial assets – at fair value through profit or loss

in EUR million	2008	2007
Bonds and other interest-bearing securities		
Listed	3,164	3,534
Unlisted	158	117
Equity-related securities	736	883
Total	**4,058**	**4,534**

Among equity-related securities especially investment-funds are disclosed.

19) Financial assets – available for sale

in EUR million	2008	2007
Bonds and other interest-bearing securities		
Listed	9,248	9,190
Unlisted	3,597	3,665
Equity-related securities		
Listed	418	529
Unlisted	2,301	2,460
Equity holdings	469	356
Total	**16,033**	**16,200**

Among equity-related securities especially investment-funds are disclosed.

20) Financial assets – held to maturity

in EUR million	2008	2007
Listed	12,859	15,209
Unlisted	1,286	1,634
Total	**14,145**	**16,843**

21) Investments of insurance companies

in EUR million	2008	2007
Held to maturity portfolio	-	1,532
Fair value portfolio (fair value option)	-	2,615
Available for sale portfolio	-	3,683
Other	-	224
Total	**-**	**8,054**

22) Equity holdings in associates accounted for at equity

in EUR million	2008	2007
Credit institutions	128	112
Non-credit institutions	132	173
Total	**260**	**285**

The table below shows the aggregated financial information of companies accounted for at equity:

in EUR million	2008	2007
Total assets	6,018	5,421
Total liabilities	4,231	3,428
Income	884	583
Profit / (loss)	59	83

At 31 December 2008, the fair value of listed companies accounted for at equity was EUR 12.1 million (2007: EUR 99.6 million). The decrease compared to the prior year resulted mainly from the disposal of the insurance business.

23) Movements in fixed assets schedule

Movements in fixed assets schedule 2008

in EUR million	At cost 2007	Acquisition of subsidiaries (+)	Disposal of subsidiaries (–)	Currency translation (+/–)	Additions (+)	Disposals (–)	At cost 2008
Intangible assets	**7,519**	**61**	**(213)**	**(410)**	**231**	**(80)**	**7,108**
Goodwill	4,818	43	(150)	(293)	0	0	4,418
Customer relationships	838	0	(55)	(81)	5	0	707
Brand	360	0	(2)	(37)	0	0	321
Other (primarily software)	1,503	18	(6)	1	226	(80)	1,662
Property and equipment	**4,443**	**44**	**(5)**	**(62)**	**554**	**(350)**	**4,624**
Land and buildings (used by the group)	2,611	30	(2)	(49)	255	(123)	2,722
Office furniture and equipment, hardware and sundry property and equipment	1,832	14	(3)	(13)	299	(227)	1,902
Investment properties and movable other property[1]	**1,476**	**47**	**0**	**1**	**145**	**(118)**	**1,551**
Investment properties	1,420	47	0	1	132	(90)	1,510
Movable other property	56	0	0	0	13	(28)	41
Total	**13,438**	**152**	**(218)**	**(471)**	**930**	**(548)**	**13,283**

1) Investment properties and movable other property are reported in other assets.

The amount recorded for investment properties includes carrying amounts of leased assets of EUR 94 million (31 December 2007: EUR 251 million) of assets under operating leases.

In the reporting period, borrowing costs of EUR 24.8 million were capitalised. The related interest rates ranged from 4.4% to 8.2%.

in EUR million	Accumulated depreciation 2008	Currency translation (+/–)	Amortisation and depreciation (–)[2]	Impairment (+/–)[3]	Carrying amounts 2008
Intangible assets	**(2,303)**	**19**	**(228)**	**(576)**	**4,805**
Goodwill	(1,007)	0	0	(579)[4]	3,411
Customer relationships	(146)	16	(77)	0	561
Brand	0	0	0	0	321
Other (primarily software)	(1,150)	3	(151)	3	512
Property and equipment	**(2,238)**	**17**	**(224)**	**8**	**2,386**
Land and buildings (used by the group)	(835)	6	(75)	8	1,887
Office furniture and equipment, hardware and sundry property and equipment	(1,403)	11	(149)	0	499
Investment properties and movable other property[1]	**(272)**	**4**	**(31)**	**(33)**	**1,279**
Investment properties	(257)	4	(27)	(33)	1,253
Movable other property	(15)	0	(4)	0	26
Total	**(4,813)**	**40**	**(483)**	**(601)**	**8,470**

1) Investment properties and movable other property are reported in other assets.
2) Including amortisation and depreciation reported by non-bank companies, which is reflected in other operating result.
3) Impairment losses are included in other operating result.
4) Thereof apply to Banca Comercială Română, Erste Bank Serbia and Erste Bank Ukraine in total EUR 566,8 million.

Goodwill at 31 December 2008 comprised predominantly goodwill of EUR 1,917.5 million (2007: EUR 2,729.9 million) from Banca Comercială Română S.A, goodwill of EUR 543.1 million (2007: EUR 543.1 million) from Česká spořitelna a.s., goodwill of EUR 312.7 million (2007: EUR 312.7 million) from Erste Bank Hungary Nyrt. and goodwill of EUR 226.3 million (2007: EUR 221.5 million) from Slovenská sporitel'ňa a.s.

At 31 December 2008, customer relationships included the customer relationships of Banca Comercială Română at EUR 515.2 million (2007: EUR 693.1 million), the customer relationships and distribution network of Erste Card Club d.d. Croatia at EUR 38.3 million (2007: EUR 45.2 million), the customer relationships of ABS Banka d.d., at EUR 3.2 million (2007: EUR 5.4 million) as well as the customer relationships of Investbanka a.d. Skopje at EUR 4.5 million.

The item brand at 31 December 2008 consisted of the brand of Banca Comercială Română, at EUR 321.0 million (2007: EUR 359.7 million).

In view of the deterioration in the global macroeconomic environment and its expected future effects on Central and Eastern Europe, the business plans for 2009 to 2011 were adjusted accordingly. This resulted in impairments on the goodwill of the entities in Romania (EUR 480.0 million), in Serbia (EUR 65.5 million) and in Ukraine (EUR 21.3 million).

Movements in fixed assets schedule 2007

in EUR million	At cost restated 2006	Acquisition of sub-sidiaries (+)	Currency translation (+/–)	Additions (+)	Disposals (–)	At cost 2007
Intangible assets	**7,426**	**206**	**(247)**	**255**	**(121)**	**7,519**
Goodwill	4,852	149	(183)	0	0	4,818
Customer relationships	833	56	(51)	0	0	838
Brand	384	0	(24)	0	0	360
Other (primarily software)	1,357	1	11	255	(121)	1,503
Property and equipment	**4,187**	**102**	**(2)**	**386**	**(230)**	**4,443**
Land and buildings (used by the group)	2,439	93	(5)	169	(85)	2,611
Office furniture and equipment, hardware and sundry property and equipment	1,748	9	3	217	(145)	1,832
Investment properties and movable other property[1]	**1,242**	**22**	**10**	**292**	**(90)**	**1,476**
Investment properties	1,191	22	10	280	(83)	1,420
Movable other property	51	0	0	12	(7)	56
Total	**12,855**	**330**	**(239)**	**933**	**(441)**	**13,438**

1) Investment properties and movable other property are reported in other assets.

in EUR million	Accumulated depreciation 2007	Currency translation (+/–)	Amortisation and depreciation (–)[2]	Impairment (+/–)[3]	Carrying amounts 2007
Intangible assets	**(1,556)**	**(2)**	**(246)**	**(16)**	**5,963**
Goodwill	(428)	0	0	(5)	4,390
Customer relationships	(94)	7	(82)	0	744
Brand	0	0	0	0	360
Other (primarily software)	(1,034)	(9)	(164)	(11)	469
Property and equipment	**(2,154)**	**(8)**	**(218)**	**(7)**	**2,289**
Land and buildings (used by the group)	(788)	(4)	(71)	(7)	1,823
Office furniture and equipment, hardware and sundry property and equipment	(1,366)	(4)	(147)	0	466
Investment properties and movable other property[1]	**(245)**	**(8)**	**(28)**	**6**	**1,231**
Investment properties	(211)	(9)	(24)	6	1,209
Movable other property	(34)	1	(4)	0	22
Total	**(3,955)**	**(18)**	**(492)**	**(17)**	**9,483**

1) Investment properties and movable other property are reported in other assets.

2) Including amortisation and depreciation reported by non-bank companies, which is reflected in other operating result.

3) Impairment losses are included in other operating result.

24) Tax assets and liabilities

in EUR million	Tax assets 2008	Tax assets 2007	Tax liabilities 2008	Tax liabilities 2007
Deferred tax assets				
Temporary differences relate to the following items:				
Loans and advances to credit institutions and customers	32	34	(200)	(136)
Risk provisions for loans and advances	40	17	(28)	(11)
Financial assets - at fair value through profit or loss	4	4	1	(2)
Financial assets - available for sale	528	179	38	39
Property and equipment	7	6	105	80
Deposits by banks and customer deposits	(26)	(27)	(7)	(17)
Long-term employee provisions	139	115	3	26
Sundry provisions	20	7	14	10
Tax loss carry forward	56	47	53	27
Customer relationships and brand	0	0	(141)	(178)
Other	1	33	(117)	(100)
Total deferred taxes	**801**	**415**	**(279)**	**(262)**
Current taxes	**58**	**31**	**(110)**	**(67)**
Total taxes	**859**	**446**	**(389)**	**(329)**

In compliance with IAS 12.39, no deferred tax liabilities were recognised for temporary differences relating to investments in subsidiaries in the amount of EUR 358 million (31 December 2007: EUR 331 million), as they will not reverse in the foreseeable future.

No deferred taxes were recognised for tax loss carryforwards of EUR 800 million (31 December 2007: EUR 541 million), as they will not be realised in the foreseeable future.

25) Assets held for sale

in EUR million	2008	2007
Assets held for sale	47	-
Disposal group	479	-
Total	**526**	**-**

Specified assets classified as disposal group were as of 31 December 2008 as follows:

in EUR million	2008
Loans and advances to credit institutions	158
Loans and advances to customers	268
Other assets	53
Total	**479**

The income and expenses recognised directly in equity for these assets at 31 December 2008 amounted to EUR (1.1) million.

26) Other assets

in EUR million	2008	2007
Accrued interest and commissions	1,837	1,756
Deferred income	613	331
Investment properties	1,253	1,209
Positive fair values of derivatives (banking book)	460	144
Sundry assets	2,370	2,617
Total	**6,533**	**6,057**

Sundry assets consist mainly of clearing items from the settlement of securities and payment transactions.

27) Deposits by banks

in EUR million	2008	2007
Deposits by banks - domestic credit institutions	16,103	10,497
Deposits by banks - foreign credit institutions	18,569	24,668
Total	**34,672**	**35,165**

Deposits by banks included a total of EUR 0 million (31 December 2007: EUR 105.7 million) of liabilities to which the fair value option was applied. The total amount repayable on these liabilities at 31 December 2008 was EUR 0 million (31 December 2007: EUR 109.6 million). The difference between the fair value of these liabilities and the amount repayable at 31 December 2008 totalled EUR 0 million (31 December 2007: EUR (3.9) million).

28) Customer deposits

in EUR million	Domestic 2008	Domestic 2007	Abroad 2008	Abroad 2007	Total 2008	Total 2007
Savings deposits	38,706	35,035	10,826	10,168	49,532	45,203
Sundry						
Public sector	938	695	4,024	4,071	4,962	4,766
Commercial customers	11,183	9,777	11,425	14,227	22,608	24,004
Private customers	4,411	4,145	27,205	21,332	31,616	25,477
Sundry	276	263	311	403	587	666
Total other	**16,808**	**14,880**	**42,965**	**40,033**	**59,773**	**54,913**
Total	**55,514**	**49,915**	**53,791**	**50,201**	**109,305**	**100,116**

Customer deposits included a total of EUR 128 million (31 December 2007: EUR 0 million) of liabilities to which the fair value option was applied. The total amount repayable on these liabilities at 31 December 2008 was EUR 129 million (31 December 2007: EUR 0 million). The difference between the fair value of these liabilities and the amount repayable at 31 December 2008 totalled EUR (1) million (31 December 2007: EUR 0 million).

29) Debt securities in issue

in EUR million	2008	2007
Bonds	17,680	17,457
Certificates of deposit	6,072	8,784
Other certificates of deposits/ name certificates	2,859	1,538
Mortgage and municipal bonds	5,730	3,289
Other	91	212
Repurchased own issues	(1,949)	(202)
Total	**30,483**	**31,078**

In August 2008 the size of the debt issuance programme (DIP) launched in 1998 by Erste Group Bank AG increased to EUR 30 billion. The DIP is a programme for issuing debt instruments in various currencies, with a wide array of available structures and maturities. In the year under review, 207 new issues with total volume of about EUR 6.5 billion were floated under the DIP.

The Euro commercial paper and certificates of deposit programme of August 2008 has an overall size of EUR 10 billion. In all, 276 issues were placed in 2008, with total proceeds of approximately EUR 10.8 billion; issues totalling approximately EUR 11.4 billion were redeemed over the same period.

Debt securities in issue included EUR 65 million (31 December 2007: EUR 45 million) of liabilities to which the fair value option was applied. The total amount repayable on these liabilities at 31 December 2008 was EUR 68 million (31 December 2007: EUR 49 million). The difference between the fair value of these liabilities and the amount repayable at 31 December 2008 was EUR (3) million (2007: EUR (4) million).

30) Trading liabilities

in EUR million	2008	2007
Currency-related derivatives	322	211
Interest-rate-related derivatives	1,923	1,158
Other trading liabilities	274	387
Total	**2,519**	**1,756**

31) Underwriting provisions

in EUR million	2008	2007
Provision for unearned premium	-	81
Actuarial reserve	-	8,379
Provision for non-transacted insurance claims	-	94
Provision for profit-sharing	-	80
Other underwriting provisions	-	4
Total	**-**	**8,638**

32) Other provisions

in EUR million	2008	2007
Long-term employee provisions	1,249	1,448
Sundry provisions	371	344
Total	**1,620**	**1,792**

a) Long-term employee provisions

in EUR million	Pensions	Serverance payments	Jubilee payments	Total
Present value of long-term employees´ benefit obligations 31 Dec 2004 restated	**802**	**317**	**56**	**1,175**
Present value of long-term employees´ benefit obligations 31 Dec 2005 restated	**793**	**330**	**57**	**1,180**
Present value of long-term employees´ benefit obligations 31 Dec 2006	**981**	**410**	**62**	**1,453**
Increase from acquisition of subsidiaries	7	4	1	12
Service cost	0	17	4	21
Interest cost	43	19	3	65
Payments	(71)	(46)	(5)	(122)
Exchange rate difference	0	(3)	0	(3)
Actuarial gains/(losses) recognised directly in equity	31	(6)	0	25
Actuarial gains/(losses) recognised in income	0	0	(3)	(3)
Present value of long-term employees´ benefit obligations 31 Dec 2007	**991**	**395**	**62**	**1,448**
Increase from acquisition of subsidiaries	14	8	1	23
Decrease from disposal of subsidiaries	(10)	(4)	0	(14)
Service cost	0	16	4	20
Interest cost	47	20	3	70
Payments	(73)	(32)	(5)	(110)
Exchange rate difference	0	(2)	0	(2)
Actuarial gains/(losses) recognised directly in equity	(19)	6	0	(13)
Actuarial gains/(losses) recognised in income	0	0	5	5
Present value of long-term employees´ benefit obligations 31 Dec 2008	**950**	**407**	**70**	**1,427**
Obligations covered by plan assets	0	213	8	221
Obligations covered by provisions	0	194	62	256
Less fair value of plan assets	**0**	**171**	**7**	**178**
Provisions	**950**	**236**	**63**	**1,249**

With the sale of s Versicherung, the assets that had been transferred to s Versicherung to cover obligations for severance and jubilee benefits became plan assets according to IAS 19. For the employees involved, insurance policies were issued under a group insurance contract. These policies, so-called "Direktversicherungen", represent occupational insurance covering employees for the event that they cease to be employed by Erste Group while entitled to severance or jubilee benefits. The premium is paid by Erste Group; the insured is the entitled employee. As qualifying insurance policies, these occupational insurance policies represent plan assets.

The movement in plan assets during the reporting period was as follows:

in EUR million	Serverance payments	Jubilee payments	Total
Fair value of plan assets as of 31 Dec 2007	**0**	**0**	**0**
Addition as of 1 July 2008	174	7	181
Expected return on plan assets	4	0	4
Contributions by the employer	8	0	8
Benefits paid	(8)	0	(8)
Actuarial gains and losses	(7)	0	(7)
Settlements	0	0	0
Fair value of plan assets as of 31 Dec 2008	**171**	**7**	**178**

In 2009 the expected premiums for the severance and jubilee benefit obligations will amount to EUR 13.5 million.

The following table presents the portfolio structure of the plan assets at 31 December 2008:

in EUR million	2008
Debt instruments	106
Fixed-term deposits / cash	72
Total	**178**

In 2008, actuarial loss on plan assets amounted to EUR (3.1) million.

b) Sundry provisions

Sundry provisions 2008

in EUR million	2007	Acquisition/ disposal of subsidiaries	Currency translation	Alloca-tions	Use	Releases	Reclassi-fication	2008
Provision for off-balance-sheet and other risks	209	0	0	101	(29)	(72)	25	234
Sundry other provisions[1)]	135	(7)	0	43	(16)	(18)	0	137
Total	**344**	**(7)**	**0**	**144**	**(45)**	**(90)**	**25**	**371**

1) Sundry other provisions consist mainly of provisions for litigation and restructuring. It is considered highly likely that use will be made of sundry other provisions next year.

Sundry provisions 2007

in EUR million	2006	Acquisition of subsidiaries	Currency translation	Alloca-tions	Use	Releases	Reclassi-fication	2007
Provision for off-balance-sheet and other risks	175	0	1	52	(4)	(35)	20	209
Sundry other provisions[1)]	152	1	1	24	(9)	(29)	(5)	135
Total	**327**	**1**	**2**	**76**	**(13)**	**(64)**	**15**	**344**

1) Sundry other provisions consist mainly of provisions for litigation and restructuring. It is considered highly likely that use will be made of sundry other provisions next year.

33) Liabilities associated with assets held for sale

The liabilities classified as belonging to a disposal group had the following composition at 31 December 2008:

in EUR million	2008
Deposits by banks	269
Customer deposits	59
Other liabilities	15
Total	**343**

34) Other liabilities

in EUR million	2008	2007
Deferred income	509	356
Accrued interest and commissions	1,626	1,039
Negative fair values of derivatives (banking book)	382	742
Sundry liabilities	2,451	2,516
Total	**4,968**	**4,653**

Sundry liabilities consist mainly of clearing items from the settlement of securities and payment transactions.

35) Subordinated liabilities

in EUR million	2008	2007
Subordinated issues and deposits	2,779	2,377
Supplementary capital	2,028	1,982
Hybrid issues	1,256	1,247
Repurchased own issues	(16)	(17)
Total	**6,047**	**5,589**

36) Total equity

in EUR million	2008	2007
Subscribed capital	634	632
Additional paid-in capital	4,583	4,557
Retained earnings, other reserves and net profit before minority interests	2,862	3,263
Shareholders' equity	**8,079**	**8,452**
Minority interests	3,016	2,951
Total[1)]	**11,095**	**11,403**

1) Details on equity are provided in section III, Consolidated Statement of Changes in Total Equity.

At 31 December 2008, subscribed capital (also known as called up and fully paid share capital – the capital paid in by shareholders) consisted of 317,012,763 voting bearer shares (ordinary shares). Additional paid-in capital (or share premium) represents the amount by which the issue price of the shares exceeded their accounting par value. Retained earnings represent accumulated net profits brought forward, as well as income and expenses recognised directly in equity.

Under the **MSOP 2002,** in the April 2008 exercise window, 19,179 options were exercised, resulting in the subscription for 76,716 bearer shares at an issue price of EUR 16.50. This generated issue proceeds of EUR 1,265,814.00, of which EUR 153,432.00 was allocated to subscribed capital and EUR 1,112,382.00 to additional paid-in capital. The second tranche accounted for 12,922 of the exercised options, including 8,600 exercised by managers and 4,322 by other staff. In the third tranche, 6,257 options were exercised (1,000 of them by board members, 2,580 by managers and 2,677 by other employees). For all these options, the difference between the exercise price (EUR 16.50) and the closing price of the Erste Group Bank AG shares at the value date (EUR 46.60) was EUR 30.10.

The exercise price of the individual options (the average of all closing prices in March 2002, rounded down to the nearest half euro) was EUR 66.00; taking account of the four-for-one stock split carried out since then, this gives a value of EUR 16.50 per share. The estimated value of the individual options at the balance sheet date of 31 December 2008 was EUR 2.52 for options vested in 2004.

Under the **MSOP 2005, in the first exercise window** (May 2008), 2,098 options were exercised. Thus 2,098 bearer shares were issued, at a price of EUR 43.00. This generated issue proceeds of EUR 90,214.00, of which EUR 4,196.00 was allocated to subscribed capital and EUR 86,018.00 to additional paid-in capital. For all these options, the difference between the exercise price (EUR 43.00) and the closing price of the Erste Group Bank AG shares at the value date (EUR 46.60) was EUR 3.60.

In the **second exercise window** (August 2008), a further 900 options were exercised, resulting in the subscription for 900 bearer shares at an issue price of EUR 43.00. This generated issue proceeds of EUR 38,700.00, of which EUR 1,800.00 was allocated to subscribed capital and EUR 36,900.00 to additional paid-in capital. For all these options, the difference between the exercise price (EUR 43.00) and the closing price of the Erste Group Bank AG shares at the value date (EUR 40.98) was a negative amount of EUR 2.02.

All 2,998 options exercised in the 2008 financial year under the MSOP 2005 represented the first tranche. Of the total, 2,150 were exercised by managers and 848 by other employees. The estimated value of the individual options at the balance sheet date of 31 December 2008 was EUR 1.78 for options vested in 2005, EUR 3.06 for options vested in 2006 and EUR 4.09 for options vested in 2007.

Under the **ESOP 2008,** between 5 and 16 May 2008, a total of 644,104 shares were subscribed, at a price of EUR 34.50. The resulting issue proceeds of EUR 22,221,588.00 plus EUR 1,798,689.20 (from the difference between the issue price of EUR 34.50 and the quoted price on the 27 May 2008 value date of EUR 46.60 for 148,652 shares subscribed for by employees of Erste Group Bank AG – at that time still Erste Bank der österreichischen Sparkassen AG – charged to personnel expenses in the income statement) totalled EUR 24,020,277.20. Of this amount, EUR 1,288,208.00 was allocated to subscribed capital and EUR 22,732,069.20 to additional paid-in capital.

Under the ESOP 2008, board members subscribed for shares as follows:

Andreas Treichl	200 shares
Johannes Kinsky	200 shares

Employee share ownership plan and management share option plan

MSOP 2002: The MSOP comprises a maximum of 4,400,000 ordinary shares of Erste Group Bank AG after the stock split, represented by 1,100,000 options. The distribution of vested options among management board members, managers and eligible other staff of the Erste Group Bank AG group is shown in the tables below.

Terms of **MSOP 2002:** Each of the options, which are granted free of charge, entitles the holder to receive four shares; the transfer of options inter vivos is not permitted. The options granted in 2002 vested in three tranches, at which time they were credited to recipients' accounts: For the management board and other managers, on 24 April 2002, 1 April 2003 and 1 April 2004; for other key staff, on 1 June 2002, 1 June 2003 and 1 June 2004. The exercise price for all three tranches was set at the average market price of Erste Group Bank AG shares quoted in March 2002 (rounded down to the nearest half euro), which was EUR 66.00 per share. After the stock split performed in July 2004, the exercise price remains unchanged at EUR 66.00. This means that each option confers the right to purchase four shares of Erste Group Bank AG for a total of EUR 66.00, corresponding to a purchase price of EUR 16.50 per share. The option term begins when the options are credited to the option account (i.e., at vesting) and ends on the value date of the exercise window (defined below) of the fifth calendar year after vesting. Every year, notices of intention to exercise may be submitted beginning on the day immediately following the publication of preliminary consolidated net profit for the most recent completed financial year, but no earlier than 1 April and no later than 30 April of the year. This period represents the exercise window. It is followed by the one-year holding period, which ends on the value date of the year following exercise of the option. Up to 15% of the purchased shares may be sold during this holding period. In the 2007 financial year, 7,901 of the options vested in 2002 but not exercised were derecognised as worthless, and in the 2008 financial year, 12,449 of the options vested in 2003 but not exercised were derecognised as worthless; the total number derecognised as worthless was thus 20,350.

MSOP 2005: The MSOP comprises a maximum of 2,000,000 ordinary shares of Erste Group Bank AG, represented by 2,000,000 options. The distribution of vested options among management board members, managers and eligible other staff of the Erste Group Bank AG group is shown in the tables below.

Terms of MSOP 2005: Each of the options, which are granted free of charge, entitles the holder to receive one share; the transfer of options inter vivos is not permitted. The 2005 option grant dates were as follows: for the management board and other managers, 1 June 2005; for other key personnel, the grants occurred in three tranches, on 1 September 2005, 1 September 2006 and 31 August 2007. For all recipients the options vested in three tranches, at which time they were credited to recipients' accounts: 1 September 2005, 1 September 2006 and 31 August 2007. The exercise price for all three tranches was set at the average market price of Erste Group Bank AG shares quoted in April 2005 plus a 10% premium, rounded down to the nearest half euro. The resulting exercise price was EUR 43.00 per share. The option term begins at the grant date and ends on the value date of the last exercise window of the fifth calendar year after the year in which the option vested. Every year, notices of intention to exercise may be submitted within 14 days from the day of publication of the quarterly results for the first, second and third quarter of each financial year (three exercise windows per year). The holding period runs for one year from the value date of the share purchase. Up to 25% of the purchased shares may be sold during this holding period.

The **MSOP 2002** options credited and exercised by the balance sheet date had the following distribution among recipients:

	Credited	Exercised	Not yet exercised	Expired 2008
Andreas Treichl	12,000	12,000	0	0
Franz Hochstrasser	12,000	12,000	0	0
Herbert Juranek	3,000	3,000	0	0
Peter Kisbenedek, until 30. June 2008	6,000	6,000	0	0
Bernhard Spalt	3,000	3,000	0	0
Manfred Wimmer, since 1 September 2008	3,000	3,000	0	0
Total received by management board members	**39,000**	**39,000**	**0**	**0**
Other management	578,200	552,975	15,525	9,700
Other staff	294,914	275,342	8,922	10,650
Total options	**912,114**	**867,317**	**24,447**	**20,350**

The **MSOP 2005** options granted, vested and exercised had the following distribution among recipients:

	Granted	Credited	Exercised	Not yet exercised
Andreas Treichl	9,000	9,000	3,000	6,000
Franz Hochstrasser	9,000	9,000	3,000	6,000
Herbert Juranek	5,000	5,000	0	5,000
Johannes Kinsky, until 29 June 2008	3,000	3,000	0	3,000
Peter Kisbenedek, until 30. June 2008	9,000	9,000	3,000	6,000
Bernhard Spalt	5,000	5,000	0	5,000
Manfred Wimmer, since 1 September 2008	3,000	3,000	0	3,000
Total received by management board members	**43,000**	**43,000**	**9,000**	**34,000**
Other management	729,500	729,500	127,610	601,890
Other staff	686,741	686,741	99,572	587,169
Total options	**1,459,241**	**1,459,241**	**236,182**	**1,223,059**

Information about holdings of and transactions in Erste Group Bank AG shares by members of the management board and supervisory board (in number of shares):

Management board members:

Managing board member	At 31 Dec 2007	Additions 2008	Disposals 2008	At 31 Dec 2008
Andreas Treichl	167,440	17,200	0	184,640
Franz Hochstrasser	33,260*)	0	0	33,260
Bernhard Spalt	6,376	0	0	6,376
Johannes Kinsky, until 29 June 2008	0	500	500	0
Peter Kisbenedek, until 30. June 2008	3,400	0	3,400	0
Herbert Juranek	656	0	0	656
Manfred Wimmer, since 1 September 2008	0	13,132	0	13,132

*) In case of Franz Hochstrasser, 37,256 was reported by mistake at the end of 2007.

For members of the management board whose office term began or ended during the financial year 2008 their holdings in Erste Group Bank AG shares as of the date of inception or termination of the office term were considered as addition or disposal.

Supervisory board members held the following numbers of Erste Group Bank AG shares at the balance sheet date of 31 December 2008:

Supervisory Board member	Shares held
Georg Winckler	2,000
Bettina Breiteneder	2,560
Jan Homan	4,400
Wilhelm Rasinger	8,435
Theresa Jordis	2,900
Friedrich Rödler	849
John James Stack	34,161
Werner Tessmar-Pfohl, since 6 May 2008	1,268
Günter Benischek, until 9 August 2008	1,527
Ilse Fetik, until 9 August 2008	126
Erika Hegmala, until 9 August 2008	150
Christian Havelka	1,410
David Krieber, since 17 January 2008 until 9 August 2008	314
Andreas Lachs, since 9 August 2008	46
Friedrich Lackner	246
Bertram Mach, since 9 August 2008	46
Barbara Smrcka, since 9 August 2008	207
Karin Zeisel, until 17 January and since 9 August 2008	35

At 31 December 2008, supervisory board members held a total of 1,000 options in Erste Group Bank AG shares.

As far as can be determined, persons related to members of the management board or supervisory board held 9,665 shares of Erste Group Bank AG as of 31 December 2008.

Personnel expenses include EUR 6.8 million (prior year: EUR 31.3 million) related to the MSOP, ESOP and profit-sharing.

Authorised but unissued capital remaining at 31 December 2008, and participation capital at that date:

Under clause 6.10 of the articles of association there remains (after the utilisation in the financial years from 2002 to 2008) contingent capital of EUR 4,830,506.00, which may be utilised by issuing up to 2,415,253 bearer or registered shares at an issue price of at least EUR 2.00 (payable in cash) while excluding the subscription rights of existing shareholders.

Clause 7 of the articles of association authorises the management board, subject to approval by the supervisory board, to perform the contingent issue by 5 July 2011 of up to EUR 20,000,000.00 of subscribed capital in the form of up to 10,000,000 ordinary bearer or registered shares at an issue price of at least EUR 2.00 per share (payable in cash) while excluding the subscription rights of existing shareholders. This contingent capital serves to grant share options to employees, managers and management board members of Erste Group Bank AG or group companies.

The extraordinary general meeting on 2 December 2008 authorised the management board, subject to approval by the supervisory board and for a period of up to five years from the date of the resolution, to perform a rights issue of non-cumulative participation capital under section 23(4) Austrian Banking Act of up to EUR 2,700,000,000.00 in the form of participation certificates, with the terms of the participation capital certificates and the issue terms determined by the management board subject to approval by the supervisory board.

37) Segment reporting

The segment reporting of Erste Group follows the presentation and measurement requirements of IFRS.

New Segment Structure

In the interest of a clearer presentation of the group structure, the segment reporting has been aligned with the new structure of Erste Group and is now divided into four primary segments: Retail & SME, Group Corporate & Investment Banking, Group Markets and Corporate Center.

Retail & SME

The Retail & SME segment includes the individual, retail-focused regional banks of Erste Group. To enhance transparency and maintain continuity with the existing segmentation, the Austria division is divided into two subsegments, Erste Bank Oesterreich (including local subsidiaries) and Savings Banks. The latter subsegment consists of those savings banks which as a result of their membership in the cross-guarantee system are consolidated in the Erste Group accounts; the Savings Banks subsegment is thus unchanged from the past segmentation. In the Segment Central and Eastern Europe the individual subsidiaries continue to be reported separately.

Group Corporate & Investment Banking

The Group Corporate & Investment Banking segment includes all large corporate customers operating in the markets of Erste Group and having revenue of more than EUR 175 million: Austria currently generates the largest share of this segment's profit, but a significant increase in business activity in this area is visible in Central and Eastern Europe: Based on the results for the year 2008, important contributions came from the Czech Republic at a share of 4.1% of this segment's profit, from Romania at 12.0%, Slovakia at 3.6% and Hungary and Croatia at a combined 3.4%. The other local subsidiaries accounted for minor shares of the total. Also part of Group Corporate & Investment Banking segment is the former International Business excluding treasury activities; the real estate business of Erste Group including the leasing subsidiary, Immorent; and investment banking (including equity capital markets).

Group Markets

The segment Group markets includes divisionalised business lines like Group Treasury and Debt Capital Markets.

Corporate Center segment

The Corporate Center segment continues to include group-wide services in the Marketing, Organisation, Information Technology and other departments that support the implementation of corporate strategy at group level. Consolidation effects and non-operating exceptional items are also recorded in this segment. Additionally, the Balance Sheet Management unit now forms part of the Corporate Center segment. The results of the local asset/liability business units continue to be reported in the individual subsegments.

Also recorded in Corporate Center is the amortisation of customer relationships at BCR and Erste Card Club d.d. totalling EUR 75.7 million (2007: EUR 81.1 million) and a write-down of goodwill of Erste Bank Serbia, Erste Bank Ukraine as well as BCR totalling EUR 566.8 million, reported under other result.

The new segmentation largely reflects the new organisational structure of Erste Group. It reduces the share of the CEE subsidiaries in the group results, as a portion of their local results is assigned to the holding company's GCIB and GM operating divisions. However, the new structure will provide a more precise representation of the performance of the individual subsidiaries' core business and improve comparability between countries.

Segmentation by core business

in EUR million	Total 2008	Total 2007	Private clients and SME 2008	Private clients and SME 2007	GCIB 2008	GCIB 2007
Net interest income	4,913.1	3,945.8	4,315.1	3,495.2	460.6	373.0
Risk provisions for loans and advances	(1,071.4)	(454.7)	(808.9)	(358.4)	(177.4)	(27.5)
Net fee and commission income	1,971.1	1,857.9	1,662.1	1,581.5	161.3	140.4
Net trading result	114.7	351.1	113.7	127.0	2.8	7.8
General administrative expenses	(4,001.9)	(3,642.1)	(3,468.1)	(3,221.0)	(172.8)	(150.4)
Other result[1)]	(1,349.3)	(165.4)	(469.6)	(101.5)	(44.4)	23.1
Pre-tax profit	**576.2**	**1,892.7**	**1,344.4**	**1,522.8**	**230.0**	**366.4**
Taxes on income	(177.3)	(371.0)	(264.4)	(300.5)	(51.6)	(82.7)
Profit from discontinued operations net of tax	639.7	28.4	8.0	28.4	0.0	0.0
Minority interests	(179.0)	(375.3)	(207.8)	(361.9)	(8.6)	(14.2)
Net profit after minority interests	**859.6**	**1,174.8**	**880.2**	**888.8**	**169.8**	**269.5**
Average risk-weighted assets	101,484.4	92,183.9	73,717.5	66,606.0	22,791.3	21,637.6
Average attributed equity	8,966.9	8,338.9	3,325.4	2,998.1	1,454.8	1,353.4
Cost/income ratio	**57.2%**	**59.2%**	**56.9%**	**61.9%**	**27.7%**	**28.9%**
ROE based on net profit after minority interests[2)]	**9.6%**	**14.1%**	**26.5%**	**29.6%**	**11.7%**	**19.9%**

1) Other result consists of four income statement items: other operating result, result from financial assets at fair value through profit or loss, result from financial assets available for sale, and result from financial assets held to maturity.
2) ROE = return on equity.

in EUR million	Group Markets 2008	Group Markets 2007	Corporate Center 2008	Corporate Center 2007
Net interest income	263.8	108.9	(126.3)	(31.3)
Risk provisions for loans and advances	0.0	0.0	(85.2)	(68.9)
Net fee and commission income	137.8	155.8	9.9	(19.8)
Net trading result	15.8	213.2	(17.6)	3.2
General administrative expenses	(196.1)	(177.6)	(164.9)	(93.1)
Other result	(10.1)	2.8	(825.1)	(89.7)
Pre-tax profit	**211.1**	**303.0**	**(1,209.3)**	**(299.6)**
Taxes on income	(45.9)	(55.7)	184.7	67.8
Profit from discontinued operations net of tax	0.0	0.0	631.6	0.0
Minority interests	(13.7)	(19.9)	51.0	20.7
Net profit after minority interests	**151.5**	**227.5**	**(341.9)**	**(211.0)**
Average risk-weighted assets	1,851.3	1,266.1	3,124.3	2,674.1
Average attributed equity	189.8	149.3	3,996.9	3,838.1
Cost/income ratio	**47.0%**	**37.2%**	-	-
ROE based on net profit after minority interests	**79.8%**	**152.3%**	-	-

in EUR million	Cross Guarantee System Savings Banks 2008	2007	Erste Bank Oesterreich 2008	2007	Austria 2008	2007
Net interest income	974.1	864.6	617.4	580.5	1,591.5	1,445.0
Risk provisions for loans and advances	(275.8)	(96.2)	(92.5)	(101.1)	(368.3)	(197.3)
Net fee and commission income	381.9	374.1	292.4	330.4	674.2	704.5
Net trading result	15.8	23.6	16.8	14.1	32.6	37.7
General administrative expenses	(919.6)	(828.3)	(654.1)	(649.9)	(1,573.6)	(1,478.2)
Other result	(155.9)	(17.3)	(84.8)	(15.8)	(240.7)	(33.1)
Pre-tax profit	**20.5**	**320.4**	**95.2**	**158.2**	**115.7**	**478.7**
Taxes on income	(5.4)	(64.9)	(20.0)	(40.7)	(25.4)	(105.7)
Profit from discontinued operations net of tax	0.0	0.0	4.9	9.4	4.9	9.4
Minority interests	(41.2)	(235.4)	1.4	(8.2)	(39.8)	(243.7)
Net profit after minority interests	**(26.1)**	**20.0**	**81.5**	**118.7**	**55.4**	**138.8**
Average risk-weighted assets	24,608.5	22,993.6	14,316.3	12,917.0	38,924.9	35,910.6
Average attributed equity	218.7	229.0	981.1	889.0	1,199.9	1,118.1
Cost/income ratio	**67.0%**	**65.6%**	**70.6%**	**70.3%**	**68.5%**	**67.6%**
ROE based on net profit after minority interests	**-**	**8.8%**	**8.3%**	**13.4%**	**4.6%**	**12.4%**

in EUR million	Czech Republic 2008	2007	Romania 2008	2007
Net interest income	1,092.7	820.1	741.6	510.8
Risk provisions for loans and advances	(116.6)	(70.1)	(121.2)	34.5
Net fee and commission income	424.9	342.2	236.3	248.9
Net trading result	2.6	18.4	27.4	28.1
General administrative expenses	(746.4)	(634.6)	(457.6)	(516.9)
Other result	(217.2)	(15.2)	13.2	(11.2)
Pre-tax profit	**439.9**	**460.9**	**439.8**	**294.2**
Taxes on income	(89.7)	(92.5)	(73.2)	(48.7)
Profit from discontinued operations net of tax	9.7	14.4	(6.5)	4.6
Minority interests	(10.1)	(10.5)	(120.0)	(81.8)
Net profit after minority interests	**349.8**	**372.3**	**240.1**	**168.3**
Average risk-weighted assets	11,484.8	10,512.8	9,375.7	8,457.5
Average attributed equity	808.4	732.1	449.4	412.7
Cost/income ratio	**49.1%**	**53.7%**	**45.5%**	**65.6%**
ROE based on net profit after minority interests	**43.3%**	**50.8%**	**53.4%**	**40.8%**

in EUR million	Slovakia 2008	Slovakia 2007	Hungary 2008	Hungary 2007	Croatia 2008	Croatia 2007
Net interest income	334.8	291.4	294.3	245.7	193.6	158.0
Risk provisions for loans and advances	(81.4)	(37.4)	(69.1)	(59.7)	(24.7)	(18.3)
Net fee and commission income	108.4	91.9	130.7	121.6	77.6	66.0
Net trading result	20.2	13.8	4.5	13.4	12.8	10.5
General administrative expenses	(247.2)	(218.2)	(223.8)	(207.2)	(128.9)	(112.2)
Other result	(34.5)	(27.8)	10.8	(10.7)	(1.7)	(5.3)
Pre-tax profit	**100.4**	**113.6**	**147.4**	**103.1**	**128.7**	**98.8**
Taxes on income	(17.6)	(10.0)	(37.7)	(26.3)	(25.9)	(21.7)
Profit from discontinued operations net of tax	0.0	0.0	0.0	0.0	0.0	0.0
Minority interests	0.0	0.0	(0.2)	(0.2)	(36.1)	(25.9)
Net profit after minority interests	82.7	103.6	109.5	76.5	66.7	51.2
Average risk-weighted assets	4,263.9	3,825.1	4,674.8	4,129.0	3,619.8	3,079.3
Average attributed equity	301.3	270.0	320.9	284.8	158.4	135.2
Cost/income ratio	**53.3%**	**55.0%**	**52.1%**	**54.4%**	**45.4%**	**47.8%**
ROE based on net profit after minority interests	**27.5%**	**38.4%**	**34.1%**	**26.9%**	**42.1%**	**37.8%**

in EUR million	Serbia 2008	Serbia 2007	Ukraine 2008	Ukraine 2007	Central and Eastern Europe 2008	Central and Eastern Europe 2007
Net interest income	33.5	16.2	33.0	8.0	2,723.6	2,050.2
Risk provisions for loans and advances	(6.6)	0.1	(21.0)	(10.3)	(440.6)	(161.1)
Net fee and commission income	7.4	5.4	2.6	1.0	987.9	877.1
Net trading result	4.1	1.5	9.5	3.7	81.1	89.3
General administrative expenses	(34.3)	(28.4)	(56.2)	(25.3)	(1,894.4)	(1,742.8)
Other result	1.8	1.8	(1.3)	(0.1)	(228.9)	(68.4)
Pre-tax profit	**5.9**	**(3.4)**	**(33.4)**	**(23.0)**	**1,228.7**	**1,044.1**
Taxes on income	0.4	0.5	4.7	3.9	(239.0)	(194.8)
Profit from discontinued operations net of tax	0.0	0.0	0.0	0.0	3.1	19.0
Minority interests	(1.6)	0.2	0.0	0.0	(168.0)	(118.2)
Net profit after minority interests	**4.7**	**(2.7)**	**(28.7)**	**(19.1)**	**824.9**	**750.0**
Average risk-weighted assets	815.8	466.6	557.8	225.1	34,792.7	30,695.4
Average attributed equity	44.5	26.6	42.8	18.5	2,125.6	1,880.0
Cost/income ratio	**76.2%**	**-**	**-**	**-**	**50.0%**	**57.8%**
ROE based on net profit after minority interests	**10.5%**	**-**	**-**	**-**	**38.8%**	**39.9%**

38) Assets and liabilities denominated in foreign currency and outside Austria

Assets and liabilities not denominated in EUR were as follows:

in EUR million	2008	2007
Assets	115,509	99,632
Liabilities	85,148	82,951

The assets and liabilities outside Austria are given below:

in EUR million	2008	2007
Assets	146,334	131,708
Liabilities	100,668	101,191

39) Leases

a) Finance leases

Erste Group leases both movable property and real estate to other parties under finance lease arrangements. For the finance lease receivables included in this item, the reconciliation of the gross investment in leases to the present value of the minimum lease payments is as follows:

in EUR million	2008	2007
Outstanding minimum lease payments	7,238	6,518
Non-guaranteed residual values	1,246	970
Gross investment	**8,484**	**7,488**
Unrealised financial income	2,134	1,754
Net investment	**6,350**	**5,733**
Present value of non-guaranteed residual values	699	487
Present value of minimum lease payments	**5,651**	**5,246**

The maturity analysis of gross investment in leases and present values of minimum lease payments under non-cancellable leases is as follows (residual maturities):

	Gross investment		Present value of minimum lease payments	
in EUR million	2008	2007	2008	2007
< 1 year	1,542	1,352	1,275	1,157
1-5 years	3,787	3,362	2,889	2,694
> 5 years	3,155	2,774	1,487	1,394
Total	**8,484**	**7,488**	**5,651**	**5,246**

In the reporting period the total amount of accumulated allowance for uncollectible minimum lease payments is as follows EUR 49 million (2007: 49 million).

The total amount of contingent rents from finance leases recognised as income in the period was EUR 54 million (2007: 25 million).

b) Operating Leases

Under operating leases, Erste Group leases both real estate and movable property to other parties.

In the subsequent years, Erste Group Bank AG is to receive minimum lease payments from non-cancellable operating leases as follows:

in EUR million	2008	2007
< 1 year	24	11
1-5 years	78	26
> 5 years	49	25
Total	**151**	**62**

The total amount of contingent rent from operating leases recognised as income in the reporting period was EUR 0.2 million (2007: EUR 0.0 million).

40) Related party transactions

Loans and advances to and amounts owed to unconsolidated subsidiaries and to other investments were as follows:

in EUR million	2008	2007
Loans and advances to credit institutions		
Associates accounted for at equity	137	73
Other investments	1	27
Total	**138**	**100**
Loans and advances to customers		
Associates accounted for at equity	383	233
Other investments	859	1,020
Total	**1,242**	**1,253**
Financial assets - at fair value through profit or loss		
Associates accounted for at equity	3	1
Other investments	6	8
Total	**9**	**9**
Financial assets - available for sale		
Associates accounted for at equity	13	11
Other investments	8	10
Total	**21**	**21**
Financial assets - held to maturity		
Associates accounted for at equity	0	4
Other investments	4	6
Total	**4**	**10**
Deposits by banks		
Associates accounted for at equity	47	47
Other investments	0	20
Total	**47**	**67**
Customer deposits		
Associates accounted for at equity	24	37
Other investments	201	194
Total	**225**	**231**

At the end of 2008, DIE ERSTE oesterreichische Spar-Casse Privatstiftung, a foundation, held approximately 31.12% of the shares of Erste Group Bank AG, making the foundation the largest shareholder. In 2008 the foundation received a dividend of EUR 73.7 million on its shareholding in Erste Group Bank AG (for the 2007 financial year). The purpose of the foundation, which is intended to be achieved particularly by holding a substantial equity interest in Erste Group Bank AG, is to support social, scientific, cultural and charitable institutions as well as to generally promote the guiding principles of the savings bank philosophy. At 31 December 2008 the members of the foundation's management board were Andreas Treichl (chairman of the management board of Erste Group Bank AG), Dietrich Karner, Richard Wolf and Boris Marte. At that date the foundation's supervisory board had nine members, two of whom were also members of the supervisory board of Erste Group Bank AG.

At 31 December 2008, in respect of the foundation, Erste Group had accounts payable of EUR 34.7 million and accounts receivable of EUR 283.8 million. In addition, standard derivative transactions on normal market terms were in place for hedging purposes between Erste Group and the foundation at the end of 2008. These were interest rate swaps with caps and floors in the notional amount of EUR 247.4 million each.

In 2008 Erste Group accrued interest income of EUR 13.3 million receivable from and interest expenses of EUR 3.1 million payable to the foundation from accounts receivable and payable and from the derivative transactions outlined.

At the end of 2008, loans and advances to members of the management board totalled EUR 882 thousand (31 December 2007: EUR 663 thousand). Loans and advances to persons related to members of the management board totalled EUR 59 thousand at 31 December 2008 (31 December 2007: EUR 29 thousand). Loans to members of the supervisory board totalled EUR 294 thousand (end of 2007: EUR 362 thousand). Loans and advances to persons related to members of the supervisory board totalled EUR 33 thousand (31 December 2007: EUR 15 thousand). The applicable interest rates and other terms (maturity dates and collateral) represent market terms. In 2008 members of the management board made loan repayments on loans totalling EUR 489 thousand (2007: EUR 12 thousand) and repayments amounting to EUR 6 thousand were made by the members of the supervisory board (2007: EUR 400).

Total compensation of management board members, who were assigned to the management board of Erste Bank der oesterreichischen Sparkassen AG in course of the reorganisation, amounted to EUR 3.5 million.

In the year under review, management board members who held office in 2008 received remuneration (including compensation in kind) totalling EUR 10,803 thousand (2007: EUR 15,190 thousand) in this capacity. This represented 0.5% of the total personnel expenses of the Erste Group. This remuneration included severance payments of EUR 1,050 thousand. In the 2008 financial year, EUR 1,559 thousand (2007: EUR 664 thousand) was paid to former members of the management board or their surviving dependants.

The breakdown of management board compensation paid in 2008 was as follows:

in EUR thousand	Bonus for the year 2007	Salary for the fiscal year 2008	Bonus for the year 2008	Other compen-sation for the year 2008	Total 2008 (incl. bonus for the year 2007)
Managing board member					
Andreas Treichl	1,756	1,209	0	352	3,317
Franz Hochstrasser	1,261	609	0	143	2,013
Bernhard Spalt	483	609	0	62	1,154
Peter Kisbenedek, until 30 June 2008	350	355	0	1,087	1,792
Johannes Kinsky, until 29 June 2008 (†)	900	305	0	103	1,308
Herbert Juranek	300	609	0	61	970
Manfred Wimmer, since 1 September 2008	0	202	0	47	249

The performance-based compensation paid in 2008 related to the financial results achieved in the 2007 financial year (Cash-ROE of 14.6%, growth of 26% in net profit after minority interests to EUR 1,174.7 million). As early as autumn 2008, the management board of Erste Group waived its performance-related compensation for the year 2008. The item other compensation includes pension fund contributions and various non-cash compensation. Payments made in the reporting period for severance payments and for unused holidays are also included in other compensation.

In 2008 the management board of Erste Group Bank AG did not receive board emoluments or other compensation from fully consolidated subsidiaries of Erste Group Bank AG. The compensation of management board members is based on the individual's responsibilities, the achievement of corporate targets and the group's financial situation.

In 2008, the members of the supervisory board of Erste Group Bank AG who served in 2008 were paid a combined total of EUR 507 thousand (2007: 491 thousand) in this capacity. Members of the supervisory board received the following compensation for board positions in fully consolidated subsidiaries of Erste Group Bank AG: Heinz Kessler: EUR 39,351; Georg Winckler: EUR 800; Friedrich Rödler: EUR 2,250; and Werner Tessmar-Pfohl: EUR 25,600. There were no other transactions with members of the supervisory board. Companies related to members of the supervisory board invoiced the following amount from other transactions:

In 2008, DORA BRUGGER JORDIS Rechtsanwälte GmbH, a law firm in which Theresa Jordis is a partner, invoiced Erste Group Bank AG a total of EUR 201,433.32 for several mandates. Friedrich Rödler is senior partner at PricewaterhouseCoopers Austria. Companies of this group invoiced Erste Group Bank AG in total EUR 28,700 for consulting mandates.

The following amounts of compensation were paid to the individual members of the supervisory board:

in EUR thousand	Supervisory Board compensation	Meeting fees	Total
Supervisory Board member			
Heinz Kessler	50	17	67
Georg Winckler	38	15	53
Theresa Jordis	38	16	54
Bettina Breiteneder	25	10	35
Elisabeth Gürtler	25	8	33
Jan Homan	25	6	31
Brian Deveraux O´Neill	15	0	15*)
Wilhelm Rasinger	25	12	37
Friedrich Rödler	25	16	41
Hubert Singer, until 6 May 2008	25	1	26
John James Stack	15	2	17
Werner Tessmar-Pfohl, since 6 May 2008	0	2	2
Gabriele Zuna-Kratky	25	6	31
Josef Kassler, until 31 May 2007	10	0	10
Lars-Olof Ödlund, until 31 May 2007	10	0	10
Günter Benischek, until 9 August 2008	0	4	4
Erika Hegmala, until 9 August 2008	0	5	5
Ilse Fetik, until 9 August 2008	0	3	3
Christian Havelka	0	11	11
Friedrich Lackner	0	10	10
Andreas Lachs, since 9 August 2008	0	6	6
David Krieber, since 17 January 2008 until 9 August 2008	0	2	2
Bertram Mach, since 9 August 2008	0	5	5
Barbara Smrcka, since 9 August 2008	0	2	2
Karin Zeisel, until 17 January and since 9 August 2008	0	4	4

*) Compensation was not paid out.

The compensation of the supervisory board members depends on the individual's responsibilities, the business volume and the company's financial situation.

Based on a resolution of the annual general meeting held on 6 May 2008, the supervisory board at its constituting meeting set the following annual compensation structure:

in EUR	Number	Allowance per person	Total allowance
President	1	50,000	50,000
Vice Presidents	2	37,500	75,000
Members	9	25,000	225,000
Total	**12**		**350,000**

The specific compensation of each member is calculated by dividing the annual allowance by twelve and multiplying the result by the number of months served in the respective position during the year.

41) Collateral

The following assets were pledged as security for liabilities:

in EUR million	2008	2007
Loans and advances to credit institutions	1,082	382
Loans and advances to customers	2,549	2,266
Trading assets	906	295
Other financial assets[1]	8,671	9,006
Total	**13,208**	**11,949**

1) Other financial assets consist of financial assets held to maturity, available for sale, at fair value through profit or loss.

Collaterals were pledged in connection with securities repurchase transactions, securities lending with cash collateral and other collateral agreements.

The fair value of collateral received that may be repledged or resold even without the security provider's default was EUR 3,375 million (31 December 2007: EUR 4,268 million). Of this total, collateral with a fair value of EUR 200 million (31 December 2007: EUR 125 million) was resold or repledged.

42) Securities lending and repurchase transactions

	2008		2007	
in EUR million	Carrying amount of assets pledged as collateral	Carrying amount of liabilities	Carrying amount of assets pledged as collateral	Carrying amount of liabilities
Repurchase transactions	4,817	4,946	4,708	4,628
Securities lending agreement	497	0	24	0
Total	**5,314**	**4,946**	**4,732**	**4,628**

Assets received and transferred by Erste Group under sale and repurchase agreements are largely securities.

43) Risk report, risk policy and risk strategy

Taking risks in a conscious and selective manner and their professional management represent a core function for every bank. Erste Group pursues a proactive risk policy that also aims for an optimal balance of risks and rewards in order to achieve a sustainable, high return on equity.

Erste Group uses a control and risk management system that is proactive and tailored to the group's risk profile. This system is based on a clear risk strategy consistent with the group's business strategy. The system's goal is the early identification and management of risks and trends. In addition to meeting the internal requirements of effective and efficient risk management, external – and especially regulatory – objectives are also fulfilled.

Given the group's business strategy, the most relevant risks are credit risks, market risks and operational risks. As well, a particular focus is on liquidity and business risks. In addition to managing these key risks, the group has established a control and risk management framework that also takes full account of all other risks.

Disclosure in accordance with section 26 Austrian Banking Act and the disclosure regulation

Erste Group Bank AG uses the Internet as the medium for publishing disclosures under section 26 Banking Act and the Disclosure Regulation. Details are available on the website of Erste Group at www.erstegroup.com/ir.

Risk management organisation

Risk monitoring and control is achieved through a clear organisational structure with defined roles and responsibilities, delegated authorities, and a limit frame for risks.

Organisational Structure of Risk Management & Control within Erste Group


Group CRO
Group information exchange, discussion and decision platforms
CRO Board
GRMC
Group Entities
Holding
Local CRO
Group CRO
Risk Management Operations
Strategic Risk Management & Control
Risk Management Operations
Strategic Risk Management & Control

The management board, and in particular the group's chief risk officer (CRO), perform their oversight functions with due care. The CRO is responsible for the – business-independent – risk control and risk management across all risk types and business lines.

Risk control and management are performed on the basis of the business strategy and risk strategy approved by the management board and the strategic risk frame.

In the interest of the effective and optimised steering of the group, committees have been established that, in addition to operational control functions, also exercise strategic management responsibilities. The most senior risk panel in Erste Group Bank AG is the Risk Committee.

The roles of the Risk Committee, which consists of the management board and senior managers, are largely the approval of methods and processes of risk control and risk management, and responsibility for the risk infrastructure. The Risk Committee also allocates capital at the macro level and sets the risk frame for the group as a whole. This committee is the central risk control body which is frequently and regularly briefed on the risk situation (both retrospectively and prospectively, and across all risk types) and which analyses the situation and trends and makes the highest-level management decisions.

The Chief Risk Officer in his particular function is accountable for the implementation of and adherence to the risk strategy. The CRO especially ensures the availability of appropriate infrastructure and staff as well as methods, standards and processes.

Risk identification, measurement, assessment, approval, monitoring, steering and limit-setting of risk are performed in the group's operating entities.

At group level, the following units reporting to the CRO are relevant in particular:

_ **Group Risk Management**
_ **Group Retail Risk Management**
_ **Group Legal**
_ **Group Compliance**

Group Risk Management, exercising the risk control function, is responsible primarily for the further refinement and group-wide implementation of the risk management strategy, notably the infrastructure, methods and processes. This unit comprises the Group Risk Control, Group Credit Risk Reporting and Group Market & Liquidity Management departments as well as the corporate functions Basel II and (since the middle of the year) Group Fraud Management. Group Risk Management also has a special interface function in relation to the individual group entities and their risk management units and ensures optimum communication and information flow in the group.

Group Retail Risk Management as a new unit was formed to focus on retail business, the group's primary business. It coordinates retail risk management processes and standards group-wide. Group Legal, in addition to the usual roles of a legal department, also has responsibility for anti-money laundering, in the AML Compliance department. Group Compliance is responsible for the implementation of and adherence to the SCC (the Standard Compliance Code of the Austrian banking industry) and the compliance-related parts of the Austrian Securities Supervision Act of 2007.

Besides Erste Group Bank AG in its special role as a holding company, the subsidiaries too have risk control and management units. These are fitted to the local requirements and headed by the respective entity's chief risk officer.

The restructuring of Erste Group prompted the formation of two new bodies, the CRO Board and the Group Risk Management Committee. On the CRO Board, every bank in the group is represented by its CRO. Chaired by the CRO of Erste Group Bank AG, the CRO board has responsibility for the group-wide coordination of risk management and for ensuring uniformity of risk management standards across the group. On the Group Risk Management Committee, the subsidiaries' department heads for strategic risk management provide decision support to the CRO Board and direct working groups on current risk-related topics.

At every level of the risk management process in the group – particularly concerning market and credit risks – the risk management and control functions are exercised independently of the front office functions to be supervised (segregation of risk origination and risk control).

Risk Control

The Group Risk Management unit performs the function of the central and independent risk control unit required by section 39 (2) of the Austrian Banking Act. As part of this unit, the Group Risk Control department produces group guidelines for processes related to risk management. Group Risk Control is in charge of aggregate group-wide risk management, management of operational risks, and key tasks regarding the group's risk architecture. To do justice to this broad mandate, Group Risk Control is divided into four groups focusing respectively on enterprise-wide risks, operational risks, credit risk methods and rating methods.

The Group Credit Risk Reporting department has responsibility for risk data warehousing as well as internal and external credit risk reporting. It monitors the group's credit risks and supervises compliance with relevant risk limits.

The group-wide daily calculation, analysis and reporting of market and liquidity risks is provided by the Group Market and Liquidity Risk Management department. The ongoing risk calculations are performed using the implemented models, whose quality is continually refined by the department.

Being independent of the business units, Group Risk Management ensures that all measured risks are within the limits approved by the management board.

Risk control process

Erste Group's independent risk control process consists of five main steps:

_Risk identification at Erste Group refers to the detection of all relevant risks related to banking operations. A systematic and structured approach to this task is emphasised. In addition to existing risks, potential risks also need to be identified. The aim of risk identification is the permanent, timely, rapid, complete and cost-effective capture of all individual risks that have a bearing on the achievement of Erste Group's business targets. However, risk identification is concerned not only with the early detection of risks themselves, but also with the most complete possible recognition of all sources of risk.

_Risk measurement at Erste Group refers to the valuation and analysis of all quantifiable risks based on statistical methods. In addition, stress scenarios are defined, with the goal of quantifying the losses that may be triggered by extremely adverse, highly unlikely events. The information gained from stress test scenarios complements Value-at-Risk (VaR) results, making it easier to predict the effects of potential extreme market movements.

_Risk aggregation at Erste Group refers to the compilation of the results of risk measurement for the individual risk types (taking into account diversification effects) into an aggregate potential loss from the assumption of risk. This resulting aggregate measure is known as economic capital (representing VaR at a confidence level of 99.95% over a one-year time period). In a multi-stage process, this aggregate total potential loss from the assumption of risk (i.e., economic capital) is compared to the resources (profitability, reserves, equity and subordinated liabilities) available to cover potential losses. At Erste Group this is done as part of the determination of risk-bearing capacity.

_Risk limit-setting Erste Group refers to the setting of a loss ceiling (aggregate bank limit) by management through the Risk Committee based on the periodic determination of risk-bearing capacity, which takes into account the bank's equity base and profitability situation.

_Risk reporting at Erste Group refers to the continual reporting of the risk calculation results for the individual risk types to management.

Risk types

Market risk

Fluctuation in interest rates, exchange rates, security prices and commodity prices creates market risks. Market risks derive from short-term trading (the trading book) in instruments whose prices are fixed daily, as well as from the traditional banking business (the banking book).

Taking into account the bank's risk-bearing capacity and projected earnings, the management board sets the aggregate limit for the trading book in the Risk Committee. The aggregate limit is then allocated by the Market Risk Committee based on a recommendation by the **Group Market & Liquidity Risk Management** unit. All market risk activities in the trading book are assigned risk limits that, in the aggregate, are statistically consistent with the aggregate Value-at-Risk limit covering all market risks of Erste Group. Limit compliance is verified at two levels: by the appropriate local decentralised risk management unit and by **Group Market & Liquidity Risk Management.**

A key step in limit-setting is the estimation of the potential losses that could result from market movements. This amount – **Value-at-Risk** – is calculated at group level on a daily basis and relayed to the management board via the electronic management information system. Value-at-Risk is determined by the historical simulation method. In its analysis Erste Group uses a 99% confidence level and holding periods of one and ten days. The validity of the statistical methods applied is continually verified by backtesting.

Extreme market situations can exert a strong influence on the value of trading positions and have extraordinary effects on trading results. These are particularly market movements with a low probability of occurrence. Relying on purely statistical methods such as Value-at-Risk to measure risk does not adequately take into account the consequences of crisis situations. For this reason Erste Group reinforces its Value-at-Risk-based risk measurement with stress testing by several methods (historical worst, extreme value theory, scenario analysis). The results of these assessments too are also made available to the management board via the electronic management information system.

The market risk model approved by the Austrian Financial Market Authority is used to determine the minimum regulatory capital requirements of Erste Group under the Austrian Banking Act. The calculation employs the most favourable multiplier possible (3), assigned by the Financial Market Authority on the basis of an appraisal by the Austrian National Bank.

The following tables show the Value-at-Risk amounts for the end of December 2008 and December 2007 (in EUR thousand, 99% confidence level, holding period of one day):

2008	Total	Interest	Currency	Shares	Commodity	Volatility
Erste Group	42,657	29,892	2,719	5,350	227	2,164
Banking book	37,168	37,023	68	867	3	0
Trading book	7,789	4,309	2,685	4,869	225	2,164

2007	Total	Interest	Currency	Shares	Commodity	Volatility
Erste Group	26,811	24,172	1,230	9,417	166	1,558
Banking book	23,562	22,907	490	3,906	102	0
Trading book	5,543	1,752	873	5,716	128	1,558

Operational management of market risk

The Group Market & Liquidity Risk Management department is responsible for day-to-day control of the market risk associated with trading activities. Its duties are the monitoring of compliance with the market risk, position risk and transaction risk limits; risk reporting; supporting the trading desk; monitoring of market prices; participation in new-product testing; preparation of the risk manual; and the management of market risks.

Treasury performs the measurement of market risks relating to the banking book. The Balance Sheet Management unit submits monthly reports to the Asset Liability Committee (ALCO) on the interest rate risk of Erste Group as decision support for the adjustment of balance sheet risks.

Credit risk

Credit risk arises in traditional lending business (losses incurred by the default of obligors or by the need to provision assets as a result of the deteriorating credit quality of borrowers) as well as from trading in market risk instruments (counterparty risk). Country risks are recognised implicitly in the calculation of credit risk.

The central database used for credit risk management is the group data pool, in which all data relevant to credit risk management, to performance management and to the determination of risk-weighted assets and of the regulatory capital requirement are regularly fed.

Thanks to this single data pool, all risk control activities of the credit risk management, performance management and reporting units are harmonised group-wide on the basis of the most convergent and consistent data possible.

The Group Credit Risk Reporting department uses the group data pool for centralised credit risk reporting (both at group level and for the individual group companies). This ensures centralised analyses and application of ratios according to unified methods and segmentation across the group, using COGNOS as the group wide reporting tool.

The credit risk reporting established on this basis comprises regular reports on the group's credit portfolio for external and internal audiences and permits the continuous monitoring of risk developments, enabling management to take control measures. In-house users include, above all, the supervisory board and management board of Erste Group Bank AG, as well as the risk managers, business unit directors and internal audit staff.

This organisational unit is also in charge of the rollout and continual technical improvement of a group-wide online limit system for capping counterparty risk arising from treasury transactions, as well as for surveillance of credit risk from exposure to clients that fall into the asset segments "financial institutions", "sovereigns" and "international large corporates" and which do business with several members of Erste Group.

The operational credit decisions are made by the decentralised credit risk management units (Risk Management International and the credit risk management units at the banking subsidiaries).

Risk Management International is the operational credit risk management arm of the holding company. This department covers the customer groups/asset classes from a credit risk perspective where a top-level, group-wide review is required. The asset classes involved are country risks, sovereigns, banks, securitisations (ABS and CDO), large corporates, and real estate risks. Risk Management International also provides specific credit risk reports on the already cited centrally managed portfolios of the holding company and is in charge of process development for credit risk management and of the implementation of group standards for the asset classes named above.

BASEL II

Having passed the required audit conducted by the Austrian supervisory authority in 2006, Erste Group (including almost all cross-guarantee system savings banks and Česká spořitelna a.s.) successfully qualified for Basel II advanced internal ratings based approaches to the measurement of credit risk, effective from the entry of the new regulations into force on 1 January 2007. For credit risk, Erste Group applies the Advanced IRB Approach in the retail segment and the Foundation IRB Approach in all other Basel segments. In the year under review, these standards were also adopted by Erste Bank Hungary Nyrt. and Slovenská sporiteľňa a.s.

According to the current rollout plan for the Erste Group, the transition from the Standard Approach to the IRB Approach is to be made in 2009 for Erste Bank Croatia and in the subsequent years for Banca Comercială Română, Erste Bank Serbia and Open Joint-Stock Company "Erste Bank" (Erste Bank Ukraine).

Operational risk

In line with banking law, Erste Group defines operational risk as "the risk of loss resulting from inadequacy or failure of internal processes, people or systems, or from external events." Both quantitative and qualitative methods are used to identify operational risks, and are refined further in order to capture all information relevant to risk management. Consistent with international practice, the responsibility for managing operational risk rests with line management.

The quantitative measurement methods are based on internal loss experience data, which are collated across the group using a standard methodology and entered in a central data pool. Additionally, in order to be able to model losses that have not occurred in the past but are nonetheless possible, scenarios and external data are also used (Erste Group is a member of ORX, the international loss data consortium).

Besides the quantitative methods, qualitative approaches are used to determine operational risk, primarily by performing risk assessment surveys. The results and risk control suggestions from these responses by experts are reported to line management and thus serve as the support to reduce operational risks. In order to also ensure early detection of changes in risk potential that may lead to losses, Erste Group is working to define key risk indicators.

Since the beginning of 2004 the insurance cover procured by Erste Group is combined in a group-wide insurance programme. This reduced the cost of meeting the group's traditional property insurance needs and thus made it possible to buy additional insurance for previously uninsured banking-specific risks. The combination of potential economies and additional insurance cover, without an increase in overall cost, is achieved by retaining part of the losses in a captive reinsurance firm, thus permitting diversification of risk in the group.

The quantitative and qualitative methods outlined, including the insurance strategy and the modelling approaches, form the operational risk framework of Erste Group. Through periodic reporting, relevant information from these areas is communicated to the management board on a quarterly basis. A key measure in this context is operational Value-at-Risk, which is calculated for the group as a whole.

The operational risk framework and the structure of operational risk management and control at Erste Group are also defined in the risk rulebook, thus safeguarding the complete identification and consistent treatment of operational risks.

The regulatory audit for the adoption of an Advanced Measurement Approach (the loss distribution approach) at group level and for major subsidiaries (Ceská sporitelna a.s., Slovenská sporitelna a.s. and Erste Bank Hungary Nyrt.) began during the year under review. The audit is expected to conclude in 2009 with a positive result. In 2008 the regulatory capital required to cover operational risk was determined by the Basic Indicator Approach.

Group-wide Risk Management

At Erste Group, the regulatory requirements for qualitative risk management that result from pillar 2 (Supervisory Review Process) of Basel II and from the ICAAP (Internal Capital Adequacy Assessment Process) consultation paper of the CEBS (Committee of European Banking Supervisors) are fulfilled by the long-established calculation of risk-bearing capacity.

Determination of risk-bearing capacity

The main tool for assuring an appropriate level of capital resources at all times across all risks relevant to the group, and thus for assuring the group's continued viability, is the calculation of its risk-bearing capacity. In essence, this involves comparing the group's risks to the amount of risk cover available.

More specifically, the risk side of the calculation consists especially of determining the economic capital (the total potential loss from the assumption of risk) from unexpected losses in respect of credit, market and operational risk. This economic capital is then compared to the risk protection capital held (broken down into equity, subordinated liabilities, reserves and retained earnings), thus determining the bank's ability to absorb these potential unexpected losses. The risk is calculated at a confidence level of 99.95%. The calculation of risk-bearing capacity is designed in accordance with the business strategy and risk profile of Erste Group.

The sum of the risks and of the risk protection capital held represents the result of the group's active risk management and capital management. The management procedures involve both the strategic limitation of risks and, for example, the modelling of risks and risk trends. The aggregate risk limit for the group is set based on risk history, risk trends, market trends and the amount and composition of risk protection capital held. The picture provided by the calculation of risk-bearing capacity is rounded out by stress tests, which portray the effects of extremes and shocks to be considered in the strategic management of the group.

The management board and risk management committees are briefed regularly, and at least quarterly, on the results of the determination of risk-bearing capacity, including the movements in risks and available risk protection capital, the degree of utilisation of the risk limit and modelling of the trends in risks and risk protection capital held. The calculation of risk-bearing capacity forms a vital part of the management of risk and capital at Erste Group.

Erste Group's aggregate risk by risk type

The chart shows the composition of the regulatory capital requirement as of 31 December 2008 according to the type of risk.

ICAAP economic capital requirements in %, 2008


Market risk
Operational risk
11.7
7.9
80.4
Credit risk

Credit risk

Credit exposure represents the total of the following balance sheet items: loans and advances to credit institutions and loans and advances to customers; fixed-income securities held for trading, at fair value through profit or loss, or available for sale; held-to-maturity investments; and derivatives and credit risks held off-balance sheet (including undrawn credit commitments); in 2007, this item additionally included the investments of the insurance companies sold in 2008. The changes in risk provisions are explained in notes 2 and 16.

Credit exposure 2008

in EUR million	Total loans and advances to credit institutions and customers (incl. fixed-income securities)	Guarantees/ letters of credit Undrawn commitments	Total 2008
Private households	47,362	3,409	50,771
Financial and insurance services	41,686	8,865	50,551
Public administration	20,906	2,918	23,824
Real estate and housing	16,584	4,470	21,054
Manufacturing	10,614	5,265	15,879
Trade	10,023	3,623	13,646
Construction	5,731	3,633	9,364
Services	6,284	1,562	7,846
Transport and communication	4,842	1,261	6,102
Hotels and restaurants	3,797	715	4,512
Other	10,480	1,640	12,120
Total	**178,308**	**37,361**	**215,668**

Credit exposure 2007*)

in EUR million	Total loans and advances to credit institutions and customers (incl. fixed-income securities)	Guarantees/ letters of credit Undrawn commitments	Total 2007
Banking and insurance	42,536	12,672	55,208
Private customers	42,188	2,334	44,522
Public administration, social security	21,494	4,037	25,531
Real estate and other business activities	23,044	6,839	29,883
Manufacturing	10,528	5,040	15,568
Trade	10,065	3,241	13,306
Construction	3,763	2,701	6,464
Hotels and restaurants	3,402	498	3,900
Transport and communication	3,520	902	4,422
Energy and water supply	1,951	634	2,585
Other	9,558	1,060	10,618
Total	**172,049**	**39,958**	**212,007**

*) At the end of 2008 the structure of industries has been changed according to OENACE-Codes. Therefore the terms of industries had to be changed and the assignment of credit exposures to industries changed in some cases significantly. The comparative figures for 2007 are not available in the new structure.

The total credit exposure of Erste Group at 31 December 2008 was up by 1.7% or EUR 3.7 billion from one year earlier, to EUR 215.7 billion.

This net movement in credit exposure reflected increases at the CEE banking subsidiaries (up by EUR 5.9 billion), at the Austrian savings banks (up EUR 4.6 billion) and at Immorent and s Bausparkasse (up by a combined EUR 1.3 billion). On the other hand, the assets of s Versicherung – which was sold in the year under review – were no longer included (EUR (3.7) billion), the financial investments at holding company level were reduced by EUR 4.2 billion and the rest of the group recorded a slight decrease on balance.

The classification of credit assets into the risk classes used here is based on Erste Group's internal customer ratings. Erste Group uses internally two risk-scales for risk classification: for not defaulted customers eight risk classes (for retail) and 13 risk classes (for all other segments). For defaulted customers one risk class is used. For new subsidiaries, the respective local risk classification is mapped to group standard classifications until internal rating systems are introduced. Credit exposure is divided into the following risk classes.

Low risk: The borrower demonstrates a strong repayment capacity. New business is generally with clients in this risk class.

Management attention: The borrower's financial situation is in effect good, but his repayment ability may be negatively affected by unfavourable economic conditions. New business with clients in this risk class requires adequate structuring (securing) of the credit risks.

Substandard: The borrower is vulnerable to negative financial and economic impacts; such loans are managed in specialised risk management departments.

Non-performing: One or more of the default criteria under Basel II are met: full repayment unlikely, interest or principal payments on a material exposure more than 90 days past due, restructuring resulting in a loss to the lender, realisation of a loan loss, or opening of bankruptcy proceedings.

Credit Risk Review

Overall trend

A decrease occurred in the share represented by the best risk class (low risk), while exposure increased in the other categories; especially the assets in the substandard and non-performing portfolios rose strongly. Non-performing assets as a share of total exposure (i.e., the so-called NPL ratio) showed a marked increase from 2.2% to 2.9%.

Credit exposure by risk class 2008 in %


Management attention
Substandard
Non-performing
11.9
2.7
2.9
82.5
Low risk

Of Erste Group's total credit exposure, 82.5% constituted the best risk class and 11.9% was in the management attention class; the combined proportion of the two poorer risk classes rose from 4.2% to 5.6%.

Trend in Austria and abroad

In this section, credit exposure is analysed by the risk country of the borrower; the distribution among Erste Group entities is discernable from the composition of credit risk by reporting segments, shown in a subsequent section.

Credit exposure by risk class: Total

in EUR million	Low risk	Management attention	Substandard	Non-performing	Exposure
Total exposure at 31 Dec 2008	177,762	25,692	5,869	6,345	215,668
Share of total exposure	82.5%	11.9%	2.7%	2.9%	100.0%
Risk provisions at 31 Dec 2008	135	178	325	3,273	3,911
Covered by risk provisions	0.1%	0.7%	5.5%	51.6%	1.8%
Total exposure at 31 Dec 2007	179,643	23,496	4,105	4,763	212,007
Share of total exposure	84.7%	11.1%	2.0%	2.2%	100.0%
Risk provisions at 31 Dec 2007	72	152	466	2,671	3,362
Covered by risk provisions	0.0%	0.6%	11.4%	56.1%	1.6%
Change in total exposure in 2008	(1,881)	2,196	1,763	1,582	3,661
Change	(1.0)%	9.3%	43.0%	33.2%	1.7%
Change in risk provisions in 2008	63	27	(142)	602	550
Change	86.9%	17.5%	(30.4)%	22.5%	16.3%

Credit exposure by risk class: Austria

in EUR million	Low risk	Management attention	Substandard	Non-performing	Exposure
Total exposure at 31 Dec 2008	70,374	8,816	2,277	3,667	85,135
Share of total exposure	82.7%	10.4%	2.7%	4.3%	100.0%
Risk provisions at 31 Dec 2008	22	46	170	1,823	2,061
Covered by risk provisions	0.0%	0.5%	7.4%	49.7%	2.4%
Total exposure at 31 Dec 2007	66,900	10,216	1,714	3,361	82,191
Share of total exposure	81.4%	12.4%	2.1%	4.1%	100.0%
Risk provisions at 31 Dec 2007	10	46	71	1,806	1,933
Covered by risk provisions	0.0%	0.5%	4.1%	53.7%	2.4%
Change in total exposure in 2008	3,475	(1,400)	564	306	2,944
Change	5.2%	(13.7)%	32.9%	9.1%	3.6%
Change in risk provisions in 2008	13	0	99	17	128
Change	129.2%	0.6%	139.3%	0.9%	6.6%

In Austria, total credit exposure grew by EUR 2.9 billion or 3.6% compared to the end of the prior year, driven mainly by the growth in retail lending to consumers.

While the low risk category expanded by EUR 3.5 billion or 5.2% and the management attention portfolio decreased by EUR 1.4 billion or 13.7%, substandard assets increased by EUR 0.6 billion or 32.9% and non-performing assets rose by EUR 0.3 billion or 9.1%.

Credit exposure by risk class: Outside Austria

in EUR million	Low risk	Management attention	Substandard	Non-performing	Exposure
Total exposure at 31 Dec 2008	107,388	16,876	3,591	2,678	130,533
Share of total exposure	82.3%	12.9%	2.8%	2.1%	100.0%
Risk provisions at 31 Dec 2008	113	132	155	1,450	1,850
Covered by risk provisions	0.1%	0.8%	4.3%	54.1%	1.4%
Total exposure at 31 Dec 2007	112,744	13,279	2,391	1,401	129,816
Share of total exposure	86.8%	10.2%	1.8%	1.1%	100.0%
Risk provisions at 31 Dec 2007	63	105	395	865	1,428
Covered by risk provisions	0.1%	0.8%	16.5%	61.7%	1.1%
Change in total exposure in 2008	(5,355)	3,596	1,200	1,277	718
Change	(4.8)%	27.1%	50.2%	91.1%	0.6%
Change in risk provisions in 2008	50	26	(240)	585	422
Change	80.3%	24.9%	(60.8)%	67.6%	29.5%

The amount of credit exposure outside Austria increased moderately by EUR 0.7 billion or 0.6%. However, in a significant compositional change, low-risk assets contracted by almost EUR 5.4 billion (or (4.8%)) while management attention exposure rose by EUR 3.6 billion (or 27%), substandard loans by EUR 1.2 billion (or 50%) and non-performing assets by EUR 1.3 billion (or 91%). This reflected both the financial crisis with large defaults such as Iceland, and the deterioration of the fundamental environment in the core markets in CEE.

Credit risk by sector

When comparing the sector composition of credit risk with the prior year, it is important to take into account a change in the structure of sector attribution based on the new OENACE classifications: Despite the reassignment of holding companies from real estate and corporate related services to financial and insurance services, this sector represents the second largest risk volume followed by private households. These sectors are followed by public administration and housing and real estate. The four largest sectors together accounted for more than two-thirds of total credit exposure, compared with almost three-quarters of the total one year earlier. The next highest exposures were found in the manufacturing and trade sectors.

With the exception of construction and, for the first time, of the service, transportation and communication sectors, the shares of the other industries were less than 2.5%. Compared to the previous years, this represents an increase in diversification across sectors.

Credit exposure by sector 2008 in %


Public administration
Housing and real estate
Manufacturing
Trade
Construction
Services
Transport and telecommunication
Other (< 2.5 %)
Households
Financial and insurance services
11.0
9.8
7.4
6.3
4.3
3.6
2.8
7.7
23.5
23.4

Credit exposure by sector: Total in 2008

2008 in EUR million	Gross Exposure Low risk	Management attention	Sub-standard	Non-performing	Exposure
Agriculture and forestry	1,139	588	156	138	2,021
Mining	735	66	21	11	834
Manufacturing	10,908	3,501	773	697	15,879
Energy and water supply	2,779	509	99	74	3,461
Construction	6,682	1,861	460	362	9,364
Development of building projects	2,023	415	226	31	2,694
Trade	9,190	3,313	448	694	13,646
Transport and communication	4,239	1,262	349	252	6,102
Hotels and restaurants	2,495	1,278	270	469	4,512
Financial and insurance services	48,306	1,775	105	364	50,551
Holding companies	5,938	296	40	130	6,405
Real estate and housing	16,059	3,995	410	590	21,054
Services	6,055	1,192	174	425	7,846
Public administration	23,015	776	20	13	23,824
Education, health and art	2,423	566	270	132	3,392
Private households	42,394	4,978	1,279	2,120	50,771
Other	1,342	32	1,033	4	2,412
Total	**177,762**	**25,692**	**5,869**	**6,345**	**215,668**

Credit exposure by sector: Total in 2007*)

2007 in EUR million	Gross Exposure Low risk	Management attention	Sub-standard	Non-performing	Exposure
Agriculture and forestry	1,094	631	182	127	2,033
Mining	764	214	28	11	1,016
Manufacturing	11,787	2,747	524	510	15,568
Energy and water supply	2,214	242	67	62	2,585
Construction	4,569	1,331	225	339	6,464
Trade	8,896	3,334	515	561	13,306
Tourism	2,040	1,158	258	443	3,900
Transport and communication	3,102	894	236	189	4,422
Banking and insurance	53,876	1,137	155	40	55,208
Real estate and other business activities	23,827	4,898	431	728	29,883
Public administration	25,005	495	17	14	25,531
Healthcare and social services	1,146	252	38	73	1,509
Other services	2,129	570	110	149	2,957
Private households	36,913	5,439	685	1,485	44,522
Other	2,281	152	634	33	3,101
Total	**179,643**	**23,496**	**4,105**	**4,763**	**212,007**

*) At the end of 2008 the structure of industries has been changed according to OENACE-Codes. Therefore the terms of industries had to be changed and the assignment of credit exposures to industries changed in some cases significantly. The comparative figures for 2007 are not available in the new structure.

Credit exposure by sector: Austria in 2008

2008 in EUR million	Gross Exposure Low risk	Management attention	Sub-standard	Non-performing	Exposure
Agriculture and forestry	530	164	27	79	801
Mining	56	26	0	8	90
Manufacturing	4,954	593	119	280	5,946
Energy and water supply	890	171	8	32	1,101
Construction	3,719	627	71	266	4,683
Development of building projects	998	124	3	22	1,148
Trade	4,663	1,064	127	475	6,329
Transport and communication	1,765	318	117	160	2,360
Hotels and restaurants	1,303	911	169	391	2,773
Financial and insurance services	13,363	246	47	78	13,734
Holding companies	4,216	104	39	57	4,416
Real estate and housing	9,532	1,849	163	444	11,988
Services	2,896	629	90	340	3,955
Public administration	4,853	67	0	0	4,920
Education, health and art	1,269	264	32	94	1,658
Private households	19,916	1,884	279	1,022	23,101
Other	665	2	1,028	0	1,695
Total	**70,374**	**8,816**	**2,277**	**3,667**	**85,135**

Credit exposure by sector: Austria in 2007*)

2007 in EUR million	Gross Exposure Low risk	Management attention	Sub-standard	Non-performing	Exposure
Agriculture and forestry	524	283	50	96	952
Mining	110	54	4	8	176
Manufacturing	5,264	873	76	265	6,478
Energy and water supply	689	100	8	29	826
Construction	3,037	646	131	277	4,091
Trade	4,343	1,433	180	423	6,378
Tourism	967	905	168	363	2,402
Transport and communication	1,342	314	119	121	1,897
Banking and insurance	10,242	107	6	16	10,372
Real estate and other business activities	14,182	2,930	233	643	17,988
Public administration	5,829	22	3	12	5,865
Healthcare and social services	897	194	27	50	1,169
Other services	900	421	47	125	1,494
Private households	18,544	1,922	194	934	21,594
Other	29	11	469	1	510
Total	**66,900**	**10,216**	**1,714**	**3,361**	**82,191**

*) At the end of 2008 the structure of industries has been changed according to OENACE-Codes. Therefore the terms of industries had to be changed and the assignment of credit exposures to industries changed in some cases significantly. The comparative figures for 2007 are not available in the new structure.

Credit exposure by sector: Outside Austria in 2008

2008 in EUR million	Gross Exposure Low risk	Management attention	Sub-standard	Non-performing	Exposure
Agriculture and forestry	610	423	129	58	1,220
Mining	679	40	21	4	744
Manufacturing	5,954	2,907	654	417	9,932
Energy and water supply	1,889	338	91	43	2,360
Construction	2,963	1,234	388	96	4,681
Development of building projects	1,025	290	222	9	1,547
Trade	4,527	2,249	321	220	7,316
Transport and communication	2,474	944	232	93	3,743
Hotels and restaurants	1,193	366	102	78	1,738
Financial and insurance services	34,943	1,529	58	286	36,816
Holding companies	1,723	192	0	73	1,989
Real estate and housing	6,527	2,145	247	146	9,066
Services	3,158	564	85	85	3,892
Public administration	18,162	709	20	13	18,904
Education, health and art	1,154	303	239	39	1,734
Private households	22,477	3,094	1,001	1,098	27,670
Other	677	30	5	4	716
Total	**107,388**	**16,876**	**3,591**	**2,678**	**130,533**

Credit exposure by sector: Outside Austria in 2007*)

2007 in EUR million	Gross Exposure Low risk	Management attention	Sub-standard	Non-performing	Exposure
Agriculture and forestry	570	348	132	31	1,081
Mining	653	160	24	3	841
Manufacturing	6,523	1,874	448	245	9,091
Energy and water supply	1,525	142	59	33	1,759
Construction	1,532	685	94	63	2,373
Trade	4,553	1,902	335	138	6,928
Tourism	1,074	253	91	80	1,498
Transport and communication	1,760	580	118	68	2,525
Banking and insurance	43,634	1,030	149	24	44,837
Real estate and other business activities	9,645	1,967	198	85	11,895
Public administration	19,176	473	14	3	19,666
Healthcare and social services	249	58	11	22	340
Other services	1,228	149	62	25	1,464
Private households	18,369	3,517	492	550	22,929
Other	2,252	141	165	32	2,590
Total	**112,744**	**13,279**	**2,391**	**1,401**	**129,816**

*) At the end of 2008 the structure of industries has been changed according to OENACE-Codes. Therefore the terms of industries had to be changed and the assignment of credit exposures to industries changed in some cases significantly. The comparative figures for 2007 are not available in the new structure.

The total increase of EUR 2.9 billion in Austria was driven primarily by growth in lending to households.

Outside Austria, credit exposure was steady, as a strong decrease within financial and insurance service providers contrasted with increases in nearly all other sectors.

The foreign portion of credit exposure eased in 2008 from 61.2% to 60.5%.

Credit Exposure by region

The increase in credit exposure by a total of just under EUR 3.7 billion reflected a rise of EUR 2.9 billion or 3.6% in Austria and of EUR 11.7 billion or 15.4% in the Central and Eastern European core markets, coupled with a decrease of EUR 9.3 billion or 25.0% in the other EU member states (EU 27 excluding core markets), a decrease in other industrialised countries of EUR 2.3 billion (or (22.3%)) and an increase of EUR 0.7 billion (or 11.0%) in the emerging markets.

The exposure increase in Central and Eastern Europe resulted from an expansion both in business of the local banking subsidiaries and in cross border business. In the other EU countries and other industrialised markets there were reductions in investments primarily in the financial markets and interbank business.

The geographic analysis of credit exposure is based on the risk country of the borrower; the distribution among Erste Group entities is discernable from the composition of credit risk in terms of reporting segments.

Credit exposure by region 2008 in %


Other EU
Other industrialised countries
Emerging Markets
13.0
3.8
3.1
39.5
Core market Austria
40.6
Core market Central and Eastern Europe

The countries of Erste Group's core market and the European Union accounted for 93.1% of credit exposure.

Credit exposure in emerging markets remained of minor significance at 3.1% of the group total.

Credit exposure by region

2008	Gross Exposure				
in EUR million	Low risk	Management attention	Sub-standard	Non-performing	Exposure
Core market	**138,299**	**23,354**	**5,418**	**5,719**	**172,789**
Austria	70,374	8,816	2,277	3,667	85,135
Croatia	6,239	1,742	189	187	8,358
Romania	9,347	5,089	1,718	532	16,686
Serbia	419	556	27	45	1,046
Slovakia	11,325	1,081	259	281	12,946
Slovenia	1,916	286	96	81	2,379
Czech Republic	27,354	3,689	542	610	32,195
Ukraine	527	523	56	12	1,119
Hungary	10,798	1,571	253	303	12,925
Other EU	**26,253**	**1,287**	**72**	**343**	**27,956**
Other industrialised countries	**7,216**	**385**	**328**	**240**	**8,170**
Emerging markets	**5,993**	**666**	**51**	**44**	**6,753**
Southeastern Europe / CIS	1,807	212	10	17	2,046
Asia	1,554	122	40	3	1,719
Latin America	837	81	0	15	933
Middle East / Africa	1,796	251	0	9	2,056
Total	**177,762**	**25,692**	**5,869**	**6,345**	**215,668**

2007 in EUR million	Gross Exposure Low risk	Management attention	Sub-standard	Non-per-forming	Exposure
Core market	**128,152**	**21,636**	**3,868**	**4,487**	**158,143**
Austria	66,900	10,216	1,714	3,361	82,191
Croatia	5,630	1,417	155	153	7,355
Romania	7,471	6,387	1,204	309	15,372
Serbia	495	153	8	32	688
Slovakia	8,429	1,243	223	201	10,097
Slovenia	1,805	250	89	69	2,213
Czech Republic	28,155	574	112	198	29,038
Ukraine	387	270	46	5	708
Hungary	8,880	1,126	318	158	10,481
Other EU	**35,918**	**1,084**	**69**	**190**	**37,261**
Other industrialised countries	**10,214**	**240**	**25**	**41**	**10,519**
Emerging markets	**5,359**	**536**	**144**	**44**	**6,083**
Southeastern Europe / CIS	1,272	174	86	2	1,534
Asia	1,482	60	35	34	1,611
Latin America	868	34	12	5	919
Middle East / Africa	1,738	267	11	3	2,019
Total	**179,643**	**23,496**	**4,105**	**4,763**	**212,007**

Credit exposure by BASEL II exposure class

2008 in EUR million	Gross Exposure	Collaterals and other credit risk mitigation Guaran-tees	Real estate	Others
Central governments and central banks	23,949	74	0	123
Regional governments and local authorities	5,699	55	96	945
Administrative bodies and non-commercial undertakings	1,081	227	0	7
Multilateral development banks	195	0	0	0
Institutions	27,624	107	6	257
Corporates	87,775	3,003	13,806	14,483
Retail (incl. SME)	65,521	377	30,538	8,645
Securitisation positions	1,701	0	0	0
Covered Bonds	2,122	0	0	7
Total	**215,668**	**3,843**	**44,446**	**24,468**

2007 in EUR million	Gross Exposure	Collaterals and other credit risk mitigation Guaran-tees	Real estate	Others
Central governments and central banks	20,559	110	0	157
Regional governments and local authorities	6,453	214	21	915
Administrative bodies and non-commercial undertakings	1,037	206	6	27
Multilateral development banks	119	0	0	0
Institutions	36,857	188	26	638
Corporates	84,462	2,388	15,997	6,643
Retail (incl. SME)	58,359	198	24,321	6,098
Securitisation positions	2,145	0	0	0
Covered Bonds	2,017	0	0	0
Total	**212,007**	**3,304**	**40,371**	**14,478**

The credit assets are grouped into exposure classes according to Basel II, using the more detailed classification of the Standardised Approach.

The major types of collaterals are mortgages on residential and commercial real estate, as well as guarantees. Among the other types of collaterals, financial collateral is the most common. The valuation of security takes into account the requirements for risk mitigation under Basel II.

Performing assets (i.e. assets that were neither past due nor impaired) based on the Basel II exposure classes were distributed across risk classes as follows:

2008 in EUR million	Gross Exposure Low risk	 Management attention	 Sub-standard
Central governments and central banks	23,725	210	5
Regional governments and local authorities	5,150	533	15
Administrative bodies and non-commercial undertakings	1,018	62	1
Multilateral development banks	195	0	0
Institutions	26,835	628	9
Corporates	65,730	15,559	3,774
Retail (incl. SME)	51,351	8,700	2,001
Securitisation positions	1,692	0	9
Covered Bonds	2,067	0	55
Total	**177,762**	**25,692**	**5,869**

2007 in EUR million	Gross Exposure Low risk	 Management attention	 Sub-standard
Central governments and central banks	20,282	268	9
Regional governments and local authorities	6,329	118	5
Administrative bodies and non-commercial undertakings	918	119	0
Multilateral development banks	119	0	0
Institutions	36,109	597	127
Corporates	66,346	13,402	2,683
Retail (incl. SME)	45,382	8,925	1,269
Securitisation positions	2,069	63	13
Covered Bonds	2,013	3	0
Total	**179,567**	**23,496**	**4,105**

The carrying amount of assets for which new terms were negotiated because they would otherwise have fallen into arrears or been impaired was EUR 1,013 million at 31 December 2008 (2007: EUR 168 million). Of this total, EUR 380 million (2007: EUR 74 million) related to the Corporate exposure class and EUR 633 million (2007: EUR 94 million) pertained to the Retail category (including SME). These are assets in the non-performing risk class where the renegotiation of terms caused a financial loss to the lending bank on a present value basis. At Erste Group this is used as a default criterion.

At 31 December 2008 the balances of assets which were past due but for which specific provisions had not yet been established were as follows:

2008 in EUR million	Gross Exposure Thereof 91-180 days past due	Thereof more than 180 days past due	Total loans and advances past due	Thereof collateralised Thereof 91-180 days past due	Thereof more than 180 days past due	Total loans and advances past due
Regional governments and local authorities	1	3	4	0	0	0
Institutions	3	0	3	0	0	0
Corporates	65	159	224	22	104	126
Retail (incl. SME)	84	373	457	42	128	170
Total	**153**	**536**	**688**	**64**	**232**	**297**

At 31 December 2007 the balances of assets which were past due but for which specific provisions had not yet been established were as follows:

2007 in EUR million	Gross Exposure Thereof 91-180 days past due	Thereof more than 180 days past due	Total loans and advances past due	Thereof collateralised Thereof 91-180 days past due	Thereof more than 180 days past due	Total loans and advances past due
Regional governments and local authorities	1	2	3	0	0	0
Institutions	0	4	4	0	0	0
Corporates	48	77	125	19	32	51
Retail (incl. SME)	92	493	585	42	143	185
Total	**141**	**577**	**717**	**61**	**175**	**236**

All assets presented in this table were classified as non-performing. Provisions are as a rule established for assets that are more than 90 days past due. However, such specific provisions are not established if the asset is covered by portfolio provisions or by collateral.

At 31 December 2008, specific provisions existed for the following exposures:

2008 in EUR million	Total loans under specific provisions	Thereof 91-180 days past due	Thereof more than 180 days past due
Loans and advances to credit institutions	130	2	4
Loans and advances to customers	4,749	265	1,596
Total	**4,879**	**267**	**1,600**

2007 in EUR million	Total loans under specific provisions	Thereof 91-180 days past due	Thereof more than 180 days past due
Loans and advances to credit institutions	10	0	4
Loans and advances to customers	3,759	174	1,390
Total	**3,769**	**174**	**1,394**

Provisions for impairment are established based on a standardised process whereby risk provisions are created for that portion of the exposure not covered by collateral or expected recoveries. In addition, portfolio provisions are made on the basis of default probabilities and loss ratios for non-provisioned exposures

Credit exposure by segments

This section describes the composition of credit exposure based on reporting segments. Exposure is classified to segments based on the domicile of the group entities that carry the credit risk on their books. The differences in provisioning levels for the segments result from the risk situation in the respective markets, regulatory requirements and the local legal environment.

Credit exposure by segment at 31 December 2008

in EUR million	Low risk	Management attention	Substandard	Non-performing	Exposure	Risk provisions	NPL coverage
Austria	67,181	9,618	1,418	3,874	82,091	2,063	53.3%
Central and Eastern Europe	51,426	10,313	2,823	1,791	66,353	1,451	81.0%
Private clients and SME	118,606	19,931	4,242	5,665	148,444	3,514	62.0%
Group Corporate and Investment Banking	39,554	5,377	681	638	46,250	395	61.9%
Group Markets	15,277	240	353	42	15,912	1	3.3%
Corporate Center	4,325	145	593	0	5,063	1	157.3%
Total	**177,762**	**25,692**	**5,869**	**6,345**	**215,668**	**3,911**	**61.6%**

Credit exposure by segment at 31 December 2007*)

in EUR million	Low risk	Management attention	Substandard	Non-performing	Exposure	Risk provisions	NPL coverage
Austria	60,574	9,759	1,518	3,287	75,138	1,797	54.7%
Central and Eastern Europe	57,912	10,148	2,018	953	71,032	1,271	133.4%
Private clients and SME	118,487	19,907	3,536	4,239	146,170	3,068	72.4%
Group Corporate and Investment Banking	43,065	2,375	559	503	46,503	276	54.8%
Group Markets	16,468	1,141	0	1	17,610	1	63.4%
Corporate Center	1,623	72	9	20	1,724	18	88.7%
Total	**179,643**	**23,496**	**4,105**	**4,763**	**212,007**	**3,362**	**70.6%**

*) In the third quarter of 2008 the segmentation was revised to the new structure used here. The comparative data as at the end of 2007 was restated accordingly where possible. However, the Central and Eastern European business of Group Corporate & Investment Banking for 2007 is still included in the CEE segment.

Non-performing assets and risk provisions

Credit assets are classified and reported as non-performing (NPL) if one or more of the default criteria under Basel II are met: full repayment unlikely, interest or principal payments on a material exposure more than 90 days past due, restructuring resulting in a loss to the lender, realisation of a loan loss, or opening of bankruptcy proceedings. These advances are classified and reported under non-performing assets.

On average in the group, risk provisions covered 61.6% of reported NPL assets. For the portion of NPL not covered by provisions there are appropriate levels of conservatively valued, bankable collateral, hence this level of provisioning is considered sufficient. In accordance with the Basel II definition of default, the NPL category also includes debt on which interest and principal payments are being made.

In 2008, NPL increased by EUR 1,582 million or 33.2% to EUR 6,345 million. Risk provisions were increased by EUR 550 million or 16.3% to EUR 3,911 million. These movements resulted in a net reduction of 9.0 percentage points in NPL provision coverage.

ABS- and CDO-Portfolio

Overview

Erste Group is not invested in US subprime securities or their derivatives.

At 31 December 2008, Erste Group had a conservative portfolio of securitised assets and their derivatives with a total value of approximately EUR 2.3 billion. More than 95% of this portfolio carried an investment grade rating.

A large proportion of the portfolio – about 66% – is invested in residential mortgage-backed securities (RMBS) and collateralised loan obligations (CLO).

- Prime British residential mortgage-backed securities (RMBS): Erste Group is invested solely in prime RMBS. These are portfolios of residential mortgage loans, which as a rule have satisfactory ratings. One of the key indicators for the evaluation of the portfolio is the 30+ day delinquency rate, which is currently 1.4% on average. The losses in the underlying portfolios have currently still been so small that there were no losses to record on our tranches (BBB to AAA).

- European and US collateralised loan obligations (CLO): These products consist primarily of secured corporate loans with an average rating of B+. Although the default rate for speculative grade corporate debt securities rose strongly in 2008, the subordination should provide sufficient protection against the increase in defaults. More than 96% of our CLO portfolios carry a rating of A or better.

The other 34% of the portfolio is invested in the following asset classes:

- UK commercial mortgage-backed securities (CMBS): The portfolio comprises loans with commercial property collateral (mostly offices but also retail, leisure and other). Despite the decrease of about 35% in British commercial real estate prices, the CMBS are sufficiently protected by the long seasoning, by low loan-to-value ratios, and by structural support through subordination.

- Investments in continental Europe: Securitisations from the Netherlands and Germany with the following underlying assets: residential and commercial mortgages, loans to small and medium enterprises, and leases; Italian RMBS and lease ABS; Spanish securitisations mainly of SME loans, and a lower percentage of RMBS; and smaller positions in Irish, Central and Eastern European and Australian transactions.

- Collateralised loan obligations make up the bulk of the collateralised debt obligations (CDO) held. In addition to US CLOs, the CDO portfolio also contains investment grade tranches of European CLOs. Other CDO products were largely avoided over the last several years. While there are small positions in synthetic CDOs, collateralised bond obligations, and CDOs of CDOs, no new investments have been made in these types of instruments since the middle of 2006. The remaining securitisation products were purchased relatively long ago, will soon mature, and do not represent additional risk of loss of principal even in the current market setting. This also applies to some other CDOs with mixed portfolios that cannot be assigned to the product categories discussed above.

Investment process and portfolio allocation

The general screening criterion for purchasing securitised products or their derivatives has always been to avoid product categories that lack historical default data and loss data over a full economic cycle. Additionally, all ABS and CDO investments were centrally analysed and approved. All securities are as a rule held until maturity; earlier disposal is the exception. Approximately 42% of the assets are classified to the held to maturity (HTM) portfolio, 46% to the available for sale (AFS) portfolio and 12% to the fair value (FV) portfolio. In the present market environment, all securities have a market price lower than cost. Nevertheless, based on careful and continual analysis, there are no particular risk concerns. The securities of the ABS and CDO portfolios involve standard structures and frequently are benchmark securitisations.

Liquidity in the entire market fell further during the year under review. No new investments have been made for some time. We expect the portfolio to contract further in 2009 as a result of repayments.

In addition, Erste Group is also invested in US collateralised mortgage obligations (CMOs) issued by Ginnie Mae, Fannie Mae and Freddie Mac. These issuers are considered US government-sponsored or US government-guaranteed institutions and they have stable AAA ratings.

Iceland

At 31 December 2008 Erste Group had a total exposure to Icelandic banks of EUR 323.4 million. This was almost entirely provided for by establishing provisions of EUR 287.6 million. The amount of these provisions is regarded as sufficient to cover future defaults.

The following table presents the composition of the exposure and provisioning by portfolio:

in EUR million	Exposure	Impairment
Loans and advances to credit institutions	94.5	(66.1)
Financial assets - at fair value through profit or loss	3.8	(3.7)
Financial assets - available for sale	167.6	(164.0)
Financial assets - held to maturity	57.5	(53.8)
Total	**323.4**	**(287.6)**

Liquidity risk

During the last year liquidity risk management was one of the most important priorities for Erste Group - not only a tactical short-term liquidity risk, but the whole process of liquidity management e.g. long-term structural liquidity risk, planning of funding needs across the group, crisis scenario-based analysis, contingency plans, collateral mobilization, communication, etc.

Organization and reporting

As in previous years, the liquidity risk was discussed at the Board level at Asset Liability Committee (ALCO) meetings. Additionally there were special daily and weekly reports prepared for the Board. ALCO was regularly informed about the fulfilment of all liquidity limits and was fully updated about the internal and external market liquidity situation. The operational liquidity committee (OLC) – responsible for management of liquidity was meeting more frequently in order to improve the coordination of the operational tasks related to liquidity management and to regularly report to ALCO members. National banks and Board members were watching the liquidity situation and liquidity risk more carefully. National Banks imposed new reporting requirements and liquidity limits, which were applied within EU memberstates and which were met.

Short-term Liquidity Risk

The maturity profile of short-term funding in foreign currencies, especially CHF and USD has been monitored on a detailed basis to keep with short-term liquidity limits. The short-term liquidity position is monitored on a daily basis. Erste Group is particularly focusing on the net cash outflow projection and its coverage by collateral. The OLC put a special focus on a collateral mobilization, which helped to keep a better split of eligible collateral in the group. A ratio between secured and unsecured funding clearly shows the current market trend to move towards collateralized funding.

Long-term Liquidity Risk

Erste Group steers long-term (structural) liquidity risk via a scenario and time dependent analysis tool, both at the Group and the individual subsidiary level. Dynamic aspects of the renewal of existing balance sheet items are incorporated through the setting of specific assumptions. The result of the analysis shows the ability of the Group to withstand distress situations before they really occur. Acting upon the results of this analysis, all necessary steps can be taken in order to be prepared to face the potential crisis in advance.

Own Issues

The year 2008 was for the financial markets one of the most volatile and dramatic seen in recent history. Credit spread widening continued and debt capital market issuances were dampened. Erste Group did not tap the international market with benchmark transactions and decided to concentrate on retail and private placements in Austria and to international clients. This strategy was not only successful in achieving our yearly funding plan at very attractive levels, but also demonstrated that Erste Group has an excellent reputation and has good possibilities to place long term debt.

Group-wide Liquidity Risk Management

General standards of liquidity management (standards, limits and analysis) have been defined by Erste Group Bank AG. Members of the group implemented these principles. Results of the analyses are reported regularly and consolidated on the Group level. The important channel for steering the liquidity risk within Erste Group Bank AG and towards its subsidiaries is the FTP system and prices of Intra-group funding. The process of planning of funding needs provides important information for liquidity management. A detailed overview is prepared about funding needs for the planning horizon across the Group regularly, on quarterly basis.

Contingency plan

The Comprehensive Contingency Plan assures the necessary coordination of all involved parties in the liquidity management process in case of crisis. The contingency plans of the subsidiaries are coordinated by the plan of the parent company.

Liquidity gap

The long-term liquidity position is managed using liquidity gaps, on the basis of expected cash flows. This liquidity position is calculated for each currency with material volume and based on the assumption of ordinary business activity.

The following table shows liquidity gaps as of 31 December 2008:

in EUR million	< 1 month		1-12 months		1-5 years		> 5 years	
	2008	2007	2008	2007	2008	2007	2008	2007
Liquidity gap	**(12,007)**	**(3,049)**	**(25,193)**	**352**	**11,202**	**(1,309)**	**60,999**	**4,006**

Analysis of financial liabilities

Maturities of contractual, not discounted cash flows of financial liabilities were as follows:

2008 in EUR million	< 1 month	1-12 months	1-5 years	> 5 years
Liabilities	**102,528**	**54,073**	**38,427**	**20,534**

Interest rate risk

Interest rate risk is the risk of adverse change in the fair value of financial instruments caused by movement in market interest rates. This type of risk arises when mismatches exist between assets and liabilities (including off-balance-sheet items) in respect of their maturities or of the timing of interest rate adjustments.

In order to identify interest rate risk, all financial instruments, including transactions not recognised in the balance sheet, are grouped into maturity bands based on their remaining term to maturity or term to an interest rate adjustment.

The following tables list the open fixed-income positions held by the group in the five currencies that carry significant interest rate risk: EUR, CZK, SKK, HUF and RON.

Only those open fixed-income positions are shown which are not allocated to the trading book. Positive values indicate fixed-income risks on the asset side, i.e. a surplus of asset items; negative values represent a surplus on the liability side.

Open fixed-income positions not assigned to the trading book

2008 in EUR million	1-3 years	3-5 years	5-7 years	7-10 years	over 10 years
Fixed-interest gap in EUR positions at 31 December 2008	3,170.5	1,923.0	886.8	598.4	55.4
Fixed-interest gap in CZK positions at 31 December 2008	(1,964.1)	(13.5)	686.3	439.3	620.6
Fixed-interest gap in SKK positions at 31 December 2008	(392.1)	853.8	97.4	86.6	179.4
Fixed-interest gap in HUF positions at 31 December 2008	273.4	444.7	236.8	82.8	0.0
Fixed-interest gap in RON positions at 31 December 2008	(55.4)	212.4	42.5	170.7	5.3

2007 in EUR million	1-3 years	3-5 years	5-7 years	7-10 years	over 10 years
Fixed-interest gap in EUR positions at 31 December 2007	310.8	2,448.1	1,296.0	1,004.3	349.6
Fixed-interest gap in CZK positions at 31 December 2007	(1,596.2)	165.6	871.8	412.2	346.6
Fixed-interest gap in SKK positions at 31 December 2007	(376.1)	333.2	307.4	47.7	130.7
Fixed-interest gap in HUF positions at 31 December 2007	392.7	35.3	1.1	0.5	0.0
Fixed-interest gap in RON positions at 31 December 2007	(19.8)	(250.8)	15.0	41.0	6.4

Hedging

The goals of market risk management for the banking books of Erste Group are to optimise the risk position while taking into account the economic environment, competitive situation, fair value risk and effect on net interest income; to maintain an appropriate liquidity position for the Group; and to centrally manage all market risks inherent in the banking book via the Group's asset liability committee.

In keeping with the goals of risk management, hedging activities focus on the two main control variables – net interest income and fair value risk. In a broader sense under hedging an economic activity is understood, that mitigates risk, but not necessarily qualify for IFRS hedge accounting. In a more narrow sense hedging is hedge accounting according to all IFRS requirements. For economic fair value hedging fair value option is used where it is applicable. For IFRS hedge accounting cash flow hedges, fair value hedges and hedges of a net investment are recognised. Most of the hedges are hedging interest rate risk; the rest is used to hedge foreign exchange rate risk.

Fair value hedges are employed to reduce market risk. They are used to turn fixed-income or structured transactions into variable-income transactions. Erste Group policy is that all substantial fixed single transactions which are bearing interest rate risk are converted to variable transactions in order not to retain the interest rate risk with them. Only Group Asset and Liability Management is allowed to steer interest rate risk up to a centrally approved level centrally. This policy is applied mainly for fixed or structured issued bonds, but also on material fixed purchased bonds and generally any material fixed transactions in the balance sheet. Steering of interest rate risk is done via bonds, loans or derivatives whereby for derivatives usually IFRS hedge accounting is applied. Interest rate swaps are the main instruments used for fair value hedges. In connection with issuance, fair value is also hedged by means of cross-currency swaps, swaptions, caps, floors and other types of instruments.

in EUR million	2008	2007
Profit/loss fair value - underlying	(577.8)	346.1
Profit/loss in fair value - hedging instrument	573.7	(341.8)

Cash flow hedges are used to eliminate uncertainty in the future cash flows in order to stabilize net interest income. Floors or caps are used to lock levels of interest income in a changing interest rate environment.

Interest rate swaps, caps and floors are used to hedge interest rate risk. Currency risk is hedged with spot transactions as well as currency swaps, fx forwards or balance sheet items denominated in a hedged currency.

In the reporting period, EUR 14 million (2007: EUR 2 million) was removed from the cash flow hedge reserve and recognised as income in the consolidated income statement; EUR 150 million (2007: EUR (12) million) was recognised directly in equity. The majority of the hedged cash flows is likely to occur within the next five years and will then be recognised in the consolidated income statement. Inefficiencies from cash flow hedges amounting to EUR (2.3) million (2007: EUR (0.5) million) are reported in the net trading result.

in EUR million	2008 Positive fair value	2008 Negative fair value	2007 Positive fair value	2007 Negative fair value
Hedging instrument - fair value hedge	200	167	67	611
Hedging instrument - cash flow hedge	96	20	2	47

Fair values of hedging instruments are reported in other assets and in other liabilities respectively.

44) Total volume of unsettled derivatives

2008 in EUR million	Notional amounts total	Positive	Negative	Fair value Total	Fair values by maturity < 1 year	1-5 years	> 5years
Interest rate contracts							
Interest rate swaps							
Purchase	267,094	52,028	(81)	51,947	24,890	9,181	17,876
Sale	265,256	103	(51,800)	(51,697)	(27,302)	(8,251)	(16,144)
FRA's							
Purchase	33,639	27	(74)	(47)	(41)	(6)	0
Sale	26,879	60	(23)	37	29	8	0
Futures							
Purchase	2,167	0	0	0	0	0	0
Sale	465	0	0	0	0	0	0
Interest rate options							
Purchase	76,678	1,821	(4)	1,817	347	625	845
Sale	71,631	5	(2,102)	(2,097)	(366)	(664)	(1,067)
Currency contracts							
Currency swaps							
Purchase	78,257	20,670	(343)	20,327	18,526	886	915
Sale	77,424	19	(19,944)	(19,925)	(17,853)	(1,511)	(561)
Futures							
Purchase	24	3	0	3	3	0	0
Sale	44	1	(2)	(1)	(1)	0	0
Currency options							
Purchase	23,450	3,449	0	3,449	2,281	1,162	6
Sale	23,108	0	(3,417)	(3,417)	(2,331)	(1,081)	(5)
Other agreements							
Credit risk swaps							
Purchase	1,624	178	(6)	172	4	138	30
Sale	0	0	0	0	0	0	0
Forward agreements							
Purchase	392	27	0	27	23	4	0
Sale	376	0	(32)	(32)	(24)	(5)	(3)
Futures							
Purchase	143	0	(1)	(1)	(1)	0	0
Sale	81	2	(1)	1	1	0	0
Options							
Purchase	2,261	69	0	69	25	33	11
Sale	1,410	0	(13)	(13)	(5)	(7)	(1)
Total							
Purchase	**485,729**	**78,272**	**(509)**	**77,763**	**46,057**	**12,023**	**19,683**
Sale	**466,674**	**190**	**(77,334)**	**(77,144)**	**(47,852)**	**(11,511)**	**(17,781)**

2007 in EUR million	Notional amounts total	Positive	Negative	Fair value Total	< 1 year	Fair values by maturity 1-5 years	> 5years
Interest rate contracts							
Interest rate swaps							
Purchase	241,300	42,455	(68)	42,387	23,934	5,974	12,479
Sale	234,878	121	(42,861)	(42,740)	(24,058)	(5,540)	(13,143)
FRA's							
Purchase	18,526	20	0	20	18	2	0
Sale	3,583	0	(17)	(17)	(16)	(1)	0
Futures							
Purchase	3,091	7	0	7	7	0	0
Sale	2,605	0	(3)	(3)	(3)	0	0
Interest rate options							
Purchase	65,625	777	(10)	767	80	326	362
Sale	62,554	5	(786)	(781)	(125)	(313)	(342)
Currency contracts							
Currency swaps							
Purchase	51,715	946	(936)	10	(285)	93	203
Sale	51,432	793	(478)	315	370	(86)	32
Futures							
Purchase	158	43	0	43	42	0	0
Sale	175	0	(44)	(44)	(44)	0	0
Currency options							
Purchase	6,520	104	(11)	93	59	32	1
Sale	6,679	11	(128)	(117)	(74)	(41)	(1)
Other agreements							
Credit risk swaps							
Purchase	869	12	(6)	6	12	(5)	0
Sale	0	0	0	0	0	0	0
Forward agreements							
Purchase	253	6	0	6	5	0	0
Sale	269	0	(7)	(7)	(1)	(4)	(2)
Futures							
Purchase	136	1	0	1	1	0	0
Sale	200	0	(4)	(4)	(4)	0	0
Options							
Purchase	1,006	134	0	134	25	108	0
Sale	1,133	4	(149)	(145)	(131)	(17)	3
Total							
Purchase	**389,199**	**44,505**	**(1,031)**	**43,474**	**23,898**	**6,530**	**13,045**
Sale	**363,508**	**934**	**(44,477)**	**(43,543)**	**(24,086)**	**(6,002)**	**(13,453)**

45) Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arms-length transaction. The best indication of the fair value of financial instruments is provided by quoted market prices in an active market. Where quoted market prices in an active market are available, they are used to measure the financial instrument. The measurement of fair value at Erste Group is based primarily on external sources of data (stock market prices or broker quotes in highly liquid market segments). Where no market prices are available, fair value is determined on the basis of valuation models that are based on observable market information. In some cases the fair value of financial instruments can be determined neither on the basis of market prices nor of valuation models that rely entirely on observable market data. In this case, individual valuation parameters not observable in the market are estimated on the basis of reasonable assumptions.

Erste Group employs only generally accepted, standard valuation models. Net present values are determined for linear derivatives (e.g. interest rate swaps, cross currency swaps, foreign exchange forwards and forward rate agreements) by discounting the replicating cash flows. Plain vanilla OTC options (on shares, currencies and interest rates) are valued using option pricing models of the Black-Scholes class; complex interest rate derivatives are measured using Hull-White and/or Brace Gatorek Musiela (BGM) models.

Erste Group uses only valuation models which have been tested internally and for which the valuation parameters (such as interest rates, exchange rates and volatility) have been determined independently.

Financial instruments for which fair value is determined on the basis of quoted market prices are mainly listed securities and derivatives as well as liquid government bonds and corporate bonds.

For financial instruments in inactive markets with predominantly observable market data and sufficient market depth, fair values are determined through the use of valuation models or by reference to comparable transactions. This is the case especially for OTC derivatives and bonds of low liquidity.

For financial instruments in inactive markets with predominantly non-observable market information or insufficient market depth, fair value is determined in a comparable manner. For inputs that are not observable or are of limited quality (e.g., in the case of instruments with extended valuation intervals or highly illiquid markets), approximations which fulfill the arm's length principle are used. This applies in particular to private equity investments, complex derivatives and illiquid structured bonds.

The table below details the valuation methods used to determine the fair value of financial instruments (excl. derivatives in banking book) measured at fair value:

in EUR million	Quoted market prices in active markets	Marked to model based on observable marked data	Marked to model based on non-observable inputs	Total
Financial assets - available for sale	6,325	7,729	1,510	15,564
Financial assets - at fair value through profit or loss	1,137	2,654	267	4,058
Trading assets - securities	1,889	3,051	62	5,002
Trading assets - derivatives	1,806	714	12	2,532
Total assets	**11,157**	**14,148**	**1,851**	**27,156**
Trading liabilities - derivatives	1,790	478	22	2,290
Other trading liabilities	161	69	0	230
Total liabilities and equity	**1,951**	**547**	**22**	**2,520**

The volume of products whose fair values are determined using valuation models based on non-observable market data is driven in large part by the market trend in the structured credit segment (ABS, CDOs). The decrease in trading activity led to a reduction in the proportion of observable transactions and thus to the allocation of more instruments to this category.

The following table shows fair values of financial instruments not measured at fair value:

in EUR million	2008 Fair value	2008 Carrying amount	2007 Fair value	2007 Carrying amount
ASSETS				
Cash and balances with central banks	7,556	7,556	7,615	7,615
Loans and advances to credit institutions	14,345	14,258	14,893	14,922
Loans and advances to customers	123,644	122,488	110,465	110,675
Financial assets - held to maturity	14,064	14,145	16,804	16,843
Investments of insurance companies[1)]	0	0	1,588	1,647
LIABILITIES				
Deposits by banks	34,627	34,672	35,013	35,165
Customer deposits	109,154	109,305	99,768	100,116
Debt securities in issue	30,458	30,484	31,046	31,078
Subordinated liabilities	6,040	6,047	5,593	5,589

1) Investments of insurance companies contain financial assets – held to maturity and loans and advances.

The fair value of loans and advances to customers and credit institutions is estimated by discounting future cash flows including changes in current credit spreads (difference from 2007 fair value). Loans and advances are grouped, as far as possible, into homogeneous portfolios based on maturity and internal rating.

The negative impact from the consideration of credit-risk spreads partly compensate the positive effect of low interest level as of 31 December 2008.

For liabilities without contractual maturities the carrying amount is recorded at fair value. The fair value of the other liabilities is estimated without assumed credit risk, but with changes in interest rates.

The fair values of receivables reflect the legal interest level as of 31 December 2008 and compensate the impact from the consideration of credit-risk spreads.

46) Financial instruments per category according to IAS 39

in EUR million	Loans and receivables	Held to maturity	Trading	Designated at fair value	Available for sale	Financial assets and financial liabilities at amortised cost	Derivatives designated as hedging instruments	Total
	At 31 December 2008							
ASSETS								
Cash and balances with central banks						7,556		7,556
Loans and advances to credit institutions	14,243			101				14,344
Loans and advances to customers	126,185							126,185
Risk provisions for loans and advances	(3,783)							(3,783)
Trading assets			7,534					7,534
Financial assets - at fair value through profit or loss				4,058				4,058
Financial assets - available for sale					16,033			16,033
Financial assets - held to maturity		14,145						14,145
Derivatives in banking book[1]			164				296	460
Accruals[1]						1,893		1,893
Total financial assets	**136,645**	**14,145**	**7,699**	**4,159**	**16,033**	**9,449**	**296**	**188,426**
LIABILITIES								
Deposits by banks						34,672		34,672
Customer deposits				128		109,176		109,305
Debt securities in issue				65		30,419		30,484
Trading liabilities			2,520					2,520
Subordinated liabilities						6,047		6,047
Derivatives in banking book[2]			195				188	382
Accruals[2]						1,942		1,942
Total financial liabilities	**0**	**0**	**2,714**	**193**	**0**	**182,255**	**188**	**185,350**

1) Derivatives and accruals are reported in other assets.
2) Derivatives and accruals are reported in other liabilities.

	At 31 December 2007							
in EUR million	Loans and receivables	Held to maturity	Trading	Designated at fair value	Available for sale	Financial assets and financial liabilities at amortised cost	Derivatives designated as hedging instruments	Total
ASSETS								
Cash and balances with central banks						7,615		7,615
Loans and advances to credit institutions	14,937							14,937
Loans and advances to customers	113,956							113,956
Risk provisions for loans and advances	(3,296)							(3,296)
Trading assets			6,637					6,637
Financial assets - at fair value through profit or loss				4,534				4,534
Financial assets - available for sale					16,200			16,200
Financial assets - held to maturity		16,843						16,843
Investments of insurance companies[1)]	116	1,532		2,615	3,683			7,946
Derivatives in banking book[2)]			75				69	144
Accruals[2)]						2,172		2,172
Total financial assets	**125,713**	**18,375**	**6,712**	**7,149**	**19,883**	**9,787**	**69**	**187,688**
LIABILITIES								
Deposits by banks				106		35,059		35,165
Customer deposits						100,116		100,116
Debt securities in issue				45		31,033		31,078
Trading liabilities			1,756					1,756
Subordinated liabilities						5,589		5,589
Derivatives in banking book[3)]			84				658	742
Accruals[3)]						1,096		1,096
Total financial liabilities	**0**	**0**	**1,840**	**151**	**0**	**172,893**	**658**	**175,542**

1) Investments of insurance companies contain solely financial assets: loans and advances, financial assets – at fair value through profit or loss, financial assets – available for sale and financial assets – held to maturity.
2) Derivatives and accruals are reported in other assets.
3) Derivatives and accruals are reported in other liabilities.

47) Audit fees and Tax fees

The following table contains fundamental audit fees and tax fees charged by the auditors (of Erste Group Bank AG and subsidiaries; the auditors include primarily Sparkassen-Prüfungsverband, Ernst & Young and Deloitte) in the fiscal years 2008 and 2007:

in EUR million	2008	2007
Audit fees	11.1	10.4
Tax fees	1.5	1.4
Total	**12.6**	**11.8**

48) Contingent liabilities and other obligations

in EUR million	2008	2007
Contingent liabilities		
Guarantees and warranties	15,212	18,765
Other	479	429
Total	**15,691**	**19,194**
Other obligations		
Undrawn credit and loan commitments, promissory notes	22,149	21,193
Other	287	307
Total	**22,436**	**21,500**

Legal proceedings

Erste Group Bank AG and some of its subsidiaries are involved in legal disputes, most of which have arisen in the ordinary course banking business. These proceedings are not expected to have a significant negative impact on the financial position or profitability of the Erste Group and/or Erste Group Bank AG. Erste Group is also subject to the following ongoing proceedings:

Cross-guarantee system

In 2002 Erste Group Bank AG formed the Haftungsverbund (referred to in German as the "Haftungsverbund") on the basis of a set of agreements with the majority of the Austrian savings banks. The purpose of the cross-guarantee system was to create an early-warning system, expand deposit insurance arrangements and strengthen cooperation in the savings bank sector.

In competition proceedings before the Austrian Cartel Court, two parties, a competitor of Erste Group Bank AG and the Austrian Federal Competition Authority, requested that the court prohibit the cross-guarantee system agreements on the grounds of alleged infringement of Article 81 of the EC Treaty.

In March 2007 the Supreme Court handed down a resolution and confirmed that the cross-guarantee system in its material provisions is compliant with Article 81 of the EC Treaty.

However, the Supreme Court held certain provisions to be anti-competitive on their merits. In its findings, the Supreme Court did not cite any explicit consequences that needed to be implemented by Erste Group Bank AG and the other parties. In April 2008, Erste Group Bank AG and the Cartel Court reached an understanding on the necessary adjustments to be made. This understanding (commitments within the meaning of section 27 Austrian Cartel Act) was challenged by the competitor before the Supreme Court. In October 2008 the Supreme Court set aside the decision of the Cartel Court due to a procedural error and remitted the case to the Cartel Court for reconsideration. Neither the commitments (if they are upheld) nor the preceding decision of the Supreme Court affect the permissibility of the consolidation of the savings banks' regulatory capital in Erste Group's balance sheet.

In 2007, Erste Group Bank AG entered into agreements with all Austrian savings banks (with the exception of two: Allgemeine Sparkasse Oberösterreich and Sparkasse Kufstein) that grant Erste Group Bank AG, on a contractual basis, a controlling influence over the savings banks and that lead to the establishment of a "Zusammenschluss" (merger) within the meaning of the EC Merger Regulation and the Austrian Cartel Act. These agreements were formally approved by the competition authorities in October 2007, January 2008, and May 2008. Erste Group Bank AG and Allgemeine Sparkasse Oberösterreich decided to enter into a closer cooperation which also qualifies as a "Zusammenschluss" (merger) within the meaning of the EC Merger Regulation / Austrian Cartel Act. Erste Group Bank AG and Sparkasse Kufstein adopted the necessary internal resolutions and entered into an agreement similar to the cross-guarantee system. The required applications for approval by the competition authorities will be filed as soon as possible.

State aid to Erste Bank Hungary

The European Commission has completed its investigation into the compatibility with the acquis communautaire of an "indemnity for unknown claims" granted by the Republic of Hungary to Erste Group Bank AG in relation to the acquisition of Postabank (later merged with Erste Bank Hungary). This investigation, in which Erste Group Bank AG participated as an affected third party, was undertaken in the course of the European Commission's review of past state aid granted by the governments of the 2004 EU accession states. While it has required the Republic of Hungary to terminate part of the indemnity, the Commission has confirmed the validity of the main issues for which the indemnity was granted (e.g., in relation to potential claims by previous auditors of Postabank).

Auditors' Case - Erste Bank Hungary

Deloitte Hungary and Arthur Andersen Kft have been sued by the Hungarian state alleging that, as the majority shareholder of former Postabank, the Hungarian state suffered substantial losses as a result of negligence by certain auditors in respect of their work as auditors of Postabank's financial statements for certain periods between 1995 and 1998. The Hungarian state alleges that the auditors were negligent in not uncovering certain transactions which disguised losses suffered by Postabank, as well as uncertainties in relation to Postabank's provisioning and certain other matters. The state further alleges that if the auditors had uncovered these problems as part of their audit, the shareholders of Postabank would have taken corrective action which would have prevented further losses.

After the court of first instance had found that Deloitte Hungary and the Hungarian state were each 50% liable for the errors in Postabank's financial statements, in early 2007 the court of appeal overturned the ruling and sent the case back to the court of first instance. In its ruling it stated with final and binding effect that, under the law, some of the monies lost by the state cannot be regarded as damages. The amount currently claimed by the Hungarian state is in the area of HUF 50 billion (EUR 200 million).

Deloitte Hungary and Arthur Andersen Kft have each filed an arbitration suit against Erste Bank Hungary as the successor to Postabank alleging that any errors in the financial statements of Postabank were the result of erroneous data provided by Postabank to them. These proceedings have been suspended until a final and binding judgment is brought in the case of the Hungarian state against the auditors.

Consumer protection

The Austrian consumer protection association (the "VKI") has criticised the terms and conditions of three series of note issues. In particular, apart from the provision relating to the calculation of interest, the unilateral termination right of the issuer contained in the terms and conditions of such notes has been criticised by the VKI. Pursuant to the terms and conditions of these notes, the issuer has a right to terminate the notes at certain times and upon certain notice periods in order to be able to terminate such notes in case of unfavourable market conditions, while the investor waives its termination right. In turn, the interest paid on these notes is higher than for comparable notes. As Erste Bank der oesterreichischen Sparkassen AG has not signed the VKI's declaration to cease and desist, the group was confronted with a class action, which was delivered on 19 August 2008.

It is not possible to predict the outcome of the legal proceedings. The fact is that a large number of Austrian and foreign banks have issued similar instruments to Austrian consumers in order to make possible borrowing and the maintenance of debt and thus to permit dependable capital structure planning. Erste Group Bank AG believes that a negative outcome of the proceedings in relation to these note issues will not have a material adverse effect on its financial position.

49) Analysis of remaining maturities

2008	**2008**		**2007**	
in EUR million	**< 1 year**	**> 1 year**	**< 1 year**	**> 1 year**
Loans and advances to credit institutions	11,328	3,016	12,687	2,250
Loans and advances to customers	36,737	89,448	34,103	79,853
Trading assets	4,290	3,244	2,422	4,215
Financial assets - at fair value through profit or loss	816	3,242	426	4,108
Financial assets - available for sale	1,974	14,059	3,153	13,047
Financial assets - held to maturity	2,301	11,844	3,710	13,133
Total	**57,446**	**124,853**	**56,501**	**116,606**
Deposits by banks	28,725	5,947	30,624	4,541
Customer deposits	91,801	17,504	78,890	21,227
Debt securities in issue	9,868	20,615	11,989	19,089
Trading liabilities	1,500	1,019	672	1,084
Subordinated liabilities	378	5,669	62	5,526
Total	**132,272**	**50,754**	**122,237**	**51,467**

50) Principal shareholder

At 31 December 2008, DIE ERSTE österreichische Spar-Casse Privatstiftung, a foundation, held a direct equity interest of approximately 31.12% in Erste Group Bank AG. The foundation is Erste Group Bank AG's largest shareholder.

The foundation received a dividend of EUR 73,694,275.50 on its shareholding in Erste Group Bank AG in 2008 (for the 2007 financial year). The purpose of the foundation, which is intended to be achieved particularly by holding a substantial equity interest in Erste Group Bank AG, is to support social, scientific, cultural and charitable institutions as well as to generally promote the guiding principles of the savings bank philosophy. At 31 December 2008 the members of the foundation's management board were Andreas Treichl (chairman of the management board of Erste Group Bank AG), Dietrich Karner, Richard Wolf and Boris Marte. At that date the foundation's supervisory board had nine members, two of whom are also members of the supervisory board of Erste Group Bank AG.

Under clause 15.1. of the articles of association, DIE ERSTE österreichische Spar-Casse Privatstiftung is entitled – so long as, under section 92(9) Austrian Banking Act, it guarantees all present and future liabilities of Erste Group Bank AG in the event of the latter's insolvency – to delegate up to one-third of the supervisory board members to be elected by the annual general meeting. To date this right of delegation has not been exercised.

51) Own funds and capital requirement

The qualifying capital of Erste Group Bank-group of credit institutions as determined under the Austrian Banking Act had the following composition:

in EUR million	2008 BASEL II	2007 BASEL II
Subscribed capital (less own shares)	634	633
Reserves and minority interests	7,520	6,655
Intangible assets	(513)	(485)
Core capital (Tier 1 before deductions	**7,641**	**6,802**
Deductions from core capital (Tier 1) pursuant to section 23 (13/3) until 4d Austrian Banking Act	(193)	(128)
Core capital (Tier 1) after deductions	**7,448**	**6,674**
Eligible subordinated liabilities	4,195	3,875
Revaluation reserve	140	130
Excess risk provisions	0	250
Qualifying supplementary capital (Tier 2)	**4,335**	**4,255**
Short-term subordinated capital (Tier 3)	**402**	**386**
Deductions from qualifying supplementary capital (50% pursuant to section 23 (13/3) until 23 (13/4d) excl. section 23 (13/4a) Austrian Banking Act	(193)	(128)
Deductions from qualifying supplementary capital pursuant to section 23 (13/4a) Austrian Banking Act	(234)	(73)
Total eligible qualifying capital	**11,758**	**11,114**
Capital requirement	9,598	8,769
Surplus capital	2,160	2,345
Cover ratio	122.5%	126.7%
Tier 1 ratio	**7.2%**	**7.0%**
Solvency ratio	**10.1%**	**10.5%**

The minimum capital requirement as determined under the Austrian Banking Act was fulfilled at all times during the year under review and the prior year.

The capital requirement of Erste Group Bank-group of credit institutions under the Austrian Banking Act was as follows:

in EUR million	2008 BASEL II	2007 BASEL II
Risk-weighted assessment basis pursuant to section 22 (2) Austrian Banking Act	103,663	95,091
8% minimum capital requirement	8,293	7,607
a) Standardised approach	3,027	3,706
b) Internal ratings based approach (IRB)	5,266	3,901
Settlement Risk	0	0
Position-risk in debt instruments, intrinsic value, foreign currencies and commodity risks	402	394
Capital requirement for operational risks	903	768
Capital requirements for qualified non-financial subsidiaries	0	0
Capital requirement	**9,598**	**8,769**

In October 2008 Erste Group Bank AG was advised by the Austrian Financial Market Authority (FMA) that Erste Group, as a result of the sale of 85% of the shares of Sparkassen Versicherung Aktiengesellschaft, is not considered a financial conglomerate within the meaning of section 2(14) Financial Conglomerates Act. Erste Group therefore is no longer subject to the additional supervision under section 5(1)(1) of this Act or the disclosure requirement under section 14(3) of the Act.

52) Events after the balance sheet date

With effect from 20 January 2009, Sparkasse Kufstein joined the cross-guarantee system of the Austrian savings banks. From that date, Sparkasse Kufstein will be included in the consolidated financial statements of Erste Group.

In January 2009, Erste Group Bank AG and the Ministry of Finance concluded a master guarantee agreement for bond issues. Under this programme, Erste Group Bank AG can issue bonds totalling up to EUR 6 billion, backed by a guarantee of the Republic of Austria.

At the end of February Erste Group signed an agreement with the Republic of Austria regarding capitalisation measures originally announced in October 2008. This allows for an issue of participation capital and hybrid capital in an amount of up to EUR 2.7 billion. In line with the decision of the Extraordinary General Meeting of 2 December 2008, Erste Group will offer the participation capital (which according to § 23 Para. 4 and 5 of the Austrian Banking Act ranks pari passu with equity capital) to existing shareholders in accordance with their subscription rights as well as to retail and institutional investors. The offer is expected to run from mid to late April 2009. Since the issue of the participation certificates is in accordance with the subscription rights, there is no dilution for existing shareholders. Irrespective of market conditions, Erste Group expects to place at least EUR 400 million in the market. The terms of the agreement state that, as a result of the public placement there will be no restrictions on the dividend distribution and the interest rate for the participation capital will be 8% p.a. Depending on the take-up of subscription rights by the existing shareholders and the private placement, the Republic of Austria will subscribe for a maximum of EUR 1.89 billion of participation capital. The participation capital is not convertible into ordinary shares. Should the capital not be repaid, the interest rate will increase by 0.5 percentage points in both the sixth and seventh years, by 0.75 percentage points in the eighth year and by one percentage point for every year after that. The interest rate is, however, restricted to a maximum of 12-month Euribor plus 10% p.a. The overall package also allows for an issue of hybrid capital by Erste Bank der oesterreichischen Sparkassen AG with an interest rate of at least 8.15% p.a.

In connection with the sale of the insurance activities to Vienna Insurance Group (VIG), and with a view to further intensifying the cooperation with VIG, Erste Group acquired Ringturm KAG, the asset management business of VIG.

53) Boards of Erste Group Bank AG

SUPBERVISORY BOARD

Heinz Kessler, President	Retired CEO
Georg Winckler, First Vice President	Rector of the University of Vienna Professor of Economics at the University of Vienna
Theresa Jordis, Second Vice President	Attorney at law
Bettina Breiteneder	Businesswoman
Elisabeth Gürtler	Businesswoman
Jan Homan	Chief Executive Officer of Teich AG
Brian Deveraux O'Neill	Retired Businessman
Wilhelm Rasinger	Businessman
Friedrich Rödler	Public Accountant and Tax Consultant
Hubert Singer, until 6 May 2008	Chief Executive Officer of Dornbirner Sparkasse AG
John James Stack	Retired Businessman
Werner Tessmar-Pfohl, since 6 May 2008	Retired Businessman
Gabriele Zuna-Kratky	Manager of Technisches Museum Wien

REPRESENTATIVES OF THE STAFF COUNCIL

Friedrich Lackner	Chairman of the Staff Council
Bertram Mach, since 9 August 2008	Vice Chairman of the Staff Council
Barbara Smrcka, since 9 August 2008	Vice Chairwoman of the Staff Council
Karin Zeisel, until 17 January and since 9 August 2008	Vice Chairwoman of the Staff Council
Günter Benischek, until 9 August 2008	Chairman of the Central Staff Council
Erika Hegmala, until 9 August 2008	Vice Chairwoman of the Central Staff Council
Ilse Fetik, until 9 August 2008	Member of the Central Staff Council
Christian Havelka	Member of the Staff Council
Andreas Lachs, since 9 August 2008	Member of the Staff Council
David Krieber, from 17 January until 9 August 2008	Member of the Central Staff Council

REPRESENTATIVES OF THE SUPERVISORY AUTHORITY

Robert Spacek	State Commissioner
Dietmar Griebler	Deputy State Commissioner
Marcus Heinz	State Controller for Premium Reserve
Eduard Moser	Deputy State Controller for Premium Reserve
Irene Kienzl	Trustee under Mortgage Bank Act
Anton Rainer	Deputy Trustee under Mortgage Bank Act

MANAGEMENT BOARD

Andreas Treichl	Chairman
Elisabeth Bleyleben-Koren, until 9 August 2008	Deputy Chairwoman, until 9 August 2008
Peter Bosek, until 9 August 2008	Member
Franz Hochstrasser	Deputy Chairman, since 24 September 2008
Herbert Juranek	Member
Johannes Kinsky, until 29 June 2008	Member
Peter Kisbenedek, until 30 June 2008	Member
Bernhard Spalt	Member
Thomas Uher, until 9 August 2008	Member
Manfred Wimmer, since 1 September 2008	Member

54) Details of the companies wholly or partly owned by Erste Group at 31 December 2008

The table below presents material fully consolidated subsidiaries and accociates accounted for at equity.

Company name, registered office	Interest additive	Interest of Erste Group
Fully consolidated subsidiaries		
Credit institutions		
Allgemeine Sparkasse Oberösterreich Bankaktiengesellschaft, Linz (Group)	26.9%	26.9%
Banca Comercială Română S.A., Bukarest (Group)	69.3%	69.3%
Bausparkasse der österreichischen Sparkassen Aktiengesellschaft, Vienna	95.0%	95.0%
Česká spořitelna a.s., Prague (Group)	98.0%	98.0%
Dornbirner Sparkasse Bank AG, Dornbirn	0.0%	0.0%
Erste & Steiermärkische banka d.d., Rijeka (Group)	96.1%	65.3%
Erste Bank (Malta) Limited, Sliema	100.0%	100.0%
ERSTE BANK AD NOVI SAD, Novi Sad	100.0%	80.5%
Erste Bank der oesterreichischen Sparkassen AG, Vienna	100.0%	100.0%
Erste Bank Hungary Nyrt., Budapest (Group)	99.9%	99.9%
Kärntner Sparkasse Aktiengesellschaft, Klagenfurt (Group)	25.0%	25.0%
Kremser Bank und Sparkassen Aktiengesellschaft, Krems an der Donau	0.0%	0.0%
Open Joint-Stock Company "Erste Bank", Kiev	100.0%	100.0%
s Wohnbaubank AG, Vienna (Group)	94.3%	90.6%
Salzburger Sparkasse Bank Aktiengesellschaft, Salzburg	98.7%	98.7%
Slovenská sporiteľňa a.s., Bratislava (Group)	100.0%	100.0%
Sparkasse Baden, Baden	0.0%	0.0%
Sparkasse Bludenz Bank AG, Bludenz	0.0%	0.0%
Sparkasse Bregenz Bank Aktiengesellschaft, Bregenz	96.3%	0.0%
Sparkasse der Stadt Feldkirch, Feldkirch	0.0%	0.0%
Sparkasse der Stadt Kitzbühel, Kitzbühel	0.0%	0.0%
Sparkasse Eferding-Peuerbach-Waizenkirchen, Eferding	0.0%	0.0%
Sparkasse Hainburg-Bruck-Neusiedl Aktiengesellschaft, Hainburg an der Donau	75.0%	75.0%
Sparkasse Horn-Ravelsbach-Kirchberg Aktiengesellschaft, Horn	0.0%	0.0%
Sparkasse Imst AG, Imst	0.0%	0.0%
Sparkasse Kremstal-Pyhrn Aktiengesellschaft, Kirchdorf a.d. Krems	30.0%	30.0%
Sparkasse Mühlviertel-West Bank Aktiengesellschaft, Rohrbach	40.0%	40.0%
Sparkasse Neunkirchen, Neunkirchen	0.0%	0.0%
SPARKASSE NIEDERÖSTERREICH MITTE WEST AKTIENGESELLSCHAFT, St. Pölten	0.0%	0.0%
Sparkasse Schwaz AG, Schwaz (Group)	0.0%	0.0%
Sparkasse Voitsberg-Köflach Bankaktiengesellschaft, Voitsberg	8.5%	6.5%
Sparkasse Waldviertel-Mitte Bank AG, Zwettl	0.0%	0.0%
Steiermärkische Bank und Sparkassen Aktiengesellschaft, Graz (Group)	25.0%	25.0%
Tiroler Sparkasse Bankaktiengesellschaft Innsbruck, Innsbruck (Group)	99.4%	75.0%
Waldviertler Sparkasse von 1842 AG, Waidhofen an der Thaya	11.3%	0.0%
Weinviertler Sparkasse AG, Hollabrunn	49.4%	49.4%
Wiener Neustädter Sparkasse, Wiener Neustadt	0.0%	0.0%

Company name, registered office	Interest additive	Interest of Erste Group
Other financial institutions		
EBV - Leasing Gesellschaft m.b.H. & Co. KG., Vienna (Group)	100.0%	100.0%
ERSTE FACTORING d.o.o., Zagreb	100.0%	84.7%
IMMORENT Aktiengesellschaft, Vienna (Group)	100.0%	100.0%
Others		
Erste Finance (Delaware) LLC, City of Wilmington	100.0%	100.0%

Associates accounted for at equity		
Credit institutions		
„Spar - Finanz" - Investitions- und Vermittlungs-Aktiengesellschaft, Vienna	50.0%	50.0%
Intermarket Bank AG, Vienna (Group)	22.4%	22.4%
NÖ Beteiligungsfinanzierungen GmbH, Vienna	30.0%	30.0%
NÖ Bürgschaften GmbH, Vienna	25.0%	25.0%
PayLife Bank GmbH (former Europay Austria Zahlungsverkehrssysteme GmbH), Vienna	19.9%	16.6%
PRIVATINVEST BANK AKTIENGESELLSCHAFT, Salzburg	26.0%	25.7%
Prvá stavebná sporitelna, a.s., Bratislava (Group)	35.0%	35.0%
Others		
APHRODITE Bauträger Aktiengesellschaft, Vienna	50.0%	45.5%
ASC Logistik GmbH, Vienna	24.0%	24.0%
ERSTE d.o.o., Zagreb	24.4%	15.4%
Gelup GesmbH, Vienna	33.3%	31.6%
Immobilien West Aktiengesellschaft, Salzburg	50.0%	49.4%
Informations-Technologie Austria GmbH, Vienna	50.0%	41.8%
Let's Print Holding AG, Graz	42.0%	42.0%
LTB Beteiligungs GmbH, Vienna	25.0%	25.0%
RSV Beteiligungs GmbH, Vienna	33.3%	33.3%
Sparkassen Immobilien Aktiengesellschaft, Vienna (Group)	9.0%	9.0%
VBV - Betriebliche Altersvorsorge AG, Vienna	28.8%	26.4%
VERMREAL Liegenschaftserwerbs- und -betriebs GmbH, Vienna	25.6%	25.6%

Vienna, 10 March 2009

The Management Board

Andreas Treichl
Chairman

Franz Hochstrasser
Vice Chairman

Herbert Juranek
Member

Bernhard Spalt
Member

Manfred Wimmer
Member

AUDITOR´S REPORT (REPORT OF THE INDEPENDENT AUDITORS)*)

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Erste Group Bank AG, Vienna, for the financial year from 1 January 2008 to 31 December 2008. These consolidated financial statements comprise the balance sheet as at 31 December 2008, and the income statement, cash flow statement and statement of changes in equity for the year ended 31 December 2008, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements

Erste Group Bank AG's management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing (ISA), issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections.

Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2008, and of its financial performance and its cash flows for the financial year from 1 January 2008 to 31 December 2008 in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

Laws and regulations applicable in Austria require us to perform audit procedures whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the group.

In our opinion, the consolidated management report for the group is consistent with the consolidated financial statements.

Vienna, 10 March 2009

Sparkassen-Prüfungsverband
(Prüfungsstelle)
(Austrian Savings Bank Auditing Association)
(Audit Agency)
(Bank auditor)

Friedrich Hief mp
Certified Public Accountant

Erich Kandler mp
Certified Public Accountant

Ernst & Young
Wirtschaftsprüfungsgesellschaft m.b.H.

Helmut Maukner mp
Certified Public Accountant

Elisabeth Glaser mp
Certified Public Accountant

*) The report (in the German language, or translations into another language, including shortened or amended versions) may not be made public or used by third parties, when reference is made in part or in whole to the auditors report, without the express written consent of the auditors.

STATEMENT OF ALL MEMBERS OF THE MANAGEMENT BOARD

We confirm to the best of our knowledge that the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group as required by the applicable accounting standards and that the group management report gives a true and fair view of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties the group faces.

Vienna, 10 March 2009

The Management Board

Andreas Treichl
Chairman

Franz Hochstrasser
Vice Chairman

Herbert Juranek
Member

Bernhard Spalt
Member

Manfred Wimmer
Member

Glossary

Average total shareholder return
Average of the annual total shareholder returns since the IPO in 1997.

Book value per share
Equity capital of a public company divided by the number of shares outstanding excluding treasury shares.

Cash return on equity
Also referred to as cash-ROE. Calculated as return on equity, but excluding the impact of non-cash items on net profit after minorities, such as goodwill impairment and amortisation of customer relationships.

Cash earnings per share
Calculated as earnings per share, but excluding the impact of non-cash items on net profit, such as goodwill impairments and amortisation of customer relationships.

CEE (Central and Eastern Europe)
Covers the new member states of the EU that joined in 2004 and 2007 as well as the CIS countries and the states that evolved from the former Yugoslavia.

Cost/Income Ratio
General administrative expenses as a percentage of operating income.

Coverage ratio (own funds)
Own funds as a percentage of the statutory minimum capital requirement.

Coverage ratio (risk provisions)
Risk provisions as a percentage of non-performing loans excluding collateral.

Dividend yield
Dividend payment of the fiscal year as a percentage of the year-end closing price or the most recent price of the share.

Earnings per share
Net profit after minorities divided by average shares outstanding.

Interest-bearing assets
Total assets less cash, trading assets, tangible and intangible fixed assets, tax assets and other assets.

Net interest margin
Net interest income as a percentage of average interest-bearing assets, calculated on a monthly basis.

Operating income
Consists of net interest income, net commission income and trading result.

Operating result
Operating income less operating expenses (=general administrative expenses).

Price/earnings ratio
Closing share price of the fiscal year divided by earnings per share. Usually used for valuation comparisons.

Market capitalisation
Overall value of a company calculated by multiplying the share price by the number of shares outstanding.

NPL ratio
Non-performing loans as a percentage of total credit exposure.

Return on equity
Also referred to as ROE. Net profit after minorities as a percentage of average equity. Average equity is calculated on the basis on month-end values.

Return on investment
A measurement of yield which reflects the interest on the capital invested. It is calculated as a percentage profit on the capital.

Risk categories
The classification of credit assets into the risk classes is based on Erste Group`s internal rating of customers. Erste Group employs internal rating systems that, for private individuals, have eight rating grades for customers not in default and one grade for customers in default; for all other clients, the internal rating systems have 13 rating grades for customers not in default and one rating grade for those in default.

Risk category – low risk
The borrower demonstrates a strong repayment capacity; new business generally involves clients in this risk class.

Risk category – management attention
The borrower's financial situation is rather good, but his repayment ability may be negatively affected by unfavourable economic conditions. New business with clients in this risk class requires adequate structuring of the credit risks, e.g. by way of collateral.

Risk category – substandard
The borrower is vulnerable to negative financial and economic impacts; such loans are managed in specialised risk management departments.

Risk category – non-performing
Non-performing: at least one of the default criteria under Basel II, e.g. total repayment unlikely, interest or principal payment more than 90 days past due, restructuring resulting in a loss to lender, realisation of a loan loss, or opening of bankruptcy proceedings.

Share capital
The equity capital of a company subscribed by the shareholders at par.

Solvency ratio
Total own funds less trading book requirements, unsettled currency positions and operational risk as a percentage of risk-weighted assets under section 22 (2) of the Austrian banking Act (BWG).

Tax rate
Taxes on income as a percentage of pre-tax profit.

Tier 1 ratio
Regulatory core capital according to Austrian Banking Act as a percentage of risk weighted assets under section 22 (2) Austrian Banking Act (BWG).

Total shareholder return
Annual performance of an investment in Erste Group Bank AG shares including all income streams, such as dividends.

Important Addresses

ERSTE GROUP BANK AG

Graben 21
A-1010 Wien
Telefon: +43(0)5 0100 10100
Fax: +43(0)5 0100 9 10100
SWIFT/BIC: GIBAATWG
Website: www.erstegroup.com

AUSTRIA

Erste Bank der oesterreichischen Sparkassen AG
Am Graben 21
A 1010 Wien
Tel: +4350100 10100
Fax: +4350100 9 10100
SWIFT/BIC: GIBAATWW
Website: www.erstebank.at

CZECH REPUBLIC

Česká spořitelna, a.s.
Olbrachtova 1929/62
140 00 Praha 4
Tel:+420261071111
Fax:+420261073 006
SWIFT/BIC: GIBACZPX
Email: csas@csas.cz
Website: www.csas.cz

SLOVAKIA

Slovenská sporiteľňa, a.s.
Tomášikova 48
832 37 Bratislava
Tel: +421248 621111
Fax: +421248627000
SWIFT/BIC: GIBASKBX
Email: info@slsp.sk
Website: www.slsp.sk

HUNGARY

Erste Bank Hungary
Népfürdő ut 24-26
1138 Budapest
Tel: +36 1 298 0221
Fax: +36 1 373 2499
SWIFT/BIC: GIBAHUHB
Email: uszolg@erstebank.hu
Website: www.erstebank.hu

CROATIA

Erste Bank Croatia
Ivana Lucica 2
10000 Zagreb
Tel: +385(0)62375000
Fax: +385(0)62376000
SWIFT/BIC: ESBCHR22
Email: erstebank@erstebank.hr
Website: www.erstebank.hr

SERBIA

Erste Bank a.d. Novi Sad
Bulevar Oslobodjenja 5
21000 Novi Sad
Tel: +381214873510
Fax: +381212015070
SWIFT/BIC: GIBARS22
Email: info@erstebank.rs
Website: www.erstebank.rs

ROMANIA

Banca Comercială Română
Regina Elisabeta Blvd 5
030016 Bucharest 3
Tel: +40213131246
SWIFT/BIC: RNCBROBU
Email: bcr@bcr.ro
Website: www.bcr.ro

UKRAINE

Erste Bank Ukraine
Prorizna Street 6
01034 Kyiv
Tel: +380445859200
Fax: +380442309349
SWIFT/BIC: PRSJUAUK
Email: office@erstebank.ua
Website: www.erstebank.ua

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Imprint

Publisher and copyright owner:

Erste Group Bank AG,
Graben 21, A-1010 Vienna

Editor:

Investor Relations-Team, Erste Group

Production:

Erste Group with the assistance of FIRE.sys (Konrad GmbH)

Photography:

Peter Rigaud c/o Shotview Photographers (page: 4,5)

Printer:

Grasl Druck und Neue Medien GmbH
Druckhausstraße 1
2540 Bad Vöslau

GB Englisch E189084

www.erstegroup.com